

ANNUAL REPORT 2022

2022 AMERIPRISE FINANCIAL
Consolidated Highlights

($ in millions, except per share amounts and as noted)

Adjusted Operating [1,2]	2022	2021	2020
Net revenues	$14,264	$13,861	$11,829
Earnings	$2,724	$2,724	$1,770
Earnings per diluted share	$23.96	$22.70	$14.08
Return on equity excluding accumulated other comprehensive income, net of tax	45.9%	50.6%	30.2%

GAAP	2022	2021	2020
Net revenues	$14,271	$13,431	$11,899
Net income (earnings)	$2,559	$2,760	$1,534
Earnings per diluted share	$22.51	$23.00	$12.20
Return on equity excluding accumulated other comprehensive income, net of tax	43.1%	51.2%	26.1%

Adjusted Operating Before Annual Unlocking	2022	2021	2020
Earnings	$2,858	$2,730	$2,119
Earnings per diluted share	$25.14	$22.75	$16.86
Return on equity excluding accumulated other comprehensive income, net of tax	48.1%	50.7%	36.1%

The schedule above is presented to provide insight into the effect of the company's annual review of insurance and annuity valuation assumptions and model changes (unlocking) on certain non-GAAP financial measures. Given the non-cash nature of unlocking, management provides this additional detail to reflect the underlying performance of the business. See footnote 2 for more information about unlocking.

	2022	2021	2020
Assets under management and administration (in billions)	$1,178	$1,418	$1,102
Percent of adjusted operating earnings from Wealth Management[3]	57%	49%	47%
Weighted average common shares outstanding — diluted	113.7	120.0	125.7
Cash dividends paid per common share	$4.88	$4.43	$4.09
Common stock shares repurchased	6.6	7.1	8.4

[1] This Annual Report to Shareholders contains certain non-GAAP financial measures that management believes best reflect the underlying performance of our operations. Reconciliations of non-GAAP measures to the most directly comparable GAAP measure are on page 11.

[2] Results include the non-cash impact of unlocking, which reflects the company's annual review of market-related inputs and model changes related to our living benefit valuation, insurance and annuity valuation assumptions relative to current experience and management expectations, and premium deficiency testing. To the extent that expectations change as a result of this review, the company updates its assumptions and models and the impact is reflected as part of annual unlocking.

[3] Results are before the non-cash impact of unlocking.



JAMES M. CRACCHIOLO
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER

DEAR FELLOW SHAREHOLDERS,

I am pleased to report that Ameriprise Financial had another excellent year in 2022, building on our proven track record as a financial services leader. The strength of our diversified business and dedicated team once again ensured that we could perform well in a challenging and uncertain global operating environment.

The Ameriprise team worked diligently to help our clients and the firm navigate difficult markets, and for the first time in decades, a rapidly rising interest rate environment. Both equity and fixed income markets in the U.S. and Europe declined significantly, particularly in the first half of the year. Geopolitical risk was front-and-center and inflation remained high and persistent. This resulted in significant volatility and a more bearish sentiment among many investors.

Our clients — both individual and institutional investors globally — relied on us for our thoughtful perspective, market insights and broad capabilities to help them achieve their financial goals.

Throughout our 129-year history, Ameriprise has successfully navigated tough market cycles, and that certainly held true in 2022. Importantly, Ameriprise continued to evolve and grow during this period as well, reinforcing our strong position in a highly competitive industry. As the environment shifted, we benefited from the extensive capabilities we've put in place while we continued investing for growth — always focused on our mission to help clients feel confident about their financial futures.

(continued on next page)

STRONG FINANCIAL PERFORMANCE IN A CHALLENGING YEAR

Adjusted operating results, before annual unlocking

Revenue ($ in billions)



2022	$14.3
2021	$13.8
2020	$11.8

Earnings ($ in billions)



2022	$2.9
2021	$2.7
2020	$2.1

Earnings per diluted share



2022	$25.14
2021	$22.75
2020	$16.86

Return on equity excluding other comprehensive income



2022	48.1%
2021	50.7%
2020	36.1%

Generating differentiated results

The financial strength we consistently demonstrate reflects both the effective execution of our strategy and steady investment in the business. We have continued to grow and transform our business, which is built on delivering an exceptional experience for our clients while generating attractive returns for shareholders.

Advice & Wealth Management is our core growth driver with the expansion of Ameriprise Bank, FSB, as an important current and future contributor to our results. These businesses are complemented by the stability of our high-quality Retirement & Protection Solutions businesses and our Global Asset Management business.

In terms of 2022, adjusted operating results before annual unlocking were strong.

- Revenue increased 3% to a new record of $14.3 billion as significant growth in our spread-based businesses more than offset lower fee and transactional revenue.

- Operating earnings increased 5% to a record of $2.9 billion, and we generated a new high of $25.14 for earnings per diluted share, up 11%.

- We again delivered an industry-leading return on equity, at more than 48%.

These are excellent financial results, especially considering the headwinds from market depreciation and a difficult foreign currency translation that negatively impacted our total assets under management and administration, which ended the year at $1.2 trillion.

Each of our businesses made important contributions to our financial results in 2022, with our advisor network driving approximately 85% of firm-wide revenues given the linkages in our integrated model.



Consistent record of outperformance across market cycles — No. 1 in total shareholder return in S&P 500 Financials Index since our debut in 2005

Total shareholder return			
	1-yr	3-yr	5-yr
AMP	**5%**	**99%**	**106%**
S5FINL	(11%)	18%	36%
SPX	(18%)	25%	57%

■ Ameriprise Financial, Inc. (AMP) ▬ S&P 500 Index (SPX) ▬ S&P 500 Financials Index (S5FINL)

Source: Bloomberg, data as of 12-31-22.

Creating differentiated shareholder value and reinforcing our strong financial foundation

Ameriprise generates significant shareholder value, and in 2022 we added to our exceptional 17-year record since becoming an independent, public company in 2005.

- The total shareholder return of our common stock in 2022 was 5%, far outpacing the double-digit negative returns of the S&P 500 Financials Index and the S&P 500 Index.

- Since 2005, we ranked No. 1 in terms of the total shareholder return among all firms in the S&P 500 Financials Index.

Ameriprise is highly regarded for the strength of our balance sheet, our ability to generate free cash flow and our capital management. We have a high-quality investment portfolio and maintain substantial liquidity, as well as appropriate excess capital.

As we've steadily grown our business and increased our earnings over the years, we have made strategic decisions that have reduced the capital intensity of the firm and freed up capital to return to shareholders at an attractive rate.

- 2022 was the 12th consecutive year we returned approximately 85% or more of our adjusted operating earnings to shareholders.

- We raised our dividend another 11% in 2022, our 18th increase since 2005.

- Over the past five years, our consistent focus on capital return has reduced our total share count by 28%.

Importantly, Ameriprise was able to achieve this high level of capital return and maintain strong balance sheet fundamentals while continuing to invest consistently in the business to serve clients' needs.

The following is more detail and perspective on our businesses, our results, the team and our commitment to engagement in the community.

Beginning with Wealth Management, we have a clear focus on serving clients' needs exceptionally well and building on our leadership position.

At Ameriprise, we develop personal, long-term relationships with our clients that often span generations, helping individuals and families reach critical goals and milestones and protect what matters most. For decades, we've focused on serving clients' financial needs holistically in advice-based relationships. It's a legacy that we've continued to build upon.

In 2022, we again rose to the occasion, helping clients understand the market volatility and remain on track to achieve their goals. Client satisfaction remained very high at 4.9 out of 5 stars, reflecting our steadfast focus on delivering a differentiated and referable client experience and ongoing investments we have made, including in our:

- Robust technology platform

- Extensive digital capabilities

- High-performing products and solutions

- Award-winning client service

Consistent high level of client engagement and satisfaction*



Clients rate Ameriprise as

4.9 out of 5

In 2022, we delivered excellent results in Wealth Management despite the volatile environment.

Client net inflows were at an all-time high of $42 billion as clients remained engaged and worked closely with their advisors.

Given the climate, the mix of our flows shifted during 2022 due to the rising rate environment and volatility. We saw strong growth in flows into brokerage, cash, certificates and other products.

Our comprehensive, personal approach and broad capabilities ensured we could help clients adjust their portfolios for their specific risk tolerances, including higher-net-worth investors, among whom we are seeing good traction in client acquisition.

Advice & Wealth Management total client flows

($ in billions)



2022	**$42.5**
2021	$41.4
2020	$29.7
2019	$20.2
2018	$22.5

Ameriprise total client assets

($ in billions)



2022	**$758**
2021	$858
2020	$732
2019	$643
2018	$539

Serving millions of clients across the U.S. with a premier advisor force

At Ameriprise, our advisors are passionate about serving clients and building exceptional, growing practices. We surround our advisors with extensive support, leading technology, dedicated leadership, training, coaching, compliance and marketing programs.

We consistently invest to help our advisors deepen client relationships, attract new clients and expand their practices. This includes our national advertising, which continues to tell the Ameriprise story boldly in the marketplace.

In 2022, we launched a new national advertising campaign, "Advice Worth Talking About." It highlights our exceptional client satisfaction, personalized advice and referable experience. And we're adding to this successful campaign in 2023.

> ## Ranked as the No. 2
> brand among Financial Services firms for *Customer Trust* according to Forrester's 2022 U.S. Customer Trust Index[*]

Ameriprise advisors are highly satisfied with the firm and appreciate our exceptional support. Our approach led to continued advisor productivity growth, up 4 percent from a year ago to $827,000 in adjusted operating net revenue per advisor.

Ameriprise complemented our organic growth in 2022 with advisor recruiting efforts, growing our total advisor force to 10,269. We were pleased to welcome 340 experienced advisors from across the industry, and the advisors who joined us in 2022 were some of our most productive in recent years. New, experienced advisors who join Ameriprise consistently tell us they appreciate

the strength of our value proposition, the brand and the stability of the firm. In fact, we surveyed advisors who have recently joined us and nearly 9 out of 10[*] would refer us to other successful advisors.

Growing Ameriprise Bank, FSB, in a rising interest rate environment

Ameriprise has a legacy in banking and trust developed over many years, and we re-established Ameriprise Bank, FSB, in 2019 to be in a strong position when interest rates returned to more normal levels. Today, the bank provides important flexibility in a rising interest rate environment and helps our advisors further engage with clients.

Total bank assets grew significantly to $19 billion. We moved additional deposits to the bank, adding $6.5 billion in 2022, and adjusted our investment strategy for the rate environment, garnering additional spread. We also drove good growth in our lending solutions, including our pledge loan product, and are on track to launch more lending products in 2023.



Ameriprise Bank, FSB, assets ($ in billions)

Year	Assets
2022	**$19.0**
2021	$12.5
2020	$8.2

Generating record financial results in Wealth Management

With regard to Wealth Management financial results, including the strong growth of the bank, we had a record year. This included new highs for net revenue, pretax adjusted operating earnings and overall margin.

We feel very good about the results we achieved and the opportunity in front of us to continue our progress.

High-quality Retirement and Protection Solutions businesses

Focused on appropriate products for clients and the firm	Free cash flow generator	Strong risk profile

Differentiated Retirement and Protection Solutions businesses that provide stability and generate solid earnings and free cash flow

As interest rates rose in 2022, we were well positioned to serve client needs and generate very good returns that also reflected the meaningful progress we have made in recent years to appropriately risk-adjust these businesses.

RiverSource®

- Among the most profitable U.S. life insurers*

- $199 billion in life insurance in-force

- $74 billion in variable annuity account balances

In addition to stopping sales of fixed annuities in 2020 and reinsuring the fixed annuity book, we also discontinued sales of variable annuities with living benefit guarantees in 2021. And in 2022, we continued to narrow our focus to concentrate on products that can both meet client needs and our shareholder return expectations in a challenging interest rate environment. This included:

- Focusing on variable annuities without living benefits and our structured products

- Moving away from fixed insurance products to emphasize products such as variable universal life and disability insurance that are appropriate in the current environment

While sales were down given the climate and our strategy, we feel good about these businesses overall and the retirement income and protection capabilities they provide to our wealth management clients.

The businesses consistently deliver strong financial results, generate good earnings, and provide stability, solid returns and free cash flow as a complement to our more fee-based businesses.



COLUMBIA THREADNEEDLE
INVESTMENTS

A Top 35 Global Asset Manager

131 ★★★★ *and* ★★★★★
*Morningstar-rated funds globally**



Recognized with 20 Refinitiv Lipper Fund Awards in 2022

Professional Pensions UK Pensions Awards: 25 years of Excellence in Investment Management

European Pension Awards: Equities Manager of the Year — 2022

Navigating the environment as a global asset manager

Columbia Threadneedle Investments is a top 35 global asset manager with a strong reputation as an active manager grounded in research intensity.

Clearly, the market environment was difficult for the industry globally in 2022. Given the declines in equity and fixed income markets, as well as negative foreign exchange impacts, our AUM was down 23 percent to $584 billion. Importantly, we stayed focused on our clients' needs and provided informed perspective.

The foundation of the business remains strong, and we are well equipped to navigate headwinds.

· Through steady investment and acquisitions, we've significantly enhanced our investment capabilities, distribution reach, operational strength, digital presence and analytics.

· Importantly, we maintained our effective expense discipline to help offset some of the market-driven revenue pressure.

As equity markets and interest rates stabilize, we believe Columbia Threadneedle will capitalize on the opportunity given our global reach and broad equity, fixed income, alternative and real asset investment capabilities.

In terms of investment performance, our teams continue to generate solid performance over 3-, 5- and 10-year time periods, understanding that our 1-year performance was challenged given the volatility. We ended the year with 131 four- and five-star Morningstar-rated funds globally, which demonstrates the breadth of our capabilities and the strength of our performance.

From a flows perspective, it was a challenging year for the industry and Columbia Threadneedle. Excluding legacy insurance partner strategies, we experienced net outflows of $2 billion in 2022 as a good year in Institutional was more than offset by industry-wide pressure in global retail.

Integrating our strategic acquisition in EMEA

A key highlight in 2022 was the progress we made integrating BMO Financial Group's EMEA asset management business, a highly complementary acquisition that we completed in 2021. We're benefiting from our expanded European presence, particularly in the institutional market, as well as our additional key investment capabilities and solutions.

In Asset Management, we have the right focus, distribution priorities and capabilities to serve clients now and into the future.



Ameriprise advisors, employees and clients participate in two National Days of Service each year helping the 34 million people in the U.S. who struggle with hunger.

COMMITTED TO STRENGTHENING OUR COMMUNITIES

Ameriprise is dedicated to using the firm's resources and talents to improve the lives of individuals and help build strong communities. Together with our employees and advisors, Ameriprise contributed more than $17 million in 2022 to a diverse group of more than 8,100 nonprofits.

2022
234 corporate grants
7.5M meals
63,615 volunteer hours
$17.4M contributed

Earning industry-leading employee engagement and fostering a diverse, equitable and inclusive culture

Our caring culture is firmly grounded in our values: Client-Focused; Integrity Always; Excellence in All We Do; and Respect. Our teams embrace these values and are highly engaged.

We are proud to consistently score above financial industry benchmarks in our annual engagement survey and earn some of the highest scores across all industries.

This was true again in 2022, when we saw particular strength in the metrics of integrity, leader effectiveness, respect and client focus.

We are also proud of our work to support diversity, equity and inclusion (DEI) across our global firm.

Through diversity, we access talent, innovative ideas and varied perspectives to deliver solutions that meet client needs and make a difference in their lives.

DEI is embedded in our culture, values and how we operate, and we are committed to continuing to make progress and maximizing the unique contributions of everyone at Ameriprise.

Managing our business responsibly

At Ameriprise, we have always managed our business responsibly and remained focused on the interests of all of our stakeholders. In 2022, we again were included in a number of ESG indices and rankings, including the Bloomberg Gender Equality Index, multiple FTSE4Good indices and the Disability Equality Index. Our top sustainability priorities include ensuring strong talent development and retention, advancing our DEI programs, maintaining excellent compliance

RECOGNIZED FOR MANAGING OUR BUSINESS RESPONSIBLY











The use by Ameriprise Financial of any MSCI ESG Research LLC or its affiliates ("MSCI") data, and the use of MSCI logos, trademarks, service marks or index names herein, do not constitute a sponsorship, endorsement, recommendation, or promotion of Ameriprise Financial by MSCI. MSCI services and data are the property of MSCI or its information providers and are provided "as-is" and without warranty. MSCI names and logos are trademarks or service marks of MSCI.

Used with permission. ©2022 Dow Jones & Company, Inc.

* See source information on page 10.

programs and good governance, and operating with strong data privacy and security.

We also continued to evolve our environmental reporting, further demonstrating how we operate as an environmental steward. To learn more about our corporate social responsibility reporting, view our 2023 Responsible Business Report on ameriprise.com, which outlines our approach to sustainability and our progress.

Looking forward

At Ameriprise, we have built a powerful value proposition supported by a highly dedicated and talented team focused on serving clients' needs exceptionally well while delivering excellent results.

Looking forward, our focus is to build on our strong record and to create further value and serve even more investors.

I am proud of our Ameriprise team and all that we accomplished in 2022 in a challenging environment. I believe we are in an excellent position to continue our progress.

On behalf of all of us at Ameriprise — our more than 20,000 employees and advisors and my fellow members of the Board of Directors — thank you for your trust and belief in Ameriprise. We will continue to do everything we can to earn it.

Respectfully,

James M. Cracchiolo

James M. Cracchiolo
Chairman and Chief Executive Officer

This report is not a solicitation for any of the products or services mentioned. **Investment products are not insured by the FDIC, NCUA or any federal agency, are not deposits or obligations of, or guaranteed by any financial institution, and involve investment risks including possible loss of principal and fluctuation in value.**

Past performance does not guarantee future results. Actual results may vary materially from our plans, estimates and beliefs. Please review carefully the discussion captioned "Forward-Looking Statements" contained in Part II, Item 7 in our Annual Report on Form 10-K for the year ended Dec. 31, 2022.

Morningstar: **Past performance does not guarantee future results.** Morningstar as of Dec. 31, 2022. **Columbia funds are available for purchase by U.S. customers. Out of 104 Columbia funds (Inst. shares) rated, 15 received a 5-star Overall Rating and 35 received a 4-star Overall Rating.** Out of 157 Threadneedle funds (highest rated share class) rated, 27 received a 5-star Overall Rating and 54 received a 4-star Overall Rating. The Overall Morningstar Rating is derived from a weighted average of the performance figures associated with its 3-, 5- and 10-year (if applicable) Morningstar Rating metrics. Not all funds are available in all jurisdictions, to all investors or through all firms. **For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ used to rank the fund against other funds in the same category. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly excess performance, without any adjustments for loads (front-end, deferred, or redemption fees), placing more emphasis on downward variations and rewarding consistent performance.** Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.) The Morningstar Rating™ is for class Institutional shares only; other classes may have different performance characteristics and may have different ratings. © 2022 Morningstar. All rights reserved. The Morningstar information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information.

The following describes the principal subsidiaries that conduct the financial planning, asset accumulation and income, and protection businesses of Ameriprise Financial, Inc. Columbia Funds are distributed by Columbia Management Investment Distributors, Inc., member FINRA, and managed by Columbia Management Investment Advisers, LLC. Threadneedle International Limited, BMO Asset Management Limited, LGM Investments Limited, and Pyrford International Ltd, are SEC- and FCA-registered investment adviser affiliates of Columbia Management Investment Advisers, LLC based in the U.K. RiverSource insurance and annuity products are issued by RiverSource Life Insurance Company and, in New York, by RiverSource Life Insurance Co. of New York, Albany, NY, and distributed by RiverSource Distributors, Inc. Ameriprise Insurance Company. Advisory services and products are made available through Ameriprise Financial Services, LLC (AFS), a registered investment adviser. Securities offered through Ameriprise Financial Services, LLC. Member FINRA and SIPC.

Ameriprise Bank, FSB, provides deposit, lending, and personal trust products and services to clients of Ameriprise Financial Services, LLC. ("AFS"). Ameriprise Bank, FSB and AFS are subsidiaries of Ameriprise Financial, Inc. AFS financial advisors may receive compensation for selling bank products.

Ameriprise Bank, FSB. Member FDIC.

Columbia Threadneedle Investments is the global brand name of the Columbia and Threadneedle group of companies.

Page 4: Clients can respond to an internal Ameriprise survey and rate their advisor or practice based on their satisfaction with the advisor or practice, on a scale of 1 to 5 (1 = extremely dissatisfied to 5 = extremely satisfied). Client experiences may vary and working with any Ameriprise Financial practice is not a guarantee of future financial results. Investors should not consider this rating a substitute for their own research and evaluation of a financial practice's qualifications. Only clients who access the Ameriprise

Secure Client Site may submit a rating. Ratings reflect an average of all client responses received over a rolling two-year period as of 12/31/2022.

Page 5: Ameriprise asked experienced advisors who moved their book of business to the firm in the last one-to-five years to compare its support, resources, and capabilities to their previous firm and state their satisfaction with their experience. The survey results identified the top ways Ameriprise stands out compared to competitors. 294 advisors responded to the "Ultimate Advisor Partnership" survey, which was conducted in November 2021. Ameriprise Financial received one of the highest Customer Trust Index scores among Financial Services in *Forrester's* proprietary 2022 U.S. Customer Trust Index ranking. The ranking was based on Forrester's Customer Trust Index Scores, derived from Forrester's Customer survey of 10,655 U.S. consumers measuring 12 Investment Firms from March 29 to May 26, 2022. Customer Trust Index scores for individual financial services brands reflect the average level of trust customers have in a brand. Forrester Research does not endorse any company included in any Customer Trust Index report and does not advise any person to select the products or services of any particular company based on the ratings included in such reports. Ameriprise did not pay a fee to be evaluated for this rating. Ameriprise did pay a licensing fee to publicly cite the results of the survey.

Page 6: Life Annuity Specialist – U.S. life insurers with at least $3 billion in revenue.

Page 7: See Morningstar disclosure. For U.S. Refinitiv Lipper fund awards, see press release on U.S. Press Center on columbiathreadneedleus.com. Top 35: *IPE* Top 500 Asset Managers.

Page 9: The term *Military Friendly*® is a registered trademark of Viqtory, Inc., and is used with permission. For more information, visit www.militaryfriendly.com/mfcguide/. As a 2023 Bronze level award designee, Ameriprise Financial is within 30% of the organizations ranked 10th in the Top 10 award category for similar organizations. The *Bloomberg Gender-Equality Index (GEI)* was created to expand the universe of environmental, social and governance data from public companies available to investors. The index reflects Bloomberg's dedication to increasing data transparency and bringing a new level of clarity and awareness to the progress against social and governance goals. Learn more at: www.bloomberg.com/gei. *The FTSE4Good Index Series* is designed by FTSE Russell to measure the performance of companies demonstrating strong Environmental, Social and Governance (ESG) practices. Transparent management and clearly defined ESG criteria make FTSE4Good indexes suitable tools to be used by a wide variety of market participants when creating or assessing sustainable investment products. *The Wall Street Journal* Management Top 250 ranking is based on a holistic measure of corporate effectiveness developed by the Drucker Institute. More than 900 U.S. companies were evaluated on 34 indicators across five dimensions of corporate performance: Customer Satisfaction, Employee Engagement and Development, Innovation, Social Responsibility and Financial Strength. All data collected was the most current available as of June 30, 2022. Ameriprise did not pay a fee to be evaluated for this rating. Ameriprise did pay a licensing fee to use the Management Top 250 logo. See https://www.drucker.institute/company-rankings/the-wall-street-journal-management-top-250/. *The Disability Equality Index (DEI)* is a national, transparent benchmarking tool that offers businesses an opportunity to self-report their disability inclusion policies and practices. It was developed by two national leaders, American Association of People with Disabilities (AAPD) and Disability:IN, in consultation with the appointed DEI Advisory Committee, a diverse group of experts in business, policy, and disability advocacy. Learn more at: www.DisabilityEqualityIndex.org. Forbes and Statista recognized the *Best Employers for Diversity* based on anonymous surveys from 60,000 U.S. employees working for companies with at least 1,000 people in their U.S. operations; the survey ran from Sept.–Oct. 2021. Respondents were asked to rate their organizations on criteria such as age, gender, ethnicity, disability and sexual orientation equality and general diversity. Respondents from underrepresented groups were also asked to nominate organizations other than their own. In the evaluation, Statista also considered diversity among top executives/board and other publicly available diversity indicators and reports. Approximately 2,000 companies across 24 industries were evaluated.

Adjusted operating net revenues ($ in millions)	2022	2021	2020
Total net revenues	$14,271	$13,431	$11,899
Less: Revenues attributable to the CIEs	99	107	71
Less: Net realized investment gains (losses)	(107)	90	(11)
Less: Market impact on non-traditional long-duration products	16	38	10
Less: Mean reversion related impacts	(1)	1	–
Less: Block transfer reinsurance transaction impacts	–	(644)	–
Less: Integration/restructuring charges	–	–	–
Less: Market impact of hedges on investments	–	(22)	–
Adjusted operating total net revenues	$14,264	$13,861	$11,829
Less: Unlocking	1	19	(1)
Adjusted operating total net revenues excluding unlocking	$14,263	$13,842	$11,830

Adjusted operating earnings per diluted share ($ in millions, except per share amounts)	2022	2021	2020	Per Diluted Share		
				2022	2021	2020
Net income	$2,559	$2,760	$1,534	$22.51	$23.00	$12.20
Less: Net income (loss) attributable to the CIEs	(4)	(3)	3	(0.04)	(0.03)	0.02
Add: Integration/restructuring charges[1]	50	32	4	0.44	0.27	0.03
Add: Market impact on non-traditional long-duration products[1]	(211)	656	375	(1.86)	5.47	2.98
Add: Mean reversion related impacts[1]	268	(152)	(87)	2.36	(1.27)	(0.69)
Add: Market impact of hedges on investments[1]	–	22	–	–	0.18	–
Less: Net realized investment gains (losses)[1]	(97)	87	(10)	(0.85)	0.73	(0.08)
Less: Block transfer reinsurance transaction impacts[1]	–	521	–	–	4.34	–
Add: Tax effect of adjustments[2]	(43)	11	(63)	(0.38)	0.09	(0.50)
Adjusted operating earnings	$2,724	$2,724	$1,770	$23.96	$22.70	$14.08
Less: Unlocking	(169)	(8)	(442)	(1.49)	(0.07)	(3.52)
Add: Tax effect of unlocking[2]	(35)	(2)	(93)	(0.31)	(0.02)	(0.74)
Adjusted operating earnings excluding annual unlocking	$2,858	$2,730	$2,119	$25.14	$22.75	$16.86

Weighted average common shares outstanding:			
Basic	111.3	117.3	123.8
Diluted	113.7	120.0	125.7

[1] Pretax adjusted operating adjustment.
[2] Calculated using the statutory tax rate of 21%.

Adjusted operating return on equity ($ in millions)	2022	2021	2020
Net income	$2,559	$2,760	$1,534
Less: Adjustments[1]	(165)	36	(236)
Adjusted operating earnings	$2,724	$2,724	$1,770
Less: unlocking	(134)	(6)	(349)
Adjusted operating earnings excluding unlocking	$2,858	$2,730	$2,119
Total Ameriprise Financial, Inc. shareholders' equity[2]	$4,453	$5,944	$6,378
Less: Accumulated other comprehensive income, net of tax[2]	(1,487)	556	508
Total Ameriprise Financial, Inc. shareholders' equity excluding AOCI	5,940	5,388	5,870
Less: Equity impacts attributable to the consolidated investment entities	–	2	1
Adjusted operating equity	$5,940	$5,386	$5,869
Return on equity, excluding AOCI	43.1%	51.2%	26.1%
Adjusted operating return on equity, excluding AOCI[3]	45.9%	50.6%	30.2%
Adjusted operating return on equity, excluding AOCI and unlocking[3]	48.1%	50.7%	36.1%

[1] Adjustments reflect the trailing twelve months' sum of after-tax net realized investment gains/losses, net of deferred sales inducement costs ("DSIC") and deferred acquisition costs ("DAC") amortization, unearned revenue amortization and the reinsurance accrual; the market impact on non-traditional long-duration products, net of hedges and related DAC amortization, unearned revenue amortization, and the reinsurance accrual; mean reversion related impacts; block transfer reinsurance transaction impacts; gain on disposal of business; the market impact of hedges to offset interest rate and currency changes on unrealized gains or losses for certain investments; integration/restructuring charges; and the impact of consolidating certain investment entities. After-tax is calculated using the statutory tax rate of 21%.

[2] The company revised prior period Consolidated Financial Statements to correct shadow unearned revenue liability balances associated with universal life insurance products.

[3] Adjusted operating return on equity excluding accumulated other comprehensive income (AOCI) is calculated using the trailing twelve months of earnings excluding the after-tax net realized investment gains/losses, net of DSIC and DAC amortization, unearned revenue amortization and the reinsurance accrual; the market impact on non-traditional long-duration products, net of hedges and related DAC amortization, unearned revenue amortization, and the reinsurance accrual; mean reversion related impacts; gain on the disposal of business; the market impact of hedges to offset interest rate changes on unrealized gains or losses for certain investments; integration/restructuring charges; the impact of consolidating certain investment entities; and discontinued operations in the numerator, and Ameriprise Financial shareholders' equity excluding AOCI and the impact of consolidating investment entities using a five-point average of quarter-end equity in the denominator. After-tax is calculated using the statutory tax rate of 21%.

Mix Shift ($ in millions)	2022	2021	2020
Advice & Wealth Management pretax adjusted operating earnings	$2,192	$1,743	$1,321
Less: Unlocking	–	–	–
Pretax adjusted operating earnings excluding unlocking	$2,192	$1,743	$1,321
Asset Management pretax adjusted operating earnings	$844	$1,096	$697
Less: Unlocking	–	–	–
Pretax adjusted operating earnings excluding unlocking	$844	$1,096	$697
Retirement & Protection Solutions pretax adjusted operating earnings	$630	$735	$480
Less: Unlocking	(172)	(5)	(295)
Pretax adjusted operating earnings excluding unlocking	$802	$740	$775
Percent pretax adjusted operating earnings from Advice & Wealth Management excluding unlocking	57%	49%	47%
Percent pretax adjusted operating earnings from Asset Management excluding unlocking	22%	31%	25%
Percent pretax adjusted operating earnings from Retirement & Protection Solutions excluding unlocking	21%	20%	28%

Excludes Corporate & Other Segment.





AMERIPRISE FINANCIAL, INC.

2022 FORM 10-K

(This page has been left blank intentionally.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from _____ to _____

Commission File No. 1-32525

AMERIPRISE FINANCIAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	13-3180631
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1099 Ameriprise Financial Center Minneapolis Minnesota	55474
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (612) 671-3131

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock (par value $.01 per share)	AMP	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation ST (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒   Accelerated Filer ☐

Non-accelerated Filer ☐   Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value, as of June 30, 2022, of voting shares held by non-affiliates of the registrant was approximately $25.8 billion.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Class	Outstanding at February 10, 2023
Common Stock (par value $.01 per share)	105,279,357 shares

DOCUMENTS INCORPORATED BY REFERENCE

Part III: Portions of the registrant's Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Annual Meeting of Shareholders to be held on April 26, 2023 ("Proxy Statement").

AMERIPRISE FINANCIAL, INC.
FORM 10-K

INDEX

PART I.

Item 1. Business

Overview

Ameriprise Financial is a diversified financial services company with a more than 125-year history of providing solutions to help clients confidently achieve their financial objectives. Ameriprise Financial, Inc. is a holding company incorporated in Delaware that primarily engages in business through its subsidiaries. Accordingly, references to "Ameriprise," "Ameriprise Financial," the "Company," "we," "us," and "our" may refer to Ameriprise Financial, Inc. exclusively, to our entire family of companies, or to one or more of our subsidiaries.

We are a long-standing leader in financial planning and advice offering a broad range of products and services designed to achieve individual and institutional clients' financial objectives. Our strategy is centered on helping our clients confidently achieve their goals by providing holistic advice and by managing and protecting their assets and income. We utilize two go-to-market approaches in carrying out this strategy: Wealth Management and Asset Management.

Wealth Management

Our Advice & Wealth Management business is the primary growth engine of Ameriprise with a significant market opportunity. We are in a compelling position to capitalize on significant demographic and market trends driving increased demand for financial advice and solutions. In the U.S., the ongoing transition of baby boomers into retirement, as well as Generation X and Millennials planning for retirement, continues to drive demand for financial advice and solutions. Our primary target market is households with $500,000 to $5,000,000 in investable assets, and we are also well-suited to serve those outside this asset range. The amount of investable assets held by investors with $500,000 or more is projected to grow 3-5% annually going forward. Additional targets include higher-net worth households — including those with investable assets over $10,000,000 — and the next generation of investors who are currently building their wealth.

We are an industry-leading wealth manager with a differentiated advice value proposition. Our network of more than 10,000 financial advisors (our "advisors") is the primary channel through which we carry out our wealth management activities. Our capabilities are centered on establishing long-term personal relationships between our clients and our advisors. Through our affiliated advisors, we offer financial planning and advice, cash management and banking products, and full-service brokerage services, primarily to retail clients.

We design products and services as solutions for our clients' cash and liquidity, asset accumulation, income, retirement, protection, and estate and wealth transfer needs. The financial solutions we offer through our advisors include other providers' products as well as our own products and services. We distribute our own life and disability income insurance, as well as variable, immediate and structured variable annuity products, through our advisor channel.

Our advisor force is among the largest in the industry and is central to how we serve our clients. We support our advisors with an integrated technology platform, training, leadership and marketing programs to assist them in serving their clients and growing their practices. Our nationally recognized brand combined with these programs and other support creates a compelling value proposition for financial advisors relative to the broader financial services industry. This is evidenced by our strong advisor retention and satisfaction and our ability to attract and retain experienced and productive advisors. We continuously invest in, develop, and refine capabilities and tools designed to maximize advisor productivity and client satisfaction.

Asset Management

Our global asset management business, represented by the *Columbia Threadneedle Investments*® brand, offers a broad spectrum of capabilities to individual, institutional and high net worth investors. In November 2021, we purchased the BMO Global Asset Management (EMEA) business and subsequently re-branded the business. Columbia Threadneedle's investment products are primarily offered through third parties, though we also provide our asset management products through our advisor network, direct retail and through our institutional sales force. Our underlying asset management philosophy is rooted in delivering consistently strong, competitive investment performance. The quality and breadth of our asset management capabilities are demonstrated by 131 Columbia and Threadneedle mutual funds globally being rated as four- and five-star by Morningstar.

We are positioned to continue to grow our assets under management and strengthen our asset management offerings to existing and new clients. We benefit from key strategic relationships we have established and have a strong institutional presence. Our asset management capabilities are designed to address mature markets in the U.S. and Europe as well as expanding into new global and emerging markets. We have expanded beyond our traditional strengths in the U.S. and

the United Kingdom ("U.K.") to serve more clients and gather assets in Africa, Asia, Australia, Canada, Continental Europe, the Middle East, New Zealand and South America. We continue to pursue opportunities to leverage the collective capabilities of our global asset management business in order to enhance our investment solutions and to develop new solutions that are responsive to client demand in an increasingly complex and competitive marketplace.

History and Development

Our company has provided solutions to help clients confidently achieve their financial objectives for more than 125 years. Our earliest predecessor company, Investors Syndicate, was founded in 1894 to provide face-amount certificates to consumers. In 1983, our company was formed as a Delaware corporation in connection with American Express' acquisition of IDS Financial Services from Alleghany Corporation. We changed our name to "American Express Financial Corporation" ("AEFC") and began marketing our products and services under the American Express brand in 1994. In 2005, AEFC spun off from American Express to form Ameriprise Financial, Inc.

We have grown both organically in the products and services we provide, as well as inorganically through strategic acquisitions. This has allowed us to significantly enhance the scale, performance, and product offerings of our brokerage, financial planning, retail mutual fund and institutional asset management businesses to best serve our clients. Our acquisitions over time have included Threadneedle Asset Management Holdings, H&R Block Financial Advisors, Inc., J. & W. Seligman & Co. Incorporated, Columbia Management, Emerging Global Advisors, LLC, Investment Professionals, Inc., Lionstone Partners, Inc., and, most recently, BMO Financial Group's European-based asset management business, which was completed in 2021.

In order to focus our resources and advance our corporate strategy, we have divested or reinsured other businesses, including the 2019 sale of our auto and home business and our 2019 and 2021 fixed annuity reinsurance transactions.

Over the years, we have also sought to optimize the organizational structure in which we offer certain banking products. In May 2019, we received regulatory approvals and converted Ameriprise National Trust Bank to Ameriprise Bank, FSB ("Ameriprise Bank" or the "FSB") to expand the products and services we can provide directly to our customers. At that time, Ameriprise Financial became a savings and loan holding company that is subject to regulation, supervision and examination by the Board of Governors for the Federal Reserve System ("FRB"), and Ameriprise Financial elected to be classified as a financial holding company subject to applicable regulation under the Bank Holding Company Act of 1956, as amended. In June 2021, we filed an application to convert Ameriprise Bank, FSB to a state-chartered industrial bank regulated by the Utah Department of Financial Institutions and the Federal Deposit Insurance Corporation, as well as a separate application to transition Ameriprise Bank's personal trust services business to a new limited purpose national trust bank regulated by the Office of the Comptroller of the Currency ("OCC"). Our applications are currently pending.

Our Shifting Business Mix and Integrated Model

The financial results from the businesses underlying our go-to-market approaches are reflected in our operating segments:

- Advice & Wealth Management;
- Asset Management;
- Retirement & Protection Solutions; and
- Corporate & Other.



Wealth Management
Global Asset Management
Columbia Threadneedle Investments
Advice & Wealth Management
Retirement & Protection Solutions
Benefits
Wealth management[1] drives ~85% of the firm's revenue
Deep, long-term client relationships
Captures assets and fees across market cycles
Strong asset persistency
Benefits from critical expertise and capabilities across AMP
Substantial free cash flow to reinvest for growth and return to shareholders
1. Represents AWM's advisor network given the linkages in our integrated model.

As a diversified financial services firm, we believe our ability to gather and retain assets is best measured by our aggregate assets under management and administration metric. As of December 31, 2022, we had $1.2 trillion in assets under management and administration, compared to $1.4 trillion as of December 31, 2021. For a more detailed discussion of assets under management and administration, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Part II, Item 7 of this Annual Report on Form 10-K.

We continue to execute on our strategy to shift our business mix toward lower-capital, fee-based business. The following chart shows our current business mix represented by the contributions of each segment to our pretax adjusted operating earnings (excluding Corporate & Other segment) as well as a historical comparison.



Pretax Adjusted Operating Earnings[1]

■ Advice & Wealth Management   ■ Asset Management   ■ Retirement & Protection Solutions

1. Excludes Corporate & Other segment and unlocking. 2012 includes SOP market impact.

Our Principal Brands

Our diversified products and services are offered through our brands:



We use the *Ameriprise Financial*® brand as our enterprise brand, as well as the name of our advisor network and certain of our retail products and services.



Our global *Columbia Threadneedle*™ and *Columbia Threadneedle Investments*® brands represent the combined capabilities, resources and reach of Columbia Management Investment Advisers, LLC (including its subsidiaries, "Columbia Management") and Threadneedle. The foreign operations of Ameriprise Financial, Inc. are conducted primarily through Columbia Threadneedle Investments UK International Limited, TAM UK International Holdings Limited and Ameriprise Asset Management Holdings Singapore (Pte.) and their respective subsidiaries (collectively, "Columbia Threadneedle"). As part of our ongoing integration of BMO Global Asset Management (EMEA), we rebranded the business under the *Columbia Threadneedle Investments* brand in 2022.



We use our *RiverSource*® brand for our annuity and protection products issued by RiverSource Life Insurance Company ("RiverSource Life") and RiverSource Life Insurance Co. of New York ("RiverSource Life of NY" and, together with RiverSource Life, the "RiverSource Life companies").

Our Segments — Advice & Wealth Management

We provide financial planning and advice, as well as full-service brokerage services, primarily to retail clients through our financial advisors. These services are centered on long-term, personal relationships between our advisors and our clients and focus on helping clients confidently achieve their financial goals. Our financial advisors provide a distinctive, holistic approach to financial planning and have access to a broad selection of both affiliated and non-affiliated products to help clients meet their financial needs and goals. Banking, lending and cash management solutions help our clients establish financial flexibility while planning for both short and long-term needs. As part of our goal-based approach to financial advice, our advisors help our clients actively manage investing, saving and spending so our clients have a more complete picture of their financial life.

A significant portion of revenues in this segment are fee-based and driven by the level of client assets, which is impacted by both market movements and net flows. We also earn net investment income on owned assets from Ameriprise Certificate Company and Ameriprise Bank, both wholly owned subsidiaries of Ameriprise, and we earn financial planning fees as well as transaction and other fees. In addition, this segment earns revenue from distribution fees for providing non-affiliated products and intersegment revenues from distribution fees for providing our affiliated products and services to our retail clients. Intersegment expenses for this segment include investment management services provided by our Asset Management segment. All intersegment activity is eliminated in our consolidated results.

Our Financial Advisor Platform

With more than 10,000 advisors, we are one of the top branded advisor platforms in the U.S. market where we provide our services. Advisors can choose to affiliate with us in multiple ways as noted below, and each option offers different levels of support and compensation.

Ameriprise Franchise Group	Ameriprise Advisor Group	Ameriprise Advisor Center	Ameriprise Financial Institutions Group
AFFILIATION	AFFILIATION	AFFILIATION	AFFILIATION
Independent	Employee	Employee	Employee
DESCRIPTION	DESCRIPTION	DESCRIPTION	DESCRIPTION
Full-service advisors that are franchisees of the firm	Full-service advisors that are employees of the firm	Financial teams that consistently deliver client experience remotely	Full-service advisors based in third-party banks and credit unions
80% of our advisors	17% of our advisors	1% of our advisors	2% of our advisors

Data as of 12-31-22.

We offer the following products and services through our Advice & Wealth Management segment:

- Financial planning and advice services to provide personalized financial planning and financial solutions for which we charge fees and may receive sales commissions for selling products that aid in our clients' plans.

- Discretionary and non-discretionary investment advisory accounts for which we receive fees based on the assets held in that account, as well as related fees or costs associated with the underlying securities held in that account.

- Brokerage products and services for retail and institutional clients.

- Cash management and banking products, including brokerage sweep programs, cash management accounts, credit cards, margin loans and pledged asset lines of credit.

- Face-amount certificates through the Ameriprise Certificate Company, a wholly owned subsidiary.

- Mutual fund offerings from our own Columbia funds as well as approximately 140 unaffiliated mutual fund families, representing approximately 2,200 mutual funds on our brokerage platform for which mutual fund families and other companies generally pay us a portion of the revenue generated from sales of those funds, administrative fees, and fees from the ongoing management attributable to our clients' ownership in the fund.

- Insurance and annuities products from both RiverSource Life companies as well as certain third parties, and we receive a portion of the revenue generated from the sale of unaffiliated products and certain administrative fees.

Our Segments — Asset Management

Through *Columbia Threadneedle*, we provide investment management, advice and products to retail, high net worth and institutional clients on a global scale.

Columbia Management primarily provides products and services in the United States. Threadneedle, which is continuing to integrate the BMO Global Asset Management (EMEA) business acquired in 2021, primarily provides products and services internationally. Additional subsidiaries beyond Columbia Management and Threadneedle are also included in our Asset Management segment.

Revenues in the Asset Management segment are primarily earned based on managed asset balances, which are impacted by market movements, net asset flows, asset allocation and product mix. We may also earn performance fees from certain accounts where investment performance meets or exceeds certain pre-identified targets. As of December 31, 2022, our Asset Management segment had $584 billion in worldwide managed assets.

Our Asset Management segment also provides intercompany asset management services for Ameriprise Financial subsidiaries. The fees for such services are reflected within the Asset Management segment results through intersegment transfer pricing. Intersegment expenses for this segment include distribution expenses for services provided by our Advice & Wealth Management, Retirement & Protection Solutions, and Corporate & Other segments. All intersegment activity is eliminated in our consolidated results.

Managed assets include external client assets and owned assets. Managed external client assets include client assets for which we provide investment management services, such as the assets of the *Columbia Threadneedle Investments* fund families and the assets of institutional clients. Managed external client assets also include assets managed by sub-advisers we select but do not include client assets that we advise on a non-discretionary basis such as those assets where we provide voting recommendations and engagement services but do not manage the underlying assets. Our external client assets are not reported on our Consolidated Balance Sheets, although certain investment funds marketed to investors may be consolidated at certain times. See Note 2 and Note 5 to our Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information on consolidation principles and details regarding the consolidated collateralized loan obligations ("CLOs"). Managed owned assets include certain assets on our Consolidated Balance Sheets (such as the assets of the general account, cash balances invested by Ameriprise Bank and from certificate products, and the variable product funds held in the separate accounts of our life insurance subsidiaries) for which the Asset Management segment provides management services and receives management fees. For additional details regarding our assets under management and administration, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Part II, Item 7 of this Annual Report on Form 10-K.

Investment Management Capabilities and Products

The investment management activities of Columbia Threadneedle Investments are conducted through specialized investment management teams located in our key markets, including Amsterdam, Boston, Chicago, Edinburgh, Frankfurt, Hong Kong, Houston, London, Los Angeles, Menlo Park, Minneapolis, New York, Portland and Singapore.

Our investment management capabilities and products span a broad range of asset classes and investment styles to meet a variety of client needs with our $584 billion in assets under management diversified across geographies, strategies and clients.


Sales Region
International
38%
62%
North America
Asset Class
Hybrid & other
Money Market
Alternative1
6%
3%
4%
51%
36%
Fixed Income
Equity
Client Type
Institutional
47%
53%
Retail
(1) Alternative AUM includes real estate, CLOs, private equity, hedge funds (direct and fund of funds), infrastructure and commodities

We offer or make available the following products and services through our Asset Management segment with a range of investment strategies across these different vehicles and accounts:

- U.S. registered funds through the *Columbia Management* family of funds including retail mutual funds, exchange-traded funds and U.S. closed-end funds and variable insurance trust funds ("VIT Funds") on which we earn management fees based on the underlying value of the assets and service fees.
- Non-U.S. retail focused funds through Columbia Threadneedle include different risk-return options across regions, markets, asset classes and product structures, which include retail funds that are similar to U.S. mutual funds (such as Undertakings for the Collective Investment in Transferable Securities ("UCITS") funds organized as Luxembourg-based investment companies with variable capital ("SICAVs") and Irish and UK open-end investment companies ("OEICs"). In addition, this also includes a range of listed Investment Trusts, including F&C Investment Trust PLC established in 1868.
- European-based pooled investment funds designed for pensions, insurance companies and other institutional investors seeking solutions for liability or balance sheet asset management ("Liability Driven Investment" or "LDI").
- Institutional and retail separately managed accounts for a range of clients, including pension, profit-sharing, employee savings, sovereign wealth funds and endowment funds, accounts of large- and medium-sized businesses and

governmental clients, as well as the accounts of high net worth individuals and smaller institutional clients, including tax-exempt and not-for-profit organizations for which we receive management and performance-related fees.

- Other separately managed accounts, including those offered through models that represent assets under advisement.

- Management of owned assets such as assets held in the general account of our RiverSource Life companies, Ameriprise Certificate Company, and Ameriprise Bank.

- Management of CLOs, which includes providing collateral management services to special purpose vehicles which primarily invest in syndicated bank loans and issue multiple tranches of securities collateralized by the assets for which we earn fees based on the value of assets and performance-based fees.

- Private funds of various types where we provide investment management and related services to private, pooled investment vehicles organized as limited partnerships, limited liability companies, or other entities for which we may receive fees based on the value of the assets or performance-based fees.

- Collective funds and separately managed accounts sponsored by Ameriprise Trust Company ("ATC") and offered to certain qualified institutional clients such as retirement, pension, and profit-sharing plans for which we receive management fees.

- Sub-advised accounts for certain U.S. and non-U.S. funds, private banking individually managed accounts, common trust funds, and other portfolios sponsored or advised by other firms for which we earn management fees and possibly performance-based fees.

Distribution

We maintain distribution teams and capabilities that aid the sales, marketing, and support of the products and services of our global asset management business. These distribution activities are generally organized into two major categories: retail distribution and institutional/high net worth distribution. However, alternatives and certain other areas have a level of specialized distribution.

Our Segments — Retirement & Protection Solutions

RiverSource solutions are one way we deliver on the Ameriprise client experience and *Confident Retirement®* approach. We offer clients annuities, life insurance, and disability insurance products to meet their needs or current stage in life — whether that is covering essentials, ensuring lifestyle, preparing for the unexpected or leaving a legacy. RiverSource seeks to partner with our advisors to address clients' goals and long-term needs at a differentiated level and provide a strong risk profile given the clients our advisors serve.

Retirement Solutions

We provide *RiverSource* annuity products to clients to help individuals address their asset accumulation and income goals through our advisors. Our advisor network is the only distributor of *RiverSource* annuity products, although advisors also offer fixed and variable annuities from selected unaffiliated insurers as well. As part of the continued evolution of the business model for our Retirement & Protection Solutions segment, we continue to shift our focus away from annuities with living benefit guarantees and toward the accumulation solutions clients want (such as the structured variable annuity, a registered index-linked annuity, we introduced in 2020). We discontinued most new sales of our living benefit annuity solutions by the end of 2021 and new sales were completely discontinued as of mid-2022. Separately, in 2020, we discontinued new sales of fixed annuities and moved our Fixed Annuities and Fixed Indexed Annuities blocks to the Corporate & Other segment as a closed block in addition to reinsuring over 90% of the fixed annuities in this closed block (as discussed below in more detail).

Revenues for our variable annuity products are primarily earned as fees based on a contractholder's benefit base, contract value or separate account values, which is impacted by both market movements and net asset flows. We also earn net investment income on general account assets supporting reserves for immediate annuities with a non-life contingent feature, for structured variable annuities, for certain guaranteed benefits and fixed investment options offered with variable annuities, and on capital supporting the business. In addition, we receive fees charged on assets allocated to our separate accounts to cover administrative costs and a portion of the management fees from the underlying investment accounts in which assets are invested. Revenues for our immediate annuities with a life contingent feature are earned as premium revenue. Intersegment revenues for this segment reflect fees paid by our Asset Management segment for marketing support and other services provided in connection with the availability of VIT Funds previously discussed. Intersegment expenses for this segment include distribution expenses for services provided by our Advice & Wealth Management segment, as well as expenses for investment management services provided by our Asset Management segment. All intersegment activity is eliminated in our consolidated results.

Protection

We provide life and disability income insurance products to address the protection and risk management needs of our retail clients. Though our advisors may also offer insurance products of unaffiliated carriers, we offer *RiverSource* insurance products exclusively through our advisors. The primary sources of revenues for our protection business are premiums, fees and charges we receive to assume insurance-related risk. We earn net investment income on owned assets supporting insurance reserves and on capital supporting the business. We also receive fees based on the level of the RiverSource Life companies' separate account assets supporting variable universal life investment options. The protection products earn intersegment revenues from fees paid by our Asset Management segment for marketing support and other services provided in connection with the availability of VIT Funds under the variable universal life contracts. Intersegment expenses for the protection products include distribution expenses for services provided by our Advice & Wealth Management segment, as well as expenses for investment management services provided by our Asset Management segment. All intersegment activity is eliminated in our consolidated results.

RiverSource Insurance Products

Through the RiverSource Life companies and our Retirement & Protection Solutions segment we currently offer the following products:

- Variable annuities provide returns linked to underlying investments of the contractholder's choice of certain funds, as well as additional benefits, such as guaranteed minimum death benefits (but without living benefits for new sales after mid-2022).

- Structured variable annuities use the performance of an underlying equity market index to determine earnings, up to either a cap or floor.

- Variable universal life insurance provides life insurance coverage along with investment returns linked to underlying investment accounts of the policyholder's choice.

- Universal life insurance credits interest at fixed interest rates. Universal life insurance may also contain product features that credit interest at a rate linked to an underlying equity market index. In the fourth quarter of 2021, we discontinued new sales of universal life insurance with secondary guarantees and single-pay fixed universal life with a long term care rider.

- Term life insurance provides a death benefit, but it does not accumulate cash value.

- Disability income insurance provides monthly benefits to individuals who are unable to earn income either at their occupation at time of disability or at any suitable occupation for premium payments that are guaranteed not to change.

Our sales of *RiverSource* individual life insurance in 2022, as measured by scheduled annual premiums, lump sum and excess premiums and single premiums, consisted of approximately 92% variable universal life, 5% universal life and 3% term life.

Reinsurance

We reinsure a portion of the insurance risks associated with our currently offered life and disability income products (as well as previously sold fixed annuity, fixed indexed annuity, life contingent immediate annuity and long term care products included in our Corporate & Other segment) through reinsurance agreements with unaffiliated reinsurance companies. We use reinsurance to limit losses, reduce exposure to large risks, and provide additional capacity for continued product offerings. To manage exposure to losses from reinsurer insolvencies, we evaluate the financial condition of reinsurers prior to entering into new reinsurance treaties and on a periodic basis during the terms of the treaties. Our insurance companies remain primarily liable as the direct insurers on all risks reinsured. See Note 7 and Note 8 to our Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information on reinsurance. At a general level, we reinsure some or all of the following (with the closed blocks in our Corporate & Other segment):

Product	Reinsurance Type
Term Life and Disability Income	Coinsurance
Universal Life & Variable Universal Life	Renewable Term
Life Contingent Immediate Annuity	Coinsurance
Fixed Annuity (closed block in Corporate & Other)	Coinsurance
Long Term Care (closed block in Corporate & Other)	Coinsurance

Our Segments — Corporate & Other

Our Corporate & Other segment consists of closed blocks of business and net investment income or loss on corporate level assets, including excess capital held in our subsidiaries and other unallocated equity and other revenues as well as unallocated corporate expenses.

Closed Block Long Term Care Insurance

Prior to December 31, 2002, the RiverSource Life companies underwrote stand-alone long term care ("LTC") insurance. We discontinued offering LTC insurance as of December 31, 2002. A large majority of our closed block LTC is comprised of nursing home indemnity LTC or comprehensive reimbursement LTC. Generally, our policyholders are eligible for LTC benefits if they become cognitively impaired or unable to perform certain activities of daily living.

Nursing home indemnity LTC policies provide a predefined daily benefit if the insured is confined to a nursing home, subject to various maximum benefit periods, regardless of actual expenses of the policyholder. Our older generation nursing home indemnity LTC policies were primarily written between 1989 through 1999 and represent nearly one half of our policies.

Comprehensive reimbursement LTC policies provide a predefined maximum daily benefit if the insured is confined to a nursing home and covers a variety of LTC expenses including assisted living, home and community care, adult day care and similar placement programs, subject to various maximum total benefit payment pools, on a cost-reimbursement basis. Our second-generation comprehensive reimbursement LTC policies were written from 1997 until 2002.

Our closed block LTC was sold on a guaranteed renewable basis which allows us to re-price in force policies, subject to regulatory approval. Premium rates for LTC policies vary by age, benefit period, elimination period, home care coverage and benefit increase option. Premium rates are based on assumptions concerning morbidity, mortality, persistency, administrative expenses, investment income and profit. We develop our assumptions based on our own claims and persistency experience. In line with the market, we have pursued nationwide premium rate increases for many years and expect to continue to pursue rate increases over the next several years. In general, since very little of our LTC business is subject to rate stability regulation, we have historically followed a policy of pursuing smaller, more frequent increases in order to align policyholder and historic shareholder objectives but have recently pursued larger increases as an additional method to manage the LTC business. We also provide policyholders with options to reduce their coverage to lessen or eliminate the additional financial outlay that would otherwise result.

For existing LTC policies, RiverSource Life has continued ceding 50% of the risk on a coinsurance basis to subsidiaries of Genworth Financial, Inc. ("Genworth") and retains the remaining risk. For RiverSource Life of NY, this reinsurance arrangement applies for 1996 and later issues only. Under these agreements, we have the right, but never the obligation, to recapture some, or all, of the risk ceded to Genworth.

For more information regarding LTC, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Corporate & Other" included in Part II, Item 7 of this Annual Report on Form 10-K.

Closed Block Fixed Annuities

In 2020, we discontinued new sales of fixed annuities and moved the Fixed Annuities and Fixed Indexed Annuities blocks to the Corporate & Other segment as a closed block. In this closed block, as of December 31, 2022, we have $7.1 billion of account value associated with our fixed annuities of which 90% has been ceded by RiverSource Life on a coinsurance basis to Global Atlantic Financial Group's subsidiary Commonwealth Annuity and Life Insurance Company ("Commonwealth") under customary reinsurance arrangements with a comfort trust. For the ceded policies, RiverSource Life ceded 100% of the risk on a coinsurance basis.

Competition

We operate in a highly competitive global industry. As a diversified financial services firm, we compete directly with a variety of financial institutions, including registered investment advisers, securities brokers, asset managers, banks and insurance companies. We directly compete for the provision of products and services to clients, as well as for our financial advisors and investment management personnel. Certain of our competitors offer web-based or mobile-based financial services and discount brokerage services, usually with lower levels of service, to individual clients.

Our Advice & Wealth Management segment competes with securities broker-dealers, independent broker-dealers, financial planning firms, registered investment advisers, insurance companies and other banks and financial institutions to attract and retain financial advisors and clients. Competitive factors influencing our ability to attract and retain financial advisors include compensation structures, brand recognition and reputation, product offerings and innovation, and technology and service capabilities and support. Further, our financial advisors compete for clients with a range of other

advisors, broker-dealers and direct channels. This includes wirehouses, regional broker-dealers, independent broker-dealers, insurers, banks, asset managers, registered investment advisers and direct distributors. Competitive factors influencing our ability to attract and retain clients include quality of advice provided, price, reputation, advertising and brand recognition, product offerings, technology offerings for clients and advisors and service quality.

Our Asset Management segment competes on a global basis against a substantial number of firms to acquire and retain managed and administered assets, including firms in the categories listed above. Competitive factors influencing our performance in this industry include investment performance, product offerings and innovation, product ratings, fee structures, advertising, technology and service quality, brand recognition, reputation and the ability to attract and retain investment personnel. Furthermore, changes in investment preferences or investment management strategy (for example, "active" or "passive" investing styles), client interest in funds with particular environmental, social, or governance practices, client or regulatory requirements on use of client commissions for research, and downward pressure on fees may present various challenges to our business and could cause clients to favor certain competitors, such as those that focus more on "passive" investing styles. The impact of these factors on our business may vary from country to country and certain competitors may have competitive advantage in certain jurisdictions.

Competitors of our Retirement & Protection Solutions segment consist of both stock and mutual insurance companies. Competitive factors affecting the sale of variable annuity and insurance products include distribution capabilities, price, product features and innovation, hedging capability, investment performance, commission structure, perceived financial strength and financial strength ratings, claims-paying ratings, technology and service, advertising, brand recognition and financial strength ratings from rating agencies such as A.M. Best.

Human Capital Management

Ameriprise Financial has a strong values-driven and inclusive culture that is the foundation of all that we do. While our individual business lines serve different client needs, we have a common vision and values that drive our business and how we work with clients and each other. Our values are the following:

- Client focused;

- Integrity always;

- Excellence in all we do; and

- Respect for the individuals and for the communities in which we live and work.

We are committed to providing an excellent employee and advisor experience for all of our people. This includes approximately 13,500 global employees, including our corporate employees and employee financial advisors. We have approximately 8,200 additional advisors who choose to affiliate with us through our franchise advisor group. Our long-term success requires us to attract, retain, engage and develop a diverse, high-performing workforce with a comprehensive development curriculum, strong leadership and a comprehensive and competitive benefits program and resources to support our employees' well-being. We develop our client-focused workforce through leader engagement in our professional development programs, including those that support new talent, as well as those that enhance and develop our internal talent to grow and explore their career potential at Ameriprise.

We continually invest in our human capital programs and capabilities to ensure a highly competitive employee value proposition and our Board of Directors engages in these topics and has primary responsibility for CEO succession. Additionally, the Board annually reviews our senior executive succession plans and broader talent development status in support of our corporate strategy, and frequently discusses talent topics at meetings. The Board and the Compensation and Benefits Committee are regularly updated on human capital management topics and dedicate time to reviewing and discussing our company culture, talent development, retention and recruiting initiatives, diversity, equity and inclusion ("DEI") strategy, and our annual engagement survey feedback.

In 2022, our strong corporate culture yielded the following results:

- Our employee engagement results are among the strongest in the industry — exceeding industry benchmarks overall at 85% with particular strength in the metrics of integrity, leader effectiveness, respect, and client focus. Consistent with prior years, we had strong participation with 93% of employees participating in our survey.

- We prioritize professional development, with 95% of our employees participating in development training. We continue to invest in our employees' development, and, in addition to annual training requirements and annual compliance training, we encourage all employees to participate in our professional development programs, including core curriculum for new hires and a Transformational Leader Program for officers. Leaders are further supported by a broad selection of online courses, workshops, mentoring opportunities, networking events, and peer-to-peer programs.

- In addition to recruiting talented professionals to join Ameriprise, we retained 91% of our high-performing employees.

- Within our advisor force, the retention rate among affiliated advisors who have been with us for more than 10 years remained strong at 95%.

- We have also continued to attract experienced, productive advisors, with 340 experienced advisors moving their practices to Ameriprise in 2022 and approximately 1,700 over the last 5 years.

- Our global workforce is comprised of 40% women and among our U.S.-based employees 20% are ethnically diverse. More detail on our workforce composition with a summary of our Equal Employment Opportunity metrics can be found in our Ameriprise Responsible Business report, which is available on our website. Information contained on or accessible through our websites is not incorporated into and does not form a part of this Form 10-K or any other report or document we file with the U.S. Securities and Exchange Commission ("SEC"), and any references to our websites are intended to be inactive textual references only.

With regard to DEI, our vision is to foster an inclusive culture and diverse workforce so that everyone at Ameriprise feels like they belong, grow and contribute to a culture that helps them realize their potential. One way in which we measure our progress is through our DEI index from our engagement survey that increased to 87% (+2pts) in 2022. These results and our progress are guided by our comprehensive DEI strategy and plan that is approved by the Chairman and CEO and reviewed by our Board. We invest in programs to attract, retain and advance diverse talent, including a robust leadership development curriculum and training for employees and advisors. In 2022, we continued to evolve our capabilities to support our strategy, including a new Allyship training course, a gender inclusion training curriculum and continuing to enhance our measurement and diagnostic capabilities. Our focus on fostering a diverse and inclusive culture is also reflected in the policies and practices that promote a safe, inclusive and respectful workplace. Our 12 business resource networks engage more than 13,000 employee and advisor participants globally each year to promote cultural awareness and community involvement while providing them with wellness and career development resources.

Another important priority is our investment in total rewards and benefits programs that are designed to attract, retain, and motivate employees with deliberate alignment of rewards with performance. Weighing both individual goal achievement (the "what") and leadership performance (the "how") is critical to driving strong business results. We have a competitive total rewards approach that includes base salary, annual cash awards and long-term incentives as well as a comprehensive benefits strategy for employees that focuses on physical, social, emotional and financial wellness.

Despite the complexities in the external environment over the last few years associated with the pandemic, volatility in the equity and bond markets and labor market challenges, we have continued to successfully execute on our strategy and deliver solid performance, reflecting the strength and resiliency of our values-based, inclusive culture. Our human capital strategy has served as an anchor through the disruptions in the external environment. We have adjusted well and successfully executed a thoughtful, balanced return-to-office strategy ahead of many of our peers.

We are supporting our employees with a focus on all aspects of the employee experience, helping them maintain balance and supporting flexibility through formal and informal work arrangements, and investing in their growth and development. We are listening to our clients, advisors, employees, and shareholders to reinforce our culture, strengthen relationships, and meet our business objectives.

Intellectual Property

We rely on a combination of contractual rights and copyright, trademark, patent and trade secret laws and registrations to establish and protect our intellectual property. In the U.S. and other jurisdictions, we have established and registered, or filed applications to register, certain trademarks and service marks that we consider important to the marketing of our products and services, including but not limited to the *Ameriprise Financial, Threadneedle, RiverSource, Columbia Threadneedle and Columbia Threadneedle Investments* brands. We have in the past and will continue to establish and protect our intellectual property rights.

Enterprise Risk Management

Enterprise risk management and our risk management program is an important component in how we manage our business. All subsidiaries of Ameriprise must comply with Ameriprise's enterprise risk management policy and framework, which: (i) establishes a structure for effective enterprise risk management, including oversight and governance; (ii) delineates key constituent roles and responsibilities; and (iii) imposes a number of core risk management processes. The enterprise risk management policy is designed to manage risks that may impact Ameriprise, including capital, credit, market, liquidity, operational, strategic, reputational, legal and compliance, and product. The enterprise risk management policy is supported by underlying risk policies at business units that provide further detail on the business unit's risk governance, appetite, and tolerance.

Regulation

Virtually all aspects of our business, including the activities of the parent company and our subsidiaries, are subject to various federal, state, local and foreign laws and regulations. These laws and regulations provide broad regulatory, administrative and enforcement powers to supervisory agencies and other bodies, including U.S. federal and state regulatory and law enforcement agencies, foreign government agencies or regulatory bodies and U.S. and foreign securities exchanges. The costs of complying with such laws and regulations are significant and increasing, and the consequences for the failure to comply may include civil or criminal charges, fines, censure, the suspension of individual employees, restrictions on or prohibitions from engaging in certain lines of business (or in certain states or countries), revocation of certain registrations and reputational damage. We have made and expect to continue to make significant investments in our compliance and supervision processes, enhancing policies, procedures and oversight to monitor our compliance with the numerous legal and regulatory requirements applicable to our business.

We operate in a highly scrutinized regulatory environment and it remains subject to change. Regulatory developments, both in and outside of the U.S., have resulted or are expected to result in greater regulatory oversight and internal compliance obligations for firms across the financial services industry. In addition, we continue to see enhanced legislative and regulatory interest regarding retirement investing and fiduciary initiatives, as well as environmental, social and governance ("ESG") consideration and responsible investing, cybersecurity and resilience, responsible information and data use, financial crime prevention, and privacy and information security matters, and we will continue to closely review and monitor any legislative or regulatory proposals and changes. States in the U.S. and jurisdictions outside the U.S. continue to add new complexity to the patchwork of laws and regulations already in existence relating to privacy and cybersecurity, and we are expecting similar new laws at the federal level and in multiple states in the U.S. The same complexity resulting from multiple standards exists for retirement investing where individual states and federal regulators continue to propose or enact their own rules. These legal and regulatory changes have impacted and may in the future impact how we are regulated and how we operate and govern our businesses.

The discussion and overview set forth below provides a general framework of the primary laws and regulations impacting our businesses. Certain of our subsidiaries may be subject to one or more elements of this regulatory framework depending on the nature of their business, the products and services they provide and the geographic locations in which they operate. To the extent the discussion includes references to statutory and regulatory provisions, it is qualified in its entirety by reference to these statutory and regulatory provisions and is current only as of the date of this report.

Regulatory oversight

Our businesses are subject to comprehensive regulation and supervision. Given our diversified business model and global presence, we are subject to regulatory oversight and supervision by a wide variety of domestic and international regulators as well as other supervisory and regulatory frameworks — many of those are outlined below. Beyond these, we are also subject to regulation by the Securities and Exchange Commission and self-regulatory organizations such as the Financial Industry Regulatory Authority ("FINRA"), as well as various federal and state securities, insurance and financial regulators (such as regulatory agencies and bodies like the U.S. Department of Labor) in the U.S. and foreign jurisdictions where we do business.

Holding company supervised by Board of Governors for the Federal Reserve System	
Ameriprise Financial, Inc.	

Broker-dealers registered under the Exchange Act	
American Enterprise Investment Services, Inc. (clearing B-D)	Columbia Management Investment Distributors, Inc. (limited purpose B-D)
Ameriprise Financial Services, LLC (introducing B-D)	RiverSource Distributors, Inc. (limited purpose B-D)

Investment Advisers registered under the Advisers Act	
Ameriprise Financial Services, LLC	Columbia Cent CLO Advisers, LLC
Columbia Management Investment Advisers, LLC	Columbia Threadneedle Management Limited (FCA is primary regulator)
Columbia Wanger Asset Management, LLC	Columbia Threadneedle (EM) Investments Limited (FCA is primary regulator)
Threadneedle International Ltd (FCA is primary regulator)	Pyrford International Limited (FCA is primary regulator)
Lionstone Partners, LLC	

Investment Companies registered under the Investment Company Act	
Ameriprise Certificate Company	In addition, we advise numerous '40 Act funds

Entities that maintain commodities, futures and options registrations	
Ameriprise Enterprise Investment Services, Inc.	Commodity Futures Trading Commission (CFTC): Options Clearing Corporation
Ameriprise Financial Services, LLC	CFTC; National Futures Association (NFA)
Columbia Management Investment Advisers, LLC	CFTC; NFA
Threadneedle International Ltd.	CFTC; NFA

Entities that maintain banking and trust-related registrations	
Ameriprise Trust Company	Minnesota Department of Commerce
Ameriprise Bank, FSB	Office of the Comptroller of the Currency, Consumer Financial Protection Bureau

Insurance companies registered with states	
RiverSource Life Insurance Company	Minnesota Department of Commerce is domiciliary regulator
RiverSource Life Insurance Co. of New York	New York State Department of Financial Services is domiciliary regulator
Ameriprise Captive Insurance Company	State of Vermont Department of Banking, Insurance, Securities and Health Care Administration is domiciliary regulator

Key UK entities regulated by the Financial Conduct Authority in the UK	
Threadneedle International Ltd	Columbia Threadneedle Management Limited
Threadneedle Pensions Ltd (also regulated by Prudential Regulatory Authority in UK)	Columbia Threadneedle Fund Management Limited
Threadneedle Asset Management Ltd	Columbia Threadneedle Investment Business Limited
Threadneedle Portfolio Services Limited	Columbia Threadneedle REP Asset Management plc
Threadneedle Investment Services Ltd	Pyrford International Limited
Thames River Capital LLP	Columbia Threadneedle AM Multi-Manager LLP
	Columbia Threadneedle (EM) Investments Limited

Entities subject to additional international regulation		
Threadneedle Investments Singapore (Pte.) Ltd.	Monetary Authority of Singapore	Singapore
Threadneedle Management Luxembourg S.A.	Commission de Surveillance du Secteur Financier (CSSF)	Luxembourg
Columbia Threadneedle Luxembourg S.A.	CSSF	Luxembourg
Threadneedle Portfolio Services Hong Kong Limited	Securities and Futures Commission (SFC)	Hong Kong
Columbia Threadneedle AM (Asia) Limited	SFC	Hong Kong
Columbia Threadneedle Investments (ME) Limited	Dubai Financial Services Authority	Dubai
Columbia Threadneedle Netherlands B.V.	Dutch Central Bank; Netherlands Authority for the Financial Markets	Netherlands
Columbia Threadneedle Management Limited	Swiss Financial Market Supervisory Authority	Switzerland

In addition, some regulators exercise oversight of broader aspects of Ameriprise (such as the New York Department of Financial Services oversight of aspects of Ameriprise Financial Services, LLC, RiverSource Distributors, Inc. and Ameriprise Bank, FSB beyond their role as domiciliary regulator for RiverSource Life Insurance Co. of New York).

Advice & Wealth Management Regulation

Certain of our subsidiaries are registered with the SEC as broker-dealers under the Securities Exchange Act of 1934 ("Exchange Act") and with certain states, the District of Columbia and other U.S. territories. Our broker-dealer subsidiaries are also members of self-regulatory organizations, including Financial Industry Regulatory Authority ("FINRA"), and are subject to the regulations of these organizations. The SEC and FINRA have stringent rules with respect to the net capital requirements (which includes rules around customer protection) and the marketing and trading activities of broker-dealers. Our broker-dealer subsidiaries, as well as our financial advisors and other personnel, must obtain all required state and FINRA licenses and registrations to engage in the securities business and take certain steps to maintain such registrations

in good standing. SEC regulations also impose notice requirements and capital limitations on the payment of dividends by a broker-dealer to a parent, and they have proposed regulations regarding cybersecurity programs and the public reporting of incidents impacting broker-dealers like ours.

Our financial advisors are representatives of a dual registrant, meaning it is registered both as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act") and as a broker-dealer. Our advisors are subject to various regulations that impact how they operate their practices, including those related to supervision, sales methods, trading practices, record-keeping and financial reporting. In addition, because our independent contractor advisor platform is structured as a franchise system, we are also subject to Federal Trade Commission and state franchise requirements. As noted earlier, we continue to see enhanced legislative and regulatory interest regarding retirement investing and financial advisors, including proposed rules, regulatory priorities or general discussions around transparency and disclosure in advisor compensation and recruiting, identifying and managing conflicts of interest and enhanced data collection.

The SEC's Regulation Best Interest standard of care became effective June 30, 2020 and the SEC continues to issue various statements and other guidance on complying with the regulation. Furthermore, several states have either issued their own best interest or fiduciary rules or are considering doing so and those rules may be limited to certain types of products (e.g. insurance and annuities, financial planning, etc.) or may broadly cover all recommendations made by financial advisors. The U.S. Department of Labor ("DOL") finalized its voluntary exemption for providing investment advice to retirement account clients and has reinstated prior guidance for determining who is an investment advice fiduciary under pension regulations. While not a regulator, the Certified Financial Planner Board professional standards of conduct includes a fiduciary standard that applies to financial advisors who hold a Certified Financial Planner designation. Considering the various fiduciary rules and regulations that continue to be proposed, finalized, and sometimes withdrawn or amended, we continue to exert significant efforts to evaluate and prepare to comply with each rule.

Other agencies, exchanges and self-regulatory organizations of which certain of our broker-dealer subsidiaries are members, and subject to applicable rules and regulations of, include the Commodities Futures Trading Commission ("CFTC") and the National Futures Association ("NFA"). Certain subsidiaries may also be registered as insurance agencies and may be subject to the regulations described in the following sections.

Asset Management Regulation
U.S. Regulation
Certain of our asset management subsidiaries are registered as investment advisers under the Advisers Act and are subject to regulation by the SEC. The Advisers Act imposes numerous obligations on registered investment advisers, including fiduciary duties, disclosure obligations and record-keeping, and operational and marketing restrictions. Our registered investment advisers may also be subject to certain obligations of the Investment Company Act based on their status as investment advisers to U.S. registered investment companies that we, or third parties, sponsor. As noted earlier, we continue to see enhanced legislative and regulatory interest regarding financial services in the U.S. through rules, regulatory priorities or general discussion. This trend is especially true globally where regulators remain active, including in Europe. Any future regulation could potentially require new approaches which increase our regulatory burdens and costs.

Many aspects of the regulation that applies to our Advice & Wealth Management segment also apply to our Asset Management segment. For example, Columbia Management Investment Distributors, Inc. is registered as a broker-dealer for the limited purpose of acting as the principal underwriter and distributor for *Columbia Management* funds and other products. Additionally, the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the SEC's best interest standards, state and other fiduciary or best interest rules, as well as other similar standards and any rulemaking from the DOL would be relevant to our global asset management business. We continue to review and analyze the potential impact of these regulations across each of our business lines.

In addition, certain of our asset management subsidiaries are registered with the CFTC as a commodity trading advisor and commodity pool operator and are also members of the NFA. In this regard, we are subject to additional registration and reporting requirements with respect to certain registered investment companies and other pooled vehicles that use or trade in futures, swaps and other derivatives that are subject to CFTC regulation.

U.K. Regulation
Outside of the U.S., *Columbia Threadneedle* is authorized to conduct its financial services business in the U.K. under the Financial Services and Markets Act 2000. A number of legal entities in the *Columbia Threadneedle* business are currently regulated by the Financial Conduct Authority ("FCA") and one entity in the *Columbia Threadneedle* business is also regulated by the Prudential Regulation Authority ("PRA"). FCA and PRA rules impose certain capital, operational and compliance requirements and allow for disciplinary action in the event of noncompliance. As with the U.S. regulatory

environment, we continue to see enhanced legislative and regulatory interest regarding financial services. Key U.K. regulatory developments and trends include the following:

- *Operational Resilience.* Under this new U.K. regulatory requirement, in scope firms must identify their important business services, which if unavailable, could cause intolerable harm to clients, which they could not reasonably recover, or market disruption. The regulations introduce a new concept of impact tolerance and firms are also required to stress test their important business services and appoint a senior manager accountable for the regime.

- *Financial Resilience.* EU and U.K. regulators have revised the prudential regime applying to asset managers and investment firms. This is being phased in over a five-year period and introduces a number of new concepts, including new capital requirements.

- *FCA Consumer Duty*. The FCA is introducing a new Consumer Duty that will set higher expectations for the standard of care that firms provide to retail consumers.

Our U.K. asset management business must comply with local EU and country requirements as a non-EU firm, which includes leveraging our various EU-based affiliated entities (such as those in Luxembourg and the Netherlands) to provide services and marketing to EU clients and investors. We continue to actively monitor the political activity around Brexit, including with respect to the continued permissibility of the delegation of asset management services from the EU to non-EU countries such as the U.S. and U.K. We have an established fund range domiciled in Luxembourg (both UCITS and Alternative Investment Funds), Ireland and the Netherlands, along with Luxembourg-based and Netherlands-based affiliated management companies. Our Luxembourg and Netherlands affiliates may perform fund management, administration and distribution functions. Therefore, we are well placed to continue to serve investors in the EU.

Pan-European and Other Non-U.S. Regulation
In addition to the above, certain of our asset management subsidiaries and branches are required to comply with pan-European directives as issued by the European Commission and adopted by EU member states. Certain of these directives have impacted and will continue to impact our global asset management business. For example, certain of our asset management subsidiaries are required to comply with the Markets in Financial Instruments Directive ("MiFID II"), Markets in Financial Instruments Regulation ("MiFIR"), Alternative Investment Fund Managers Directive ("AIFMD"), European Market Infrastructure Regulation ("EMIR") , UCITS and the Sustainable Finance Disclosure Regulation ("SFDR") and the Packaged Retail and Insurance-based Investment Products Regulation ("PRIIPs"). These requirements impact the way we manage assets and place, settle and report on trades for our clients, as well as market to clients and prospects. Similar to the developments in the U.S., we continue to see enhanced legislative and regulatory interest regarding financial services through international markets, including in the U.K. and EU where we have a substantial asset management business. These international rules, proposed rules, regulatory priorities or general discussions may impact us directly or indirectly, including as a regulated entity or as a service provider to, or a business receiving services from or engaging in transactions with, regulated entities. In addition to regulations noted in this section, within the EU and the U.K. we have been and will continue to address regulatory reforms or structural changes including but not limited to: enhanced regulatory focus and specific EU regulations on sustainable finance and ESG; Senior Manager and Certification Regime U.K. only); Solvency II; Market Abuse Regulation; Transparency Directive II; Fifth Money Laundering Directive; EU Benchmarks Regulation; Money Market Fund Regulation; Shareholder Rights Directive; Securitisation Regulation; and Criminal Finance Act. In addition, although the U.K. has now left the EU, the U.K. regulators may choose to implement future EU regulations and apply them in the U.K. potentially with significant variation from the EU regulations and potentially increasing the complexity and costs for our compliance with divergent sets of rules.

Columbia Threadneedle companies or activities are also subject to various local country or jurisdiction regulations and to corresponding regulators in Europe, Canada, Dubai, Hong Kong, Singapore, South Korea, South America and Australia. With our growth in the EU, including the acquisition of the BMO Global Asset Management (EMEA) business, we have (and will continue to have) greater engagement with the Luxembourg, Irish and Dutch regulators.

Other Securities Regulation
Ameriprise Certificate Company is regulated as an investment company under the Investment Company Act. As a registered investment company, Ameriprise Certificate Company must observe certain governance, disclosure, record-keeping, operational and marketing requirements. Ameriprise Certificate Company pays dividends to the parent company and is subject to capital requirements under applicable law and understandings with the SEC and the Minnesota Department of Commerce (Banking Division).

Ameriprise Trust Company is primarily regulated by the Minnesota Department of Commerce (Banking Division) and is subject to capital adequacy requirements under Minnesota law. It is prohibited from accepting deposits or making personal or commercial loans. As a provider of products and services to tax-qualified retirement plans and IRAs, certain aspects

of our business, including the activities of our trust company, fall within the compliance oversight of the DOL and the Department of Treasury, particularly regarding the enforcement of ERISA, and the tax reporting requirements applicable to such accounts. Ameriprise Trust Company, as well as our investment adviser subsidiaries, may be subject to ERISA, and the regulations thereunder, insofar as they act as a "fiduciary" under ERISA with respect to certain ERISA clients.

Insurance Regulation

Our insurance subsidiaries are subject to supervision and regulation by states and other territories where they are domiciled or otherwise licensed to do business. These regulations impact our Retirement & Protection Solutions segment and our closed-blocks included in Corporate & Other segment. The primary purpose of this regulation and supervision is to protect the interests of contract holders and policyholders. In general, state insurance laws and regulations govern standards of solvency, capital requirements, the licensing of insurers and their agents, premium rates, policy forms, the nature of and limitations on investments, periodic reporting requirements and other matters. In addition, state regulators conduct periodic examinations into insurer market conduct and compliance with insurance and securities laws. The Minnesota Department of Commerce, and the New York State Department of Financial Services (the "Domiciliary Regulators") regulate certain of the RiverSource Life companies. In addition to being regulated by their Domiciliary Regulators, our RiverSource Life companies are regulated by each of the insurance regulators in the states where each is authorized to transact business. Financial regulation of our RiverSource Life companies is extensive, and their financial transactions (such as intercompany dividends and investment activity) may be subject to pre-approval and/or continuing evaluation by the Domiciliary Regulators.

Aspects of the regulation applicable to our Advice & Wealth Management segment also apply to our Retirement & Protection Solutions segment and the closed blocks in our Corporate & Other segment. For example, RiverSource Distributors is registered as a broker-dealer for the limited purpose of acting as the principal underwriter and/or distributor for our *RiverSource* annuities and insurance products sold through Ameriprise Financial Services, LLC ("AFS") and third-party channels. Additionally, ERISA, the SEC's best interest standards, state and other fiduciary or best interest rules, as well as other similar standards and any rulemaking from the DOL are relevant to our insurance and annuities business or products. We continue to review and analyze the potential impact of these regulations across each of our business lines.

All states require participation in insurance guaranty associations, which assess fees (subject to statutory limits) to insurance companies in order to fund claims of policyholders and contract holders of insolvent insurance companies. These assessments are generally based on a member insurer's proportionate share of all premiums written by member insurers in the state during a specified period prior to an insurer's insolvency. See Note 25 to our Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information regarding guaranty association assessments.

Certain variable annuity and variable life insurance contracts offered by the RiverSource Life companies, and certain separate accounts supporting such contracts, constitute and are registered as securities under the Securities Act of 1933 and as investment companies under the Investment Company Act of 1940, as amended. As such, these products are subject to regulation by the SEC and FINRA.

The Federal Insurance Office ("FIO") within the U.S. Department of Treasury does not have substantive regulatory responsibilities, though it is tasked with monitoring the insurance industry and the effectiveness of its regulatory framework in addition to providing periodic reports to the President and Congress. We monitor the FIO's activity to identify and assess emerging regulatory priorities with potential application to our business.

Each of our insurance subsidiaries is subject to risk-based capital ("RBC") requirements designed to assess the adequacy of an insurance company's total adjusted capital in relation to its investment, insurance and other risks. The National Association of Insurance Commissioners ("NAIC") has established RBC standards that all state insurance departments have adopted. The RBC requirements are used by the NAIC and state insurance regulators to identify companies that merit regulatory actions designed to protect policyholders. The NAIC RBC report is completed as of December 31 and filed annually, along with the statutory financial statements.

Our RiverSource Life companies are subject to various levels of regulatory intervention if their total adjusted statutory capital falls below defined RBC action levels. At the "company action level," defined as total adjusted capital level between 100% and 75% of the RBC requirement, an insurer must submit a plan for corrective action with its primary state regulator. The level of regulatory intervention is greater at lower levels of total adjusted capital relative to the RBC requirement.

RiverSource Life and RiverSource Life of NY maintain capital levels well in excess of the company action level required by state insurance regulators as noted below as of December 31, 2022:

Entity	Company Action Level RBC		Total Adjusted Capital		% of Company Action Level RBC
	(in millions, except percentages)				
RiverSource Life	$	571	$	3,103	543%
RiverSource Life of NY	$	40	$	320	801%

Ameriprise Financial, as a direct and indirect owner of its insurance subsidiaries, is subject to the insurance holding company laws of Minnesota and New York (the states where its insurance subsidiaries are domiciled). These laws generally require insurance holding companies to register with the insurance department of the insurance company's state of domicile and to provide certain financial and other information about the operations of the companies within the holding company structure.

As part of its Solvency Modernization Initiative, in 2010 the NAIC adopted revisions to its Insurance Holding Company System Regulatory Act ("Holding Company Act") to enhance insurer group supervision and create a new Risk Management and Own Risk and Solvency Assessment ("ORSA") Model Act. The Holding Company Act revisions focus on the overall insurance holding company system, establish a framework of regulator supervisory colleges, enhancements to corporate governance, and require the annual filing of an Enterprise Risk Management Report. The ORSA Model Act requires that an insurer create and file, annually, its Own Risk Solvency Assessment, which is a complete self-assessment of its risk management functions and capital adequacy. These laws were enacted by the domiciliary states of RiverSource Life: Minnesota and New York. We complete and file these reports as required by the laws and regulations of those states. Insurance regulation and supervision also goes beyond direct regulation of our insurance companies in other ways. For example, while Minnesota and New York have not yet implemented the NAIC's "Group Capital Calculation", what is approved will create new capital frameworks for us depending on any final rules from the FRB arising out of its still pending 2019 proposal discussed below that may supersede such Minnesota or New York requirements.

Federal Banking and Financial Holding Company Regulation

Ameriprise Bank is subject to regulation by the OCC, which is the primary regulator of federal savings banks, the Consumer Financial Protection Bureau ("CFPB") and by the Federal Deposit Insurance Corporation ("FDIC") in its role as insurer of Ameriprise Bank's deposits. As a federally chartered savings bank, Ameriprise Bank is subject to numerous rules and regulations governing all aspects of the banking business, including lending practices and transactions with affiliates. Ameriprise Bank is also subject to specific capital rules and limits on capital distributions, including payment of dividends. If Ameriprise Bank's capital falls below certain levels, the OCC would be required to take remedial actions and could take other actions, including imposing further limits on dividends or business activities. In addition, an array of Community Reinvestment Act ("CRA"), fair lending and other consumer protection laws and regulations apply to Ameriprise Bank.

As the controlling company of Ameriprise Bank, Ameriprise Financial is a savings and loan holding company that is subject to regulation, supervision, and examination by the FRB. Ameriprise Financial has elected to be classified as a financial holding company subject to applicable regulation under the Bank Holding Company Act of 1956 (the "Bank Holding Company Act"). Further, FRB regulation and supervisory oversight of Ameriprise Financial includes examinations, regular financial reporting, and prudential standards, such as capital, liquidity risk management, and parameters for business conduct and internal governance.

Under the Bank Holding Company Act, bank holding companies and their banking subsidiaries are generally limited to the business of banking and activities closely related or incidental to banking, and going beyond these activities would require a conformance period request from the FRB. As a financial holding company, we may engage in activities that are financial in nature, incidental to an activity that is financial in nature, or complementary to a financial activity and that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. We may not, however, directly or indirectly acquire the ownership or control of more than 5% of any class of voting shares, or substantially all of the assets, of either a bank holding company (or a bank) without the prior approval of the FRB or of a non-financial company absent an available exemption.

In order to maintain Ameriprise's status as a financial holding company, Ameriprise Bank, as Ameriprise's sole insured depository institution subsidiary, must remain "well-capitalized" and "well-managed" under applicable regulations, and must receive at least a "satisfactory" rating in its most recent examination under the CRA. In addition, Ameriprise, as a financial holding company, must remain "well-capitalized" and "well-managed" in order to maintain its status as a financial holding company. Failure to meet one or more of these requirements would mean, depending on the violation and any

agreement then reached with the FRB, Ameriprise Financial could not undertake new activities, continue certain activities or make acquisitions other than those generally permissible for bank holding companies until such violation is cured.

We are subject to what is commonly referred to as the Volcker Rule. The Volcker Rule prohibits "banking entities," including us and our affiliates, from engaging in certain "proprietary trading" activities, as defined in the Volcker Rule, subject to exemptions for underwriting, market-making-related activities, asset management, risk-mitigating hedging and certain other activities. The Volcker Rule also prohibits certain investments and relationships by banking entities with "covered funds," with a number of exemptions and exclusions. It also requires banking entities to have comprehensive compliance programs reasonably designed to ensure and monitor compliance with the Volcker Rule.

The FRB proposed a new capital framework termed the "Building Block Approach" in September 2019 (which is still pending and has not been finalized) for savings and loan holding companies like Ameriprise that are significantly engaged in insurance activities ("ISLHCs"). In general, under the proposed rule, ISLHCs would be required to aggregate state-based insurance capital requirements with banking capital requirements for non-insurance businesses to satisfy specific minimum total requirements and hold an additional capital conservation buffer.

Additional Parent Company Regulation and Other Regulation

Ameriprise Financial is a publicly traded company that is subject to SEC and New York Stock Exchange ("NYSE") rules and regulations regarding public disclosure, financial reporting, internal controls and corporate governance. The adoption of the Sarbanes-Oxley Act of 2002 and the implementation of the Dodd-Frank Act significantly enhanced those rules and regulations.

We have operations in a number of geographical regions outside of the U.S. As such, we continuously monitor developments in EU legislation, as well as in the other markets in which we operate, to ensure that we comply with all applicable legal requirements, including EU directives applicable to financial institutions as implemented in the various member states. Because of the mix of business activities we conduct, we assess the impact of, and monitor our status under, the EU Financial Conglomerates Directive, which contemplates global supervision and prudential regulation of certain financial conglomerates involved in banking, insurance and investment activities.

In 2017 and subsequent announcements, the FCA announced that London Interbank Offered Rate ("LIBOR") is to be phased out and secured agreement with panel banks to continue to submit to LIBOR during a transition period. All currencies, except U.S. Dollar, ceased publication on December 31, 2021, and U.S. Dollar LIBOR will cease publication after June 2023. Following our transition for currencies other than the U.S. Dollar which went as expected, we are preparing for the discontinuation and transition of U.S. Dollar LIBOR and other interbank offering rates ("IBORS") on various aspects of our business and believe we will be well positioned as those benchmark rates transition to risk free rates.

Privacy, Environmental and Anti-Money Laundering Laws

Many aspects of our business are subject to comprehensive legal requirements concerning the use and protection of personal information, including client and employee information, from a multitude of different functional regulators and law enforcement bodies. This includes rules adopted pursuant to the Gramm-Leach-Bliley Act, the Fair and Accurate Credit Transactions Act, the Health Insurance Portability and Accountability Act ("HIPAA"), the Health Information Technology for Economic and Clinical Health ("HITECH") Act, an ever increasing number of state laws and regulations such as the New York State Department of Financial Services' *Cybersecurity Requirements for Financial Services Companies,* and California privacy legislation, as recently amended, EU data protection legislation, known as the Global Data Protection Regulation ("GDPR"), as implemented in the respective EU member states, the U.K. Data Protection Act, 2018 and U.K. GDPR, and data protection rules in other regions in which we operate outside the U.S. and the EU. We have also implemented policies and procedures in response to such requirements. We continue our efforts to safeguard the data entrusted to us in accordance with applicable laws and our internal data protection policies, including taking steps to reduce the potential for identity theft or other improper use or disclosure of personal information, while seeking to collect only the data that is necessary to properly achieve our business objectives and best serve our clients. To the extent we do experience an incident, we have developed and implemented a cybersecurity incident response manual, which we regularly exercise and update, as appropriate.

As the owner and operator of real property, we are subject to federal, state, local and foreign environmental laws and regulations. We periodically conduct certain air and water reviews on our own real estate as well as investment real estate to assess and support our compliance with these laws and regulations.

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act, commonly referred to as the USA Patriot Act, was enacted in October 2001. It substantially broadened existing anti-money laundering legislation and the extraterritorial jurisdiction of the U.S. In response, we enhanced our existing anti-money laundering programs and developed new procedures and programs, including enhancing our "know your customer"

and "due diligence" programs. We continuously review, update and enhance our anti-money laundering procedures and programs. In addition, we will continue to comply with anti-money laundering legislation in the U.K. derived from applicable EU directives and international initiatives adopted in other jurisdictions in which we conduct business.

Exchange Act Reports and Additional Information

We maintain an Investor Relations website at ir.ameriprise.com. Investors can also access the website through our main website at ameriprise.com by clicking on the "Investor Relations" link located at the bottom of our homepage (ameriprise.com). We use our Investor Relations website to announce financial and other information to investors and to make available SEC filings, press releases, public conference calls and webcasts. Investors and others interested in the company are encouraged to visit the Investor Relations website from time to time, as information is continuously updated and posted. Additionally, users can sign up to receive automatic notifications when new materials are posted. The information found on the website is not incorporated by reference into this report or in any other report or document we furnish or file with the SEC.

Item 1A. Risk Factors

Our operations and financial results are subject to various risks and uncertainties, including those described below, that could have a material adverse effect on our business, financial condition or results of operations and could cause the trading price of our common stock to decline. We believe that the following information identifies the material factors affecting our company based on the information we currently know. However, the risks and uncertainties our company faces are not limited to those described below. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Market Risks

Our results of operations and financial condition may be adversely affected by market fluctuations and by economic, political and other factors.

Our results of operations and financial condition may be materially affected by market fluctuations and by economic and other factors. Such factors, which can be global, regional, national or local in nature, include: (i) the level and volatility of the markets, including equity prices, interest rates, commodity prices, currency values and other market indices and drivers; (ii) geopolitical strain, terrorism and armed conflicts, (iii) political, social, economic and market conditions; (iv) the availability and cost of capital; (v) the ongoing coronavirus disease 2019 ("COVID-19") pandemic or other global health emergencies; (vi) technological changes and events; (vii) U.S. and foreign government fiscal and tax policies; (viii) U.S. and foreign government ability, real or perceived, to avoid defaulting on government securities; (ix) the availability and cost of credit and hedge markets; (x) the ongoing inflationary environment; (xi) investor sentiment and confidence in the financial markets; and (xii) natural disasters such as weather catastrophes and widespread health emergencies. Furthermore, changes in consumer economic variables, such as the number and size of personal bankruptcy filings, the rate of unemployment, decreases in property values, and the level of consumer confidence and consumer debt, may substantially affect consumer loan levels and credit quality, which, in turn, could impact client activity in all of our businesses. These factors also may have an impact on our ability to achieve our strategic objectives.

Declines and volatility in U.S. and global market conditions (such as those that resulted from the COVID-19 pandemic and subsequent economic environment) have impacted our businesses in the past, are impacting us now and may do so again. Our businesses have been, and in the future may be, adversely affected by U.S. and global capital market and credit crises, the repricing of credit risk, equity market volatility and decline, and stress or recession in the U.S. and global economies generally. Each of our segments operates in these markets with exposure for us and our clients in securities, loans, derivatives, alternative investments, seed capital and other commitments. It is difficult to predict when, how long and to what extent the aforementioned adverse conditions will exist, which of our markets, products and businesses will be directly affected and to what extent our clients may seek to bring claims arising out of investment performance that is affected by these conditions. As a result, these factors could materially adversely impact our financial condition and results of operations.

These factors will also impact client behavior. Market downturns, stagnation, and volatility may cause, and have caused, individual investors to limit or decrease their participation in global markets negatively impacting our retail business and/or our product sales. Market conditions, regulatory actions, tax laws, and our competitive industry environment are among the reasons current shareholders in our mutual funds, OEICs, SICAVs, unit trusts, investment trusts and other pooled investment vehicles, contractholders in our annuity products and policyholders in our protection products may opt to withdraw cash values for those products (or for certain protection products, to reduce their withdrawal activity). If we are unable to offer appropriate product alternatives which encourage customers to continue purchasing in the face of actual or perceived market volatility, our sales and management fee revenues could decline.

Downturns and volatility in markets (including equity, fixed income, real estate, infrastructure and other markets) have had, and may in the future have, an adverse effect on the revenues and returns from our asset management services, retail advisory accounts, variable annuity contracts, banking products and other products. Because the profitability of these products and services depends on fees related primarily to the value of assets under management, declines in the markets will reduce our revenues because the value of the investment assets we manage will be reduced. In addition, a significant portion of our revenue is derived from investment management agreements with the Columbia Management family of mutual funds which are terminable on 60 days' notice. Although some contracts governing investment management services are subject to termination for failure to meet performance benchmarks, institutional and individual clients can terminate their relationships with us or our financial advisors at will or on relatively short notice. Further, a number of the products and services we make available to our clients are those offered by third parties and negative perceptions of these financial products and services (or the financial industry in general) may impact the number of withdrawals and redemptions or reduce purchases made by our clients, which would adversely impact the levels of our assets under management. Our clients can also reduce the aggregate amount of managed assets or shift their funds to other types of accounts with different rate structures, for any number of reasons, including investment performance, changes in prevailing interest rates, changes in investment preferences or investment management strategy (for example, "active" or "passive" investing styles), changes in our (or our advisors') reputation in the marketplace, ESG factors, changes in client or relationship management, loss of key investment management personnel and financial market performance. This reduction in managed assets, and the associated decrease in revenues and earnings, could have a material adverse effect on our business.

Most of our variable annuity products contain guaranteed minimum death benefits and a majority of our variable annuity products in force contain guaranteed minimum withdrawal and accumulation benefits. Decline or volatility in equity and/or bond markets could result in guaranteed minimum benefits being higher than what current account values would support, which would adversely affect our financial condition and results of operations. Discontinuing the sale of new fixed annuities and variable annuities with living benefits will lessen this risk over time. Although we have hedged a portion of the guarantees for the variable annuity contracts to mitigate the financial loss of equity and/or bond market declines or volatility, there can be no assurance that such a decline or volatility would not materially impact the profitability of certain products or product lines or our financial condition or results of operations. Further, the cost of hedging our liability for these guarantees has increased as a result of volatility in the equity markets, as well as broad-based market and regulatory-driven changes in the collateral requirements of hedge trading counterparties. In addition, heightened volatility (and the transition away from LIBOR as a widely accepted interest rate reference) creates greater uncertainty for future hedging effectiveness.

Changes in interest rates may affect our results of operations and financial condition.
Certain of our insurance, annuity, investment products, wrap fees and banking products are sensitive to interest rate fluctuations (inclusive of changes in credit spreads), which could cause future impacts associated with such fluctuations to differ from our historical costs. In addition, interest rate fluctuations could result in fluctuations in the valuation of certain minimum guaranteed benefits contained in some of our variable annuity products, something we saw as a result of volatility that resulted from the COVID-19 pandemic. Although we typically hedge to mitigate some of the effect of such fluctuations, significant changes in interest rates (or prolonged periods of low interest rates) could have a material adverse impact on the profitability of certain products or product lines or our results of operations or financial condition. In addition, as rates increase, the posting of collateral for liquidity needs will also increase as a result of the hedging of variable annuity products. Depending on how rapidly rates increase and other factors, we may need to access liquidity sources that are more costly, which could have a material adverse impact on profitability or our results of operations or financial condition.

Interest rate fluctuations also could have an adverse effect on the results of our investment portfolio. During periods of declining market interest rates or stagnancy of low interest rates, the interest we receive on variable interest rate investments decreases and we are forced to reinvest the cash we receive as interest or return of principal on our investments in lower-yielding high-grade instruments or in lower-credit instruments to maintain comparable returns. Issuers of certain callable fixed income securities also may decide to prepay their obligations in order to borrow at lower market rates, which increases the risk that we may have to reinvest the cash proceeds of these securities in lower-yielding or lower-credit instruments.

If there is a return to a period of prolonged low interest rates, our spread may be reduced or could become negative. Due to the long-term nature of the liabilities associated with certain of our businesses, such as long term care and universal life with secondary guarantees as well as guaranteed benefits on variable annuities, sustained declines in or stagnancy of low long-term interest rates may subject us to reinvestment risks and increased hedging costs. We periodically review and, where appropriate, adjust our assumptions.

As market interest rates increase, we may offer higher crediting rates on interest-sensitive products, such as universal life insurance and face-amount certificates, and we may increase crediting rates on in force products to keep these products

competitive (which could have an adverse effect on our financial condition and results of operations). Because yields on invested assets may not increase as quickly as current interest rates, we may have to accept a lower spread and thus lower profitability or face a decline in sales and greater loss of existing contracts and related assets. In addition, increases in market interest rates may cause increased policy surrenders, withdrawals from life insurance policies and annuity contracts and requests for policy loans, or changes in demands of certain bank or certificate products as policyholders, contractholders and clients seek to shift assets to products with perceived higher returns. This process may lead to an earlier than expected outflow of cash from our business. These withdrawals and surrenders may require investment assets to be sold at a time when the prices of those assets are lower because of the increase in market interest rates, which may result in investment losses. Also, increases in market interest rates may result in extension of certain cash flows from structured mortgage assets. An increase in policy surrenders and withdrawals also may require us to accelerate amortization of deferred acquisition costs ("DAC") or other intangibles or cause an impairment of goodwill, which would increase our expenses and reduce our net earnings in the period. If higher market interest rates lead to inflows into interest-sensitive products (such as face-amount certificates and certain banking products) or other changes in product behavior, our capital requirements may increase as well.

Adverse capital and credit market conditions or a downgrade in our credit ratings may significantly affect our ability to meet liquidity needs, our access to capital and our cost of capital.
Volatility, uncertainty and disruption in the capital and credit markets may decrease available liquidity, which we may need to pay our expenses and dividends. If the market conditions hinder our availability to obtain capital, our business could suffer.

Our liquidity needs are satisfied primarily through our reserves and the cash generated by our operations. We believe the level of cash and securities we maintain, combined with expected cash inflows from investments and operations, is adequate to meet anticipated short-term and long-term payment obligations. In the event current resources are insufficient to satisfy our needs, we may access financing sources such as bank debt. Additional financing depends on a variety of factors such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, our credit ratings and credit capacity, actions by our regulators, and perceptions held by shareholders, customers or lenders.

Further, the financial strength ratings which various rating organizations publish as a measure of an insurance company's ability to meet contractholder and policyholder obligations, are important to maintain public confidence in our products, our competitive position, and the ability to market our products. Any future downgrade in our financial strength ratings, or the announced potential for a downgrade, could potentially have a significant adverse effect on our financial condition and results of operations in many ways, including: (i) reducing new sales of insurance and annuity products and investment products; (ii) adversely affecting our relationships with our advisors and third-party distributors of our products; (iii) materially increasing the number or amount of policy surrenders and withdrawals by contractholders and policyholders; (iv) requiring us to reduce prices for many of our products and services to remain competitive; and (v) adversely affecting our ability to obtain reinsurance or obtain reasonable pricing on reinsurance.

Ratings agencies have and may continue to increase the frequency and scope of their credit reviews, adjust upward the capital and other requirements employed in the rating organizations' models for maintenance of ratings levels (including adjusting the framework under which they view our Company's business mix that drives these requirements), or downgrade ratings applied to particular classes of securities or types of institutions, and our ratings could be changed at any time and without any notice by the rating organizations.

Market conditions or decisions by our ratings agencies that hinder our access to capital may limit our ability to satisfy statutory capital targets, generate fee income and market-related revenue to meet liquidity needs and access the capital necessary to grow our business. As such, we may be forced to delay raising capital, issue different types of capital than we would otherwise, less effectively deploy such capital, or bear an unattractive cost of capital which could decrease our profitability and significantly reduce our financial flexibility.

Business Risks

Intense competition and the economies of scale for larger competitors could negatively impact our ability to maintain or increase our market share and profitability.

Our businesses operate in intensely competitive industries, including broker-dealers, banks, asset managers, insurers and other financial institutions, some of which have a larger market share, greater investments in technology and analytics, greater investment in advertising and brand, less regulation or greater financial resources than we do. Furthermore, our competitors may be better able to address trends, structural changes, or movement of assets resulting from industry changes in response to the uncertain regulatory environment in the U.S. and around the world. We could experience lower sales, higher costs, technology obsolescence or other developments that could negatively impact our results of operations.

A drop in our investment performance as compared to that of our competitors could negatively impact our revenues and profitability.

Investment performance is a key competitive factor for our retail and institutional asset management products and services. Strong investment performance helps to ensure the retention of our products and services by our clients and creates new sales of products and services. It may also result in higher ratings by ratings services such as Morningstar or Lipper, which may compound the foregoing effects. Strong investment performance and its effects are important elements to our stated goals of growing assets under management and greater economies of scale.

There can be no assurance as to how future investment performance will compare to our competitors or that historical performance will be indicative of future returns. Any drop or perceived drop in investment performance as compared to our competitors could cause a decline in sales of our mutual funds and other investment products, an increase in redemptions and the termination of institutional asset management relationships. These impacts may reduce our aggregate amount of assets under management and reduce management fees. Poor investment performance could also adversely affect our ability to expand the distribution of our products through unaffiliated third parties. Further, any drop in market share of mutual funds sales by our advisors may further reduce profits as sales of other companies' mutual funds are less profitable than sales of our proprietary funds.

We face intense competition in attracting and retaining key talent.

Our continued success depends to a substantial degree on our ability to attract, motivate, engage and retain qualified people in a very competitive market. The financial services industry has always been a highly competitive industry; however, we are currently experiencing a surge in labor market activity. Higher turnover, fewer individuals entering the labor force, increased demand for flexibility and fully remote work, and wage sensitivity due to the inflationary environment have resulted in labor shortages, increased costs of labor, and complexity in recruiting and retaining talent. We continue to assess risk and invest in our employees to remain competitive, however, we also recognize that the possibility of increased turnover may impact our ability to attract, support and retain clients. We are also dependent on our network of advisors to drive growth and results in our wealth management business, and for a significant portion of the sales of our products, and the recruiting environment for financial advisors is highly competitive. In addition, the investment performance of our asset management products and services, and the retention of our products and services by our clients, are dependent upon the strategies and decisions of our portfolio managers and analysts. From time to time there are regulatory-driven or other trends and developments within the industry, such as changes around the Protocol for Broker Recruiting or the recent proposal by the Federal Trade Commission (and similar state proposals and general scrutiny) around non-competition agreements, that could potentially impact the dynamics between us and our competitors or negatively impact our business. If employees or advisors who maintain relationships with our clients leave, we may not be able to retain valuable relationships and our clients may choose to leave for a competitor. If we experience a prolonged inability to attract and retain qualified individuals or our recruiting and retention costs increase significantly, our financial condition and results of operations could be materially adversely impacted.

The negative performance or default by other financial institutions or other third parties could adversely affect us.

We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial services industry, including broker-dealers, commercial banks, investment banks, hedge funds, insurers, reinsurers, investment funds and other institutions. The operations of U.S. and global financial services institutions are interconnected and a decline in the financial condition of one or more financial services institutions may expose us to credit losses or defaults, limit our access to liquidity or otherwise disrupt the operations of our businesses. While we regularly assess our exposure to different industries and counterparties, the performance and financial strength of specific institutions are subject to rapid change, the timing and extent of which cannot be known.

Many transactions with and investments in the products and securities of other financial institutions expose us to credit risk in the event of default of our counterparty. With respect to secured transactions, our credit risk may be exacerbated when the collateral we hold cannot be realized upon or is liquidated at prices insufficient to recover the full amount of

the loan or derivative exposure. We also have exposure to financial institutions in the form of unsecured debt instruments, derivative transactions (including with respect to derivatives hedging our exposure on variable annuity contracts with guaranteed benefits), reinsurance, repurchase and underwriting arrangements and equity investments. Any such losses or impairments to the carrying value of these assets could materially and adversely impact our business and results of operations.

Issuers of the fixed maturity securities that we own may default on principal and interest payments. Some of our fixed maturity securities may have ratings below investment-grade. Default-related declines in the value of our fixed maturity securities portfolio or consumer credit holdings could cause our net earnings to decline and could also cause us to contribute capital to some of our regulated subsidiaries, which may require us to obtain funding during periods of unfavorable market conditions.

Capital and credit market volatility or a sudden devaluation of a specific product or security (such as happened with cryptocurrency) can exacerbate, and has exacerbated, the risk of third-party defaults, bankruptcy filings, foreclosures, legal actions and other events that may limit the value of or restrict our access and our clients' access to cash and investments. Although we are not required to do so, we have elected in the past, and we may elect in the future, to compensate clients for losses incurred in response to such events, provide clients with temporary credit or liquidity or other support related to products that we manage, or provide credit liquidity or other support to the financial products we manage. If we elect to provide additional support, we could incur losses from the support we provide and incur additional costs, including financing costs, in connection with the support. These losses and additional costs could be material and could adversely impact our results of operations. If we were to take such actions we may also restrict or otherwise utilize our corporate assets, limiting our flexibility to use these assets for other purposes, and may be required to raise additional capital.

We may not be able to maintain our unaffiliated third-party distribution channels and the sale of unaffiliated products may diminish sales of our own products.
We distribute many of our investment products through unaffiliated third-party advisors and financial institutions. Maintaining and deepening relationships with these unaffiliated distributors is an important part of our growth strategy, as strong third-party distribution arrangements enhance our ability to market our products or service our clients and to increase our assets under management, revenues and profitability. Access to distribution channels is subject to intense competition due to the large number of competitors and products in the investment advisory industry as well as regulatory and consumer trends driving escalating compliance, disclosure and risk management requirements for distributors. Relationships with our distributors are subject to periodic negotiation that may result in increased distribution costs and/or reductions in the amount of our products marketed.

As a result, there can be no assurance that the distribution relationships we have established will continue. Any such reduction in access to third-party distributors may have a material adverse effect on our ability to market our products and to generate revenue in our Advice & Wealth Management and Asset Management segments. Further, any increase in the costs to distribute our products or reduction in the type or amount of products made available for sale may have a material effect on our revenues and profitability.

The sale of third-party products to our clients (and further expansion of our advisor network's product suite to include additional products of unaffiliated insurance companies and asset managers) may lower sales of our companies' own products, lead to higher surrenders or redemptions, or other developments which might not be fully offset by higher distribution revenues or other benefits, possibly resulting in an adverse effect on our results of operations.

Our valuation of fixed maturity and equity securities may include methodologies, estimations and assumptions which are subject to differing interpretations and could result in changes to investment valuations that may materially adversely impact our results of operations or financial condition.
Fixed maturity, equity, trading securities and short-term investments, which are reported at fair value on the Consolidated Balance Sheets, represent the majority of our total cash and invested assets. The determination of fair values by management in the absence of quoted market prices is based on valuation methodologies, securities we deem to be comparable, and assumptions deemed appropriate given the circumstances. The fair value estimates are made at a specific point in time, based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include: coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, current interest rates and credit spreads, and quoted market prices of comparable securities. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts.

During periods of market disruption, including periods of significantly rising or high interest rates and rapidly widening credit spreads or illiquidity, it may be difficult to value certain of our securities. There may be certain asset classes that were in active markets with significant observable data that become illiquid due to the financial environment. In such cases, the valuation of certain securities may require additional subjectivity and management judgment. As such, valuations may include inputs and assumptions that are less observable and may require greater estimation as well as valuation methods that are more sophisticated, which may result in values less than the value at which the investments may be ultimately sold. Further, rapidly changing and unexpected credit and equity market conditions could materially impact the valuation of securities as reported within our consolidated financial statements and the period-to-period changes in value could vary significantly. Decreases in value may have a material adverse effect on our results of operations or financial condition.

The determination of the amount of allowances taken on certain loans and investments is subject to management's evaluation and judgment and could materially impact our results of operations or financial position.
The determination of the amount of allowances varies by investment type and is based upon our periodic evaluation and assessment of inherent and known risks associated with the respective asset class.

Management uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. The determination of the amount of allowances on loans is based upon the asset's expected life, considering past events, current conditions and reasonable and supportable economic forecasts. Such evaluations and assessments are revised as conditions change and new information becomes available. Historical trends may not be indicative of future impairments or allowances.

Some of our investments are relatively illiquid and we may have difficulty selling these investments.
We invest a portion of our owned assets in certain privately placed fixed income securities, mortgage loans, and limited partnership interests, all of which are relatively illiquid. These asset classes represented 8.2% of the carrying value of our investment portfolio as of December 31, 2022. If we require significant amounts of cash on short notice in excess of our normal cash requirements, we may have difficulty selling these investments in a timely manner or be forced to sell them for an amount less than we would otherwise have been able to realize, or both, which could have an adverse effect on our financial condition and results of operations.

The elimination of LIBOR may adversely affect the interest rates on, and value of, certain derivatives and floating rate securities we hold, the activities we conduct, and any other assets or liabilities, the value of which is tied to LIBOR.
The elimination of LIBOR and transition to alternative reference rates may have an adverse impact on the value of, return on and trading markets for a broad array of financial products, including any LIBOR-based securities, loans and derivatives that are included in our financial assets and liabilities. U.S. Dollar LIBOR is anticipated to be phased out by June 30, 2023, and replaced by the Secured Overnight Financing Rate, and all other LIBOR currencies were phased out by December 31, 2021. There will continue to be work required to transition to the new benchmark rates for U.S. Dollar. In addition, LIBOR may perform differently during the phase-out period than in the past which could result in lower interest payments and a reduction in the value of certain assets, as well as fluctuations in certain mark-to-market derivative instruments. Accordingly, it is difficult to predict the full impact of the transition away from LIBOR on various derivatives, floating rate securities and other securities we hold, the activities we conduct in our various businesses, and any other assets or liabilities (as well as contractual rights and obligations), the value of which is tied to LIBOR. The value or profitability of these products and instruments, and our costs of operations, may be adversely affected until new reference rates and fallbacks for both legacy and new products, instruments and contracts are commercially in use.

Insurance Risks

The failure of other insurers could require us to pay higher assessments to state insurance guaranty funds.
Our insurance companies are required by law to be members of the guaranty fund association in every state where they are licensed to do business. In the event of insolvency of one or more unaffiliated insurance companies, our insurance companies could be adversely affected by the requirement to pay assessments to the guaranty fund associations. Uncertainty and volatility in the U.S. economy and financial markets in recent years have weakened or may weaken the financial condition of numerous insurers, including insurers currently in receivership, increasing the risk of triggering guaranty fund assessments upon order of liquidation.

If the counterparties to our reinsurance arrangements default or otherwise fail to fulfill their obligations, we may be exposed to risks we had sought to mitigate, which could adversely affect our financial condition and results of operations.
We use reinsurance to mitigate certain of our risks. Reinsurance does not relieve us of our direct liability to our policyholders and contractholders, even when the reinsurer is liable to us. Accordingly, we bear credit and performance risk with respect to our reinsurers, including Commonwealth and Genworth Life Insurance Company. In July 2016, we

finalized various confidential enhancements with Genworth Life Insurance Company that have been shared, in the normal course of regular reviews, with our Domiciliary Regulators and rating agencies. A reinsurer's insolvency or its inability or unwillingness to make payments under the terms of our reinsurance agreement could have a material adverse effect on our financial condition and results of operations.

If our reserves for future policy benefits and claims or for future certificate redemptions and maturities are inadequate, we may be required to increase our reserve liabilities, which would adversely affect our results of operations and financial condition.

We establish reserves as estimates of our liabilities to provide for future obligations under our insurance policies, annuities and investment certificate contracts. Reserves do not represent an exact calculation of the liability but, rather, are estimates of contract benefits and related expenses we expect to incur over time. The assumptions and estimates we make in establishing reserves require certain judgments about future experience and, therefore, are inherently uncertain. We cannot determine with precision the actual amounts that we will pay for contract benefits, the timing of payments, or whether the assets supporting our stated reserves will increase to the levels we estimate before payment of benefits or claims. We monitor our reserve levels continually. If we were to conclude that our reserves are insufficient to cover actual or expected contract benefits, we would be required to increase our reserves and incur income statement charges for the period in which we make the determination, which would adversely affect our results of operations and financial condition.

Our insurance profitability relies on our assumptions including those regarding morbidity rates, mortality rates and benefit utilization as well as the future persistency of our insurance policies and annuity contracts.

We set prices for *RiverSource* disability insurance (and historically LTC insurance) as well as some annuity products based upon expected claims payment patterns, derived from assumptions we make about our policyholders and contractholders, including expenses, fees, investment returns, and morbidity and mortality rates. The long-term profitability of these products depends upon how our actual experience compares with our pricing assumptions. Actual experience can differ from our assumptions for many reasons over the time an insurance product is held. If mortality rates are higher than our pricing assumptions, we could be required to make greater payments under our life insurance policies and annuity contracts with guaranteed minimum death benefits than we have projected.

The prices and profitability of our life insurance and deferred annuity products are based in part upon assumptions related to persistency (the probability that a policy or contract will remain in force from one period to the next). For most of our life insurance and deferred annuity products, actual persistency that is lower than our persistency assumptions could have an adverse impact on profitability, especially in the early years of a policy or contract because we would be required to accelerate the amortization of expenses we deferred in connection with the acquisition of the policy or contract.

For our LTC insurance, universal life insurance policies with secondary guarantees and variable annuities with guaranteed minimum withdrawal benefits, actual persistency that is higher than our persistency assumptions could have a negative impact on profitability. If these policies remain in force longer than we assumed, we could be required to make greater benefit payments than we had anticipated when we priced or partially reinsured these products.

The risk that our claims experience may differ significantly from our pricing assumptions is particularly significant for our LTC insurance products notwithstanding our ability to implement future price increases with regulatory approvals. Though we discontinued offering LTC products in 2003, LTC insurance policies provide for long-duration coverage and, therefore, our actual claims experience will emerge over many years. Our ability to forecast future claim rates for LTC insurance is more limited than life insurance. We have sought to moderate these uncertainties to some extent by partially reinsuring LTC policies at the time the policies were underwritten and limiting our present stand-alone LTC insurance offerings to policies underwritten fully by unaffiliated third-party insurers, and we have also implemented rate increases and provided reduced benefit options on certain in force policies.

Because our assumptions regarding persistency experience are inherently uncertain, reserves for future policy benefits and claims may prove to be inadequate if actual persistency experience is different from those assumptions. Although some of our products permit us to increase premiums during the life of the policy or contract, we cannot guarantee that these increases would be sufficient to maintain profitability. Additionally, some of these pricing changes require regulatory approval, which may not be forthcoming. Moreover, many of our products do not permit us to increase premiums or limit those increases during the life of the policy or contract, while premiums on certain other products (primarily LTC insurance) may not be increased without prior regulatory approval. Significant deviations in experience from pricing expectations regarding persistency could have an adverse effect on the profitability of our products.

Operations Risks

A failure to protect our reputation could adversely affect our businesses.

Our reputation is one of our most important assets. Our ability to attract and retain customers, investors, employees and advisors is highly dependent upon external perceptions of our company. Damage to our reputation could cause significant harm to our business and prospects. Reputational damage may arise from numerous sources including litigation or regulatory actions, failing to deliver minimum standards of service and quality, compliance failures, any perceived or actual weakness in our financial strength or liquidity, clients' or potential clients' perceived failure of how we address certain political, environmental, social or governance topics, technological breakdowns, cybersecurity attacks, or other security breaches (including attempted breaches or inadvertent disclosures) resulting in improper disclosure of client or employee personal information, unethical or improper behavior and the misconduct or error of our employees, advisors and counterparties. Additionally, a failure to develop new products and services, or successfully manage associated operational risks, could harm our reputation and potentially expose us to additional costs, or negative public relations or social media campaigns. Any negative incidents can quickly erode trust and confidence, particularly if they result in adverse mainstream and social media publicity, governmental investigations or litigation. Adverse developments with respect to our industry may also, by association, negatively impact our reputation or result in greater regulatory or legislative scrutiny or litigation against us.

Misconduct by our employees and advisors may be difficult to detect and deter and may damage our reputation. Misconduct or errors by our employees and advisors could result in violations of law, regulatory sanctions and/or serious reputational or financial harm. Misconduct or mistakes can occur in each of our businesses. We cannot always deter misconduct by our employees and advisors, and the precautions we take to prevent and detect this activity may not be effective in all cases. Preventing and detecting misconduct among our franchisee advisors who are not employees of our company presents additional challenges and could have an adverse effect on our business. Our reputation depends on our continued identification of and mitigation against conflicts of interest. We have procedures and controls that are designed to identify, address and appropriately disclose perceived conflicts of interest, though our reputation could be damaged if we fail, or appear to fail, to address conflicts of interest appropriately.

In addition, the SEC and other federal and state regulators, as well as foreign regulators, have increased their scrutiny of potential conflicts of interest. It is possible that potential or perceived conflicts could give rise to litigation or enforcement actions. Also, it is possible that the regulatory scrutiny of, and litigation in connection with, conflicts of interest will make our clients less willing to enter into transactions in which such a conflict may occur, which would adversely affect our businesses.

We may face direct or indirect effects of our responses to climate change.

Climate change may increase the severity and frequency of weather-related catastrophes, or adversely affect our investment portfolio or investor sentiment. This includes the potential for an increase in the frequency and severity of weather-related disasters and pandemics. In addition, climate change regulation may affect the prospects of companies and other entities whose securities we hold, or our willingness to continue to hold their securities. Climate change may also influence investor sentiment with respect to the Company and investments in our portfolio and those available to clients through third-parties. It may also impact other counterparties, including reinsurers, and affect the value of investments, including real estate investments we hold or manage for others. We cannot predict or estimate the long-term impacts on us from climate change or related regulation.

Our operational systems and networks (as well as those of our franchise advisors) are subject to evolving cybersecurity or other technological risks, which could result in the disclosure of confidential information, loss of our proprietary information, damage to our reputation, additional costs to us, regulatory penalties and other adverse impacts.

Our business is reliant upon internal and third-party-controlled and operated technology systems and networks to process, transmit and store information, including our clients', employees' and advisors' personal information, as well as our proprietary information, and to conduct many of our business activities and transactions. Maintaining the security and integrity of this information and these systems and networks, and appropriately responding to any cybersecurity and privacy incidents (including attempts), is critical to the success of our business operations, including our reputation, the retention of our advisors and clients, and to the protection of our proprietary information and our clients' personal information. To date, we have not experienced any material breaches of or interference with our centrally controlled systems and networks. However, we routinely face and address such evolving threats and have been able to detect and respond to these incidents to date without a material loss of client financial assets or information through the use of ongoing monitoring and continual improvement of our security and incident response capabilities.

We and our advisors, as well as our service providers, have also been threatened by, among others, phishing and spear phishing scams, social engineering attacks, account takeovers, introductions of malware, attempts at electronic break-ins, and the submission of fraudulent payment requests. The number of attempted phishing attacks has increased

substantially every year, which is expected to continue. Attempted or successful breaches or interference by third parties or by insiders that may occur in the future could have a material adverse impact on our business, reputation, financial condition or results of operations.

On a corporate basis, various laws and regulations, and in some cases contractual obligations, require us to establish and maintain corporate policies and technical and operational measures designed to protect sensitive client, employee, contractor and vendor information, and to respond to cybersecurity incidents. We have established policies and implemented such technical and operational measures ourselves and have in place policies that require our service providers and franchisee advisors, each of which control locally their own technology operations, to do the same. The increase in hybrid working among our employees adds complexity to monitoring and processing procedures. Changes in our business or technological advancements may also require corresponding changes in our systems, networks and data security and response measures. While accessing our products and services, our customers may use computers and other devices that sit outside of our security control environment. In addition, the ever-increasing reliance on technology systems and networks and the occurrence and potential adverse impact of attacks on such systems and networks (including in recent well-publicized security breaches at other companies), both generally and in the financial services industry, have enhanced government and regulatory scrutiny of the measures taken by companies to protect against cybersecurity threats and report incidents they suffer. As these threats, and government and regulatory oversight of associated risks, continue to evolve, we may be required to expend additional resources to enhance or expand upon the technical and operational security and response measures we currently maintain or that we allow franchise advisors to maintain and control locally.

Despite the measures we have taken and may in the future take to address and mitigate cybersecurity, privacy and technology risks, we cannot be certain that our systems and networks will not be subject to successful attacks, breaches or interference. Nor can we be certain that franchise advisors will comply with our policies and procedures in this regard, or that clients will engage in safe and secure online practices. Furthermore, human error occurs from time to time and such mistakes can lead to the inadvertent disclosure of sensitive information. Any such event may result in operational disruptions, as well as unauthorized access to or the disclosure or loss of, our proprietary information or client, employee, vendor, or advisor personal information, which in turn may result in legal claims, regulatory scrutiny and liability, reputational damage, the incurrence of costs to respond to, eliminate, or mitigate further exposure, the loss of clients or advisors, or other damage to our business. While we maintain cyber liability insurance that provides both third-party liability and first-party liability coverages, it may not protect us against all cybersecurity- or privacy-related losses. Furthermore, we may be subject to indemnification costs and liability to third parties if we breach any confidentiality or security obligations regarding vendor data or for losses related to the data. In addition, the trend toward broad consumer and general-public notification of such incidents could exacerbate the harm to our business, reputation, financial condition or results of operations in the event of a breach. Even if we successfully protect our technology infrastructure and the confidentiality of sensitive data and conduct appropriate incident response, we may incur significant expenses in connection with our responses to any such attacks, as well as the adoption, implementation and maintenance of appropriate security measures. In addition, our regulators may seek to hold our company responsible for the acts, mistakes or omissions of our franchise advisors even where they procure and control much of the physical office space and technology infrastructure they use to operate their businesses locally.

Protection from system interruptions and operating errors is important to our business. If we experience a sustained interruption to our telecommunications or data processing systems, or other failure in operational execution, it could harm our business.

Operating errors and system or network interruptions could delay and disrupt our operations. Interruptions could be caused by mistake, malfeasance or other operational failures by service provider staff, employee or advisor error or malfeasance, interference by third parties, including hackers, our implementation of new technology, maintenance of existing technology, or natural disasters, each of which may impact our ability to run our systems or encounter varying downtime. Though we plan for resiliency in our systems, we could face additional downtime or data loss if our plans do not work as expected. Our financial, accounting, data processing or other operating systems and facilities may fail to operate or report data properly, experience connectivity disruptions or otherwise become disabled as a result of events that are wholly or partially beyond our control, adversely affecting our ability to process transactions or provide products and services to our clients. Further, while we require their existence by contract, we cannot control the execution of any business continuity or incident response plans implemented by our service providers or our franchise advisors.

We rely on third-party service providers and vendors for certain communications, technology and business functions and other services, and we face the risk of their operational failure (including, without limitation, loss of staff due to widespread illness, failure caused by an inaccuracy, untimeliness or other deficiency in data reporting), technical or security failures, termination or capacity constraints of any of the clearing agents, exchanges, clearing houses or other third-party service providers that we use to facilitate or are component providers to our securities transactions and other product manufacturing and distribution activities. These risks are heightened by our deployment in response to both investor

interest and evolution in the financial markets of increasingly sophisticated products and technological means for accessing these products or client accounts. Any such failure, termination or constraint or flawed execution or response could adversely impact our ability to effect transactions, service our clients, manage our exposure to risk, or otherwise achieve desired outcomes.

Risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments, products, vendors, or against all types of risk, including employee and financial advisor misconduct.
Our policies and procedures to identify, monitor and manage risks may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Many of our methods of managing risk and the associated exposures are based upon our use of observed historical experience or expectations about future experience (e.g. market behavior, client/policyholder behavior, mortality, etc.) or statistics based on historical models. Experience may not emerge as expected and during periods of market volatility, or due to unforeseen events, the historically-derived experience and correlations may not be valid. As a result, these methods and models may not predict future exposures accurately, which could be significantly greater than what our models indicate. Further some controls are manual and are subject to inherent limitations. This could cause us to incur investment losses or cause our hedging and other risk management strategies to be ineffective. Other risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrence or other matters that are publicly available or otherwise accessible to us, which may not always be accurate, complete, up-to-date or properly evaluated.

Our financial performance also requires us to develop, effectively manage, and market new or existing products and services that appropriately anticipate or respond to changes in the industry and evolving client demands. The development and introduction of new products and services, including the creation of Asset Management and other products with a focus on environmental, social and governance matters, require continued innovative effort and may require significant time, resources, and ongoing support. Substantial risk and uncertainties are associated with the introduction and ongoing maintenance of new products and services, including the implementation of new and appropriate operational controls and procedures, shifting and sometimes contradictory client and market preferences, the introduction of competing products or services and compliance with regulatory requirements.

Management of operational, legal and regulatory risks requires, among other things, policies and procedures to record properly and verify a large number of transactions and events, and these policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk, including those associated with our key vendors. Insurance and other traditional risk-shifting tools may be held by or available to us in order to manage certain exposures, but they are subject to terms such as deductibles, coinsurance, limits and policy exclusions, as well as risk of counterparty denial of coverage, default or insolvency.

As a holding company, we depend on the ability of our subsidiaries to transfer funds to us to pay dividends and to meet our obligations.
We act as a holding company for our subsidiaries, through which substantially all of our operations are conducted. Dividends and returns of capital from our subsidiaries and permitted payments to us under our intercompany arrangements with our subsidiaries are our principal sources of cash to pay shareholder dividends and to meet our financial obligations. These obligations include our operating expenses and interest and principal on our borrowings. If the cash we receive from our subsidiaries pursuant to dividend payment or return of capital and intercompany arrangements is insufficient for us to fund any of these obligations, we may be required to raise cash through the incurrence of additional debt, the issuance of additional equity or the sale of assets. If any of this happens, it could adversely impact our financial condition and results of operations.

Insurance, banking and securities laws and regulations, including the FCA's Investment Firms Prudential Regime, the FRB's 2019 proposal for a new capital framework for ISLHCs, termed the "Building Block Approach" and the NAIC's "Group Capital Calculation" (which represents an insurance-focused capital framework), may regulate the ability of many of our subsidiaries (such as our insurance, banking and brokerage subsidiaries and our face-amount certificate company) to pay dividends, return capital or make other permitted payments or practically impact our capital structure and dividends or other payments from our subsidiaries. Additionally, the rating organizations effectively impose various capital requirements on our company and our insurance company subsidiaries in order for us to maintain our ratings and the ratings of our insurance subsidiaries. We must manage our business within the expectations of the patchwork of regulations and capital expectations from these parties. As asset values decline or other financial drivers to our business worsen, our and our subsidiaries' ability to pay dividends, return capital or make other permitted payments can be reduced. Additionally, the various asset classes held by our subsidiaries, and used in determining required capital levels, are weighted differently or are restricted as to the proportion in which they may be held depending upon their liquidity, credit risk and other factors. The regulatory capital requirements and dividend-paying ability of our subsidiaries may also be affected by a change in the mix of products sold by such subsidiaries. Further, the capital requirements imposed upon our subsidiaries may be

impacted by heightened regulatory or rating organization scrutiny and intervention, which could negatively affect our and our subsidiaries' ability to pay dividends or make other permitted payments. Additionally, in the past we have found it necessary and advisable to provide support to certain of our subsidiaries in order to maintain adequate capital for regulatory or other purposes and we may provide such support in the future. The provision of such support could adversely affect our capital, liquidity, and the dividends or other permitted payments received from our subsidiaries.

The operation of our business in foreign markets and our investments in non-U.S. denominated securities and investment products subjects us to exchange rate and other risks in connection with international operations and earnings and income generated overseas.

While we are a U.S.-based company, a portion of our business operations occurs outside of the U.S. and some of our investments are not denominated in U.S. dollars. As a result, we are exposed to certain foreign currency exchange risks that could reduce U.S. dollar equivalent earnings as well as negatively impact our general account and other proprietary investment portfolios. Appreciation of the U.S. dollar could, and has, unfavorably affect net income from foreign operations, the value of non-U.S. dollar denominated investments and investments in foreign subsidiaries. In comparison, depreciation of the U.S. dollar could positively affect our net income from foreign operations and the value of non-U.S. dollar denominated investments, though such depreciation could also diminish investor, creditor and rating organizations' perceptions of our company compared to peer companies that have a relatively greater proportion of foreign operations or investments.

In addition, conducting and increasing our international operations subjects us to new risks that, generally, we have not faced in the U.S., including: (i) potentially adverse tax consequences, including the complexities of foreign value added tax systems and restrictions on the repatriation of earnings; (ii) the localization of our solutions and related costs; (iii) the burdens of complying with a wide variety of foreign laws and different legal standards, including laws and regulations; and (iv) social and economic situations outside of the U.S. The occurrence of any one of these risks could negatively affect our international business and, consequently, our results of operations generally. Additionally, operating in international markets also requires significant management attention and financial resources and we cannot be certain these operations will produce desired levels of revenues or profitability. Our acquisition of the BMO Global Asset Management (EMEA) business heightens these risks as it nearly doubles our asset management business in EMEA.

The occurrence of natural or man-made disasters and catastrophes could adversely affect our results of operations and financial condition.

The occurrence of natural disasters and catastrophes, including earthquakes, hurricanes, floods, tornadoes, fires, blackouts, severe winter weather, explosions, pandemic disease (such as COVID-19) and man-made disasters, including acts of terrorism, riots, civil unrest including large-scale protests, insurrections and military actions, could adversely affect our results of operations or financial condition. Such disasters and catastrophes may damage our facilities, preventing our service providers, employees and financial advisors from performing their roles, or otherwise disturbing our ordinary business operations and by impacting insurance claims, as described below. These impacts could be particularly severe to the extent they affect access to physical facilities, the physical well-being of large numbers of our employees, our computer-based data processing, transmission, storage and retrieval systems and destroy or release valuable data. Such disasters and catastrophes may also impact us indirectly by changing the condition and behaviors of our customers, business counterparties and regulators, as well as by causing declines or volatility in the economic and financial markets.

In particular, there remains some uncertainty around the ongoing impact of the COVID-19 pandemic. Though we are currently navigating hybrid working environments, we recognize that the pandemic may shift, and we cannot control various governmental responses, imposed quarantines, effectiveness of vaccines and healthcare, or any related regulation that could come from a change in the status of the pandemic.

The potential effects of natural and man-made disasters and catastrophes on certain of our businesses include but are not limited to the following: (i) a catastrophic loss of life may materially increase the amount of or accelerate the timing in which benefits are paid under our insurance policies; (ii) an increase in claims and any resulting increase in claims reserves caused by a disaster may harm the financial condition of our reinsurers, thereby impacting the cost and availability of reinsurance and the probability of default on reinsurance recoveries; (iii) widespread unavailability of staff; and (iv) declines and volatility in the financial markets that may decrease the value of our assets under management and administration, which could harm our financial condition and reduce our management fees.

We face risks arising from acquisitions and divestitures.

We have made acquisitions and divestitures (including sales of insurance blocks via reinsurance transactions) in the past and may pursue similar strategic transactions in the future. Risks in acquisition transactions include difficulties in the integration of acquired businesses into our operations and control environment (including our risk management policies and procedures), difficulties in assimilating and retaining employees and intermediaries, difficulties in retaining the existing customers of the acquired entities, assumed or unforeseen liabilities that arise in connection with the acquired

businesses, the failure of counterparties to satisfy any obligations to indemnify us against liabilities arising from the acquired businesses, and unfavorable market conditions that could negatively impact our growth expectations or expected synergies for the acquired businesses. Fully integrating an acquired company or business into our operations (such as our acquisition of the BMO Global Asset Management (EMEA) business) takes a significant amount of time and attention and incurs both expected and unexpected integration costs over several years. The ongoing integration of the BMO Global Asset Management (EMEA) business is a time-consuming and expensive process and could significantly disrupt our business. Our failure to meet the challenges involved in continuing to integrate the operations of the BMO Global Asset Management (EMEA) business (and to conform to banking and other applicable laws and regulations) or to otherwise realize any of the anticipated benefits of the acquisition could adversely impair our business or our results.

Risks in divestiture transactions (many of which are present in sales of insurance blocks via reinsurance) include difficulties in the separation of the disposed business, retention of obligations to indemnify for certain liabilities, the failure of counterparties to satisfy payment obligations, unfavorable market conditions that may impact any earnout or contingency payment due to us, if any, and unexpected difficulties in losing employees of the disposed business. We cannot provide assurance that we will be successful in overcoming these risks or any other problems encountered with acquisitions, divestitures and other strategic transactions. Execution of our business strategies also may require certain regulatory approvals or consents, which may include approvals of the FRB and other domestic and non-U.S. regulatory authorities. These regulatory authorities may impose conditions on the activities or transactions contemplated by our business strategies which may impact negatively our ability to realize fully the expected benefits of certain opportunities. These risks may prevent us from realizing the expected benefits from acquisitions or divestitures and could result in the failure to realize the full economic value of a strategic transaction or the impairment of goodwill and/or intangible assets recognized at the time of an acquisition. These risks could be heightened if we complete a large acquisition or multiple acquisitions within a short period of time.

Legal, Regulatory and Tax Risks

Legal and regulatory actions are inherent in our businesses and could result in financial losses or harm our businesses.
We are, and in the future may be, subject to legal and regulatory actions in the ordinary course of our operations, both domestically and internationally. Actions brought against us may result in awards, settlements, penalties, injunctions or other adverse results, including reputational damage. In addition, we may incur significant expenses in connection with our defense against such actions regardless of their outcome. Various regulatory and governmental bodies have the authority to review our products and business practices and those of our employees and independent financial advisors and to bring regulatory or other legal actions against us if, in their view, our practices, or those of our employees or advisors, are improper. Pending legal and regulatory actions include proceedings relating to aspects of our businesses and operations that are specific to us and proceedings that are typical of the industries and businesses in which we operate. Some of these proceedings have been brought on behalf of various alleged classes of complainants.

Our businesses are regulated heavily, and changes to the laws and regulations applicable to our businesses may have an adverse effect on our operations, reputation and financial condition.
Virtually all aspects of our business, including the activities of our parent company and our various subsidiaries, are subject to various federal, state and international laws and regulations. For a discussion of the regulatory framework in which we operate, see "Business — Regulation" included in Part I, Item 1 of this Annual Report on Form 10-K. Compliance with these applicable laws and regulations is time-consuming and personnel-intensive, and we have invested and will continue to invest substantial resources to ensure compliance by our parent company and our subsidiaries, directors, officers, employees, registered representatives and agents. Further, any future legislation or changes to the laws and regulations applicable to our businesses, as well as changes to the interpretation and enforcement of such laws and regulations, may affect our operations and financial condition. Legislation could require changes to our business operations or our regulatory reporting relationships. Such changes may impact our business operations and profitability, increase our costs of doing business, increase compliance costs as well as have a material effect on fee rates, interest rates and foreign exchange rates, which could materially impact our products, services, investments, results of operations, products and liquidity in ways that we cannot predict. Ongoing changes to regulation and oversight of the financial industry may generate outcomes, the full impact of which cannot be immediately ascertained as government intervention could distort customary and expected commercial behavior.

Certain examples of legislative and regulatory changes that may impact our businesses are described below. Some of the changes could present operational challenges and increase costs. Ultimately the complexities and increased costs of legislative and regulatory changes could have an impact on our ability to offer cost-effective and innovative products to our clients.

Regulation of Products and Services: Any mandated reductions or restructuring of the fees we charge for our products and services resulting from regulatory initiatives or proceedings could reduce our revenues and/or earnings. For example, the DOL could propose changes to regulations that define our advisors' relationships with their clients, such as requiring a fiduciary relationship between our advisors and clients.

Insurance Regulation: Changes in the state regulatory requirements applicable to our insurance companies that are made for the benefit of the consumer sometimes lead to additional expense for the insurer and, thus, could have a material adverse effect on our financial condition and results of operations. Further, we cannot predict the effect that proposed federal legislation may have on our businesses or competitors, such as the option of federally chartered insurers, a mandated federal systemic risk regulator, future initiatives of the FIO within the Department of the Treasury or by any of the Domiciliary Regulators, the NAIC or the International Association of Insurance Supervisors with respect to insurance holding company supervision, capital standards or systemic risk regulation. As discussed earlier, the FRB's 2019 proposal for a new capital framework for ISLHCs, would create new capital requirements for us (even if there are any refinements to the proposal) which could potentially impact the way we structure our capital or manage our business.

International Regulation: Potential measures taken by foreign and international authorities regarding anti-bribery, the nationalization or expropriation of assets, the imposition of limits on foreign ownership of local companies, increased environmental sustainability or governance requirements, changes in laws (including tax laws and regulations) and in their application or interpretation, imposition of large fines, political instability, capital requirements or dividend limitations, price controls, changes in applicable currency, currency exchange controls, or other restrictions that prevent us from transferring funds from these operations out of the countries in which they operate or converting local currencies we hold to U.S. dollars or other currencies may negatively affect our business.

Employment Regulation: We have a global workforce and face expansion of employment laws in various states, cities, and countries. These regulations vary from jurisdiction to jurisdiction, and we seek to provide a uniform employee experience, while simultaneously complying with unique or differing regulatory requirements. A portion of our advisor force consists of independent contractors. Legislative or regulatory action that redefines the criteria for determining whether a person is an employee or an independent contractor could materially impact our industry, our business and our relationships with (and ability to provide various types of support to) our advisors and their staff, resulting in an adverse effect on our results or operations.

Privacy and Data: Our business is subject to comprehensive legal requirements concerning the use and protection of personal information, including client and employee information, from a multitude of different functional regulators and law enforcement bodies. This regulatory framework is rapidly changing through an ever-increasing patchwork of state laws and regulation and international developments like GDPR. Further developments could negatively impact our business and operations.

As a Savings and Loan Holding Company, we are subject to supervision by the FRB and various prudential standards that may limit our activities and strategies.

Ameriprise Financial is subject to ongoing supervision by the FRB, including supervision and prudential standards, certain capital requirements, stress-testing, resolution planning, information security and privacy, and certain risk management requirements. Further, as a financial holding company, our activities are limited to those that are financial in nature, incidental to a financial activity or, with FRB approval, complementary to a financial activity. Our broker-dealers and bank subsidiary are limited in their ability to lend or transact with affiliates and are subject to minimum regulatory capital and other requirements, as well as limitations on their ability to use funds deposited with them in brokerage or bank accounts to fund their businesses. These requirements may hinder our ability to access funds from our subsidiaries. We may also become subject to a prohibition or limitations on our ability to pay dividends or repurchase our common stock. The federal banking regulators, including the OCC, the FRB and the FDIC, as well as the SEC (through FINRA) have the authority and under certain circumstances, the obligation, to limit or prohibit dividend payments and stock repurchases by the banking organizations they supervise, including Ameriprise and its bank subsidiaries. Any changes to regulations or changes to the supervisory approach may also result in increased compliance costs to the extent we are required to modify our existing compliance policies, procedures and practices.

Compliance with bank holding company laws and regulations, including the Volcker Rule, impacts the structure and availability of certain of our products and services and our costs in providing those products and services. Costs of compliance may be driven by how these laws and regulations and the scale of Ameriprise Bank evolves over the course of time as well as strategic acquisitions and other growth strategies we pursue in the future.

Failure to meet one or more of these requirements could, depending on the violation, limit Ameriprise's ability to undertake new activities, continue certain activities, or make acquisitions other than those permitted generally for bank holding companies. Execution of our business strategies also may require certain regulatory approvals or consents, which may

include approvals of the FRB and other domestic and non-U.S. regulatory authorities. These regulatory authorities may impose conditions on the activities or transactions contemplated by our business strategies which may impact negatively our ability to realize fully the expected benefits of certain opportunities.

Changes in corporate tax laws and regulations and changes in the interpretation of such laws and regulations, as well as adverse determinations regarding the application of such laws and regulations, could adversely affect our earnings and could make some of our products less attractive to clients.

We are subject to the income tax laws of the U.S., its states and municipalities and those of the foreign jurisdictions in which we have significant business operations. We must make judgments and interpretations about the application of these inherently complex tax laws when determining the provision for income taxes and must also make estimates about when in the future certain items affect taxable income in the various tax jurisdictions. In addition, changes to the Internal Revenue Code, state or foreign tax laws, administrative rulings or court decisions could increase our provision for income taxes and reduce our earnings. Furthermore, guidance issued by the U.S. Department of Treasury and others can be critical to the application and impact of new laws (such as the recently enacted Inflation Reduction Act of 2022) and in avoiding unintended impacts from legislation. The jurisdictions we operate in may not always provide clear guidance that is responsive to industry questions and concerns. If guidance is unclear, it could increase our taxes or create a potential for disagreement about interpretation of the tax code.

Many of the products we issue or on which our businesses are based (including both insurance products and non-insurance products) receive favorable treatment under current U.S. federal income or estate tax law. Changes in U.S. federal income or estate tax law could reduce or eliminate the tax advantages of certain of our products and thus make such products less attractive to clients or cause a change in client demand and activity.

We may not be able to protect our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights and copyright, trademark, patent and trade secret laws and registrations to establish and protect our intellectual property. Although we use a broad range of measures to protect our intellectual property rights, third parties may infringe or misappropriate our intellectual property or attempt to use the same to defraud others. We may have to litigate to enforce and protect our brand and reputation, copyrights, trademarks, patents, trade secrets and know-how, or to determine their scope, validity or enforceability, which represents a diversion of resources that may be significant in amount and may not prove successful. The loss of intellectual property protection or the inability to secure or enforce the protection of our intellectual property assets could have a material adverse effect on our business and our ability to compete.

We also may be subject to costly litigation in the event that another party alleges our operations or activities infringe upon, or constitute misappropriation of, such other party's intellectual property rights. Third parties may have, or may eventually be issued, patents or other protections that could be infringed by our products, methods, processes or services or could otherwise limit our ability to offer certain product features. Any party that holds a patent could make a claim of infringement against us. The threat of patent litigation from non-practicing entities could impact financial services firms and successful resolution could still have a significant financial impact. We may also be subject to claims by third parties for breach of copyright, trademark, license usage rights, or misappropriation of trade secret rights. Any such claims and any resulting litigation could result in significant liability for damages. If we were found to have infringed or misappropriated a third-party patent or other intellectual property rights, we could incur substantial liability, and in some circumstances could be enjoined from providing certain products or services to our customers or utilizing and benefiting from certain methods, processes, copyrights, trademarks, trade secrets or licenses, or alternatively could be required to enter into costly licensing arrangements with third parties, all of which could have a material adverse effect on our business, results of operations and financial condition.

Changes in and the adoption of accounting standards could have a material impact on our financial statements.

Our accounting policies provide a standard for how we record and report our results of operations and financial condition. We prepare our financial statements in accordance with U.S. generally accepted accounting principles. It is possible that accounting changes could have a material effect on our results of operations and financial condition. The Financial Accounting Standards Board ("FASB"), the SEC and other regulators often change the financial accounting and reporting standards governing the preparation of our financial statements. These changes are difficult to predict and could impose additional governance, internal control and disclosure demands. In some cases, we could be required to apply a new or revised standard retrospectively, resulting in our restating prior period financial statements. As an example, in August 2018, the FASB updated the accounting standard related to long-duration insurance and annuity contracts that is effective January 1, 2023 and is expected to result in significant changes to how we account for and report our insurance and annuity contracts (both in force and new business), including updating assumptions used to measure the liability for future policy benefits for traditional and limited-payment contracts, measurement of market risk benefits and amortization of DAC. See Note 3 to our Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information on recent accounting pronouncements.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We operate our business from two principal locations, both of which are located in Minneapolis, Minnesota: the Ameriprise Financial Center, a 959,000 square foot building that we lease, and our Client Service Center, an 871,000 square foot building, that we own. We have announced that starting in 2023, we will be consolidating our Minneapolis office footprint, and we plan to move all our Minneapolis based employees to our Client Service Center by 2025. Generally, we lease the premises we occupy in other locations, including the 38,000 square foot executive offices that we lease in New York City and branch offices for our employee advisors throughout the U.S.

Our other principal leases are in the following locations:

- As of December 31, 2022, Columbia Threadneedle occupies 82,000 square feet of offices in Boston. Columbia Threadneedle also leases approximately 66,000 square feet of a shared building in London plus an additional 73,000 square feet in four shared buildings in London following the acquisition of the BMO Global Asset Management (EMEA) business (as well as additional locations in Swindon, U.K., Dorking, U.K. and Edinburgh, U.K.), approximately 39,000 square feet of a shared building in New York and also leases property in a number of other cities to support its global operations; and

- Las Vegas, Nevada (supporting aspects of our Advice & Wealth Management businesses) and Gurugram and Noida India (supporting our broader business in the U.S.).

We believe that the facilities owned or occupied by our company suit our needs and are well maintained.

Item 3. Legal Proceedings

For a discussion of material legal proceedings, see Note 25 to our Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K, which is incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not applicable.

PART II.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock trades principally on The New York Stock Exchange under the trading symbol AMP. As of February 10, 2023, we had approximately 12,153 common shareholders of record. Information regarding our equity compensation plans can be found in Part III, Item 12 of this Annual Report on Form 10-K. Information comparing the cumulative total shareholder return on our common stock to the cumulative total return for certain indices is set forth under the heading "Performance Graph" provided in our 2022 Annual Report to Shareholders and is furnished herewith.

We are primarily a holding company and, as a result, our ability to pay dividends in the future will depend on receiving dividends from our subsidiaries. For information regarding our ability to pay dividends, see the information set forth under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" contained in Part II, Item 7 of this Annual Report on Form 10-K.

Share Repurchases

The following table presents the information with respect to purchases made by or on behalf of Ameriprise Financial, Inc. or any "affiliated purchaser" (as defined in Rule 10b-18(a)(3) under the Exchange Act), of our common stock during the fourth quarter of 2022:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid Per Share	(c) Total Number of Shares Purchased as part of Publicly Announced Plans or Programs[1]	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[1]
October 1 to October 31, 2022				
Share repurchase program[1]	382,157	$ 274.73	382,157	$ 1,948,814,573
Employee transactions[2]	29,006	$ 298.88	N/A	N/A
November 1 to November 30, 2022				
Share repurchase program[1]	437,991	$ 324.06	437,991	$ 1,806,879,045
Employee transactions[2]	134,733	$ 326.36	N/A	N/A
December 1 to December 31, 2022				
Share repurchase program[1]	713,931	$ 315.55	713,931	$ 1,581,596,848
Employee transactions[2]	16,020	$ 318.39	N/A	N/A
Totals				
Share repurchase program[1]	1,534,079	$ 307.81	1,534,079	
Employee transactions[2]	179,759	$ 321.22	N/A	
	1,713,838		1,534,079	

N/A   Not applicable.

[1] In January 2022, our Board of Directors authorized an expenditure of up to $3.0 billion for the repurchase of our common stock through March 31, 2024. The share repurchase program does not require the purchase of any minimum number of shares, and depending on market conditions and other factors, these purchases may be commenced or suspended at any time without prior notice. Acquisitions under the share repurchase program may be made in the open market, through privately negotiated transactions or block trades or other means.

[2] Includes restricted shares withheld pursuant to the terms of awards under the Company's share-based compensation plans to offset tax withholding obligations that occur upon vesting and release of restricted shares. The value of the restricted shares withheld is the closing price of common stock of Ameriprise Financial, Inc. on the date the relevant transaction occurs. Also includes shares withheld pursuant to the net settlement of Non-Qualified Stock Option ("NQSO") exercises to offset tax withholding obligations that occur upon exercise and to cover the strike price of the NQSO. The value of the shares withheld pursuant to the net settlement of NQSO exercises is the closing price of common stock of Ameriprise Financial, Inc. on the day prior to the date the relevant transaction occurs.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with the "Forward-Looking Statements," our Consolidated Financial Statements and Notes that follow and the "Risk Factors" included in our Annual Report on Form 10-K. References to "Ameriprise Financial," "Ameriprise," the "Company," "we," "us," and "our" refer to Ameriprise Financial, Inc. exclusively, to our entire family of companies, or to one or more of our subsidiaries.

Overview

Ameriprise is a diversified financial services company with a more than 125-year history of providing financial solutions. We are a long-standing leader in financial planning and advice with $1.2 trillion in assets under management and administration as of December 31, 2022. We offer a broad range of products and services designed to achieve individual and institutional clients' financial objectives. For additional discussion of our businesses, see Part I, Item 1 of this Annual Report on Form 10-K.

The products and services we provide retail clients and, to a lesser extent, institutional clients, are the primary source of our revenues and net income. Revenues and net income are significantly affected by investment performance and the total value and composition of assets we manage and administer for our retail and institutional clients as well as the distribution fees we receive from other companies. These factors, in turn, are largely determined by overall investment market performance and the depth and breadth of our individual client relationships.

We operate our business in the broader context of the macroeconomic forces around us, including the global and U.S. economies, the coronavirus disease 2019 ("COVID-19") pandemic, changes in interest and inflation rates, financial market volatility, fluctuations in foreign exchange rates, geopolitical strain, the competitive environment, client and customer activities and preferences, and the various regulatory and legislative developments. Financial markets and macroeconomic conditions have had and will continue to have a significant impact on our operating and performance results. In addition, the business, political and regulatory environments in which we operate are subject to elevated uncertainty and substantial, frequent change. Accordingly, we expect to continue focusing on our key strategic objectives and obtaining operational and strategic leverage from our core capabilities. The success of these and other strategies may be affected by the factors discussed in Item 1A of this Annual Report on Form 10-K — "Risk Factors" — and other factors as discussed herein.

Equity price, credit market and interest rate fluctuations can have a significant impact on our results of operations, primarily due to the effects they have on the asset management and other asset-based fees we earn, the value of deferred acquisition costs ("DAC") and deferred sales inducement costs ("DSIC") assets, the values of liabilities for guaranteed benefits associated with our variable annuities and the values of derivatives held to hedge these benefits and the "spread" income generated on our deposit products, fixed insurance, the fixed portion of variable annuities and variable insurance contracts and fixed deferred annuities. We have been operating in a historically low interest rate environment but have recently experienced a substantial increase in rates with uncertainty about where rates will go in the future. A higher (lower) interest rate environment may result in decreases (increases) to our reserves and changes in various rate assumptions we use to amortize DAC and DSIC, which may impact our adjusted operating earnings after tax. For additional discussion on our interest rate risk, see Item 7A. "Quantitative and Qualitative Disclosures About Market Risk."

In the third quarter, we updated our market-related assumptions and implemented model changes related to our living benefit valuation. In addition, we conducted our annual review of life insurance and annuity valuation assumptions relative to current experience and management expectations including modeling changes. These aforementioned changes are collectively referred to as unlocking. We also reviewed our future policy benefit reserve adequacy for our long term care ("LTC") business in the third quarter. See our Consolidated and Segment Results of Operations sections for the pretax impacts on our revenues and expenses attributable to unlocking and LTC loss recognition.

The following discussion includes a comparison of our 2022 and 2021 results. For a discussion of our 2020 results and for a comparison of results for 2021 and 2020, see Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, of our Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on February 25, 2022.

On June 2, 2021, we filed an application to convert Ameriprise Bank, FSB ("Ameriprise Bank") to a state-chartered industrial bank regulated by the Utah Department of Financial Institutions and the Federal Deposit Insurance Corporation.

We also filed an application to transition the Ameriprise Bank's personal trust services business to a new limited purpose national trust bank regulated by the Office of the Comptroller of the Currency. If the applications are approved, the proposed changes are not expected to impact our long-term strategy for the bank and should enable us to continue our strong lineup of banking solutions, including deposits, credit cards, mortgages and securities-based lending to our wealth management clients without interruption.

We consolidate certain variable interest entities for which we provide asset management services. These entities are defined as consolidated investment entities ("CIEs"). While the consolidation of the CIEs impacts our balance sheet and income statement, our exposure to these entities is unchanged and there is no impact to the underlying business results. For further information on CIEs, see Note 5 to our Consolidated Financial Statements. The results of operations of the CIEs are reflected in the Corporate & Other segment. On a consolidated basis, the management fees we earn for the services we provide to the CIEs and the related general and administrative expenses are eliminated and the changes in fair value of assets and liabilities related to the CIEs, primarily syndicated loans and debt, are reflected in Net investment income. We include the fees from these entities in the Management and financial advice fees line within our Asset Management segment.

While our Consolidated Financial Statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"), management believes that adjusted operating measures, which exclude net realized investment gains or losses, net of the related DSIC and DAC amortization, unearned revenue amortization and the reinsurance accrual; the market impact on non-traditional long-duration products (including variable and fixed deferred annuity contracts and universal life ("UL") insurance contracts), net of hedges and the related DSIC and DAC amortization, unearned revenue amortization and the reinsurance accrual; mean reversion related impacts (the impact on variable annuity and variable universal life ("VUL") products for the difference between assumed and updated separate account investment performance on DAC, DSIC, unearned revenue amortization, reinsurance accrual and additional insurance benefit reserves); the market impact of hedges to offset interest rate and currency changes on unrealized gains or losses for certain investments; block transfer reinsurance transaction impacts; gain or loss on disposal of a business that is not considered discontinued operations; integration and restructuring charges; income (loss) from discontinued operations; and the impact of consolidating CIEs, best reflect the underlying performance of our core operations and facilitate a more meaningful trend analysis. Management uses these non-GAAP measures to evaluate our financial performance on a basis comparable to that used by some securities analysts and investors. Also, certain of these non-GAAP measures are taken into consideration, to varying degrees, for purposes of business planning and analysis and for certain compensation-related matters. Throughout our Management's Discussion and Analysis, these non-GAAP measures are referred to as adjusted operating measures. These non-GAAP measures should not be viewed as a substitute for U.S. GAAP measures.

It is management's priority to increase shareholder value over a multi-year horizon by achieving our on-average, over-time financial targets.

Our financial targets are:

- Adjusted operating earnings per diluted share growth of 12% to 15%, and

- Adjusted operating return on equity excluding accumulated other comprehensive income ("AOCI") of over 30%.

The following tables reconcile our GAAP measures to adjusted operating measures:

	Years Ended December 31,		Per Diluted Share Years Ended December 31,	
	2022	2021	2022	2021
	(in millions, except per share amounts)			
Net income	$ 2,559	$ 2,760	$ 22.51	$ 23.00
Less: Net realized investment gains (losses)[1]	(97)	87	(0.85)	0.73
Add: Market impact on non-traditional long-duration products[1]	(211)	656	(1.86)	5.47
Add: Mean reversion related impacts[1]	268	(152)	2.36	(1.27)
Add: Market impact of hedges on investments[1]	—	22	—	0.18
Less: Block transfer reinsurance transaction impacts[1]	—	521	—	4.34
Add: Integration/restructuring charges[1]	50	32	0.44	0.27
Less: Net income (loss) attributable to CIEs	(4)	(3)	(0.04)	(0.03)
Add: Tax effect of adjustments[2]	(43)	11	(0.38)	0.09
Adjusted operating earnings	$ 2,724	$ 2,724	$ 23.96	$ 22.70
Weighted average common shares outstanding:				
Basic	111.3	117.3		
Diluted	113.7	120.0		

[1] Pretax adjusted operating adjustments.
[2] Calculated using the statutory tax rate of 21%.

The following table reconciles net income to adjusted operating earnings and the five-point average of quarter-end equity to adjusted operating equity:

	Years Ended December 31,	
	2022	**2021**
	(in millions)	
Net income	$ 2,559	$ 2,760
Less: Adjustments[1]	(165)	36
Adjusted operating earnings	$ 2,724	$ 2,724
Total Ameriprise Financial, Inc. shareholders' equity[2]	$ 4,453	$ 5,944
Less: AOCI, net of tax[2]	(1,487)	556
Total Ameriprise Financial, Inc. shareholders' equity, excluding AOCI	5,940	5,388
Less: Equity impacts attributable to CIEs	—	2
Adjusted operating equity	$ 5,940	$ 5,386
Return on equity, excluding AOCI	43.1%	51.2%
Adjusted operating return on equity, excluding AOCI[3]	45.9%	50.6%

[1] Adjustments reflect the sum of after-tax net realized investment gains/losses, net of DSIC and DAC amortization, unearned revenue amortization and the reinsurance accrual; the market impact on non-traditional long-duration products (including variable and fixed deferred annuity contracts and UL insurance contracts), net of hedges and related DSIC and DAC amortization, unearned revenue amortization and the reinsurance accrual; mean reversion related impacts; block transfer reinsurance transaction impacts; the market impact of hedges to offset interest rate and currency changes on unrealized gains or losses for certain investments; gain or loss on disposal of a business that is not considered discontinued operations; integration and restructuring charges; income (loss) from discontinued operations; and net income (loss) from consolidated investment entities. After-tax is calculated using the statutory tax rate of 21%.

[2] We revised prior period Consolidated Financial Statements to correct shadow unearned revenue liability balances associated with universal life insurance products. See Note 28 to our Consolidated Financial Statements for a summary of the revision.

[3] Adjusted operating return on equity, excluding AOCI is calculated using adjusted operating earnings in the numerator and Ameriprise Financial shareholders' equity, excluding AOCI and the impact of consolidating investment entities using a five-point average of quarter-end equity in the denominator. After-tax is calculated using the statutory rate of 21%.

Critical Accounting Estimates

The accounting and reporting policies that we use affect our Consolidated Financial Statements. Certain of our accounting and reporting policies are critical to an understanding of our consolidated results of operations and financial condition and, in some cases, the application of these policies can be significantly affected by the estimates, judgments and assumptions made by management during the preparation of our Consolidated Financial Statements. The accounting and reporting policies and estimates we have identified as fundamental to a full understanding of our consolidated results of operations and financial condition are described below. See Note 2 to our Consolidated Financial Statements for further information about our accounting policies.

Valuation of Investments

The most significant component of our investments is our Available-for-Sale securities, which we carry at fair value within our Consolidated Balance Sheets. See Note 15 to our Consolidated Financial Statements for discussion of the fair value of our Available-for-Sale securities. Financial markets are subject to significant movements in valuation and liquidity, which can impact our ability to liquidate and the selling price that can be realized for our securities and increases the use of judgment in determining the estimated fair value of certain investments. We are unable to predict impacts and determine sensitivities in reported amounts reflecting such market movements on our aggregate Available-for-Sale portfolio. Changes to these assumptions do not occur in isolation and it is impracticable to predict such impacts at the individual security unit of measure which are predominately Level 2 fair value and based on observable inputs.

Deferred Acquisition Costs

See Note 2 to our Consolidated Financial Statements for discussion of our DAC accounting policy.

Non-Traditional Long-Duration Products

For our non-traditional long-duration products (including variable, structured variable and fixed deferred annuity contracts, UL and VUL insurance products), our DAC balance at any reporting date is based on projections that show management expects there to be estimated gross profits ("EGPs") after that date to amortize the remaining balance. These projections are inherently uncertain because they require management to make assumptions about financial markets, mortality levels and contractholder and policyholder behavior over periods extending well into the future. Projection periods used for our annuity products are typically 30 to 50 years and for our UL insurance products 50 years or longer.

EGPs vary based on persistency rates (assumptions at which contractholders and policyholders are expected to surrender, make withdrawals from and make deposits to their contracts), mortality levels, client asset value growth rates (based on equity and bond market performance), variable annuity benefit utilization and interest margins (the spread between earned rates on invested assets and rates credited to contractholder and policyholder accounts). Changes in these assumptions can be offsetting and we are unable to predict their movement, sensitivities in reported amounts, offsetting impacts or future impacts to the Consolidated Financial Statements over time or in any given future period. When assumptions are changed, the percentage of EGPs used to amortize DAC might also change. A change in the required amortization percentage is applied retrospectively; an increase in amortization percentage will result in a decrease in the DAC balance and an increase in DAC amortization expense, while a decrease in amortization percentage will result in an increase in the DAC balance and a decrease in DAC amortization expense. The effect on the DAC balance that would result from the realization of unrealized gains (losses) on securities is recognized with an offset to AOCI on the Consolidated Balance Sheets.

The client asset value growth rates are the rates at which variable annuity and VUL insurance contract values invested in separate accounts are assumed to appreciate in the future. The rates used vary by equity and fixed income investments. The long-term client asset value growth rates are based on assumed gross annual returns of 9% for equity funds and 5.6% for fixed income funds. We typically use a five-year mean reversion process as a guideline in setting near-term equity fund growth rates based on a long-term view of financial market performance as well as recent actual performance. The suggested near-term equity fund growth rate is reviewed quarterly to ensure consistency with management's assessment of anticipated equity market performance.

A decrease of 100 basis points in separate account fund growth rate assumptions is likely to result in an increase in DAC amortization and an increase in benefits and claims expense for variable annuity and VUL insurance contracts. The following table presents the estimated impact to current period pretax income:

| | Estimated Impact to Pretax Income[1] | | |
| | DAC Amortization | Benefits and Claims Expense | Total |
		(in millions)	
Decrease in future near- and long-term fixed income fund growth returns by 100 basis points	$ (32)	$ (83)	$ (115)
Decrease in future near-term equity fund growth returns by 100 basis points	$ (31)	$ (61)	$ (92)
Decrease in future long-term equity fund growth returns by 100 basis points	(19)	(41)	(60)
Decrease in future near- and long-term equity fund growth returns by 100 basis points	$ (50)	$ (102)	$ (152)

[1] An increase in the above assumptions by 100 basis points would result in an increase to pretax income for approximately the same amount.

An assessment of sensitivity associated with isolated changes of any single assumption is not an indicator of future results.

Traditional Long-Duration Products

For our traditional long-duration products (including traditional life and disability income ("DI") insurance products), our DAC balance at any reporting date is based on projections that show management expects there to be adequate premiums after the reporting date to amortize the remaining balance. These projections are inherently uncertain because they require management to make assumptions over periods extending well into the future. These assumptions include interest rates, persistency rates and mortality and morbidity rates and are not modified (unlocked) unless recoverability testing determines that reserves are inadequate. Changes in these assumptions can be offsetting and we are unable to predict their movement, sensitivities in reported amounts, offsetting impacts, or future impacts to the Consolidated Financial Statements over time or in any given future period. Projection periods used for our traditional life insurance are up to 30 years. Projection periods for our DI products are up to 45 years. We may experience accelerated amortization of DAC if policies terminate earlier than projected or a slower rate of amortization of DAC if policies persist longer than projected.

For traditional life and DI insurance products, the assumptions provide for adverse deviations in experience and are revised only if management concludes experience will be so adverse that DAC are not recoverable. If management concludes that DAC are not recoverable, DAC are reduced to the amount that is recoverable based on best estimate assumptions.

Future Policy Benefits and Claims

We establish reserves to cover the benefits associated with non-traditional and traditional long-duration products. Non-traditional long-duration products include variable and structured variable annuity contracts, fixed annuity contracts and UL and VUL policies. Traditional long-duration products include term life, whole life, DI and LTC insurance products.

Guarantees accounted for as insurance liabilities include guaranteed minimum death benefits ("GMDB"), gain gross-up ("GGU"), guaranteed minimum income benefit ("GMIB") and the life contingent benefits associated with guaranteed minimum withdrawal benefit ("GMWB"). In addition, UL and VUL policies with product features that result in profits followed by losses are accounted for as insurance liabilities.

Guarantees accounted for as embedded derivatives include guaranteed minimum accumulation benefit ("GMAB") and the non-life contingent benefits associated with GMWB. In addition, the portion of structured variable annuities, indexed annuities and IUL policies allocated to the indexed account is accounted for as an embedded derivative.

The establishment of reserves is an estimation process using a variety of methods, assumptions and data elements. If actual experience is better than or equal to the results of the estimation process, then reserves should be adequate to provide for future benefits and expenses. If actual experience is worse than the results of the estimation process, additional reserves may be required.

Non-Traditional Long-Duration Products, including Embedded Derivatives

UL and VUL

A portion of our UL and VUL policies have product features that result in profits followed by losses from the insurance component of the contract. These profits followed by losses can be generated by the cost structure of the product or secondary guarantees in the contract. The secondary guarantee ensures that, subject to specified conditions, the policy will not terminate and will continue to provide a death benefit even if there is insufficient policy value to cover the monthly deductions and charges. The liability for these future losses is determined using actuarial models to estimate the death benefits in excess of account value and recognizing the excess over the estimated life based on expected assessments (e.g. cost of insurance charges, contractual administrative charges, similar fees and investment margin). Significant assumptions made in projecting future benefits and assessments relate to client asset value growth rates, mortality, persistency and investment margins and are consistent with those used for DAC valuation for the same contracts. Changes in these assumptions can be offsetting and we are unable to predict their movement, sensitivities in reported amounts, offsetting impacts, or future impacts to the Consolidated Financial Statements over time or in any given future period. See Note 12 to our Consolidated Financial Statements for information regarding the liability for contracts with secondary guarantees.

Variable Annuities

We have approximately $74 billion of variable annuity account value that has been issued over a period of more than 50 years. The diversified variable annuity block consists of $32 billion of account value with no living benefit guarantees and $42 billion of account value with living benefit guarantees, primarily GMWB provisions. The business is predominately issued through the *Ameriprise Financial®* advisor network. The majority of the variable annuity contracts offered by us contain GMDB provisions. We also offer variable annuities with death benefit provisions that gross up the amount payable by a certain percentage of contract earnings which are referred to as GGU benefits. We discontinued most new sales of GMWB and GMAB by the end of 2021 and new sales were completely discontinued as of mid-2022. We also previously offered contracts containing GMIB provisions. See Note 12 to our Consolidated Financial Statements for further discussion of our variable annuity contracts.

In determining the liabilities for GMDB, GGU, GMIB and the life contingent benefits associated with GMWB, we project these benefits and contract assessments using actuarial models to simulate various equity market scenarios. Significant assumptions made in projecting future benefits and assessments relate to customer asset value growth rates, mortality, persistency, benefit utilization and investment margins and are consistent with those used for DAC valuation for the same contracts. As with DAC, management reviews, and where appropriate, adjusts its assumptions each quarter. Unless management identifies a material deviation over the course of quarterly monitoring, management reviews and updates these assumptions annually in the third quarter of each year.

Regarding the exposure to variable annuity living benefit guarantees, the source of behavioral risk is driven by changes in policyholder surrenders and utilization of guaranteed withdrawal benefits. We have extensive experience studies and analysis to monitor changes and trends in policyholder behavior. A significant volume of company-specific policyholder experience data is available and provides management with the ability to regularly analyze policyholder behavior. On a monthly basis, actual surrender and benefit utilization experience is compared to expectations. Experience data includes detailed policy information providing the opportunity to review impacts of multiple variables. The ability to analyze differences in experience, such as presence of a living benefit rider, existence of surrender charges, and tax qualifications provide us an effective approach in quickly detecting changes in policyholder behavior.

At least annually, we perform a thorough policyholder behavior analysis to validate the assumptions included in our benefit reserve, embedded derivative and DAC balances. The variable annuity assumptions and resulting reserve

computations reflect multiple policyholder variables. Differentiation in assumptions by policyholder age, existence of surrender charges, guaranteed withdrawal utilization, and tax qualification are examples of factors recognized in establishing management's assumptions used in reserve calculations. The extensive data derived from our variable annuity block informs management in confirming previous assumptions and revising the variable annuity behavior assumptions. Changes in assumptions are governed by a review and approval process to ensure an appropriate measurement of all impacted financial statement balances. Changes in these assumptions can be offsetting and we are unable to predict their movement, sensitivities in reported amounts, offsetting impacts, or future impacts to the Consolidated Financial Statements over time or in any given future period.

See the table in the previous discussion of "Deferred Acquisition Costs" for the estimated impact to benefits and claims expense related to variable annuity and VUL insurance contracts resulting from a decrease of 100 basis points in separate account fund growth rate assumptions.

Embedded Derivatives

The fair value of embedded derivatives related to GMAB and the non-life contingent benefits associated with GMWB provisions fluctuates based on equity, interest rate and credit markets which can cause these embedded derivatives to be either an asset or a liability. The fair value of embedded derivatives related to structured variable annuities, indexed annuities and IUL fluctuates based on equity markets and interest rates and is a liability. In addition, the valuation of embedded derivatives is impacted by an estimate of our nonperformance risk adjustment. This estimate includes a spread over the U.S. Treasury curve as of the balance sheet date. As our estimate of this spread over the U.S. Treasury curve widens or tightens, the liability will decrease or increase.

Additionally, our Corporate Actuarial Department calculates the fair value of the embedded derivatives on a monthly basis. During this process, control checks are performed to validate the completeness of the data. Actuarial management approves various components of the valuation along with the final results. The change in the fair value of the embedded derivatives is reviewed monthly with senior management.

See Note 15 to our Consolidated Financial Statements for information regarding the fair value measurement of embedded derivatives.

Traditional Long-Duration Products

Liabilities for unpaid amounts on reported DI and LTC claims include any periodic or other benefit amounts due and accrued, along with estimates of the present value of obligations for continuing benefit payments. These unpaid amounts are calculated using anticipated claim continuance rates based on established industry tables, adjusted as appropriate for our experience. The discount rates used to calculate present values are based on average interest rates earned on assets supporting the liability for unpaid amounts.

Liabilities for estimates of benefits that will become payable on future claims on term life, whole life and DI policies are based on the net level premium and LTC policies are based on a gross premium valuation reflecting management's current best estimate assumptions. Net level premium includes anticipated premium payments, mortality and morbidity rates, policy persistency and interest rates earned on assets supporting the liability. Gross premium valuation includes expected premium rate increases, benefit reductions, morbidity rates, policy persistency and interest rates earned on assets supporting the liability. Anticipated mortality and morbidity rates are based on established industry mortality and morbidity tables, with modifications based on our experience. Anticipated premium payments and persistency rates vary by policy form, issue age, policy duration and certain other pricing factors.

Derivative Instruments and Hedging Activities

We use derivative instruments to manage our exposure to various market risks. All derivatives are recorded at fair value. The fair value of our derivative instruments is determined using either market quotes or valuation models that are based upon the net present value of estimated future cash flows and incorporate current market observable inputs to the extent available. We are unable to predict impacts and determine sensitivities in reported amounts reflecting such market movements on our aggregate derivative portfolio. Changes to assumptions do not occur in isolation and it is impracticable to predict such impacts at the individual security unit of measure which are predominately Level 2 fair value and based on observable inputs.

For further details on the types of derivatives we use and how we account for them, see Note 2, Note 15 and Note 17 to our Consolidated Financial Statements. For discussion of our market risk exposures and hedging program and related sensitivity testing, see Item 7A. "Quantitative and Qualitative Disclosures About Market Risk."

Recent Accounting Pronouncements

For information regarding recent accounting pronouncements and their expected impact on our future consolidated results of operations and financial condition, see Note 3 to our Consolidated Financial Statements.

Sources of Revenues and Expenses

Management and Financial Advice Fees

Management and financial advice fees relate primarily to fees earned from managing mutual funds, private funds, separate account and wrap account assets and institutional investments, as well as fees earned from providing financial advice, administrative services (including transfer agent and administration fees earned from providing services to retail mutual funds) and other custodial services. Management and financial advice fees include performance-based incentive management fees, which we may receive on certain management contracts. Management and financial advice fees also include mortality and expense risk fees.

Distribution Fees

Distribution fees primarily include point-of-sale fees (such as mutual fund front-end sales loads) and asset-based fees (such as 12b-1 distribution and shareholder service fees). Distribution fees also include amounts received under marketing support arrangements for sales of mutual funds and other companies' products, such as through our wrap accounts, as well as surrender charges on annuities and UL and VUL insurance. Distribution fees also include revenue for placing clients' deposits in its brokerage sweep program with third-party banks as well as revenue from brokerage clients for the execution of requested trades.

Net Investment Income

Net investment income primarily includes interest income on fixed maturity securities classified as Available-for-Sale, mortgage loans, policy loans, margin loans, pledged asset lines of credit, other investments, cash and cash equivalents and investments of CIEs; the changes in fair value of trading securities, certain derivatives and certain assets and liabilities of CIEs; the pro rata share of net income or loss on equity method investments; and realized gains and losses on the sale of investments and changes for the allowance for credit losses.

Premiums, Policy and Contract Charges

Premiums include premiums on traditional life, DI and LTC insurance and life contingent immediate annuities and are net of reinsurance premiums. Policy and contract charges include variable annuity rider charges and UL and VUL insurance charges, which consist of cost of insurance charges (net of reinsurance premiums and cost of reinsurance for UL and VUL insurance products) and administrative charges.

Other Revenues

Other revenues primarily include the accretion on the fixed annuities reinsurance deposit receivables and other miscellaneous revenues.

For discussion of our accounting policies on revenue recognition, see Note 2 to our Consolidated Financial Statements.

Banking and Deposit Interest Expense

Banking and deposit interest expense primarily includes interest expense related to investment certificates and banking deposits. The changes in fair value of stock market certificate embedded derivatives and the derivatives hedging stock market certificates are included within Banking and deposit interest expense.

Distribution Expenses

Distribution expenses primarily include compensation paid to our financial advisors, registered representatives, third-party distributors and wholesalers. The portion of these costs which are incremental and direct to the acquisition of a new or renewal insurance policy or annuity contract issued by the RiverSource Life companies are deferred. The amounts capitalized and amortized are based on actual distribution costs. The majority of these costs, such as advisor and wholesaler compensation, vary directly with the level of sales. Distribution expenses also include marketing support and other distribution and administration related payments made to affiliated and unaffiliated distributors of products provided by our affiliates. The majority of these expenses vary with the level of sales, or assets held, by these distributors, and the remainder is fixed. Distribution expenses also include wholesaling costs.

Interest Credited to Fixed Accounts

Interest credited to fixed accounts represents amounts earned by contractholders and policyholders on fixed account values associated with UL and VUL insurance and annuity contracts. The changes in fair value of fixed deferred indexed annuity and IUL embedded derivatives and the derivatives hedging these products are also included within Interest credited to fixed accounts.

Benefits, Claims, Losses and Settlement Expenses

Benefits, claims, losses and settlement expenses consist of amounts paid and changes in liabilities held for anticipated future benefit payments under insurance policies and annuity contracts, along with costs to process and pay such amounts. Amounts are net of benefit payments recovered or expected to be recovered under reinsurance contracts. Benefits under variable annuity guarantees include the changes in fair value of GMWB and GMAB embedded derivatives and the derivatives hedging these benefits, as well as the changes in fair value of derivatives hedging GMDB provisions. The changes in fair value of structured variable annuity embedded derivatives and the derivatives hedging this product, as well as the amortization of DSIC are also included in Benefits, claims, losses and settlement expenses.

Amortization of DAC

Direct sales commissions and other costs capitalized as DAC are amortized over time. For annuity and UL/VUL contracts, DAC are amortized based on projections of EGPs over amortization periods equal to the approximate life of the business. For other insurance products, DAC are generally amortized as a percentage of premiums over amortization periods equal to the premium-paying period.

Interest and Debt Expense

Interest and debt expense primarily includes interest on corporate debt and CIE debt, the impact of interest rate hedging activities and amortization of debt issuance costs.

General and Administrative Expense

General and administrative expense includes compensation, share-based awards and other benefits for employees (other than employees directly related to distribution, such as financial advisors), professional and consultant fees, information technology, facilities and equipment, advertising and promotion, legal and regulatory and corporate related expenses.

Economic Environment

Global equity market conditions and fluctuations affect our results of operations and financial condition. The following table presents relevant market indices:

	Years Ended December 31,		
	2022	2021	Change
S&P 500			
Daily average	4,100	4,270	(4)%
Period end	3,840	4,766	(19)%
Weighted Equity Index ("WEI")[1]			
Daily average	2,699	2,894	(7)%
Period end	2,549	3,152	(19)%

[1] Weighted Equity Index is an Ameriprise calculated proxy for equity market movements calculated using a weighted average of the S&P 500, Russell 2000, Russell Midcap and MSCI EAFE indices based on North America distributed equity assets.

See our segment results of operations discussion below for additional information on how changes in the economic environment have and may continue to impact our results. For further information regarding the impact of the economic environment on our results of operations and financial condition, and potentially material effects, see Part 1 — Item 1A "Risk Factors" of this Annual Report on Form 10-K.

Assets Under Management and Administration

Assets under management ("AUM") include external client assets for which we provide investment management services, such as the assets of the Columbia Threadneedle Investments funds, institutional clients and clients in our advisor platform held in wrap accounts as well as assets managed by sub-advisors selected by us. AUM also include certain assets on our Consolidated Balance Sheets for which we provide investment management services and recognize management fees in our Asset Management segment, such as the assets of the general account and the variable product funds held in the separate accounts of our life insurance subsidiaries and CIEs.

Assets under administration ("AUA") include assets for which we provide administrative services such as client assets invested in other companies' products that we offer outside of our wrap accounts. These assets include those held in clients' brokerage accounts. We generally record revenues received from administered assets as distribution fees. We do not exercise management discretion over these assets and do not earn a management fee. These assets are not reported on our Consolidated Balance Sheets. AUA also include certain assets on our Consolidated Balance Sheets for

which we do not provide investment management services and do not recognize management fees, such as investments in non-affiliated funds held in the separate accounts of our life insurance subsidiaries.

AUM and AUA do not include assets under advisement, for which we provide advisory services such as model portfolios but do not have full discretionary investment authority.

The following table presents detail regarding our AUM and AUA:

	December 31,				
	2022		2021	Change	
	(in billions)				
Assets Under Management and Administration					
Advice & Wealth Management AUM	$ 409.0	$	460.9	$ (51.9)	(11)%
Asset Management AUM	584.0		754.1	(170.1)	(23)
Corporate AUM	0.2		0.1	0.1	NM
Eliminations	(36.9)		(44.1)	7.2	16
Total Assets Under Management	956.3		1,171.0	(214.7)	(18)
Total Assets Under Administration	222.0		246.9	(24.9)	(10)
Total AUM and AUA	$ 1,178.3	$	1,417.9	$ (239.6)	(17)%

NM   Not Meaningful.

Total AUM decreased $214.7 billion, or 18%, to $956.3 billion as of December 31, 2022 compared to $1.2 trillion as of December 31, 2021 due to a $51.9 billion decrease in Advice & Wealth Management AUM driven by market depreciation, partially offset by wrap account net inflows, and a $170.1 billion decrease in Asset Management AUM primarily driven by equity and bond market depreciation and an unfavorable foreign currency translation impact. See our segment results of operations discussion for additional information on changes in our AUM.

Consolidated Results of Operations
Year Ended December 31, 2022 Compared to Year Ended December 31, 2021
The following table presents our consolidated results of operations:

	Years Ended December 31,				
	2022		2021	Change	
	(in millions)				
Revenues					
Management and financial advice fees	$ 9,033	$	9,275	$ (242)	(3)%
Distribution fees	1,938		1,830	108	6
Net investment income	1,474		1,683	(209)	(12)
Premiums, policy and contract charges	1,411		273	1,138	NM
Other revenues	491		382	109	29
Total revenues	14,347		13,443	904	7
Banking and deposit interest expense	76		12	64	NM
Total net revenues	14,271		13,431	840	6
Expenses					
Distribution expenses	4,923		5,015	(92)	(2)
Interest credited to fixed accounts	665		600	65	11
Benefits, claims, losses and settlement expenses	1,372		716	656	92
Amortization of deferred acquisition costs	208		124	84	68
Interest and debt expense	198		191	7	4
General and administrative expense	3,723		3,435	288	8
Total expenses	11,089		10,081	1,008	10
Pretax income	3,182		3,350	(168)	(5)
Income tax provision	623		590	33	6
Net income	$ 2,559	$	2,760	$ (201)	(7)%

NM   Not Meaningful.

Overall
Pretax income decreased $168 million, or 5%, for 2022 compared to the prior year. The following impacts were significant drivers of the year-over-year change in pretax income:

- The prior year impact of the block transfer reinsurance transaction resulted in $521 million of pretax income for 2021 primarily reflecting the net realized gains on investments sold to the reinsurer.

- The mean reversion related impact was an expense of $268 million for 2022 compared to a benefit of $152 million for the prior year.

- A negative impact from lower average equity markets compared to the prior year. Our average WEI, which is a proxy for equity movements on AUM, decreased 7% in 2022 compared to the prior year. The average S&P 500 index was 4% lower for 2022 compared to the prior year.

- The unfavorable impact of unlocking was $161 million for 2022 compared to a favorable impact of unlocking of $17 million for the prior year.

- A favorable impact from the continued increase in short-term interest rates compared to the prior year.

- The market impact on non-traditional long-duration products (including variable and fixed deferred annuity contracts and UL insurance contracts), net of hedges and the related DSIC and DAC amortization, unearned revenue amortization and the reinsurance accrual was a benefit of $211 million for 2022 compared to an expense of $656 million for the prior year.

The following table presents the total pretax impacts on our revenues and expenses attributable to unlocking for the years ended December 31:

Pretax Increase (Decrease)	2022	2021
	(in millions)	
Distribution fees	$ —	$ 2
Premiums, policy and contract charges	1	17
Total revenues	1	19
Benefits, claims, losses and settlement expenses:		
LTC unlocking	—	3
Unlocking impact, excluding LTC	170	59
Total benefits, claims, losses and settlement expenses	170	62
Amortization of DAC	(8)	(60)
Total expenses	162	2
Pretax income[1]	$ (161)	$ 17

[1] Includes an $8 million net benefit and a $25 million net benefit related to the market impact on non-traditional long-duration products for 2022 and 2021, respectively, which is excluded from adjusted operating earnings. Refer to Results of Operations by Segment for the impact to pretax adjusted operating earnings attributable to unlocking and LTC loss recognition.

The primary drivers of the year-over-year unlocking impact include the following items:

- Mortality assumption on variable annuities with living benefit guarantees resulted in a higher expense in the 2022 compared to the prior year.

- Equity market volatility and correlation assumptions on variable annuities resulted in an unfavorable impact in 2022 compared to a favorable impact in the prior year.

Net Revenues

Management and financial advice fees decreased $242 million, or 3%, for 2022 compared to the prior year primarily reflecting market depreciation, an unfavorable foreign exchange impact, and a decrease in performance fees of $39 million, partially offset by revenue associated with the acquisition of the BMO Global Asset Management (EMEA) business and continued wrap account net inflows.

Distribution fees increased $108 million, or 6%, for 2022 compared to the prior year due to $264 million of higher fees on off-balance sheet brokerage cash primarily due to an increase in short-term interest rates, partially offset by lower average equity markets and decreased transactional activity.

Net investment income decreased $209 million, or 12%, for 2022 compared to the prior year primarily due to the following impacts:

- Net realized investment losses of $87 million for 2022 compared to net realized investment gains of $636 million for the prior year period. Net realized losses for 2022 were primarily driven by the fixed maturity investment portfolio repositioning in the fourth quarter of 2022. Net realized gains for 2021 included net realized gains of $561 million on Available-for-Sale securities and a $58 million net gain related to commercial mortgage loans primarily due to the sale of securities and loans to the reinsurer as a result of the fixed deferred and immediate annuity reinsurance transaction that closed in the third quarter 2021, as well as a $15 million gain on a strategic investment.

- The favorable impact of the recent trend in rising interest rates on the investment portfolio yield, including the fourth quarter of 2022 impact of portfolio repositioning.

- The favorable impact of growth in Ameriprise Bank and certificate businesses as a result of the market environment and our strategic decision to invest in these businesses.

- The unfavorable impact of lower average invested assets due to the sale of investments as a result of the fixed deferred and immediate annuity reinsurance transaction in the prior year.

- The $22 million unfavorable market impact of hedges to offset interest rate and currency changes on certain investments in the prior year.

Premiums, policy and contract charges increased $1.1 billion for 2022 compared to the prior year primarily reflecting ceded premiums of $1.2 billion associated with the reinsurance transaction for life contingent immediate annuity policies in the prior year.

Other revenues increased $109 million, or 29%, for 2022 compared to the prior year primarily reflecting the yield on deposit receivables arising from reinsurance transactions.

Banking and deposit interest expense increased $64 million for 2022 compared to the prior year primarily due to higher average crediting rates on certificates and bank cash deposits and increased cash deposits at the bank.

Expenses

Distribution expenses decreased $92 million, or 2%, for 2022 compared to the prior year primarily reflecting lower average equity markets and decreased transactional activity.

Interest credited to fixed accounts increased $65 million, or 11%, for 2022 compared to the prior year primarily reflecting the following items:

- An $23 million decrease in expense from the unhedged nonperformance credit spread risk adjustment on IUL benefits. The favorable impact of the nonperformance credit spread was $13 million for 2022 compared to an unfavorable impact of $10 million for the prior year.

- A $105 million increase in expense from other market impacts on IUL benefits, net of hedges, which was an expense of $51 million for 2022 compared to a benefit of $54 million for the prior year. The increase in expense was primarily due to an increase in the IUL embedded derivative in the current year period, which reflected higher option costs due to a higher new money rate, compared to a decrease in the IUL embedded derivative in the prior year period, which reflected lower option costs due to higher discount rates.

Benefits, claims, losses and settlement expenses increased $656 million, or 92%, for 2022 compared to the prior year primarily reflecting the following items:

- A $1.2 billion decrease in expense associated with the reinsurance transaction for life contingent immediate annuity policies in the prior year.

- A $145 million increase in expense primarily reflecting the impact of year-over-year changes in the unhedged nonperformance credit spread risk adjustment on variable annuity guaranteed benefits.

- A $1.0 billion decrease in expense from other market impacts on variable annuity guaranteed benefits, net of hedges in place to offset those risks and the related DSIC amortization. This decrease was the result of a favorable $1.2 billion change in the market impact on variable annuity guaranteed living benefits reserves, partially offset by an unfavorable $127 million change in the market impact on derivatives hedging the variable annuity guaranteed benefits. The main market drivers contributing to these changes are summarized below:

  - Equity market impact on the variable annuity guaranteed living benefits liability net of the impact on the corresponding hedge assets resulted in a benefit for 2022 compared to an expense in the prior year.

  - Interest rate impact on the variable annuity guaranteed living benefits liability net of the impact on the corresponding hedge assets resulted in a higher expense for 2022 compared to the prior year.

  - Volatility impact on the variable annuity guaranteed living benefits liability net of the impact on the corresponding hedge assets resulted in a lower expense for 2022 compared to the prior year.

  - Other unhedged items, including the difference between the assumed and actual underlying separate account investment performance, fixed income credit exposures, transaction costs and various contractholder behavioral items, were a lower net benefit for 2022 compared to the prior year.

- The impact of unlocking was an expense of $170 million for 2022 compared to an expense of $59 million for the prior year.

- The mean reversion related impact was an expense of $159 million for 2022 compared to a benefit of $91 million for the prior year.

Amortization of DAC increased $84 million, or 68%, for 2022 compared to the prior year primarily reflecting the following items:

- The mean reversion related impact was an expense of $108 million for 2022 compared to a benefit of $60 million for the prior year.

- The impact of unlocking in 2022 was a benefit of $8 million compared to a benefit of $60 million in the prior year period.

- The DAC offset to the market impact on non-traditional long-duration products was a benefit of $106 million for 2022 compared to a benefit of $51 million for the prior year.

- A decrease in amortization reflecting lower than expected client exit rates.

General and administrative expense increased $288 million, or 8%, for 2022 compared to the prior year primarily reflecting the operating expenses of the acquired BMO Global Asset Management (EMEA) business and higher integration related expenses, partially offset by disciplined expense management and reengineering, lower performance fee related compensation and a favorable foreign exchange impact.

Income Taxes
Our effective tax rate was 19.6% for 2022 compared to 17.6% for the prior year. See Note 23 to our Consolidated Financial Statements for additional discussion on income taxes.

Results of Operations by Segment
Year Ended December 31, 2022 Compared to Year Ended December 31, 2021
Adjusted operating earnings is the measure of segment profit or loss management uses to evaluate segment performance. Adjusted operating earnings should not be viewed as a substitute for GAAP pretax income. We believe the presentation of segment adjusted operating earnings as we measure it for management purposes enhances the understanding of our business by reflecting the underlying performance of our core operations and facilitating a more meaningful trend analysis. See Note 27 to the Consolidated Financial Statements for further information on the presentation of segment results and our definition of adjusted operating earnings.

The following table presents summary financial information by segment:

	Years Ended December 31,	
	2022	2021
	(in millions)	
Advice & Wealth Management		
Net revenues	$ 8,461	$ 8,021
Expenses	6,269	6,278
Adjusted operating earnings	$ 2,192	$ 1,743
Asset Management		
Net revenues	$ 3,506	$ 3,682
Expenses	2,662	2,586
Adjusted operating earnings	$ 844	$ 1,096
Retirement & Protection Solutions		
Net revenues	$ 3,134	$ 3,244
Expenses	2,504	2,509
Adjusted operating earnings	$ 630	$ 735
Corporate & Other		
Net revenues	$ 479	$ 487
Expenses	754	757
Adjusted operating loss	$ (275)	$ (270)

The following table presents the segment pretax adjusted operating impacts on our revenues and expenses attributable to unlocking for the years ended December 31:

Segment Pretax Adjusted Operating Increase (Decrease)	2022 Retirement & Protection Solutions	2022 Corporate	2021 Retirement & Protection Solutions	2021 Corporate
	(in millions)			
Distribution fees	$ —	$ —	$ 2	$ —
Premiums, policy and contract charges	3	(2)	17	—
Total revenues	3	(2)	19	—
Benefits, claims, losses and settlement expenses:				
LTC unlocking	—	—	—	3
Unlocking, excluding LTC	180	(1)	89	—
Total benefits, claims, losses and settlement expenses	180	(1)	89	3
Amortization of DAC	(5)	(4)	(65)	—
Total expenses	175	(5)	24	3
Pretax income (loss)	$ (172)	$ 3	$ (5)	$ (3)

Advice & Wealth Management

The following table presents the changes in wrap account assets and average balances for the years ended December 31:

	2022	2021
	(in billions)	
Beginning balance	$ 464.7	$ 380.0
Net flows	27.5	40.4
Market appreciation (depreciation) and other	(80.1)	44.3
Ending balance	$ 412.1	$ 464.7
Advisory wrap account assets ending balance[1]	$ 407.8	$ 459.5
Average advisory wrap account assets[2]	$ 419.9	$ 415.3

[1] Advisory wrap account assets represent those assets for which clients receive advisory services and are the primary driver of revenue earned on wrap accounts. Clients may hold non-advisory investments in their wrap accounts that do not incur an advisory fee.

[2] Average ending balances are calculated using an average of the prior period's ending balance and all months in the current period excluding the most recent month for the twelve months ended December 31, 2022 and 2021.

Wrap account assets decreased $52.6 billion, or 11%, during 2022 primarily due to market depreciation of $80.1 billion, partially offset by net inflows of $27.5 billion. Average advisory wrap account assets increased $4.6 billion, or 1%, compared to the prior year primarily reflecting continued net inflows, partially offset by market depreciation.

The following table presents the results of operations of our Advice & Wealth Management segment on an adjusted operating basis:

	Years Ended December 31, 2022	Years Ended December 31, 2021	Change	
	(in millions)			
Revenues				
Management and financial advice fees	$ 5,308	$ 5,297	$ 11	—%
Distribution fees	2,249	2,253	(4)	—
Net investment income	748	257	491	NM
Other revenues	232	226	6	3
Total revenues	8,537	8,033	504	6
Banking and deposit interest expense	76	12	64	NM
Total net revenues	8,461	8,021	440	5
Expenses				
Distribution expenses	4,719	4,842	(123)	(3)
Interest and debt expense	10	10	—	—
General and administrative expense	1,540	1,426	114	8
Total expenses	6,269	6,278	(9)	—
Adjusted operating earnings	$ 2,192	$ 1,743	$ 449	26%

NM   Not Meaningful.

Our Advice & Wealth Management segment pretax adjusted operating earnings, which exclude net realized investment gains or losses, increased $449 million, or 26%, for 2022 compared to the prior year primarily reflecting the benefit from

higher interest rates and client net inflows, partially offset by market depreciation and decreased transactional activity. Pretax adjusted operating margin was 25.9% for 2022 compared to 21.7% for the prior year. Adjusted operating net revenue per advisor increased to $827,000 for 2022, up 4%, from $796,000 for the prior year.

Ameriprise Bank is continuing its deposit growth trend, with cash sweep balances increasing $6.9 billion from the prior year period to $18.3 billion and brokerage client pledged asset lines of credit increasing $122 million from the prior year to $589 million as of December 31, 2022.

Net Revenues

Management and financial advice fees increased $11 million for 2022 compared to the prior year primarily due to an increase in financial planning fees, partially offset by lower advisory fees. Average advisory wrap account assets increased $4.6 billion, or 1%, compared to the prior year reflecting net inflows, partially offset by market depreciation.

Distribution fees decreased $4 million for 2022 compared to the prior year primarily reflecting lower average equity markets and decreased transactional activity mostly offset by $264 million of higher fees on off-balance sheet brokerage cash due to an increase in short-term interest rates.

Net investment income increased $491 million for 2022 compared to the prior year primarily due to higher average invested assets due to increased bank deposits and higher investment yields on the investment portfolio supporting the bank and certificate products.

Banking and deposit interest expense increased $64 million for 2022 compared to the prior year primarily due to higher average crediting rates on certificates and bank cash deposits and increased cash deposits at the bank.

Expenses

Distribution expenses decreased $123 million, or 3%, for 2022 compared to the prior year reflecting market depreciation and decreased transactional activity.

General and administrative expense increased $114 million, or 8%, for 2022 compared to the prior year primarily due to higher volume related expenses and investments for business growth as well as lower staffing levels and limited travel and entertainment expenses in the prior year.

Asset Management

The following tables present the mutual fund performance of our retail Columbia Threadneedle Investments funds as of December 31, 2022:

Retail Fund Rankings in Top 2 Quartiles or Above Index Benchmark — Asset Weighted[1]	1 year	3 year	5 year	10 year
Equity	56%	75%	75%	90%
Fixed Income	39%	52%	56%	86%
Asset Allocation	22%	61%	70%	90%
4- or 5-star Morningstar Rated Funds[2]	Overall	3 year	5 year	10 year
Number of rated funds	131	91	86	99
Percent of rated assets	55%	43%	45%	57%

[1] Retail Fund performance rankings for each fund are measured on a consistent basis against the most appropriate peer group or index. Peer groupings of Columbia funds are defined by Lipper category and are based on the Primary Share Class (i.e., Institutional if available, otherwise Advisor or Instl3 share class) net of fees. Peer groupings of Threadneedle funds are defined by either IA or Morningstar index and based on the Primary Share Class. Comparisons to Index are measured gross of fees.

To calculate asset weighted performance, the sum of the total assets of the funds with above median ranking are divided by total assets of all funds. Funds with more assets will receive a greater share of the total percentage above or below median.

Aggregated Asset Allocation Funds may include funds that invest in other Columbia or Threadneedle branded mutual funds included in both equity and fixed income.

[2] Columbia funds are available for purchase by U.S. customers. Out of 104 Columbia funds rated (based on primary share class), 15 received a 5-star Overall Rating and 35 received a 4-star Overall Rating. Out of 157 Threadneedle funds rated (based on highest-rated share class), 27 received a 5-star Overall Rating and 54 received a 4-star Overall Rating. The Overall Morningstar Rating is derived from a weighted average of the performance figures associated with its 3-, 5- and 10-year (if applicable) Morningstar Rating metrics.

The following table presents managed assets by type:

	December 31,		Change		Average[1] December 31,		Change	
	2022	2021			2022	2021		
	(in billions)				(in billions)			
Equity	$ 301.2	$ 402.9	$ (101.7)	(25)%	$ 333.1	$ 338.3	$ (5.2)	(2)%
Fixed income	210.0	277.0	(67.0)	(24)	232.0	211.8	20.2	10
Money market	21.9	10.1	11.8	NM	17.1	6.5	10.6	NM
Alternative	33.7	39.9	(6.2)	(16)	37.3	25.8	11.5	45
Hybrid and other	17.2	24.2	(7.0)	(29)	19.8	22.6	(2.8)	(12)
Total managed assets[2]	$ 584.0	$ 754.1	$ (170.1)	(23)%	$ 639.3	$ 605.0	$ 34.3	6%

NM   Not Meaningful

[1] Average ending balances are calculated using an average of the prior period's ending balance and all months in the current period.

[2] In the fourth quarter of 2021, the definition of Alternative AUM was changed to now include real estate, CLOs, private equity, hedge funds (direct and fund of funds), infrastructure and commodities to better demonstrate our underlying business and the additional assets from the acquisition of the BMO Global Asset Management (EMEA) business.

The following table presents the changes in global managed assets:

	Years Ended December 31,	
	2022	2021
	(in billions)	
Global Retail Funds[1]		
Beginning assets	$ 409.4	$ 323.5
Inflows	60.9	78.5
Outflows	(84.7)	(68.8)
Net VP/VIT fund flows	(4.3)	(4.2)
Net new flows[2]	(28.1)	5.5
Reinvested dividends	11.4	19.0
Net flows	(16.7)	24.5
Distributions	(12.9)	(21.5)
Acquired assets[3]	—	37.0
Market appreciation (depreciation) and other	(65.6)	47.5
Foreign currency translation[4]	(4.9)	(1.6)
Total ending assets	309.3	409.4
Global Institutional[1]		
Beginning assets	344.7	223.1
Inflows[5]	59.1	50.9
Outflows[5]	(49.0)	(32.5)
Net flows[2]	10.1	18.4
Acquired assets[3]	—	99.2
Market appreciation (depreciation) and other[6]	(65.0)	6.7
Foreign currency translation[4]	(15.1)	(2.7)
Total ending assets	274.7	344.7
Total managed assets	$ 584.0	$ 754.1
Total net flows	$ (6.6)	$ 42.9
Legacy insurance partners net flows[7]	$ (4.6)	$ (4.9)

[1] The 2021 rollforwards for Global Retail Funds and Global Institutional were restated for a reclass between retail and institutional. Total AUM as of December 31, 2021 remained unchanged.

[2] Included in net flows are the amounts from the U.S. asset transfer from the BMO acquisition of $2.6 billion ($2.5 billion retail and $0.1 billion institutional) in 2022 and $16.9 billion ($2.9 billion retail and $14.0 billion institutional) in 2021.

[3] Reflects the acquisition of the BMO Global Asset Management (EMEA) business that closed on November 8, 2021.

[4] Amounts represent local currency to U.S. dollar translation for reporting purposes.

[5] Global Institutional inflows and outflows include net flows from our structured variable annuity product and Ameriprise Bank.

[6] Included in Market appreciation (depreciation) and other for Global Institutional is the change in affiliated general account balance, excluding net flows related to our structured variable annuity product and Ameriprise Bank.

[7] Legacy insurance partners assets and net flows are included in the rollforwards above.

Total segment AUM decreased $170.1 billion, or 23%, during 2022 primarily driven by equity and bond market depreciation and an unfavorable foreign exchange impact. Net outflows were $6.6 billion for 2022, compared to net inflows of $42.9

billion in the prior year which included the transfer of $16.9 billion of retail and institutional assets from U.S. BMO asset management clients that elected to move their assets to us during the fourth quarter of 2021, resulting from the transition of investment advisory services as part of an arrangement with BMO Financial Group for their U.S. business.

The following table presents the results of operations of our Asset Management segment on an adjusted operating basis:

	Years Ended December 31,			
	2022	2021	Change	
	(in millions)			
Revenues				
Management and financial advice fees	$ 3,086	$ 3,202	$ (116)	(4)%
Distribution fees	397	471	(74)	(16)
Net investment income	9	6	3	50
Other revenues	14	3	11	NM
Total revenues	3,506	3,682	(176)	(5)
Banking and deposit interest expense	—	—	—	—
Total net revenues	3,506	3,682	(176)	(5)
Expenses				
Distribution expenses	995	1,132	(137)	(12)
Amortization of deferred acquisition costs	9	12	(3)	(25)
Interest and debt expense	5	5	—	—
General and administrative expense	1,653	1,437	216	15
Total expenses	2,662	2,586	76	3
Adjusted operating earnings	$ 844	$ 1,096	$ (252)	(23)%

NM   Not Meaningful.

Our Asset Management segment pretax adjusted operating earnings, which exclude net realized investment gains or losses, decreased $252 million, or 23%, for 2022 compared to the prior year primarily due to market depreciation, an unfavorable foreign exchange impact and the cumulative impact of net outflows.

Net Revenues
Management and financial advice fees decreased $116 million, or 4%, for 2022 compared to the prior year primarily driven by lower average markets, the cumulative impact of net outflows, the impact of foreign exchange rates and a decrease in performance fees, partially offset by revenue associated with the acquired BMO Global Asset Management (EMEA) business.

Distribution fees decreased $74 million, or 16%, for 2022 compared to the prior year primarily due to lower average markets and the cumulative impact from net outflows.

Other revenues increased $11 million for 2022 compared to the prior year primarily due to the acquired BMO Global Asset Management (EMEA) business.

Expenses
Distribution expenses decreased $137 million, or 12%, for 2022 compared to the prior year primarily due to market depreciation and the cumulative impact of net outflows.

General and administrative expense increased $216 million, or 15%, for 2022 compared to the prior year primarily reflecting the operating expenses of the acquired BMO Global Asset Management (EMEA) business, partially offset by the impact of foreign exchange rates and $17 million in lower performance fee related compensation.

Retirement & Protection Solutions

The following table presents the results of operations of our Retirement & Protection Solutions segment on an adjusted operating basis:

	Years Ended December 31,		Change	
	2022	2021		
	(in millions)			
Revenues				
Management and financial advice fees	$ 788	$ 932	$ (144)	(15)%
Distribution fees	417	487	(70)	(14)
Net investment income	569	480	89	19
Premiums, policy and contract charges	1,348	1,338	10	1
Other revenues	12	7	5	71
Total revenues	3,134	3,244	(110)	(3)
Banking and deposit interest expense	—	—	—	—
Total net revenues	3,134	3,244	(110)	(3)
Expenses				
Distribution expenses	436	531	(95)	(18)
Interest credited to fixed accounts	386	389	(3)	(1)
Benefits, claims, losses and settlement expenses	1,130	1,042	88	8
Amortization of deferred acquisition costs	204	208	(4)	(2)
Interest and debt expense	39	37	2	5
General and administrative expense	309	302	7	2
Total expenses	2,504	2,509	(5)	—
Adjusted operating earnings	$ 630	$ 735	$ (105)	(14)%

Our Retirement & Protection Solutions segment pretax adjusted operating earnings, which excludes net realized investment gains or losses (net of the related DSIC and DAC amortization, unearned revenue amortization and the reinsurance accrual), the market impact on non-traditional long-duration products (including variable annuity contracts and IUL contracts, net of hedges and the related DSIC and DAC amortization, unearned revenue amortization and the reinsurance accrual), mean reversion related impacts, and block transfer reinsurance transaction impacts decreased $105 million, or 14%, for 2022 compared to the prior year.

Variable annuity account balances decreased 19% to $74.4 billion as of December 31, 2022 compared to the prior year due to market depreciation and net outflows of $2.1 billion. Variable annuity sales decreased 33% to $4.0 billion for 2022 compared to the prior year reflecting a decrease in sales of variable annuities with living benefit guarantees. The risk profile of our in force block continues to improve, with account values with living benefit riders down to 57% as of December 31, 2022 compared to 61% a year ago. This trend is expected to continue and meaningfully shift the mix of business away from products with living benefit guarantees over time.

We continue to optimize our risk profile and shift our business mix to lower risk offerings. During the fourth quarter of 2021, we made the decision to discontinue new sales of our variable annuities with living benefit guarantees at the end of 2021, and have stopped issuing new contracts as of mid-2022. In addition, we discontinued new sales of our universal life insurance with secondary guarantees and our single-pay fixed universal life with a long term care rider products at the end of 2021.

Net Revenues

Management and financial advice fees decreased $144 million, or 15%, for 2022 compared to the prior year primarily reflecting lower average equity markets and variable annuity net outflows.

Distribution fees decreased $70 million, or 14%, for 2022 compared to the prior year reflecting lower average equity markets and lower sales.

Net investment income, which excludes net realized investment gains or losses, increased $89 million, or 19%, for 2022 compared to the prior year reflecting higher fixed maturity investment yields and increased volume of invested assets partially driven by our portfolio repositioning in the fourth quarter.

Expenses

Distribution expenses decreased $95 million, or 18%, for 2022 compared to the prior year primarily reflecting lower variable annuity and insurance sales and market depreciation.

Benefits, claims, losses and settlement expenses, which exclude the market impact on variable annuity contracts (net of hedges and the related DSIC amortization), mean reversion related impacts and the DSIC offset to net realized investment gains or losses, increased $88 million, or 8%, for 2022 compared to the prior year primarily due to the impact of unlocking. The unlocking impact for 2022 was an expense of $180 million primarily reflecting continued lower surrender rates and updated mortality assumptions for variable annuities with living benefits compared to an expense of $89 million for the prior year which was also driven by lower surrender rates.

Corporate & Other

The following table presents the results of operations of our Corporate & Other segment on an adjusted operating basis:

	Years Ended December 31,		Change	
	2022	2021		
	(in millions)			
Revenues				
Distribution fees	$ —	$ 1	$ (1)	NM
Net investment income	155	242	(87)	(36)%
Premiums, policy and contract charges	99	100	(1)	(1)
Other revenues	230	146	84	58
Total revenues	484	489	(5)	(1)
Banking and deposit interest expense	5	2	3	NM
Total net revenues	479	487	(8)	(2)
Expenses				
Distribution expenses	(10)	(9)	(1)	11
Interest credited to fixed accounts	242	250	(8)	(3)
Benefits, claims, losses and settlement expenses	223	179	44	25
Amortization of deferred acquisition costs	3	9	(6)	(67)
Interest and debt expense	70	63	7	11
General and administrative expense	226	265	(39)	(15)
Total expenses	754	757	(3)	—
Adjusted operating loss	$ (275)	$ (270)	$ (5)	(2)%

NM   Not Meaningful.

Our Corporate & Other segment includes our closed blocks of LTC insurance and fixed annuity and fixed indexed annuity ("FA") business.

Our Corporate & Other segment pretax adjusted operating loss excludes net realized investment gains or losses, the market impact on fixed deferred annuity contracts (net of hedges and the related DAC amortization), the market impact of hedges to offset interest rate and currency changes on unrealized gains or losses for certain investments, block transfer reinsurance transaction impacts, gain or loss on disposal of a business that is not considered discontinued operations, integration and restructuring charges, and the impact of consolidating CIEs. Our Corporate & Other segment pretax adjusted operating loss increased $5 million, or 2%, for 2022 compared to the prior year.

LTC insurance had pretax adjusted operating earnings of $15 million for 2022 compared to pretax adjusted operating earnings of $52 million for the prior year period primarily reflecting the favorable impacts in 2021 from COVID-19 effects on policyholder expenses.

FA business had a pretax adjusted operating loss of $16 million for 2022 compared to a pretax adjusted operating loss of $24 million for the prior year. Fixed deferred annuity account balances declined 6% to $7.1 billion as of December 31, 2022 compared to the prior year period as surrender trends continue. During the third quarter of 2021, we closed on a transaction to reinsure RiverSource Life's fixed deferred and immediate annuity policies.

Net Revenues

Net investment income, which excludes net realized investment gains or losses, the market impact of hedges to offset interest rate and currency changes on unrealized gains or losses for certain investments, integration and restructuring charges, and the impact of consolidating CIEs, decreased $87 million, or 36%, for 2022 compared to the prior year primarily reflecting lower average invested assets due to the sale of investments to the reinsurer as a result of the fixed deferred and immediate annuity reinsurance transaction and a $15 million gain on a strategic investment in the prior year.

Other revenues increased $84 million, or 58%, for 2022 compared to the prior year primarily reflecting the yield on deposit receivables arising from reinsurance transactions.

Expenses

Benefits, claims, losses and settlement expenses, which excludes DSIC offset to net realized investment gains or losses, increased $44 million, or 25%, for 2022 compared to the prior year primarily reflecting more normalized claims on LTC insurance, which benefited from COVID-19 related impacts in the prior year.

General and administrative expense, which excludes integration and restructuring charges and expenses attributable to CIEs, decreased $39 million, or 15%, for 2022 compared to the prior year primarily due to a larger unfavorable change in the mark-to-market impact on share-based compensation expense in the prior year due to share price appreciation.

Closed Block LTC Insurance

As of December 31, 2022, our nursing home indemnity LTC block had approximately $71 million in gross in force annual premium and future policyholder benefits and claim reserves of approximately $1.3 billion, net of reinsurance, which was 51% of GAAP reserves. This block has been shrinking over the last few years given the average attained age is 83 and the average attained age of policyholders on claim is 88. Fifty-four percent of daily benefits in force in this block come from policies that have a lifetime benefit period.

As of December 31, 2022, our comprehensive reimbursement LTC block had approximately $114 million in gross in force annual premium and future policyholder benefits and claim reserves of approximately $1.3 billion, net of reinsurance. This block has higher premiums per policy than the nursing home indemnity LTC policies. The average attained age is 79 and the average attained age of policyholders on claim is 85. Thirty-five percent of daily benefits in force in this block come from policies that have a lifetime benefit period.

We utilize three primary levers to manage our LTC business. First, we have taken an active approach of steadily increasing rates since 2005, with cumulative rate increases of 237% on our nursing home indemnity LTC block and 135% on our comprehensive reimbursement LTC block as of December 31, 2022. Second, we have a reserving process that reflects the policy features and risk characteristics of our blocks. As of December 31, 2022, we had 41,000 policies that were closed with claim activity, as well as 8,000 open claims. We apply this experience to our in force policies, which were 86,000 as of December 31, 2022, at a very granular level by issue year, attained age and benefit features. Our statutory reserves are $374 million higher than our GAAP reserves and include margins on key assumptions for morbidity and mortality, as well as $345 million in asset adequacy reserves as of December 31, 2022. Lastly, we have prudently managed our investment portfolio primarily through a liquid, investment grade portfolio.

We undertake an extensive review of active life future policy benefit reserve adequacy annually during the third quarter of each year, or more frequently if appropriate, using current best estimate assumptions as of the date of the review. Our annual review process includes an analysis of our key reserve assumptions, including those for morbidity, terminations (mortality and lapses), premium rate increases and investment yields.

Fair Value Measurements

We report certain assets and liabilities at fair value; specifically, separate account assets, derivatives, embedded derivatives and most investments and cash equivalents. Fair value assumes the exchange of assets or liabilities occurs in orderly transactions and is not the result of a forced liquidation or distressed sale. We include actual market prices, or observable inputs, in our fair value measurements to the extent available. Broker quotes are obtained when quotes from pricing services are not available. We validate prices obtained from third parties through a variety of means such as: price variance analysis, subsequent sales testing, stale price review, price comparison across pricing vendors and due diligence reviews of vendors. See Note 15 to the Consolidated Financial Statements for additional information on our fair value measurements.

Fair Value of Liabilities and Nonperformance Risk

Companies are required to measure the fair value of liabilities at the price that would be received to transfer the liability to a market participant (an exit price). Since there is not a market for our obligations of our variable annuity riders, fixed deferred indexed annuities, structured variable annuities, and IUL insurance, we consider the assumptions participants in a hypothetical market would make to reflect an exit price. As a result, we adjust the valuation of variable annuity riders, fixed deferred indexed annuities, structured variable annuities, and IUL insurance by updating certain contractholder assumptions, adding explicit margins to provide for risk, and adjusting the rates used to discount expected cash flows to reflect a current market estimate of our nonperformance risk. The nonperformance risk adjustment is based on observable market data adjusted to estimate the risk of our life insurance company subsidiaries not fulfilling these liabilities. Consistent with general market conditions, this estimate resulted in a spread over the U.S. Treasury curve as of December 31, 2022. As our estimate of this spread widens or tightens, the liability will decrease or increase. If this nonperformance credit spread moves to a zero spread over the U.S. Treasury curve, the reduction to future net income would

be approximately $359 million, net of DAC, DSIC, unearned revenue amortization, the reinsurance accrual and income taxes (calculated at the statutory tax rate of 21%), based on December 31, 2022 credit spreads.

Liquidity and Capital Resources

Overview

We maintained substantial liquidity during the year ended December 31, 2022. At December 31, 2022 and 2021, we had $7.0 billion and $7.1 billion, respectively, in cash and cash equivalents excluding CIEs and other restricted cash on a consolidated basis.

At December 31, 2022 and 2021, the parent company had $389 million and $841 million, respectively, in cash, cash equivalents, and unencumbered liquid securities. Liquid securities predominantly include U.S. government agency mortgage back securities. Additional sources of liquidity include a line of credit with an affiliate up to $729 million and an unsecured revolving committed credit facility for up to $1.0 billion that expires in June 2026. Management's estimate of liquidity available to the parent company as of December 31, 2022 was $1.6 billion which includes cash, cash equivalents, unencumbered liquid securities, the line of credit with an affiliate and a portion of the committed credit facility.

Under the terms of the committed credit facility, we can increase the availability to $1.25 billion upon satisfaction of certain approval requirements. Available borrowings under this facility are reduced by any outstanding letters of credit. At December 31, 2022, we had no outstanding borrowings under this credit facility and had $1 million of letters of credit issued against the facility. Our credit facility contains various administrative, reporting, legal and financial covenants. We remain in compliance with all such covenants at December 31, 2022.

In addition, we have access to collateralized borrowings, which may include repurchase agreements and Federal Home Loan Bank ("FHLB") advances. Our subsidiaries, RiverSource Life Insurance Company ("RiverSource Life"), and Ameriprise Bank are members of the FHLB of Des Moines, which provides access to collateralized borrowings. As of December 31, 2022 and 2021, we had an estimated maximum borrowing capacity of $8.0 billion and $8.1 billion, respectively, under the FHLB facilities, of which $201 million and $200 million was outstanding as of December 31, 2022 and 2021, respectively, and is collateralized with commercial mortgage backed securities and residential mortgage backed securities.

Short-term contractual obligations for the year 2023 include investment certificate maturities of $8.9 billion and estimated insurance and annuity benefits of $1.8 billion in addition to operating liquidity needs and maturing long-term debt in October 2023 of $750 million. Long-term contractual obligations for years after 2023 include estimated insurance and annuity benefits of $49.3 billion.

We repaid $500 million principal amount of our 3.0% senior notes at maturity on March 22, 2022. We issued $500 million of 4.5% unsecured senior notes on May 13, 2022. See Note 14 to our Consolidated Financial Statements for further information about our long-term debt maturities.

We believe cash flows from operating activities, available cash balances, our availability of revolver borrowings, access to debt markets, and dividends from our subsidiaries will be sufficient to fund our short-term and long-term operating liquidity needs and stress requirements.

On August 16, 2022, federal legislation commonly referred to as the Inflation Reduction Act of 2022 ("IRA") was enacted. We have evaluated the tax provisions of the IRA, the most significant of which are the corporate alternative minimum tax ("CAMT") and the share repurchase excise tax. Both the CAMT and share repurchase tax are effective beginning in 2023. We expect to be an applicable corporation required to compute the CAMT; however, we have not determined if we will be liable for the CAMT in 2023. We will be a covered corporation subject to the share repurchase excise tax. As the Internal Revenue Service issues additional guidance related to the IRA, we will continue to evaluate any impact to our consolidated financial statements.

Dividends from Subsidiaries

Ameriprise Financial is primarily a parent holding company for the operations carried out by our wholly-owned subsidiaries. Because of our holding company structure, our ability to meet our cash requirements, including the payment of dividends on our common stock, substantially depends upon the receipt of dividends or return of capital from our subsidiaries, particularly our life insurance subsidiary, RiverSource Life, our face-amount certificate subsidiary, Ameriprise Certificate Company ("ACC"), AMPF Holding, LLC, which is the parent company of our retail introducing broker-dealer subsidiary, Ameriprise Financial Services, LLC ("AFS") and our clearing broker-dealer subsidiary, American Enterprise Investment Services, Inc. ("AEIS"), our transfer agent subsidiary, Columbia Management Investment Services Corp., our investment advisory company, Columbia Management Investment Advisers, LLC, TAM UK International Holdings Ltd., which includes

Ameriprise International Holdings GmbH within its organizational structure, and Columbia Threadneedle Investments UK International Ltd. The payment of dividends by many of our subsidiaries is restricted and certain of our subsidiaries are subject to regulatory capital requirements.

Actual capital and regulatory capital requirements for our wholly owned subsidiaries subject to regulatory capital requirements were as follows:

	Actual Capital December 31,		Regulatory Capital Requirements December 31,	
	2022	2021	2022	2021
	(in millions)			
RiverSource Life[1][2]	$ 3,103	$ 3,419	$ 571	$ 502
RiverSource Life of NY[1][2]	320	310	40	42
ACC[4][5]	534	304	496	283
TAM UK International Holdings Ltd.[6]	437	330	214	248
Ameriprise Bank[4][7]	1,542	853	999	589
AFS[3][4]	90	103	#	#
Ameriprise Captive Insurance Company[3]	38	39	10	10
Ameriprise Trust Company[3]	54	47	38	44
AEIS[3][4]	208	155	26	29
RiverSource Distributors, Inc.[3][4]	12	10	#	#
Columbia Management Investment Distributors, Inc.[3][4]	17	14	#	#
Columbia Threadneedle Investments UK International Ltd.[6]	330	348	152	170

\#   Amounts are less than $1 million.

[1] Actual capital is determined on a statutory basis.

[2] Regulatory capital requirement is the company action level and is based on the statutory risk-based capital filing.

[3] Regulatory capital requirement is based on the applicable regulatory requirement, calculated as of December 31, 2022 and 2021.

[4] Actual capital is determined on an adjusted GAAP basis.

[5] ACC is required to hold capital in compliance with the Minnesota Department of Commerce and SEC capital requirements.

[6] Actual capital and regulatory capital requirements are determined in accordance with U.K. regulatory legislation.

[7] Regulatory capital requirement is based on minimum requirements for well capitalized banks in accordance with the Office of the Comptroller of the Currency ("OCC").

In addition to the particular regulations restricting dividend payments and establishing subsidiary capitalization requirements, we take into account the overall health of the business, capital levels and risk management considerations in determining a strategy for payments to our parent holding company from our subsidiaries, and in deciding to use cash to make capital contributions to our subsidiaries.

During the year ended December 31, 2022, the parent holding company received cash dividends or a return of capital from its subsidiaries of $2.7 billion and contributed cash to its subsidiaries of $743 million. During the year ended December 31, 2021, the parent holding company received cash dividends or a return of capital from its subsidiaries of $4.1 billion and contributed cash to its subsidiaries of $1.3 billion, which included a $973 million contribution to Columbia Threadneedle Investments UK International Ltd. and Ameriprise Asset Management Holdings Singapore Ltd. for the acquisition of the BMO Global Asset Management (EMEA) business.

The table below presents the historical subsidiary capacity for dividends and return of capital to the parent holding company in each of the years ended December 31:

	2022	2021	2020
	(in millions)		
RiverSource Life[1]	$ 600	$ 1,900	$ 1,505
Ameriprise Bank	359	78	74
ACC[2]	39	129	97
CMIA[3]	613	674	381
CMIS[3]	27	20	14
TAM UK International Holdings Ltd.	223	355	N/A
Ameriprise International Holdings GmbH	N/A	N/A	254
Ameriprise Trust Company	15	3	—
Ameriprise Captive Insurance Company	28	34	48
RiverSource Distributors, Inc.	11	—	12
AMPF Holding, LLC	1,606	1,469	1,116
Columbia Threadneedle Investments UK International Ltd.[4]	178	178	N/A
Total capacity	$ 3,699	$ 4,840	$ 3,501

N/A Not applicable.

[1] RiverSource Life payments in excess of statutory unassigned funds require advanced notice to the Minnesota Department of Commerce, RiverSource Life's primary regulator, and are subject to potential disapproval. In addition, dividends and other distributions whose fair market value, together with that of other dividends or distributions made within the preceding 12 months, exceeds the greater of (1) the previous year's statutory net gain from operations or (2) 10% of the previous year-end statutory capital and surplus are referred to as "extraordinary dividends." Extraordinary dividends also require advanced notice to the Minnesota Department of Commerce, and are subject to potential disapproval. For dividends exceeding these thresholds, RiverSource Life provided notice to the Minnesota Department of Commerce and received responses indicating that it did not object to the payment of these dividends. Total dividend capacity for RiverSource Life represents dividends paid during year ended December 31 along with any unpaid ordinary dividend capacity, subject to unassigned funds limitation.

[2] The capacity for dividends and return of capital for ACC is based on capital held in excess of regulatory requirements.

[3] The dividend capacity for CMIA and CMIS is based on available tangible capital net of regulatory non-allowable assets and internal requirements backing Seed Capital.

[4] Dividend capacity is subject to regulatory approval.

The following table presents cash dividends paid or return of capital to the parent holding company, net of cash capital contributions made by the parent holding company for the following subsidiaries for the years ended December 31:

	2022	2021	2020
	(in millions)		
RiverSource Life	$ 600	$ 1,900	$ 800
Ameriprise Bank	(395)	(142)	(300)
ACC	(168)	109	72
CMIA	480	510	324
TAM UK International Holdings Ltd.	—	256	N/A
Ameriprise Advisor Capital, LLC	78	(172)	(102)
Ameriprise Captive Insurance Company	—	5	15
AMPF Holding, LLC	1,375	1,284	924
Ameriprise Trust Company	—	—	(4)
Ameriprise India	6	2	4
RiverSource Distributors, Inc.	—	(3)	—
Columbia Threadneedle Investments UK International Ltd.	—	(966)	—
Ameriprise Asset Management Holdings Singapore Ltd.	—	(7)	—
Total	$ 1,976	$ 2,776	$ 1,733

N/A Not applicable.

In 2009, RiverSource Life established an agreement to protect its exposure to Genworth Life Insurance Company ("GLIC") for its reinsured LTC. In 2016, substantial enhancements to this reinsurance protection agreement were finalized. The terms of these confidential provisions within the agreement have been shared, in the normal course of regular reviews, with our domiciliary regulator and rating agencies. GLIC is domiciled in Delaware, so in the event GLIC were subjected to rehabilitation or insolvency proceedings, such proceedings would be located in (and governed by) Delaware laws. Delaware courts have a long tradition of respecting commercial and reinsurance affairs, as well as contracts among sophisticated parties. Similar credit protections to what we have with GLIC have been tested and respected in Delaware and elsewhere in the United States, and as a result we believe our credit protections would be respected even in the unlikely event that GLIC becomes subject to rehabilitation or insolvency proceedings in Delaware. Accordingly, while no credit protections are

perfect, we believe the correct way to think about the risks represented by our counterparty credit exposure to GLIC is not the full amount of the gross liability that GLIC reinsures, but a much smaller net exposure to GLIC (if any that might exist after taking into account our credit protections). Thus, management believes that our agreement and offsetting non-LTC legacy arrangements with Genworth will enable RiverSource Life to recover on all net exposure in all material respects in the event of a rehabilitation or insolvency of GLIC.

Dividends Paid to Shareholders and Share Repurchases

We paid regular quarterly dividends to our shareholders totaling $553 million and $527 million for the years ended December 31, 2022 and 2021, respectively. On January 25, 2023, we announced a quarterly dividend of $1.25 per common share. The dividend will be paid on February 28, 2023 to our shareholders of record at the close of business on February 10, 2023.

In January 2022, our Board of Directors authorized us to repurchase up to $3.0 billion for the repurchase of our common stock through March 31, 2024. As of December 31, 2022, we had $1.6 billion remaining under this share repurchase authorization. We intend to fund share repurchases through existing working capital, future earnings and other customary financing methods. The share repurchase program does not require the purchase of any minimum number of shares, and depending on market conditions and other factors, these purchases may be commenced or suspended at any time without prior notice. Acquisitions under the share repurchase program may be made in the open market, through privately negotiated transactions or block trades or other means. During the year ended December 31, 2022, we repurchased a total of 6.6 million shares of our common stock at an average price of $282.33 per share.

Cash Flows

Cash flows of CIEs and restricted and segregated cash are reflected in our cash flows provided by (used in) operating activities, investing activities and financing activities. Cash held by CIEs is not available for general use by Ameriprise Financial, nor is Ameriprise Financial cash available for general use by its CIEs. Cash segregated under federal and other regulations is held for the exclusive benefit of our brokerage customers and is not available for general use by Ameriprise Financial.

Operating Activities

Net cash provided by operating activities increased $1.1 billion to $4.4 billion for the year ended December 31, 2022 compared to $3.3 billion for the prior year primarily reflecting a $885 million increase in derivatives, net of collateral, and a $564 million increase in receivables, partially offset by a $653 million decrease in policyholder account balances, future policy benefits and claims, net.

Investing Activities

Our investing activities primarily relate to our Available-for-Sale investment portfolio. This activity is significantly affected by the net flows of our brokerage cash and certificates businesses, fixed annuity and universal life products reflected in financing activities.

Net cash used in investing activities increased $9.2 billion to $13.6 billion for the year ended December 31, 2022 compared to $4.4 billion for the prior year primarily reflecting a $7.3 billion increase in cash used for purchases of Available-for-Sale securities and a $3.9 billion decrease in proceeds from maturities, sinking fund payments and calls of Available-for-Sale securities.

Financing Activities

Net cash provided by financing activities increased $6.7 billion to $8.4 billion for the year ended December 31, 2022 compared to $1.7 billion for the prior year primarily reflecting a $5.5 billion increase in net cash flows from investment certificates, a $2.9 billion increase in banking deposits, a $491 million increase in issuance of long-term debt and a $1.1 billion increase in repayments of debt by CIEs, partially offset by a $1.4 billion decrease in borrowings by CIEs, a $1.0 billion decrease due to lower deferred premium derivative transactions, and a $501 million increase in repayments of long-term debt.

Forward-Looking Statements

This report contains forward-looking statements that reflect management's plans, estimates and beliefs. Actual results could differ materially from those described in these forward-looking statements. Examples of such forward-looking statements include:

- statements of the Company's plans, intentions, positioning, expectations, objectives or goals, including those relating to asset flows, mass affluent and affluent client acquisition strategy, client retention and growth of our client

base, financial advisor productivity, retention, recruiting and enrollments, the introduction, cessation, terms or pricing of new or existing products and services, acquisition integration, benefits and claims expenses, general and administrative costs, consolidated tax rate, return of capital to shareholders, debt repayment and excess capital position and financial flexibility to capture additional growth opportunities;

- statements about the expected trend in the shift to lower-risk products, including the exit from variable annuities with living benefit riders and the discontinuance of new sales of universal life insurance with secondary guarantees;

- statements about the outcomes from the application to convert Ameriprise Bank to a state-chartered bank and national trust bank or the anticipated deposit growth or impacts from possible future interest rate increases;

- other statements about future economic performance, the performance of equity markets and interest rate variations and the economic performance of the United States and of global markets; and

- statements of assumptions underlying such statements.

The words "believe," "expect," "anticipate," "optimistic," "intend," "plan," "aim," "will," "may," "should," "could," "would," "likely," "forecast," "on track," "project," "continue," "able to remain," "resume," "deliver," "develop," "evolve," "drive," "enable," "flexibility," "scenario," "case", "appear", "expand" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from such statements.

Such factors include, but are not limited to:

- market fluctuations and general economic and political factors, including volatility in the U.S. and global market conditions, client behavior and volatility in the markets for our products;

- changes in interest rates;

- adverse capital and credit market conditions or any downgrade in our credit ratings;

- effects of competition and our larger competitors' economies of scale;

- declines in our investment management performance;

- our ability to compete in attracting and retaining talent, including financial advisors;

- impairment, negative performance or default by financial institutions or other counterparties;

- the ability to maintain our unaffiliated third-party distribution channels and the impacts of sales of unaffiliated products;

- changes in valuation of securities and investments included in our assets;

- the determination of the amount of allowances taken on loans and investments;

- the illiquidity of our investments;

- effects of the elimination of LIBOR on, and value of, securities and other assets and liabilities tied to LIBOR;

- failures by other insurers that lead to higher assessments we owe to state insurance guaranty funds;

- failures or defaults by counterparties to our reinsurance arrangements;

- inadequate reserves for future policy benefits and claims or for future redemptions and maturities;

- deviations from our assumptions regarding morbidity, mortality and persistency affecting our insurance profitability;

- changes to our reputation arising from employee or advisor misconduct or otherwise;

- direct or indirect effects of or responses to climate change;

- interruptions or other failures in our operating systems and networks, including errors or failures caused by third-party service providers, interference or third-party attacks;

- interruptions or other errors in our telecommunications or data processing systems;

- identification and mitigation of risk exposure in market environments, new products, vendors and other types of risk;

- ability of our subsidiaries to transfer funds to us to pay dividends;

- changes in exchange rates and other risks in connection with our international operations and earnings and income generated overseas;

- occurrence of natural or man-made disasters and catastrophes;

- risks in acquisition transactions, such as the integration of the BMO Global Asset Management (EMEA) business, or other potential strategic acquisitions or divestitures;

- legal and regulatory actions brought against us;

- changes to laws and regulations that govern operation of our business;

- supervision by bank regulators and related regulatory and prudential standards as a savings and loan holding company that may limit our activities and strategies;

- changes in corporate tax laws and regulations and interpretations and determinations of tax laws impacting our products;

- protection of our intellectual property and claims we infringe the intellectual property of others; and

- changes in and the adoption of new accounting standards.

Management cautions the reader that the foregoing list of factors is not exhaustive. There may also be other risks that management is unable to predict at this time that may cause actual results to differ materially from those in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Management undertakes no obligation to update publicly or revise any forward-looking statements.

Ameriprise Financial announces financial and other information to investors through the Company's investor relations website at ir.ameriprise.com, as well as SEC filings, press releases, public conference calls and webcasts. Investors and others interested in the company are encouraged to visit the investor relations website from time to time, as information is updated and new information is posted. The website also allows users to sign up for automatic notifications in the event new materials are posted. The information found on the website is not incorporated by reference into this report or in any other report or document the Company furnishes or files with the SEC.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Risk

Our primary market risk exposures are interest rate, equity price, foreign currency exchange rate and credit risk. Equity price and interest rate fluctuations can have a significant impact on our results of operations, primarily due to the effects they have on the asset management and other asset-based fees we earn, the spread income generated on our fixed deferred annuities, fixed insurance, brokerage client cash balances, banking deposits, face-amount certificate products, fixed portion of our variable annuities and variable insurance contracts, the value of deferred acquisition costs ("DAC") and deferred sales inducement costs ("DSIC") assets, the value of liabilities for guaranteed benefits associated with our variable annuities and the value of derivatives held to hedge these benefits.

RiverSource Life has the following variable annuity guarantee benefits: guaranteed minimum withdrawal benefits ("GMWB"), guaranteed minimum accumulation benefits ("GMAB"), guaranteed minimum death benefits ("GMDB") and guaranteed minimum income benefits ("GMIB"). Each of these benefits guarantees payouts to the annuity holder under certain specific conditions regardless of the performance of the underlying invested assets.

The variable annuity guarantees continue to be managed by utilizing a hedging program which attempts to match the sensitivity of the assets with the sensitivity of the liabilities. This approach works with the premise that matched sensitivities will produce a highly effective hedging result. Our comprehensive hedging program focuses mainly on first order sensitivities of assets and liabilities: Equity Market Level (Delta), Interest Rate Level (Rho) and Volatility (Vega). Additionally, various second order sensitivities are managed. We use various options, swaptions, swaps and futures to manage risk exposures. The exposures are measured and monitored daily, and adjustments to the hedge portfolio are made as necessary.

We have a macro hedge program to provide protection against the statutory tail scenario risk arising from variable annuity reserves on our statutory surplus and to cover some of the residual risks not covered by other hedging activities. We assess the residual risk under a range of scenarios in creating and executing the macro hedge program. As a means of economically hedging these risks, we may use a combination of futures, options, swaps and swaptions. Certain of the macro

hedge derivatives used contain settlement provisions linked to both equity returns and interest rates; the remaining are interest rate contracts or equity contracts. The macro hedge program could result in additional earnings volatility as changes in the value of the macro hedge derivatives, which are designed to reduce statutory capital volatility, may not be closely aligned to changes in the variable annuity guarantee embedded derivatives.

To evaluate interest rate and equity price risk we perform sensitivity testing which measures the impact on pretax income from the sources listed below for a 12-month period following a hypothetical 100 basis point increase in interest rates or a hypothetical 10% decline in equity prices. The interest rate risk test assumes a sudden 100 basis point parallel shift in the yield curve, with rates then staying at those levels for the next 12 months. The equity price risk test assumes a sudden 10% drop in equity prices, with equity prices then staying at those levels for the next 12 months. In estimating the values of variable annuities, indexed annuities, stock market certificates, indexed universal life ("IUL") insurance and the associated hedge assets, we assume no change in implied market volatility despite the 10% drop in equity prices.

The following tables present our estimate of the impact on pretax income from the above defined hypothetical market movements as of December 31, 2022:

| | Equity Price Exposure to Pretax Income | | |
Equity Price Decline 10%	Before Hedge Impact	Hedge Impact	Net Impact
	(in millions)		
Asset-based management and distribution fees[1]	$ (285)	$ 2	$ (283)
DAC and DSIC amortization[2][3]	(43)	—	(43)
Variable annuities:			
GMDB and GMIB[3]	(33)	—	(33)
GMWB[3]	(534)	489	(45)
GMAB	(31)	31	—
Structured variable annuities	494	(463)	31
DAC and DSIC amortization[4]	N/A	N/A	(4)
Total variable annuities	(104)	57	(51)
Macro hedge program[5]	—	230	230
Certificates	1	(1)	—
IUL insurance	15	(30)	(15)
Total	$ (416)	$ 258	$ (162)[6]

N/A   Not Applicable

| | Interest Rate Exposure to Pretax Income | | |
Interest Rate Increase 100 Basis Points	Before Hedge Impact	Hedge Impact	Net Impact
	(in millions)		
Asset-based management and distribution fees[1]	$ (53)	$ —	$ (53)
Variable annuities:			
GMWB	702	(766)	(64)
GMAB	1	(1)	—
Structured variable annuities	(29)	183	154
DAC and DSIC amortization[4]	N/A	N/A	(18)
Total variable annuities	674	(584)	72
Macro hedge program[5]	—	(313)	(313)
Fixed annuities, fixed insurance and fixed portion of variable annuities and variable insurance products	57	—	57
Banking deposits	28	—	28
Brokerage client cash balances	146	—	146
Certificates	(9)	—	(9)
IUL insurance	18	2	20
Total	$ 861	$ (895)	$ (52)

N/A   Not Applicable.

[1] Excludes incentive income which is impacted by market and fund performance during the period and cannot be readily estimated.

[2] Market impact on DAC and DSIC amortization resulting from lower projected profits.

[3] In estimating the impact to pretax income on DAC and DSIC amortization and additional insurance benefit reserves, our assumed equity asset growth rates reflect what management would follow in its mean reversion guidelines.

[4] Market impact on DAC and DSIC amortization related to variable annuity riders and structured variable annuities is modeled net of hedge impact.

[5] The market impact of the macro hedge program is modeled net of any related impact to DAC and DSIC amortization.

[6] Represents the net impact to pretax income. The estimated net impact to pretax adjusted operating income is $(283) million.

The above results compare to an estimated negative net impact to pretax income of $190 million related to a 10% equity price decline and an estimated positive net impact to pretax income of $80 million related to a 100 basis point increase in interest rates as of December 31, 2021. The change in interest rate exposure as of December 31, 2022 compared to prior year-end was primarily driven by additional downside rate protection added in the macro hedge program.

Net impacts shown in the above table from GMWB riders result largely from differences between the liability valuation basis and the hedging basis. Liabilities are valued using fair value accounting principles, with risk margins incorporated in contractholder behavior assumptions and with discount rates increased to reflect a current market estimate of our risk of nonperformance specific to these liabilities. Our hedging is based on our determination of economic risk, which excludes certain items in the liability valuation including the nonperformance spread risk.

Actual results could differ materially from those illustrated above as they are based on a number of estimates and assumptions. These include assuming that implied market volatility does not change when equity prices fall by 10% and that the 100 basis point increase in interest rates is a parallel shift of the yield curve. Furthermore, we have not tried to anticipate changes in client preferences for different types of assets or other changes in client behavior, nor have we tried to anticipate all strategic actions management might take to increase revenues or reduce expenses in these scenarios.

The selection of a 100 basis point interest rate increase as well as a 10% equity price decline should not be construed as a prediction of future market events. Impacts of larger or smaller changes in interest rates or equity prices may not be proportional to those shown for a 100 basis point increase in interest rates or a 10% decline in equity prices.

Asset-Based Management and Distribution Fees

We earn asset-based management fees and distribution fees on our assets under management. As of December 31, 2022, the value of our assets under management was $1.0 trillion. These sources of revenue are subject to both interest rate and equity price risk since the value of these assets and the fees they earn fluctuate inversely with interest rates and directly with equity prices. We currently only hedge certain equity price risk for this exposure, primarily using futures and swaps. We currently do not hedge any of the interest rate risk for this exposure.

DAC and DSIC Amortization

For annuity and UL/variable universal life ("VUL") products, DAC and DSIC are amortized on the basis of estimated gross profits ("EGPs"). EGPs are a proxy for pretax income prior to the recognition of DAC and DSIC amortization expense. When events occur that reduce or increase current period EGPs, DAC and DSIC amortization expense is typically reduced or increased as well, somewhat mitigating the impact of the event on pretax income.

Variable Annuity Riders

The total contract value of all variable annuities as of December 31, 2022 was $74.4 billion. These contract values include GMWB and GMAB contracts which were $41.1 billion and $1.4 billion, respectively, as of December 31, 2022. As of December 31, 2022, reserves for GMWB were net liabilities of $1.9 billion and reserves for GMAB were net assets of $35 million. The GMWB and GMAB reserves include the fair value of embedded derivatives, which fluctuates based on equity, interest rate and credit markets which can cause these embedded derivatives to be either an asset or a liability. As of December 31, 2022, the reserve for GMDB and GMIB was a net liability of $56 million.

Equity Price Risk

The variable annuity guaranteed benefits guarantee payouts to the annuity holder under certain specific conditions regardless of the performance of the investment assets. For this reason, when equity prices decline, the returns from the separate account assets coupled with guaranteed benefit fees from annuity holders may not be sufficient to fund expected payouts. In that case, reserves must be increased with a negative impact to earnings.

The core derivative instruments with which we hedge the equity price risk of our GMWB and GMAB provisions are longer dated put and call options; these core instruments are supplemented with equity futures and total return swaps. See Note 17 to our Consolidated Financial Statements for further information on our derivative instruments.

Interest Rate Risk

The GMAB and the non-life contingent benefits associated with the GMWB provisions create embedded derivatives which are carried at fair value separately from the underlying host variable annuity contract. The changes in fair value of the GMWB and GMAB liabilities are recorded through earnings with fair value calculated based on projected, discounted cash flows over the life of the contract, including projected, discounted benefits and fees. Increases in interest rates reduce the fair value of the GMWB and GMAB liabilities. The GMWB and GMAB interest rate exposure is hedged with a portfolio of longer dated put and call options, futures, interest rate swaps and swaptions. We have entered into interest rate swaps according to risk exposures along maturities, thus creating both fixed rate payor and variable rate payor terms. If interest

rates were to increase, we would have to pay more to the swap counterparty, and the fair value of our equity puts would decrease, resulting in a negative impact to our pretax income.

Structured Variable Annuities

Structured variable annuities offer the contract-holder the ability to allocate premiums to either an account that earns fixed interest (fixed account) or an account that credits interest based on the performance of various equity indices (indexed account) subject to a cap, floor, or buffer. Our earnings are based upon the spread between investment income earned and the credits made to the fixed and indexed accounts of the structured variable annuities. As of December 31, 2022, we had $6.6 billion in liabilities related to structured variable annuities.

Equity Price Risk

The equity-linked return to investors creates equity price risk as the amount credited depends on changes in equity prices. The equity price risk for structured variable annuities is evaluated together with the variable annuity riders as part of a hedge program using the derivative instruments consistent with our hedging on variable annuity riders.

Interest Rate Risk

The fair value of the embedded derivative associated with structured variable annuities is based on a discounted cash flow approach. Changes in interest rates impact the discounting of the embedded derivative liability. The spread between the investment income earned and amounts credited to contract-holders is also affected by changes in interest rates. These interest rate risks associated with structured variable annuities are not currently hedged.

Fixed Annuities, Fixed Insurance and Fixed Portion of Variable Annuities and Variable Insurance Contracts

Our earnings from fixed deferred annuities, fixed insurance, and the fixed portion of variable annuities and variable insurance contracts are based upon the spread between rates earned on assets held and the rates at which interest is credited to accounts. We primarily invest in fixed rate securities to fund the rate credited to clients. We guarantee an interest rate to the holders of these products. Investment assets and client liabilities generally differ as it relates to basis, repricing or maturity characteristics. Rates credited to clients' accounts generally reset at shorter intervals than the yield on the underlying investments. Therefore, in an increasing interest rate environment, higher interest rates may be reflected in crediting rates to clients sooner than in rates earned on invested assets, which could result in a reduced spread between the two rates, reduced earned income and a negative impact on pretax income. While interest rates under the current environment have relieved some pressure from the liability guaranteed minimum interest rates ("GMIRs"), there are still some GMIRs above current levels. Hence, liability credited rates will move more slowly under a modest rise in interest rates while projected asset purchases would capture the full increase in interest rates. This dynamic would result in widening spreads under a modestly rising rate scenario given the current relationship between the current level of interest rates and the underlying GMIRs on the business. Of the $36.1 billion in Policyholder account balances, future policy benefits and claims as of December 31, 2022, $24.9 billion is related to liabilities created by these products. We do not hedge this exposure.

As a result of the current market environment, reinvestment yields are becoming more aligned with the current portfolio yield. We would expect the recent decline in our portfolio income yields to slow and begin to stabilize in future periods if the current environment continues. The carrying value and weighted average yield of non-structured fixed maturity securities and commercial mortgage loans that may generate proceeds to reinvest through 2024 due to prepayment, maturity or call activity at the option of the issuer, excluding securities with a make-whole provision, were $4.0 billion and 4.1%, respectively, as of December 31, 2022. In addition, residential mortgage backed securities, which can be subject to prepayment risk under a low interest rate environment, totaled $15.7 billion and had a weighted average yield of 3.5% as of December 31, 2022. While these amounts represent investments that could be subject to reinvestment risk, it is also possible that these investments will be used to fund liabilities or may not be prepaid and will remain invested at their current yields. In addition to the interest rate environment, the mix of benefit payments versus product sales as well as the timing and volumes associated with such mix may impact our investment yield. Furthermore, reinvestment activities and the associated investment yield may also be impacted by corporate strategies implemented at management's discretion. The average yield for investment purchases during the year ended December 31, 2022 was approximately 4.3%.

The reinvestment of proceeds from maturities, calls and prepayments at rates near the current portfolio yield will have a limited impact to future operating results. In this volatile rate environment, we assess reinvestment risk in our investment portfolio and monitor this risk in accordance with our asset/liability management framework. In addition, we may update the crediting rates on our fixed products when warranted, subject to guaranteed minimums.

The following table presents the account values of fixed deferred annuities, fixed insurance, and the fixed portion of variable annuities and variable insurance contracts by range of GMIRs and the range of the difference between rates

credited to policyholders and contractholders as of December 31, 2022 and the respective guaranteed minimums, as well as the percentage of account values subject to rate reset in the time period indicated. Rates are reset at our discretion, subject to guaranteed minimums.

	At Guaranteed Minimum	1-49 bps above Guaranteed Minimum	50-99 bps above Guaranteed Minimum	100-150 bps above Guaranteed Minimum	Total
			Account Values with Crediting Rates		
			(in billions, except percentages)		
Range of Guaranteed Minimum Crediting Rates					
1% - 1.99%	$ 0.6	$ 0.5	$ 0.2	$ 0.1	$ 1.4
2% - 2.99%	0.5	—	—	—	0.5
3% - 3.99%	7.0	—	—	—	7.0
4% - 5.00%	5.5	—	—	—	5.5
Total	$ 13.6	$ 0.5	$ 0.2	$ 0.1	$ 14.4
Percentage of Account Values That Reset In:					
Next 12 months[1]	100%	95%	93%	100%	100%
> 12 months to 24 months[2]	—	4	6	—	—
> 24 months[2]	—	1	1	—	—
Total	100%	100%	100%	100%	100%

[1] Includes contracts with annual discretionary crediting rate resets and contracts with 12 or less months until the crediting rate becomes discretionary on an annual basis.

[2] Includes contracts with more than 12 months remaining until the crediting rate becomes an annual discretionary rate.

Equity Indexed Annuities

Our equity indexed annuity ("EIA") product is a single premium annuity issued with an initial term of seven years. The annuity guarantees the contractholder a minimum return of 3% on 90% of the initial premium or end of prior term accumulation value upon renewal plus a return that is linked to the performance of the S&P 500® Index. The equity-linked return is based on a participation rate initially set at between 50% and 90% of the S&P 500® Index, which is guaranteed for the initial seven-year term when the contract is held to full term. As of December 31, 2022, we had $16 million in liabilities related to EIAs. We discontinued new sales of EIAs in 2007.

Equity Price Risk

The equity-linked return to investors creates equity price risk as the amount credited depends on changes in equity prices. To hedge this exposure, we purchase futures, which generate returns to replicate what we must credit to client accounts.

Interest Rate Risk

Most of the proceeds received from EIAs are invested in fixed income securities with the return on those investments intended to fund the 3% guarantee. We earn income from the difference between the return earned on invested assets and the 3% guarantee rate credited to customer accounts. The spread between return earned and amount credited is affected by changes in interest rates. This risk is not currently hedged and was immaterial as of December 31, 2022.

Banking Deposits and Brokerage Client Cash Balances

We pay interest on banking deposits and certain brokerage client cash balances and have the ability to reset these rates from time to time based on prevailing economic and business conditions. We earn revenue to fund the interest paid from interest-earning assets or fees from off-balance sheet deposits at Federal Deposit Insurance Corporation insured institutions, which are indexed to short-term interest rates. In general, the change in interest paid lags the change in revenues earned.

Certificate Products

Fixed Rate Certificates

We have interest rate risk from our investment certificates generally ranging in amounts from $1 thousand to $2 million with interest crediting rate terms ranging from 3 to 36 months. We guarantee an interest rate to the holders of these products. Payments collected from clients are primarily invested in fixed income securities to fund the client credited rate with the spread between the rate earned from investments and the rate credited to clients recorded as earned income. Client liabilities and investment assets generally differ as it relates to basis, repricing or maturity characteristics. Rates credited to clients generally reset at shorter intervals than the yield on underlying investments. This exposure is not currently

hedged although we monitor our investment strategy and make modifications based on our changing liabilities and the expected interest rate environment. Of the $30.8 billion in customer deposits as of December 31, 2022, $9.1 billion related to reserves for our fixed rate certificate products.

Stock Market Certificates

Stock market certificates are purchased for amounts generally from $1 thousand to $2 million for terms of 52 weeks, 104 weeks or 156 weeks, which can be extended to a maximum of 15 years depending on the term. For each term the certificate holder can choose to participate 100% in any percentage increase in the S&P 500® Index up to a maximum return or choose partial participation in any increase in the S&P 500® Index plus a fixed rate of interest guaranteed in advance. If partial participation is selected, the total of equity-linked return and guaranteed rate of interest cannot exceed the maximum return. Liabilities for our stock market certificates are included in Customer deposits. As of December 31, 2022, we had $221 million in reserves related to stock market certificates. The equity-linked return to investors creates equity price risk exposure. We seek to minimize this exposure with purchased futures and call spreads that replicate what we must credit to client accounts. This risk continues to be fully hedged. Stock market certificates have some interest rate risk as changes in interest rates affect the fair value of the payout to be made to the certificate holder. This risk is not currently hedged and was immaterial as of December 31, 2022.

Indexed Universal Life

IUL insurance is similar to UL in many regards, although the rate of credited interest above the minimum guarantee for funds allocated to an indexed account is linked to the performance of the specified index for the indexed account (subject to stated account parameters, which include a cap and floor, or a spread and floor). We offer an S&P 500® Index account option and a blended multi-index account option comprised of the S&P 500® Index, the MSCI® EAFE Index and the MSCI EM Index. Both options offer two crediting durations, one-year and two-year. The policyholder may allocate all or a portion of the policy value to a fixed or any available indexed account. As of December 31, 2022, we had $2.5 billion in liabilities related to the indexed accounts of IUL, with the vast majority in the S&P 500® Index account option.

Equity Price Risk

The equity-linked return to investors creates equity price risk as the amount credited depends on changes in equity prices. Most of the proceeds received from IUL insurance are invested in fixed income securities. To hedge the equity exposure, a portion of the investment earnings received from the fixed income securities is used to purchase call spreads which generate returns to replicate what we must credit to client accounts.

Interest Rate Risk

As mentioned above, most of the proceeds received from IUL insurance are invested in fixed income securities with the return on those investments intended to fund the purchase of call spreads and options. There are two risks relating to interest rates. First, we have the risk that investment returns are such that we do not have enough investment income to purchase the needed call spreads. Second, in the event the policy is surrendered we pay out a book value surrender amount and there is a risk that we will incur a loss upon having to sell the fixed income securities backing the liability (if interest rates have risen). This risk is not currently hedged.

Foreign Currency Risk

We have foreign currency risk through our net investment in foreign subsidiaries and our operations in foreign countries. We are primarily exposed to changes in British Pounds related to our net investment in Threadneedle and BMO Global Asset Management (EMEA), which was approximately £1.4 billion as of December 31, 2022. We also have exposure related to operations in foreign countries to Euros, Indian Rupees and other currencies. We monitor the foreign exchange rates that we have exposure to and enter into foreign currency forward contracts to mitigate risk when economically prudent. As of December 31, 2022, the notional value of outstanding contracts and our remaining foreign currency risk related to operations in foreign countries were not material.

Interest Rate Risk on External Debt

The stated interest rate on the $2.8 billion of our senior unsecured notes is fixed. We did not enter into interest rate swap agreements to effectively convert the fixed interest rate on any of the senior unsecured notes to floating interest rates.

Credit Risk

We are exposed to credit risk within our investment portfolio, including our loan portfolio, and through our derivative and reinsurance activities. Credit risk relates to the uncertainty of an obligor's continued ability to make timely payments in accordance with the contractual terms of the financial instrument or contract. We consider our total potential credit

exposure to each counterparty and its affiliates to ensure compliance with pre-established credit guidelines at the time we enter into a transaction which would potentially increase our credit risk. These guidelines and oversight of credit risk are managed through a comprehensive enterprise risk management program that includes members of senior management.

We manage the risk of credit-related losses in the event of nonperformance by counterparties by applying disciplined fundamental credit analysis and underwriting standards, prudently limiting exposures to lower-quality, higher-yielding investments, and diversifying exposures by issuer, industry, region and underlying investment type. We remain exposed to occasional adverse cyclical economic downturns during which default rates may be significantly higher than the long-term historical average used in pricing.

We manage our credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master netting arrangements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Generally, our current credit exposure on over-the-counter derivative contracts is limited to a derivative counterparty's net positive fair value of derivative contracts after taking into consideration the existence of netting arrangements and any collateral received. This exposure is monitored and managed to an acceptable threshold level.

The counterparty risk for centrally cleared over-the-counter derivatives is transferred to a central clearing party through contract novation. Because the central clearing party monitors open positions and adjusts collateral requirements daily, we have minimal credit exposure from such derivative instruments.

Exchange-traded derivatives are effected through regulated exchanges that require contract standardization and initial margin to transact through the exchange. Because exchange-traded futures are marked to market and generally cash settled on a daily basis, we have minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivative instruments. Other exchange-traded derivatives would be exposed to nonperformance by counterparties for amounts in excess of initial margin requirements only if the exchange is unable to fulfill the contract.

We manage our credit risk related to reinsurance treaties by evaluating the financial condition of reinsurance counterparties prior to entering into new reinsurance treaties. In addition, we regularly evaluate their financial strength during the terms of the treaties. As of December 31, 2022, our largest reinsurance credit risks are related to coinsurance treaties with Commonwealth and with life insurance subsidiaries of Genworth Financial, Inc. See Note 7 and Note 8 to our Consolidated Financial Statements for additional information on reinsurance.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements:

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ameriprise Financial, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Ameriprise Financial, Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations, of comprehensive income, of equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of the embedded derivatives in certain variable annuity riders

As described in Notes 2, 11, 12, and 15 to the consolidated financial statements, management values the embedded derivatives attributable to the provisions of certain variable annuity riders using internal valuation models. As there is no active market for the transfer of these embedded derivatives, such internal valuation models estimate fair value by discounting expected cash flows. As of December 31, 2022, the net embedded derivative liability in certain variable annuity riders was $608 million, and is included in policyholder account balances, future policy benefits and claims on the consolidated balance sheet. Management's discounted cash flow model for estimating fair value includes observable capital market assumptions and incorporates significant unobservable inputs related to implied volatility, nonperformance risk and contractholder behavior assumptions that include margins for risk, all of which management believes a market participant would expect.

The principal considerations for our determination that performing procedures relating to the valuation of the embedded derivatives in certain variable annuity riders is a critical audit matter are the significant judgment used by management to estimate the fair value of the embedded derivatives in certain variable annuity riders, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to the significant unobservable inputs used to determine implied volatility, nonperformance risk and contractholder behavior assumptions that include margins for risk. Also, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls related to the Company's estimate of the fair value of embedded derivatives in certain variable annuity riders, including controls over the significant unobservable inputs. These procedures also included, among others, evaluating and testing management's process for developing the fair value estimate. Testing management's process included evaluating the reasonableness of the significant unobservable inputs related to implied volatility, nonperformance risk and contractholder behavior assumptions that include margins for risk and testing the completeness and accuracy of underlying data used by management in the development of the significant unobservable inputs. Professionals with specialized skill and knowledge were used to assist in (i) evaluating the reasonableness of certain significant unobservable inputs related to implied volatility, nonperformance risk and contractholder behavior assumptions that include margins for risk based on industry knowledge and data as well as historical Company data and experience, and (ii) evaluating the appropriateness of management's models.

Valuation of certain guarantees on variable annuity and certain life insurance policies accounted for as insurance liabilities

As described in Notes 2, 11, and 12 to the consolidated financial statements, the Company issues universal life, variable universal life and variable annuity policies that have product features that are accounted for as insurance liabilities. As disclosed by management, the liability for these policies, which is included in policyholder account balances, future policy benefits and claims on the consolidated balance sheet, is determined using actuarial models to estimate the present value of the projected benefits in excess of account value and recognizing the excess over the estimated life based on expected assessments. Significant assumptions used by management in projecting the present value of future benefits and assessments include customer asset value growth rates, mortality, persistency, and investment margins, and additionally for variable annuity policies, benefit utilization.

The principal considerations for our determination that performing procedures relating to the valuation of certain guarantees on variable annuity and certain life insurance policies accounted for as insurance liabilities is a critical audit matter are the significant judgment used by management when developing the estimate of certain guarantees on variable annuity and

certain life insurance policies accounted for as insurance liabilities, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's significant assumptions used to determine customer asset value growth rates, persistency, investment margins, and, for variable annuity policies, benefit utilization. Also, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company's valuation of certain guarantees on variable annuity and certain life insurance policies accounted for as insurance liabilities, including controls over management's development of the significant assumptions. These procedures also included, among others, evaluating and testing management's process for developing the estimate of certain guarantees on variable annuity and certain life insurance policies accounted for as insurance liabilities, testing the completeness and accuracy of underlying data used by management and testing that assumptions are accurately reflected in the models. Evaluating and testing management's process also included the involvement of professionals with specialized skill and knowledge to assist in (i) evaluating the reasonableness of the significant assumptions related to customer asset value growth rates, persistency, benefit utilization and investment margins based on industry knowledge and data as well as historical Company data and experience, and (ii) evaluating the appropriateness of management's models.

/s/ PricewaterhouseCoopers LLP
Minneapolis, Minnesota
February 23, 2023

We have served as the Company's auditor since 2010.

Ameriprise Financial, Inc.
Consolidated Statements of Operations

	Years Ended December 31,		
	2022	**2021**	**2020**
	(in millions, except per share amounts)		
Revenues			
Management and financial advice fees	$ 9,033	$ 9,275	$ 7,368
Distribution fees	1,938	1,830	1,661
Net investment income	1,474	1,683	1,251
Premiums, policy and contract charges	1,411	273	1,395
Other revenues	491	382	283
Total revenues	14,347	13,443	11,958
Banking and deposit interest expense	76	12	59
Total net revenues	14,271	13,431	11,899
Expenses			
Distribution expenses	4,923	5,015	4,059
Interest credited to fixed accounts	665	600	644
Benefits, claims, losses and settlement expenses	1,372	716	1,806
Amortization of deferred acquisition costs	208	124	277
Interest and debt expense	198	191	162
General and administrative expense	3,723	3,435	3,120
Total expenses	11,089	10,081	10,068
Pretax income	3,182	3,350	1,831
Income tax provision	623	590	297
Net income	$ 2,559	$ 2,760	$ 1,534
Earnings per share			
Basic	$ 22.99	$ 23.53	$ 12.39
Diluted	$ 22.51	$ 23.00	$ 12.20

See Notes to Consolidated Financial Statements.

Ameriprise Financial, Inc.
Consolidated Statements of Comprehensive Income

	Years Ended December 31,		
	2022	**2021**	**2020**
	(in millions)		
Net income	$ 2,559	$ 2,760	$ 1,534
Other comprehensive income (loss), net of tax:			
Net unrealized gains (losses) on securities	(2,512)	(673)	489
Net unrealized gains (losses) on derivatives	(1)	(1)	(1)
Defined benefit plans	76	53	(66)
Foreign currency translation adjustment	(171)	(13)	27
Total other comprehensive income (loss), net of tax	(2,608)	(634)	449
Total comprehensive income (loss)	$ (49)	$ 2,126	$ 1,983

See Notes to Consolidated Financial Statements.

Ameriprise Financial, Inc.
Consolidated Balance Sheets

	December 31,	
	2022	**2021**
	(in millions, except share amounts)	
Assets		
Cash and cash equivalents	$ 6,964	$ 7,127
Cash of consolidated investment entities	133	121
Investments (allowance for credit losses: 2022, $39; 2021, $18)	44,524	35,810
Investments of consolidated investment entities, at fair value	2,354	2,184
Separate account assets	73,962	97,491
Receivables (allowance for credit losses: 2022, $75; 2021, $55)	15,779	16,205
Receivables of consolidated investment entities, at fair value	20	17
Deferred acquisition costs	3,160	2,782
Restricted and segregated cash, cash equivalents and investments	2,229	2,795
Other assets	9,341	11,375
Other assets of consolidated investment entities, at fair value	2	3
Total assets	$ 158,468	$ 175,910
Liabilities and Equity		
Liabilities:		
Policyholder account balances, future policy benefits and claims	$ 36,067	$ 35,750
Separate account liabilities	73,962	97,491
Customer deposits	30,775	20,227
Short-term borrowings	201	200
Long-term debt	2,821	2,832
Debt of consolidated investment entities, at fair value	2,363	2,164
Accounts payable and accrued expenses	2,242	2,527
Other liabilities	6,305	8,641
Other liabilities of consolidated investment entities, at fair value	119	137
Total liabilities	154,855	169,969
Equity:		
Common shares ($0.01 par value; shares authorized, 1,250,000,000; shares issued, 335,864,062 and 334,828,117, respectively)	3	3
Additional paid-in capital	9,517	9,220
Retained earnings	19,531	17,525
Treasury shares, at cost (230,585,072 and 223,967,107 shares, respectively)	(23,089)	(21,066)
Accumulated other comprehensive income (loss), net of tax	(2,349)	259
Total equity	3,613	5,941
Total liabilities and equity	$ 158,468	$ 175,910

See Notes to Consolidated Financial Statements.

Ameriprise Financial, Inc.
Consolidated Statements of Equity

	Number of Outstanding Shares	Common Shares	Additional Paid-In Capital	Retained Earnings	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Total
			(in millions, except share data)				
Balances at January 1, 2020	123,939,234	$ 3	$ 8,461	$ 14,279	$ (17,276)	$ 444	$ 5,911
Cumulative effect of adoption of current expected credit losses guidance	—	—	—	(9)	—	—	(9)
Net income	—	—	—	1,534	—	—	1,534
Other comprehensive income, net of tax	—	—	—	—	—	449	449
Dividends to shareholders	—	—	—	(512)	—	—	(512)
Repurchase of common shares	(10,241,160)	—	—	—	(1,647)	—	(1,647)
Share-based compensation plans	3,067,539	—	361	—	44	—	405
Balances at December 31, 2020	116,765,613	3	8,822	15,292	(18,879)	893	6,131
Net income	—	—	—	2,760	—	—	2,760
Other comprehensive loss, net of tax	—	—	—	—	—	(634)	(634)
Dividends to shareholders	—	—	—	(527)	—	—	(527)
Repurchase of common shares	(8,744,127)	—	—	—	(2,222)	—	(2,222)
Share-based compensation plans	2,839,524	—	398	—	35	—	433
Balances at December 31, 2021	110,861,010	3	9,220	17,525	(21,066)	259	5,941
Net income	—	—	—	2,559	—	—	2,559
Other comprehensive loss, net of tax	—	—	—	—	—	(2,608)	(2,608)
Dividends to shareholders	—	—	—	(553)	—	—	(553)
Repurchase of common shares	(7,371,332)	—	—	—	(2,095)	—	(2,095)
Share-based compensation plans	1,789,312	—	297	—	72	—	369
Balances at December 31, 2022	105,278,990	$ 3	$ 9,517	$ 19,531	$ (23,089)	$ (2,349)	$ 3,613

See Notes to Consolidated Financial Statements.

Ameriprise Financial, Inc.
Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2022	**2021**	**2020**
	(in millions)		
Cash Flows from Operating Activities			
Net income	$ 2,559	$ 2,760	$ 1,534
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation, amortization and accretion, net	(40)	98	207
Deferred income tax expense (benefit)	(4)	(87)	(321)
Share-based compensation	170	152	146
Net realized investment (gains) losses	(1)	(632)	(22)
Net trading (gains) losses	16	5	(10)
Loss from equity method investments	36	75	66
Impairments and provision for loan and credit losses	98	4	24
Net (gains) losses of consolidated investment entities	17	(20)	7
Changes in operating assets and liabilities			
Restricted and segregated investments	(96)	25	(500)
Deferred acquisition costs	11	(156)	49
Policyholder account balances, future policy benefits and claims, net	1,433	2,086	3,054
Derivatives, net of collateral	315	(570)	(141)
Receivables	44	(520)	(648)
Brokerage deposits	(345)	26	346
Accounts payable and accrued expenses	(219)	300	129
Current income tax, net	116	(308)	25
Deferred taxes, net	4	4	334
Other operating assets and liabilities of consolidated investment entities, net	2	20	(15)
Other, net	291	63	359
Net cash provided by (used in) operating activities	4,407	3,325	4,623
Cash Flows from Investing Activities			
Available-for-Sale securities:			
Proceeds from sales	1,306	556	1,708
Maturities, sinking fund payments and calls	7,621	11,501	9,554
Purchases	(22,034)	(14,718)	(13,525)
Proceeds from sales, maturities and repayments of mortgage loans	169	299	217
Funding and purchases of mortgage loans	(207)	(263)	(165)
Proceeds from sales, maturities and collections of other investments	96	173	198
Purchase of other investments	(99)	(97)	(284)
Purchase of investments by consolidated investment entities	(961)	(1,603)	(957)
Proceeds from sales, maturities and repayments of investments by consolidated investment entities	615	1,047	606
Purchase of land, buildings, equipment and software	(182)	(120)	(147)
Cash paid for written options with deferred premiums	(619)	(552)	(338)
Cash received from written options with deferred premiums	204	106	133
Cash returned (paid) for acquisition of business, net of cash acquired	34	(576)	—
Cash paid for deposit receivables	(45)	(377)	(4)
Cash received for deposit receivables	550	254	93
Other, net	(31)	(10)	17
Net cash provided by (used in) investing activities	$ (13,583)	$ (4,380)	$ (2,894)

	Years Ended December 31,		
	2022	2021	2020
		(in millions)	
Cash Flows from Financing Activities			
Investment certificates:			
Proceeds from additions	$ 8,343	$ 2,733	$ 4,259
Maturities, withdrawals and cash surrenders	(4,339)	(4,190)	(5,016)
Policyholder account balances:			
Deposits and other additions	1,169	1,553	1,649
Net transfers from (to) separate accounts	(162)	(273)	(125)
Surrenders and other benefits	(1,459)	(1,365)	(1,357)
Change in banking deposits, net	6,885	4,016	3,616
Cash paid for purchased options with deferred premiums	(197)	(156)	(211)
Cash received from purchased options with deferred premiums	378	1,350	40
Issuance of long-term debt, net of issuance costs	495	4	496
Repayments of long-term debt	(510)	(9)	(762)
Dividends paid to shareholders	(534)	(511)	(497)
Repurchase of common shares	(1,978)	(2,030)	(1,441)
Exercise of stock options	—	1	3
Borrowings of consolidated investment entities	341	1,756	382
Repayments of debt by consolidated investment entities	(4)	(1,142)	(74)
Other, net	2	(14)	(10)
Net cash provided by (used in) financing activities	8,430	1,723	952
Effect of exchange rate changes on cash	(68)	(2)	9
Net increase (decrease) in cash and cash equivalents, including amounts restricted	(814)	666	2,690
Cash and cash equivalents, including amounts restricted at beginning of period	9,569	8,903	6,213
Cash and cash equivalents, including amounts restricted at end of period	$ 8,755	$ 9,569	$ 8,903
Supplemental Disclosures:			
Interest paid excluding consolidated investment entities	$ 152	$ 113	$ 168
Interest paid by consolidated investment entities	75	90	55
Income taxes paid, net	500	986	236
Leased assets obtained in exchange for finance lease liabilities	—	4	—
Leased assets obtained in exchange for operating lease liabilities	47	109	76
Non-cash investing activities:			
Investments transferred in connection with fixed annuity reinsurance transaction	—	7,513	—
Exchange of an investment that resulted in a realized gain and an increase to amortized cost	—	17	—

	December 31,	
	2022	2021
	(in millions)	
Reconciliation of cash and cash equivalents, including amounts restricted:		
Cash and cash equivalents	$ 6,964	$ 7,127
Cash of consolidated investment entities	133	121
Restricted and segregated cash, cash equivalents and investments	2,229	2,795
Less: Restricted and segregated investments	(571)	(474)
Total cash and cash equivalents, including amounts restricted per consolidated statements of cash flows	$ 8,755	$ 9,569

See Notes to Consolidated Financial Statements.

Ameriprise Financial, Inc.
Notes to Consolidated Financial Statements

1. Basis of Presentation

Ameriprise Financial, Inc. is a holding company, which primarily conducts business through its subsidiaries to provide financial planning, products and services that are designed to be utilized as solutions for clients' cash and liquidity, asset accumulation, income, protection and estate and wealth transfer needs. The foreign operations of Ameriprise Financial, Inc. are conducted primarily through Columbia Threadneedle Investments UK International Limited, TAM UK International Holdings Ltd and Ameriprise Asset Management Holdings Singapore (Pte.) Ltd and their respective subsidiaries (collectively, "Threadneedle").

The accompanying Consolidated Financial Statements include the accounts of Ameriprise Financial, Inc., companies in which it directly or indirectly has a controlling financial interest and variable interest entities ("VIEs") in which it is the primary beneficiary (collectively, the "Company"). All intercompany transactions and balances have been eliminated in consolidation.

During 2022, the Company identified an error related to the shadow unearned revenue liability balance associated with universal life insurance products. The Company evaluated the error and determined that the impact was not material to the Company's results for any prior period, but that correcting the cumulative impact of the error in the current period would be material to total comprehensive income for the year ended December 31, 2022. Accordingly, and for comparability, the Company revised the prior period Consolidated Financial Statements and related disclosures impacted. A summary of the revision to the Company's previously reported Consolidated Financial Statements is presented in Note 28.

The accompanying Consolidated Financial Statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Certain reclassifications of prior period amounts have been made to conform with the current presentation.

The Company evaluated events or transactions that may have occurred after the balance sheet date for potential recognition or disclosure through the date the financial statements were issued. Other than disclosed in Note 19 and Note 22, no other subsequent events or transactions requiring recognition or disclosure were identified.

2. Summary of Significant Accounting Policies

Principles of Consolidation

A VIE is an entity that either has equity investors that lack certain essential characteristics of a controlling financial interest (including substantive voting rights, the obligation to absorb the entity's losses, or the rights to receive the entity's returns) or has equity investors that do not provide sufficient financial resources for the entity to support its activities.

Voting interest entities ("VOEs") are those entities that do not qualify as a VIE. The Company consolidates VOEs in which it holds a greater than 50% voting interest. The Company generally accounts for entities using the equity method when it holds a greater than 20% but less than 50% voting interest or when the Company exercises significant influence over the entity. All other investments that are not reported at fair value as trading or Available-for-Sale securities are accounted for using the measurement alternative method when the Company owns less than a 20% voting interest and does not exercise significant influence. Under the measurement alternative, the investment is recorded at the cost basis, less impairments, if any, plus or minus observable price changes of identical or similar investments of the same issuer.

A VIE is consolidated by the reporting entity that determines it has both:

- the power to direct the activities of the VIE that most significantly impact the VIE's economic performance; and

- the obligation to absorb potentially significant losses or the right to receive potentially significant benefits to the VIE.

All VIEs are assessed for consolidation under this framework. When evaluating entities for consolidation, the Company considers its contractual rights in determining whether it has the power to direct the activities of the VIE that most significantly impact the VIE's economic performance. In determining whether the Company has this power, it considers whether it is acting in a role that enables it to direct the activities that most significantly impact the economic performance of an entity or if it is acting in an agent role.

In determining whether the Company has the obligation to absorb potential significant losses of the VIE or the right to receive potential significant benefits from the VIE that could potentially be significant to the VIE, the Company considers

an analysis of its rights to receive benefits such as investment returns and its obligation to absorb losses associated with any investment in the VIE in conjunction with other qualitative factors. Management and incentive fees that are at market and commensurate with the level of services provided, and where the Company does not hold other interests in the VIE that would absorb more than an insignificant amount of the VIE's expected losses or receive more than an insignificant amount of the VIE's expected residual returns, are not considered a variable interest and are excluded from the analysis.

The consolidation guidance has a scope exception for reporting entities with interests in registered money market funds which do not have an explicit support agreement.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries, whose functional currency is other than the U.S. dollar, are translated into U.S. dollars based upon exchange rates prevailing at the end of each period. Revenues and expenses are translated at average daily exchange rates during the period. The resulting translation adjustment, along with any related hedge and tax effects, are included in accumulated other comprehensive income ("AOCI"). The determination of the functional currency is based on the primary economic environment in which the entity operates. Gains and losses from foreign currency transactions are included in General and administrative expenses.

Amounts Based on Estimates and Assumptions

Accounting estimates are an integral part of the Consolidated Financial Statements. In part, they are based upon assumptions concerning future events. Among the more significant are those that relate to investment securities valuation and the recognition of credit losses or impairments, deferred acquisition costs ("DAC") and the corresponding recognition of DAC amortization, valuation of derivative instruments and hedging activities, litigation reserves, future policy benefits and claims reserves and income tax provision and the recognition of deferred tax assets and liabilities. These accounting estimates reflect the best judgment of management and actual results could differ.

Cash and Cash Equivalents

Cash equivalents include time deposits and other highly liquid investments with original or remaining maturities at the time of purchase of 90 days or less.

Investments

Available-for-Sale Securities

Available-for-Sale securities are carried at fair value with unrealized gains (losses) recorded in AOCI, net of impacts to DAC, deferred sales inducement costs ("DSIC"), unearned revenue, benefit reserves, reinsurance recoverables and income taxes. Available-for-Sale securities are recorded within Investments. Gains and losses are recognized on a trade date basis in the Consolidated Statements of Operations upon disposition of the securities.

Available-for-Sale securities are impaired when the fair value of an investment is less than its amortized cost. When an Available-for-Sale security is impaired, the Company first assesses whether or not: (i) it has the intent to sell the security (i.e., made a decision to sell) or (ii) it is more likely than not that the Company will be required to sell the security before its anticipated recovery. If either of these conditions exist, the Company recognizes an impairment by reducing the book value of the security for the difference between the investment's amortized cost and its fair value with a corresponding charge to earnings. Subsequent increases in fair value of Available-for-Sale securities that occur in periods after a write-down has occurred are recorded as unrealized gains in other comprehensive income ("OCI"), while subsequent decreases in fair value would continue to be recorded as reductions of book value with a charge to earnings.

For securities that do not meet the above criteria, the Company determines whether the decrease in fair value is due to a credit loss or due to other factors. The amount of impairment due to credit-related factors, if any, is recognized as an allowance for credit losses with a related charge to Net investment income. The allowance for credit losses is limited to the amount by which the security's amortized cost basis exceeds its fair value. The amount of the impairment related to other factors is recognized in OCI.

Factors the Company considers in determining whether declines in the fair value of fixed maturity securities due to credit-related factors include: (i) the extent to which the market value is below amortized cost; (ii) fundamental analysis of the liquidity, business prospects and overall financial condition of the issuer; and (iii) market events that could impact credit ratings, economic and business climate, litigation and government actions, and similar external business factors.

If through subsequent evaluation there is a sustained increase in cash flows expected, both the allowance and related charge to earnings may be reversed to reflect the increase in expected principal and interest payments.

In order to determine the amount of the credit loss component for corporate debt securities, a best estimate of the present value of cash flows expected to be collected discounted at the security's effective interest rate is compared to the amortized cost basis of the security. The significant inputs to cash flow projections consider potential debt restructuring terms, projected cash flows available to pay creditors and the Company's position in the debtor's overall capital structure. When assessing potential credit-related impairments for structured investments (e.g., residential mortgage backed securities, commercial mortgage backed securities, asset backed securities and other structured investments), the Company also considers credit-related factors such as overall deal structure and its position within the structure, quality of underlying collateral, delinquencies and defaults, loss severities, recoveries, prepayments and cumulative loss projections.

Management has elected to exclude accrued interest in its measurement of the allowance for credit losses for Available-for-Sale securities. Accrued interest on Available-for-Sale securities is recorded as earned in Receivables. Available-for-Sale securities are generally placed on nonaccrual status when the accrued balance becomes 90 days past due or earlier based on management's evaluation of the facts and circumstances of each security under review. All previously accrued interest is reversed through Net investment income.

Financing Receivables

Commercial Loans
Commercial loans include commercial mortgage loans, syndicated loans, and advisor loans and are recorded at amortized cost less the allowance for loan losses. Commercial mortgage loans and syndicated loans are recorded within Investments and advisor loans are recorded within Receivables. Commercial mortgage loans are loans on commercial properties that are originated by the Company. Syndicated loans represent the Company's investment in loan syndications originated by unrelated third parties.

The Company offers loans to financial advisors primarily for recruiting, transitional cost assistance, retention purposes, practice operations, and growth strategies. These advisor loans are generally repaid over a five- to ten-year period. If the financial advisor is no longer affiliated with the Company, any unpaid balance of such loan becomes immediately due.

Interest income is accrued as earned on the unpaid principal balances of the loans. Interest income recognized on commercial mortgage loans and syndicated loans is recorded in Net investment income. Interest income recognized on advisor loans is recorded in Other revenues.

Consumer Loans
Consumer loans consist of credit card receivables, policy loans, brokerage margin loans and pledged asset lines of credit and are recorded at amortized cost less the allowance for loan losses. Credit card receivables and policy loans are recorded within Investments. Brokerage margin loans and pledged asset lines of credit are recorded within Receivables. Credit card receivables are related to Ameriprise-branded credit cards issued to the Company's customers by a third party. When originated, policy loan balances do not exceed the cash surrender value of the underlying products. The Company's broker dealer subsidiaries enter into lending arrangements with clients through the normal course of business, which are primarily based on customer margin levels. Ameriprise Bank, FSB ("Ameriprise Bank") enters into revolving lines of credit with customers of the Company's broker dealer subsidiaries, where certain of the customer's assets held in brokerage accounts serve as collateral.

Interest income is accrued as earned on the unpaid principal balances of the loans. Interest income recognized on consumer loans is recorded in Net investment income.

Deposit Receivables
For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability related to insurance risk in accordance with applicable accounting standards. If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits made and any related embedded derivatives are included in Receivables. As amounts are received, consistent with the underlying contracts, deposit receivables are adjusted. Deposit receivables are accreted using the interest method and the accretion is reported in Other revenues.

See Note 7 for additional information on financing receivables.

Allowance for Credit Losses
The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected over the asset's expected life, considering past events, current

conditions and reasonable and supportable forecasts of future economic conditions. Estimates of expected credit losses consider both historical charge-off and recovery experience as well as current economic conditions and management's expectation of future charge-off and recovery levels. Expected losses related to risks other than credit risk are excluded from the allowance for credit losses. The allowance for credit losses is measured and recorded upon initial recognition of the loan, regardless of whether it is originated or purchased. The methods and information used to develop the allowance for credit losses for each class of financing receivable are discussed below.

Commercial Loans

The allowance for credit losses for commercial mortgage loans and syndicated loans utilizes a probability of default and loss severity approach to estimate lifetime expected credit losses. Actual historical default and loss severity data for each type of commercial loan is adjusted for current conditions and reasonable and supportable forecasts of future economic conditions to develop the probability of default and loss severity assumptions that are applied to the amortized cost basis of the loans over the expected life of each portfolio. The allowance for credit losses on commercial mortgage loans and syndicated loans is recorded through provisions charged to Net investment income and is reduced/increased by net charge-offs/recoveries.

Management determines the adequacy of the allowance for credit losses based on the overall loan portfolio composition, recent and historical loss experience, and other pertinent factors, including when applicable, internal risk ratings, loan-to-value ("LTV") ratios, and occupancy rates, along with reasonable and supportable forecasts of economic and market conditions. This evaluation is inherently subjective as it requires estimates, which may be susceptible to significant change.

While the Company may attribute portions of the allowance to specific loan pools as part of the allowance estimation process, the entire allowance is available to absorb losses expected over the life of the portfolio.

When determining the allowance for credit losses for advisor loans, the Company considers its actual historical collection experience and advisor termination experience as well as other factors including amounts due at termination, the reasons for the terminated relationship, length of time since termination, and the former financial advisor's overall financial position. Management may identify certain pools of advisors at higher risk of termination based on production metrics or other factors. Management uses its best estimate of future termination and collection rates to estimate expected credit losses over the expected life of the loans. The allowance for credit losses on advisor loans is recorded through provisions charged to Distribution expenses and is reduced/increased by net charge-offs/recoveries.

Consumer Loans

The allowance for loan losses for credit card receivables is based on a model that projects the Company's receivable exposure over the expected life of the loans using cohorts based on the age of the receivable, geographic location, and credit scores. The model utilizes industry data to derive probability of default and loss given default assumptions, adjusted for current and future economic conditions. Management evaluates actual historical charge-off experience and monitors risk factors including FICO scores and past-due status within the credit card portfolio to ensure the allowance for loan losses based on industry data appropriately reserves for risks specific to the Company's portfolio. The allowance for credit losses for credit card receivables is recorded through provisions charged to Net investment income and is reduced/increased by net charge-offs/recoveries.

The Company monitors the market value of collateral supporting the margin loans and pledged asset lines of credit and requests additional collateral when necessary in order to mitigate the risk of loss. Due to these ongoing monitoring procedures, the allowance for credit losses is only measured for the margin loan balances and pledged asset line of credit balances that are uncollateralized at the balance sheet date.

Policy loans do not exceed the cash surrender value at origination. As there is minimal risk of loss related to policy loans, there is no allowance for credit losses.

Deposit Receivables

The allowance for credit losses is calculated on an individual reinsurer basis. Deposit receivables are collateralized by underlying trust arrangements. Management evaluates the terms of the reinsurance and trust agreements, the nature of the underlying assets, and the potential for changes in the collateral value when considering the need for an allowance for credit losses.

Nonaccrual Loans

Commercial mortgage loans and syndicated loans are placed on nonaccrual status when either the collection of interest or principal has become 90 days past due or is otherwise considered doubtful of collection. Advisor loans are placed on

nonaccrual status upon the advisor's termination. When a loan is placed on nonaccrual status, unpaid accrued interest is reversed. Interest payments received on loans on nonaccrual status are generally applied to principal unless the remaining principal balance has been determined to be fully collectible. Management has elected to exclude accrued interest in its measurement of the allowance for credit losses for commercial mortgage loans, syndicated loans, and consumer loans.

Restructured Loans

A loan is classified as a restructured loan when the Company makes certain concessionary modifications to contractual terms for borrowers experiencing financial difficulties. When the interest rate, minimum payments, and/or due dates have been modified in an attempt to make the loan more affordable to a borrower experiencing financial difficulties, the modification is considered a troubled debt restructuring ("TDR"). Modifications to loan terms do not automatically result in TDRs. Generally, performance prior to the restructuring or significant events that coincide with the restructuring are considered in assessing whether the borrower can meet the new terms which may result in the loan being returned to accrual status at the time of the restructuring or after a performance period. If the borrower's ability to meet the revised payment schedule is not reasonably assured, the loan remains on nonaccrual status.

Charge-off and Foreclosure

Commercial Loans

Charge-offs are recorded when the Company concludes that all or a portion of the commercial mortgage loan or syndicated loan is uncollectible. Factors used by the Company to determine whether all amounts due on commercial mortgage loans will be collected, include but are not limited to, the financial condition of the borrower, performance of the underlying properties, collateral and/or guarantees on the loan, and the borrower's estimated future ability to pay based on property type and geographic location. Factors used by the Company to determine whether all amounts due on syndicated loans will be collected, include but are not limited to the borrower's financial condition, industry outlook, and internal risk ratings based on rating agency data and internal analyst expectations.

If it is determined that foreclosure on a commercial mortgage loan is probable and the fair value is less than the current loan balance, expected credit losses are measured as the difference between the amortized cost basis of the asset and fair value less estimated costs to sell, if applicable. Upon foreclosure, the commercial mortgage loan and related allowance are reversed, and the foreclosed property is recorded as real estate owned within Other assets.

Concerns regarding the recoverability of loans to advisors primarily arise in the event that the financial advisor is no longer affiliated with the Company. When the review of these factors indicates that further collection activity is highly unlikely, the outstanding balance of the loan is written-off and the related allowance is reduced.

Consumer Loans

Credit card receivables are not placed on nonaccrual status at 90 days past due; however, they are fully charged off upon reaching 180 days past due.

Separate Account Assets and Liabilities

Separate account assets represent funds held for the benefit of, and Separate account liabilities represent the obligation to, the variable annuity contractholders and variable life insurance policyholders who have a contractual right to receive the benefits of their contract or policy and bear the related investment risk. Gains and losses on separate account assets accrue directly to the contractholder or policyholder and are not reported in the Consolidated Statements of Operations. Included in separate account assets and liabilities is the fair value of the pooled pension funds that are offered by Threadneedle. Separate account assets are recorded at fair value and Separate account liabilities are equal to the assets recognized.

Restricted and Segregated Cash, Cash Equivalents and Investments

Amounts segregated under federal and other regulations are held in special reserve bank accounts for the exclusive benefit of the Company's brokerage customers. Cash and cash equivalents included in Restricted and segregated cash, cash equivalents and investments are presented as part of cash balances in the Consolidated Statements of Cash Flows.

Land, Buildings, Equipment and Software

Land, buildings, equipment and internally developed software are carried at cost less accumulated depreciation or amortization and are reflected within Other assets. The Company uses the straight-line method of depreciation and amortization over periods ranging from three to 39 years.

As of December 31, 2022 and 2021, land, buildings, equipment and software were $630 million and $590 million, respectively, net of accumulated depreciation of $1.9 billion and $2.0 billion, respectively. Depreciation and amortization expense for the years ended December 31, 2022, 2021 and 2020 was $142 million, $144 million and $153 million, respectively.

Leases

The Company has operating and finance leases for corporate and field offices. The Company determines if an arrangement is a lease at inception or modification. Right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and corresponding lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company uses its incremental borrowing rate to determine the present value of the future lease payments. The incremental borrowing rate is determined at lease commencement date using a secured rate for a similar term as the period of the lease. Certain lease incentives such as free rent periods are recorded as a reduction of the ROU asset. Lease costs for operating ROU assets is recognized on a straight-line basis over the lease term.

Certain leases include one or more options to renew with terms that can extend the lease from one year to 20 years. The exercise of any lease renewal option is at the sole discretion of the Company. Renewal options are included in the ROU assets and lease liabilities when they either provide an economic incentive to renew or when the costs related to the termination of a lease outweigh the benefits of signing a new lease.

Operating and finance ROU assets are reflected in Other assets. Operating lease liabilities and finance lease liabilities are reflected in Other liabilities and Long-term debt, respectively.

Goodwill and Other Intangible Assets

Goodwill represents the amount of an acquired company's acquisition cost in excess of the fair value of assets acquired and liabilities assumed. The Company evaluates goodwill for impairment annually on the measurement date of July 1 and whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose of a reporting unit. Impairment is the amount carrying value exceeds fair value and is evaluated at the reporting unit level. The Company assesses various qualitative factors to determine whether impairment is likely to have occurred. If impairment were to occur, the Company would use the discounted cash flow method, a variation of the income approach.

Intangible assets are amortized over their estimated useful lives unless they are deemed to have indefinite useful lives. The Company evaluates the definite lived intangible assets remaining useful lives annually and tests for impairment whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate. For definite lived intangible assets, impairment to fair value is recognized if the carrying amount is not recoverable. Indefinite lived intangibles are also tested for impairment annually or whenever circumstances indicate an impairment may have occurred.

Goodwill and other intangible assets are reflected in Other assets.

Derivative Instruments and Hedging Activities

Freestanding derivative instruments are recorded at fair value and are reflected in Other assets or Other liabilities. The Company's policy is to not offset fair value amounts recognized for derivatives and collateral arrangements executed with the same counterparty under the same master netting arrangement. The accounting for changes in fair value of a derivative instrument depends on its intended use and the resulting hedge designation, if any. The Company primarily uses derivatives as economic hedges that are not designated as accounting hedges or do not qualify for hedge accounting treatment. The Company occasionally designates derivatives as (i) hedges of the changes in fair value of assets, liabilities, or firm commitments ("fair value hedges"), (ii) hedges of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedges"), or (iii) hedges of foreign currency exposures of net investments in foreign operations ("net investment hedges in foreign operations").

Derivative instruments that are entered into for hedging purposes are designated as such at the time the Company enters into the contract. For all derivative instruments that are designated for hedging activities, the Company documents all of the hedging relationships between the hedge instruments and the hedged items at the inception of the relationships. Management also documents its risk management objectives and strategies for entering into the hedge transactions. The Company assesses, at inception and on a quarterly basis, whether derivatives designated as hedges are highly effective in offsetting the fair value or cash flows of hedged items. If it is determined that a derivative is no longer highly effective as a hedge, the Company will discontinue the application of hedge accounting.

For derivative instruments that do not qualify for hedge accounting or are not designated as accounting hedges, changes in fair value are recognized in current period earnings. Changes in fair value of derivatives are presented in the Consolidated Statements of Operations based on the nature and use of the instrument. Changes in fair value of derivatives used as economic hedges are presented in the Consolidated Statements of Operations with the corresponding change in the hedged asset or liability.

For derivative instruments that qualify as fair value hedges, the changes in fair value of the derivatives, as well as the changes in fair value of the hedged assets, liabilities or firm commitments, are recognized on a net basis in current period earnings. The carrying value of the hedged item is adjusted for the change in fair value from the designated hedged risk. If a fair value hedge designation is removed or the hedge is terminated prior to maturity, previous adjustments to the carrying value of the hedged item are recognized into earnings over the remaining life of the hedged item.

For derivative instruments that qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instruments is reported in AOCI and reclassified into earnings when the hedged item or transaction impacts earnings. The amount that is reclassified into earnings is presented in the Consolidated Statements of Operations with the hedged instrument or transaction impact. Any ineffective portion of the gain or loss is reported in current period earnings as a component of Net investment income. If a hedge designation is removed or a hedge is terminated prior to maturity, the amount previously recorded in AOCI is reclassified to earnings over the period that the hedged item impacts earnings. For hedge relationships that are discontinued because the forecasted transaction is not expected to occur according to the original strategy, any related amounts previously recorded in AOCI are recognized in earnings immediately.

For derivative instruments that qualify as net investment hedges in foreign operations, the effective portion of the change in fair value of the derivatives is recorded in AOCI as part of the foreign currency translation adjustment. Any ineffective portion of the net investment hedges in foreign operations is recognized in Net investment income during the period of change.

The equity component of indexed annuity, structured variable annuity, indexed universal life ("IUL") and stock market certificate ("SMC") obligations are considered embedded derivatives. Additionally, certain annuities contain guaranteed minimum accumulation benefit ("GMAB") and guaranteed minimum withdrawal benefit ("GMWB") provisions. The GMAB and the non-life contingent benefits associated with GMWB provisions are also considered embedded derivatives.

See Note 15 for information regarding the Company's fair value measurement of derivative instruments and Note 17 for the impact of derivatives on the Consolidated Statements of Operations.

Deferred Acquisition Costs

The Company incurs costs in connection with acquiring new and renewal insurance and annuity businesses. The portion of these costs which are incremental and direct to the acquisition of a new or renewal insurance policy or annuity contract are deferred. Significant costs capitalized include sales based compensation related to the acquisition of new and renewal insurance policies and annuity contracts, medical inspection costs for successful sales, and a portion of employee compensation and benefit costs based upon the amount of time spent on successful sales. Sales based compensation paid to advisors and employees and third-party distributors is capitalized. Employee compensation and benefits costs which are capitalized relate primarily to sales efforts, underwriting and processing. All other costs which are not incremental direct costs of acquiring an insurance policy or annuity contract are expensed as incurred. The DAC associated with insurance policies or annuity contracts that are significantly modified or internally replaced with another contract are accounted for as contract terminations. These transactions are anticipated in establishing amortization periods and other valuation assumptions.

The Company monitors other DAC amortization assumptions, such as persistency, mortality, morbidity, interest margin, variable annuity benefit utilization and maintenance expense levels each quarter and, when assessed independently, each could impact the Company's DAC balances.

The analysis of DAC balances and the corresponding amortization is a dynamic process that considers all relevant factors and assumptions described previously. Unless the Company's management identifies a significant deviation over the course of the quarterly monitoring, management reviews and updates these DAC amortization assumptions annually in the third quarter of each year.

Non-Traditional Long-Duration Products

For non-traditional long-duration products (including variable, structured variable and fixed deferred annuity contracts, universal life ("UL") and variable universal life ("VUL") insurance products), DAC are amortized based on projections of estimated gross profits ("EGPs") over amortization periods equal to the approximate life of the business.

EGPs vary based on persistency rates (assumptions at which contractholders and policyholders are expected to surrender, make withdrawals from and make deposits to their contracts), mortality levels, client asset value growth rates (based on equity and bond market performance), variable annuity benefit utilization and interest margins (the spread between earned rates on invested assets and rates credited to contractholder and policyholder accounts) and are management's best estimates. Management regularly monitors financial market conditions and actual contractholder and policyholder behavior experience and compares them to its assumptions. These assumptions are updated whenever it appears that earlier estimates should be revised. When assumptions are changed, the percentage of EGPs used to amortize DAC might also change. A change in the required amortization percentage is applied retrospectively; an increase in amortization percentage will result in a decrease in the DAC balance and an increase in DAC amortization expense, while a decrease in amortization percentage will result in an increase in the DAC balance and a decrease in DAC amortization expense. The impact on results of operations of changing assumptions can be either positive or negative in any particular period and is reflected in the period in which such changes are made. At each balance sheet date, the DAC balance is adjusted for the effect that would result from the realization of unrealized gains or losses on securities impacting EGPs, with the related change recognized through AOCI.

The client asset value growth rates are the rates at which variable annuity and VUL insurance contract values invested in separate accounts are assumed to appreciate in the future. The rates used vary by equity and fixed income investments. Management reviews and, where appropriate, adjusts its assumptions with respect to client asset value growth rates on a regular basis. The Company typically uses a five-year mean reversion process as a guideline in setting near-term equity fund growth rates based on a long-term view of financial market performance as well as recent actual performance. The suggested near-term equity fund growth rate is reviewed quarterly to ensure consistency with management's assessment of anticipated equity market performance. DAC amortization expense recorded in a period when client asset value growth rates exceed management's near-term estimate will typically be less than in a period when growth rates fall short of management's near-term estimate.

Traditional Long-Duration Products

For traditional long-duration products (including traditional life and disability income ("DI") insurance products), DAC are generally amortized as a percentage of premiums over amortization periods equal to the premium paying period. The assumptions made in calculating the DAC balance and DAC amortization expense are consistent with those used in determining the liabilities.

For traditional life and DI insurance products, the assumptions provide for adverse deviations in experience and are revised only if management concludes experience will be so adverse that DAC are not recoverable. If management concludes that DAC are not recoverable, DAC are reduced to the amount that is recoverable based on best estimate assumptions and there is a corresponding expense recorded in the Consolidated Statements of Operations.

Deferred Sales Inducement Costs

Sales inducement costs consist of bonus interest credits and premium credits added to certain annuity contract and insurance policy values. These benefits are capitalized to the extent they are incremental to amounts that would be credited on similar contracts without the applicable feature. The amounts capitalized are amortized using the same methodology and assumptions used to amortize DAC. DSIC is recorded in Other assets, and amortization of DSIC is recorded in Benefits, claims, losses and settlement expenses.

Reinsurance

The Company cedes insurance risk to other insurers under reinsurance agreements.

Reinsurance premiums paid and benefits received are accounted for consistently with the basis used in accounting for the policies from which risk is reinsured and consistently with the terms of the reinsurance contracts. Reinsurance premiums for traditional life, long term care ("LTC"), DI and life contingent immediate annuities, net of the change in any prepaid reinsurance asset, are reported as a reduction of Premiums, policy and contract charges. UL and VUL reinsurance premiums are reported as a reduction of Premiums, policy and contract charges. In addition, for UL and VUL insurance policies, the net cost of reinsurance ceded, which represents the discounted amount of the expected cash flows between the reinsurer and the Company, is classified as an asset and amortized over the estimated life of the policies in proportion to the estimated gross profits and is subject to retrospective adjustment in a manner similar to retrospective adjustment of DAC. The assumptions used to project the expected cash flows are consistent with those used for DAC valuation for the same contracts. Changes in the net cost of reinsurance are reflected as a component of Premiums, policy and contract charges. Reinsurance recoveries are reported as components of Benefits, claims, losses and settlement expenses.

Insurance liabilities are reported before the effects of reinsurance. Policyholder account balances, future policy benefits and claims recoverable under reinsurance contracts are recorded within Receivables, net of the allowance for credit losses.

The Company evaluates the financial condition of its reinsurers prior to entering into new reinsurance contracts and on a periodic basis during the contract term. The allowance for credit losses related to reinsurance recoverable is based on applying observable industry data including insurer ratings, default and loss severity data to the Company's reinsurance recoverable balances. Management evaluates the results of the calculation and considers differences between the industry data and the Company's data. Such differences include the fact the Company has no actual history of losses and the fact that industry data may contain non-life insurers. This evaluation is inherently subjective as it requires estimates, which may be susceptible to significant change given the long-term nature of these receivables. In addition, the Company has a reinsurance protection agreement that provides credit protections for its reinsured LTC business. The allowance for credit losses on reinsurance recoverable is recorded through provisions charged to Benefits, claims, losses and settlement expenses.

The Company also assumes life insurance and fixed annuity risk from other insurers in limited circumstances. Reinsurance premiums received and benefits paid are accounted for consistently with the basis used in accounting for the policies from which risk is reinsured and consistently with the terms of the reinsurance contracts. Liabilities for assumed business are recorded within Policyholder account balances, future policy benefits and claims.

See Note 8 for additional information on reinsurance.

Policyholder Account Balances, Future Policy Benefits and Claims

The Company establishes reserves to cover the benefits associated with non-traditional and traditional long-duration products and short-duration products. Non-traditional long-duration products include variable and structured variable annuity contracts, fixed annuity contracts and UL and VUL policies. Traditional long-duration products include term life, whole life, DI and LTC insurance products.

Guarantees accounted for as insurance liabilities include guaranteed minimum death benefit ("GMDB"), gain gross-up ("GGU"), guaranteed minimum income benefit ("GMIB") and the life contingent benefits associated with GMWB. In addition, UL and VUL policies with product features that result in profits followed by losses are accounted for as insurance liabilities.

Guarantees accounted for as embedded derivatives include GMAB and the non-life contingent benefits associated with GMWB. In addition, the portion of structured variable annuities, indexed annuities and IUL policies allocated to the indexed account is accounted for as an embedded derivative.

Changes in future policy benefits and claims are reflected in earnings in the period adjustments are made. Where applicable, benefit amounts expected to be recoverable from reinsurance companies who share in the risk are separately recorded as reinsurance recoverable within Receivables.

Non-Traditional Long-Duration Products

The liabilities for non-traditional long-duration products include fixed account values on variable and fixed annuities and UL and VUL policies, liabilities for guaranteed benefits associated with variable annuities and embedded derivatives for variable and structured variable annuities, indexed annuities and IUL products.

Liabilities for fixed account values on variable, structured variable and fixed deferred annuities and UL and VUL policies are equal to accumulation values, which are the cumulative gross deposits and credited interest less withdrawals and various charges.

A portion of the Company's UL and VUL policies have product features that result in profits followed by losses from the insurance component of the contract. These profits followed by losses can be generated by the cost structure of the product or secondary guarantees in the contract. The secondary guarantee ensures that, subject to specified conditions, the policy will not terminate and will continue to provide a death benefit even if there is insufficient policy value to cover the monthly deductions and charges. The liability for these future losses is determined by estimating the death benefits in excess of account value and recognizing the excess over the estimated life based on expected assessments (e.g. cost of insurance charges, contractual administrative charges, similar fees and investment margin). See Note 12 for information regarding the liability for contracts with secondary guarantees.

Liabilities for fixed deferred indexed annuity, structured variable annuity and IUL products are equal to the accumulation of host contract values covering guaranteed benefits and the fair value of embedded equity options.

The GMDB and GGU liability is determined by estimating the expected value of death benefits in excess of the projected contract accumulation value and recognizing the excess over the estimated life based on expected assessments (e.g., mortality and expense fees, contractual administrative charges and similar fees).

If elected by the contract owner and after a stipulated waiting period from contract issuance, a GMIB guarantees a minimum lifetime annuity based on a specified rate of contract accumulation value growth and predetermined annuity purchase rates. The GMIB liability is determined each period by estimating the expected value of annuitization benefits in excess of the projected contract accumulation value at the date of annuitization and recognizing the excess over the estimated life based on expected assessments.

The liability for the life contingent benefits associated with GMWB provisions is determined by estimating the expected value of benefits that are contingent upon survival after the account value is equal to zero and recognizing the benefits over the estimated life based on expected assessments (e.g., mortality and expense fees, contractual administrative charges and similar fees).

In determining the liabilities for GMDB, GGU, GMIB and the life contingent benefits associated with GMWB, the Company projects these benefits and contract assessments using actuarial models to simulate various equity market scenarios. Significant assumptions made in projecting future benefits and assessments relate to customer asset value growth rates, mortality, persistency, benefit utilization and investment margins and are consistent with those used for DAC valuation for the same contracts. As with DAC, unless the Company's management identifies a significant deviation over the course of quarterly monitoring, management reviews and updates these assumptions annually in the third quarter of each year.

See Note 12 for information regarding variable annuity guarantees.

Liabilities for fixed annuities in a benefit or payout status utilize assumptions established as of the date the payout phase is initiated. The liabilities are the present value of future estimated payments reduced for mortality (which is based on industry mortality tables with modifications based on the Company's experience) and discounted with interest rates.

Embedded Derivatives
The fair value of embedded derivatives related to GMAB and the non-life contingent benefits associated with GMWB provisions fluctuate based on equity, interest rate and credit markets and the estimate of the Company's nonperformance risk, which can cause these embedded derivatives to be either an asset or a liability. The fair value of embedded derivatives related to structured variable annuities, indexed annuities and IUL fluctuate based on equity markets and interest rates and the estimate of the Company's nonperformance risk and is a liability. See Note 15 for information regarding the fair value measurement of embedded derivatives.

Traditional Long-Duration Products
The liabilities for traditional long-duration products include liabilities for unpaid amounts on reported claims, estimates of benefits payable on claims incurred but not yet reported and estimates of benefits that will become payable on term life, whole life, DI and LTC policies as claims are incurred in the future.

Liabilities for unpaid amounts on reported life insurance claims are equal to the death benefits payable under the policies.

Liabilities for unpaid amounts on reported DI and LTC claims include any periodic or other benefit amounts due and accrued, along with estimates of the present value of obligations for continuing benefit payments. These unpaid amounts are calculated using anticipated claim continuance rates based on established industry tables, adjusted as appropriate for the Company's experience. The discount rates used to calculate present values are based on average interest rates earned on assets supporting the liability for unpaid amounts.

Liabilities for estimated benefits payable on claims that have been incurred but not yet reported are based on periodic analysis of the actual time lag between when a claim occurs and when it is reported.

Liabilities for estimates of benefits that will become payable on future claims on term life, whole life and DI insurance policies are based on the net level premium and LTC policies are based on a gross premium valuation reflecting management's current best estimate assumptions. Net level premium includes anticipated premium payments, mortality and morbidity rates, policy persistency and interest rates earned on assets supporting the liability. Gross premium valuation includes expected premium rate increases, benefit reductions, morbidity rates, policy persistency and interest rates earned on assets supporting the liability. Anticipated mortality and morbidity rates are based on established industry mortality and morbidity tables, with modifications based on the Company's experience. Anticipated premium payments and persistency rates vary by policy form, issue age, policy duration and certain other pricing factors.

For term life, whole life, DI and LTC policies, the Company utilizes best estimate assumptions as of the date the policy is issued with provisions for the risk of adverse deviation, as appropriate. After the liabilities are initially established,

management performs premium deficiency tests using current best estimate assumptions without provisions for adverse deviation annually in the third quarter of each year unless management identifies a material deviation over the course of quarterly monitoring. If the liabilities determined based on these best estimate assumptions are greater than the net reserves (i.e., GAAP reserves net of any DAC balance), the existing net reserves are adjusted by first reducing the DAC balance by the amount of the deficiency or to zero through a charge to current period earnings. If the deficiency is more than the DAC balance, then the net reserves are increased by the excess through a charge to current period earnings. If a premium deficiency is recognized, the assumptions as of the date of the loss recognition are locked in and used in subsequent periods. The assumptions for LTC insurance products are management's best estimate as of the date of loss recognition and thus no longer provide for adverse deviations in experience.

See Note 11 for information regarding the liabilities for traditional long-duration products.

Unearned Revenue Liability

The Company's UL and VUL policies require payment of fees or other policyholder assessments in advance for services to be provided in future periods. These charges are deferred as unearned revenue and amortized using EGPs, similar to DAC. The unearned revenue liability is recorded in Other liabilities and the amortization is recorded in Premiums, policy and contract charges.

For clients who pay financial planning fees prior to the advisor's delivery of the financial plan, the financial planning fees received in advance are deferred as unearned revenue until the plan is delivered to the client.

Share-Based Compensation

The Company measures and recognizes the cost of share-based awards granted to employees and directors based on the grant-date fair value of the award and recognizes the expense (net of estimated forfeitures) on a straight-line basis over the vesting period. Excess tax benefits or deficiencies are created upon distribution or exercise of awards and are recognized within the Income tax provision. The fair value of each option is estimated on the grant date using a Black-Scholes option-pricing model. The Company recognizes the cost of performance share units granted to the Company's Executive Leadership Team on a fair value basis until fully vested.

Income Taxes

The Company's provision for income taxes represents the net amount of income taxes that the Company expects to pay or to receive from various taxing jurisdictions in connection with its operations. The Company provides for income taxes based on amounts that the Company believes it will ultimately owe taking into account the recognition and measurement for uncertain tax positions. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items.

In connection with the provision for income taxes, the Consolidated Financial Statements reflect certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes.

The Company is required to establish a valuation allowance for any portion of its deferred tax assets that management believes will not be realized. Significant judgment is required in determining if a valuation allowance should be established and the amount of such allowance if required. Factors used in making this determination include estimates relating to the performance of the business. Consideration is given to, among other things in making this determination: (i) future taxable income exclusive of reversing temporary differences and carryforwards; (ii) future reversals of existing taxable temporary differences; (iii) taxable income in prior carryback years; and (iv) tax planning strategies. Management may need to identify and implement appropriate planning strategies to ensure its ability to realize deferred tax assets and reduce the likelihood of the establishment of a valuation allowance with respect to such assets. See Note 23 for additional information on the Company's valuation allowance.

Changes in tax rates and tax law are accounted for in the period of enactment. Deferred tax assets and liabilities are adjusted for the effect of a change in tax laws or rates and the effect is included in income.

Revenue Recognition

Mortality and expense risk fees are generally calculated as a percentage of the fair value of assets held in separate accounts and recognized when assessed.

Interest income is accrued as earned using the effective interest method, which makes an adjustment of the yield for security premiums and discounts on all performing fixed maturity securities classified as Available-for-Sale so that the

related security or loan recognizes a constant rate of return on the outstanding balance throughout its term. When actual prepayments differ significantly from originally anticipated prepayments, the retrospective effective yield is recalculated to reflect actual payments to date and updated future payment assumptions and a catch-up adjustment is recorded in the current period. In addition, the new effective yield, which reflects anticipated future payments, is used prospectively. Realized gains and losses on securities, other than trading securities and equity method investments, are recognized using the specific identification method on a trade date basis.

Premiums on traditional life, health insurance and immediate annuities with a life contingent feature are net of reinsurance ceded and are recognized as revenue when due.

Variable annuity guaranteed benefit rider charges and cost of insurance charges on UL and VUL insurance (net of reinsurance premiums and cost of reinsurance for universal life insurance products) are recognized as revenue when assessed.

See Note 4 for further discussion of accounting policies on revenue from contracts with customers.

3. Recent Accounting Pronouncements

Future Adoption of New Accounting Standards
Financial Instruments — Credit Losses — Troubled Debt Restructurings and Vintage Disclosures
In March 2022, the Financial Accounting Standards Board ("FASB") proposed amendments to Accounting Standards Update ("ASU") 2016-13, *Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments* ("Topic 326"). The update removes the recognition and measurement guidance for TDRs by creditors in Subtopic 310-40, *Receivables — Troubled Debt Restructurings by Creditors,* and modifies the disclosure requirements for certain loan refinancing and restructuring by creditors when a borrower is experiencing financial difficulty. Rather than applying the recognition and measurement for TDRs, an entity must apply the loan refinancing and restructuring guidance to determine whether a modification results in a new loan or a continuation of an existing loan. The update also requires entities to disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, *Financial Instruments — Credit Losses — Measured at Amortized Cost.* The amendments are to be applied prospectively, but entities may apply a modified retrospective transition for changes to the recognition and measurement of TDRs. For entities that have adopted Topic 326, the amendments are effective for interim and annual periods beginning after December 15, 2022. Early adoption is permitted for entities that have adopted Topic 326, including adoption in an interim period. The Company adopted the standard on January 1, 2023. The adoption of this update did not have an impact on the Company's consolidated results of operations and financial condition.

Business Combinations — Accounting for Contract Assets and Contract Liabilities from Contracts with Customers
In October 2021, the FASB updated the accounting standards to require an entity (acquirer) to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, *Revenue for Contracts with Customers* ("Topic 606"). At the acquisition date, an acquirer is required to account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. Generally, this should result in an acquirer recognizing and measuring the acquired contract assets and contract liabilities consistent with how they were recognized and measured in the acquiree's financial statements (if the acquiree prepared financial statements in accordance with GAAP). The amendments apply to all contract assets and contract liabilities acquired in a business combination that result from contracts accounted for under the principals of Topic 606. The standard is effective for interim and annual periods beginning after December 15, 2022. Early adoption is permitted, including adoption in an interim period. An entity that early adopts in an interim period should apply the amendments (1) retrospectively to all business combinations for which the acquisition date occurs on or after the beginning of the fiscal year that includes the interim period of the early application and (2) prospectively to all business combinations that occur on or after the date of initial application. The Company adopted the standard on January 1, 2023. The adoption of this update did not have an impact on the Company's consolidated results of operations and financial condition.

Financial Services — Insurance — Targeted Improvements to the Accounting for Long-Duration Contracts
In August 2018, the FASB updated the accounting standard related to long-duration insurance contracts (ASU 2018-12). The guidance changes elements of the measurement models and disclosure requirements for an insurer's long-duration insurance contract benefits and acquisition costs by expanding the use of fair value accounting to certain contract benefits, requiring updates, if any, to assumptions used to measure liabilities for future policy benefit, and changing the amortization pattern of deferred acquisition costs to a constant level basis. Adoption of the accounting standard will not impact overall cash flows, insurance subsidiaries' dividend capacity, or regulatory capital requirements.

When the Company adopts the standard as of January 1, 2021 (the "transition date"), opening equity will be adjusted for the adoption impacts to retained earnings and AOCI and prior periods presented (i.e. 2021 and 2022) will be restated. The Company estimates the adoption impact as of January 1, 2021 to be a reduction in total equity of $1.8 billion to $2.1 billion, of which a significant portion will be reflected in AOCI. However, as of December 31, 2022, the impact on total equity is estimated to be an increase of $400 million to $600 million as a result of changes in the equity, credit, and rate environment subsequent to the transition date.

The Company utilizes a governance framework to guide our adoption process and is managing a detailed implementation plan to support the timely application of the standard in the first quarter of 2023. The Company continues to refine its internal controls environment. These activities include, but are not limited to, execution of controls surrounding actuarial valuations, and accounting and financial reporting controls. The estimated adoption impact at transition date and the impact to periods subsequent to transition date is subject to change as the Company completes its adoption process by the first quarter of 2023 reporting.

4. Revenue from Contracts with Customers

The following tables present revenue disaggregated by segment on an adjusted operating basis with a reconciliation of segment revenues to those reported on the Consolidated Statements of Operations:

	Year Ended December 31, 2022						
	Advice & Wealth Management	Asset Management	Retirement & Protection Solutions	Corporate & Other	Total Segments	Non-operating Revenue	Total
				(in millions)			
Management and financial advice fees:							
Asset management fees:							
Retail	$ —	$ 2,179	$ —	$ —	$ 2,179	$ —	$ 2,179
Institutional	—	678	—	—	678	—	678
Advisory fees	4,526	—	—	—	4,526	—	4,526
Financial planning fees	410	—	—	—	410	—	410
Transaction and other fees	372	210	59	—	641	—	641
Total management and financial advice fees	5,308	3,067	59	—	8,434	—	8,434
Distribution fees:							
Mutual funds	741	231	—	—	972	—	972
Insurance and annuity	845	166	348	—	1,359	—	1,359
Off-balance sheet brokerage cash	324	—	—	—	324	—	324
Other products	339	—	—	—	339	—	339
Total distribution fees	2,249	397	348	—	2,994	—	2,994
Other revenues	211	10	—	—	221	—	221
Total revenue from contracts with customers	7,768	3,474	407	—	11,649	—	11,649
Revenue from other sources[1]	769	32	2,727	484	4,012	17	4,029
Total segment gross revenues	8,537	3,506	3,134	484	15,661	17	15,678
Banking and deposit interest expense	(76)	—	—	(5)	(81)	—	(81)
Total segment net revenues	8,461	3,506	3,134	479	15,580	17	15,597
Elimination of intersegment revenues	(847)	(52)	(420)	3	(1,316)	(10)	(1,326)
Total net revenues	$ 7,614	$ 3,454	$ 2,714	$ 482	$ 14,264	$ 7	$ 14,271

	Year Ended December 31, 2021						
	Advice & Wealth Management	Asset Management	Retirement & Protection Solutions	Corporate & Other	Total Segments	Non-operating Revenue	Total
				(in millions)			
Management and financial advice fees:							
Asset management fees:							
Retail	$ —	$ 2,309	$ —	$ —	$ 2,309	$ —	$ 2,309
Institutional	—	645	—	—	645	—	645
Advisory fees	4,539	—	—	—	4,539	—	4,539
Financial planning fees	386	—	—	—	386	—	386
Transaction and other fees	372	223	70	—	665	—	665
Total management and financial advice fees	5,297	3,177	70	—	8,544	—	8,544
Distribution fees:							
Mutual funds	858	276	—	—	1,134	—	1,134
Insurance and annuity	994	195	409	—	1,598	—	1,598
Off-balance sheet brokerage cash[(2)]	60	—	—	—	60	—	60
Other products	341	—	—	—	341	—	341
Total distribution fees	2,253	471	409	—	3,133	—	3,133
Other revenues	196	4	—	—	200	—	200
Total revenue from contracts with customers	7,746	3,652	479	—	11,877	—	11,877
Revenue from other sources[(1)]	287	30	2,765	489	3,571	(414)	3,157
Total segment gross revenues	8,033	3,682	3,244	489	15,448	(414)	15,034
Banking and deposit interest expense	(12)	—	—	(2)	(14)	—	(14)
Total segment net revenues	8,021	3,682	3,244	487	15,434	(414)	15,020
Elimination of intersegment revenues	(1,043)	(50)	(478)	(2)	(1,573)	(16)	(1,589)
Total net revenues	$ 6,978	$ 3,632	$ 2,766	$ 485	$ 13,861	$ (430)	$ 13,431

	Year Ended December 31, 2020						
	Advice & Wealth Management	Asset Management	Retirement & Protection Solutions	Corporate & Other	Total Segments	Non-operating Revenue	Total
				(in millions)			
Management and financial advice fees:							
Asset management fees:							
Retail	$ —	$ 1,822	$ —	$ —	$ 1,822	$ —	$ 1,822
Institutional	—	442	—	—	442	—	442
Advisory fees	3,511	—	—	—	3,511	—	3,511
Financial planning fees	348	—	—	—	348	—	348
Transaction and other fees	352	190	62	—	604	—	604
Total management and financial advice fees	4,211	2,454	62	—	6,727	—	6,727
Distribution fees:							
Mutual funds	737	237	—	—	974	—	974
Insurance and annuity	835	174	363	—	1,372	—	1,372
Off-balance sheet brokerage cash[(2)]	117	—	—	—	117	—	117
Other products	313	—	—	—	313	—	313
Total distribution fees	2,002	411	363	—	2,776	—	2,776
Other revenues	182	2	6	3	193	—	193
Total revenue from contracts with customers	6,395	2,867	431	3	9,696	—	9,696
Revenue from other sources[(1)]	339	24	2,663	546	3,572	77	3,649
Total segment gross revenues	6,734	2,891	3,094	549	13,268	77	13,345
Banking and deposit interest expense	(59)	—	—	(3)	(62)	—	(62)
Total segment net revenues	6,675	2,891	3,094	546	13,206	77	13,283
Elimination of intersegment revenues	(893)	(53)	(433)	2	(1,377)	(7)	(1,384)
Total net revenues	$ 5,782	$ 2,838	$ 2,661	$ 548	$ 11,829	$ 70	$ 11,899

(1) Revenues not included in the scope of the revenue from contracts with customers standard. The amounts primarily consist of revenue associated with insurance and annuity products or financial instruments.

(2) Prior to the fourth quarter of 2022, Off-balance sheet brokerage cash was included in Other products. Prior periods presented have been updated to be comparative.

The following discussion describes the nature, timing, and uncertainty of revenues and cash flows arising from the Company’s contracts with customers on a consolidated basis.

Management and Financial Advice Fees
Asset Management Fees

The Company earns revenue for performing asset management services for retail and institutional clients. The revenue is earned based on a fixed or tiered rate applied, as a percentage, to assets under management. Assets under management vary with market fluctuations and client behavior. The asset management performance obligation is considered a series of

distinct services that are substantially the same and are satisfied each day over the contract term. Asset management fees are accrued, invoiced and collected on a monthly or quarterly basis.

The Company's asset management contracts for Open Ended Investment Companies ("OEICs") in the United Kingdom ("U.K.") and Société d'Investissement à Capital Variable ("SICAVs") in Europe include performance obligations for asset management and fund distribution services. The amounts received for these services are reported as Management and financial advice fees. The revenue recognition pattern is the same for both performance obligations as the fund distribution services revenue is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment) and not recognized until assets under management are known.

The Company may also earn performance-based management fees on institutional accounts, hedge funds, collateralized loan obligations ("CLOs"), OEICs, SICAVs and property and other funds based on a percentage of account returns in excess of either a benchmark index or a contractually specified level. This revenue is variable and impacted primarily by the performance of the assets being managed compared to the benchmark index or contractually specified level. The revenue is not recognized until it is probable that a significant reversal will not occur. Performance-based management fees are invoiced on a quarterly or annual basis.

Advisory Fees

The Company earns revenue for performing investment advisory services for certain brokerage customer's discretionary and non-discretionary managed accounts. The revenue is earned based on a contractual fixed rate applied, as a percentage, to the market value of assets held in the account. The investment advisory performance obligation is considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. Advisory fees are billed on a monthly basis on the prior month end assets.

Financial Planning Fees

The Company earns revenue for providing financial plans to its clients. The revenue earned for each financial plan is either a fixed fee (received monthly, quarterly or annually) or a variable fee (received monthly) based on a contractual fixed rate applied, as a percentage, to the prior month end assets held in a client's investment advisory account. The financial planning fee is based on the complexity of a client's financial and life situation and his or her advisor's experience. The performance obligation is satisfied at the time the financial plan is delivered to the customer. The Company records a contract liability for the unearned revenue when cash is received before the plan is delivered. The financial plan contracts with clients are annual contracts. Amounts recorded as a contract liability are recognized as revenue when the financial plan is delivered, which occurs within the annual contract period.

For fixed fee arrangements, revenue is recognized when the financial plan is delivered. The Company accrues revenue for any amounts that have not been received at the time the financial plan is delivered.

For variable fee arrangements, revenue is recognized for cash that has been received when the financial plan is delivered. The amount received after the plan is delivered is variably constrained due to factors outside the Company's control, including market volatility and client behavior. The revenue is recognized when it is probable that a significant reversal will not occur and is generally each month end as the advisory account balance uncertainty is resolved.

Contract liabilities for financial planning fees, which are included in Other liabilities, were $160 million and $157 million as of December 31, 2022 and 2021, respectively.

The Company pays sales commissions to advisors when a new financial planning contract is obtained or when an existing contract is renewed. The sales commissions paid to the advisors prior to financial plan delivery are considered costs to obtain a contract with a customer and are initially capitalized. When the performance obligation to deliver the financial plan is satisfied, the commission is recognized as distribution expense. Capitalized costs to obtain these contracts are reported in Other assets, and were $129 million and $126 million as of December 31, 2022 and 2021, respectively.

Transaction and Other Fees

The Company earns revenue for providing customer support, shareholder and administrative services (including transfer agent services) for affiliated mutual funds and networking, sub-accounting and administrative services for unaffiliated mutual funds. The Company also receives revenue for providing custodial services and account maintenance services on brokerage and retirement accounts that are not included in an advisory relationship. Transfer agent and administrative revenue is earned based on either a fixed rate applied, as a percentage, to assets under management or an annual fixed fee for each fund position. Networking and sub-accounting revenue is earned based on either an annual fixed fee for each account or an annual fixed fee for each fund position. Custodial and account maintenance revenue is generally earned

based on a quarterly or annual fixed fee for each account. Each of the customer support and administrative services performance obligations are considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. Transaction and other fees (other than custodial service fees) are invoiced or charged to brokerage accounts on a monthly or quarterly basis. Custodial service fees are invoiced or charged to brokerage accounts on an annual basis.

The Company earns revenue for providing trade execution services to franchise advisors. The trade execution performance obligation is satisfied at the time of each trade and the revenue is primarily earned based on a fixed fee per trade. These fees are invoiced and collected on a semi-monthly basis.

Distribution Fees
Mutual Funds and Insurance and Annuity Products
The Company earns revenue for selling affiliated and unaffiliated mutual funds, fixed and variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). This ongoing revenue may be recognized for many years after the initial sale. The revenue will not be recognized until it is probable that a significant reversal will not occur.

The Company earns revenue for providing unaffiliated partners an opportunity to educate the Company's advisors or to support availability and distribution of their products on the Company's platforms. These payments allow the outside parties to train and support the advisors, explain the features of their products and distribute marketing and educational materials, and support trading and operational systems necessary to enable the Company's client servicing and production distribution efforts. The Company earns revenue for placing and maintaining unaffiliated fund partners and insurance companies' products on the Company's sales platform (subject to the Company's due diligence standards). The revenue is primarily earned based on a fixed fee or a fixed rate applied, as a percentage, to the market value of assets invested. These performance obligations are considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. These fees are invoiced and collected on monthly basis.

Off-Balance Sheet Brokerage Cash
The Company earns revenue for placing clients' deposits in its brokerage sweep program with third-party banks. The amount received from the third-party banks is impacted by short-term interest rates. The performance obligation with the financial institutions that participate in the sweep program is considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. The revenue is earned daily and settled monthly based on a rate applied, as a percentage, to the deposits placed.

Other Products
The Company earns revenue for selling unaffiliated alternative products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment and is earned generally based on a fixed rate applied, as a percentage, to the market value of the investment. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment). The revenue will not be recognized until it is probable that a significant reversal will not occur.

The Company earns revenue from brokerage clients for the execution of requested trades. The performance obligation is satisfied at the time of trade execution and amounts are received on the settlement date. The revenue varies for each trade based on various factors that include the type of investment, dollar amount of the trade and how the trade is executed (online or broker assisted).

Other Revenues
The Company earns revenue from fees charged to franchise advisors for providing various services the advisors need to manage and grow their practices. The primary services include: licensing of intellectual property and software, compliance supervision, insurance coverage, technology services and support, consulting and other services. The services are either provided by the Company or third- party providers. The Company controls the services provided by third parties as it has the right to direct the third parties to perform the services, is primarily responsible for performing the services and sets the

prices the advisors are charged. The Company recognizes revenue for the gross amount of the fees received from the advisors. The fees are primarily collected monthly as a reduction of commission payments.

Intellectual property and software licenses, along with compliance supervision, insurance coverage, and technology services and support are primarily earned based on a monthly fixed fee. These services are considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. The consulting and other services performance obligations are satisfied as the services are delivered and revenue is earned based upon the level of service requested.

Contract Costs Asset

The Company has an asset of $33 million and $39 million as of December 31, 2022 and 2021, respectively, related to the transition of investment advisory services under an arrangement with BMO Financial Group for clients that elected to transfer U.S. retail and institutional assets to the Company.

Receivables

Receivables for revenue from contracts with customers are recognized when the performance obligation is satisfied and the Company has an unconditional right to the revenue. Receivables related to revenues from contracts with customers were $537 million and $668 million as of December 31, 2022 and 2021, respectively.

5. Variable Interest Entities

The Company provides asset management services to investment entities which are considered to be VIEs, such as CLOs, hedge funds and other private funds, property funds, and certain non-U.S. series funds (such as OEICs and SICAVs) (collectively, "investment entities"), which are sponsored by the Company. In addition, the Company invests in structured investments other than CLOs and certain affordable housing partnerships which are considered VIEs. The Company consolidates certain investment entities (collectively, "consolidated investment entities") if the Company is deemed to be the primary beneficiary. The Company has no obligation to provide financial or other support to the non-consolidated VIEs beyond its initial investment and existing future funding commitments, and the Company has not provided any other support to these entities. The Company has unfunded commitments related to consolidated CLOs of $30 million and $27 million as of December 31, 2022 and 2021, respectively. See Note 25 for information on future funding commitments of other VIEs.

See Note 2 for further discussion of the Company's accounting policy on consolidation.

CLOs

CLOs are asset backed financing entities collateralized by a pool of assets, primarily syndicated loans and, to a lesser extent, high-yield bonds. Multiple tranches of debt securities are issued by a CLO, offering investors various maturity and credit risk characteristics. The debt securities issued by the CLOs are non-recourse to the Company. The CLO's debt holders have recourse only to the assets of the CLO. The assets of the CLOs cannot be used by the Company. Scheduled debt payments are based on the performance of the CLO's collateral pool. The Company earns management fees from the CLOs based on the value of the CLO's collateral pool and, in certain instances, may also receive incentive fees. The fee arrangement is at market and commensurate with the level of effort required to provide those services. The Company has invested in a portion of the unrated, junior subordinated notes and highly rated senior notes of certain CLOs. The Company consolidates certain CLOs where it is the primary beneficiary and has the power to direct the activities that most significantly impact the economic performance of the CLO.

The Company's maximum exposure to loss with respect to non-consolidated CLOs is limited to its amortized cost, which was $1 million as of both December 31, 2022 and 2021. The Company classifies these investments as Available-for-Sale securities. See Note 6 for additional information on these investments.

Property Funds

The Company provides investment advice and related services to property funds, some of which are considered VIEs. For investment management services, the Company generally earns management fees based on the market value of assets under management, and in certain instances may also receive performance-based fees. The fee arrangement is at market and commensurate with the level of effort required to provide those services. The Company does not have a significant economic interest and is not required to consolidate any of the property funds. The Company's maximum exposure to loss with respect to its investment in these entities is limited to its carrying value. The carrying value of the Company's investment in property funds is reflected in other investments and was $57 million and $44 million as of December 31, 2022 and 2021, respectively.

Hedge Funds and other Private Funds

The Company does not consolidate hedge funds and other private funds which are sponsored by the Company and considered VIEs. For investment management services, the Company earns management fees based on the market value of assets under management, and in certain instances may also receive performance-based fees. The fee arrangement is at market and commensurate with the level of effort required to provide those services and the Company does not have a significant economic interest in any fund. The Company's maximum exposure to loss with respect to its investment in these entities is limited to its carrying value. The carrying value of the Company's investment in these entities is reflected in other investments and was nil as of both December 31, 2022 and 2021.

Non-U.S. Series Funds

The Company manages non-U.S. series funds, which are considered VIEs. For investment management services, the Company earns management fees based on the market value of assets under management, and in certain instances may also receive performance-based fees. The fee arrangement is at market and commensurate with the level of effort required to provide those services. The Company does not consolidate these funds and its maximum exposure to loss is limited to its carrying value. The carrying value of the Company's investment in these funds is reflected in other investments and was $25 million and $43 million as of December 31, 2022 and 2021, respectively.

Affordable Housing Partnerships and Other Real Estate Partnerships

The Company is a limited partner in affordable housing partnerships that qualify for government-sponsored low income housing tax credit programs and partnerships that invest in multi-family residential properties that were originally developed with an affordable housing component. The Company has determined it is not the primary beneficiary and therefore does not consolidate these partnerships.

A majority of the limited partnerships are VIEs. The Company's maximum exposure to loss as a result of its investment in the VIEs is limited to the carrying value. The carrying value is reflected in other investments and was $92 million and $138 million as of December 31, 2022 and 2021, respectively. The Company had a liability of $7 million and $8 million as of December 31, 2022 and 2021, respectively, related to original purchase commitments not yet remitted to the VIEs. The Company has not provided any additional support and is not contractually obligated to provide additional support to the VIEs beyond the funding commitments.

Structured Investments

The Company invests in structured investments which are considered VIEs for which it is not the sponsor. These structured investments typically invest in fixed income instruments and are managed by third parties and include asset backed securities, and commercial and residential mortgage backed securities. The Company classifies these investments as Available-for-Sale securities. The Company has determined that it is not the primary beneficiary of these structures due to the size of the Company's investment in the entities and position in the capital structure of these entities. The Company's maximum exposure to loss as a result of its investment in these structured investments is limited to its amortized cost. See Note 6 for additional information on these structured investments.

Fair Value of Assets and Liabilities

The Company categorizes its fair value measurements according to a three-level hierarchy. See Note 15 for the definition of the three levels of the fair value hierarchy.

The following tables present the balances of assets and liabilities held by consolidated investment entities measured at fair value on a recurring basis:

	December 31, 2022			
	Level 1	Level 2	Level 3	Total
	(in millions)			
Assets				
Investments:				
Corporate debt securities	$ —	$ 35	$ —	$ 35
Common stocks	—	3	—	3
Syndicated loans	—	2,191	125	2,316
Total investments	—	2,229	125	2,354
Receivables	—	20	—	20
Other assets	—	1	1	2
Total assets at fair value	$ —	$ 2,250	$ 126	$ 2,376
Liabilities				
Debt[(1)]	$ —	$ 2,363	$ —	$ 2,363
Other liabilities	—	119	—	119
Total liabilities at fair value	$ —	$ 2,482	$ —	$ 2,482

	December 31, 2021			
	Level 1	Level 2	Level 3	Total
	(in millions)			
Assets				
Investments:				
Common stocks	$ —	$ 3	$ —	$ 3
Syndicated loans	—	2,117	64	2,181
Total investments	—	2,120	64	2,184
Receivables	—	17	—	17
Other assets	—	—	3	3
Total assets at fair value	$ —	$ 2,137	$ 67	$ 2,204
Liabilities				
Debt[(1)]	$ —	$ 2,164	$ —	$ 2,164
Other liabilities	—	137	—	137
Total liabilities at fair value	$ —	$ 2,301	$ —	$ 2,301

[(1)] The carrying value of the CLOs' debt is set equal to the fair value of the CLOs' assets. The estimated fair value of the CLOs' debt was $2.4 billion and $2.2 billion as of December 31, 2022 and 2021, respectively.

The following tables provide a summary of changes in Level 3 assets held by consolidated investment entities measured at fair value on a recurring basis:

	Common Stocks	Syndicated Loans	Other Assets
	(in millions)		
Balance at January 1, 2022	$ —	$ 64	$ 3
Total gains (losses) included in:			
Net income	—	(11)[(1)]	—
Purchases	—	69	—
Sales	—	(4)	—
Settlements	—	(8)	—
Transfers into Level 3	2	218	1
Transfers out of Level 3	(2)	(203)	(3)
Balance at December 31, 2022	$ —	$ 125	$ 1
Changes in unrealized gains (losses) included in net income relating to assets held at December 31, 2022	$ —	$ (10)[(1)]	$ —

	Syndicated Loans		Other Assets	
	(in millions)			
Balance at January 1, 2021	$	92	$	2
Total gains (losses) included in:				
Net income		2[1]		1[1]
Purchases		106		—
Sales		(38)		—
Settlements		(49)		—
Transfers into Level 3		119		2
Transfers out of Level 3		(150)		(2)
Deconsolidation of consolidated investment entities		(18)		—
Balance at December 31, 2021	$	64	$	3
Changes in unrealized gains (losses) included in net income relating to assets held at December 31, 2021	$	—	$	1[1]

	Syndicated Loans		Other Assets	
	(in millions)			
Balance at January 1, 2020	$	143	$	—
Total gains (losses) included in:				
Net income		(16)[1]		—
Purchases		111		2
Sales		(29)		—
Settlements		(33)		—
Transfers into Level 3		438		—
Transfers out of Level 3		(522)		—
Balance at December 31, 2020	$	92	$	2
Changes in unrealized gains (losses) included in net income relating to assets held at December 31, 2020	$	(2)[1]	$	—

[1] Included in Net investment income.

Securities and loans transferred from Level 3 primarily represent assets with fair values that are now obtained from a third-party pricing service with observable inputs or priced in active markets. Securities and loans transferred to Level 3 represent assets with fair values that are now based on a single non-binding broker quote.

All Level 3 measurements as of December 31, 2022 and 2021 were obtained from non-binding broker quotes where unobservable inputs utilized in the fair value calculation are not reasonably available to the Company.

Determination of Fair Value
Assets
Investments
The fair value of syndicated loans obtained from third-party pricing services using a market approach with observable inputs is classified as Level 2. The fair value of syndicated loans obtained from third-party pricing services with a single non-binding broker quote as the underlying valuation source is classified as Level 3. The underlying inputs used in non-binding broker quotes are not readily available to the Company. See Note 15 for a description of the Company's determination of the fair value of corporate debt securities, common stocks and other investments.

Receivables
For receivables of the consolidated CLOs, the carrying value approximates fair value as the nature of these assets has historically been short-term and the receivables have been collectible. The fair value of these receivables is classified as Level 2.

Liabilities

Debt

The fair value of the CLOs' assets, typically syndicated bank loans, is more observable than the fair value of the CLOs' debt tranches for which market activity is limited and less transparent. As a result, the fair value of the CLOs' debt is set equal to the fair value of the CLOs' assets and is classified as Level 2.

Other Liabilities

Other liabilities consist primarily of securities purchased but not yet settled held by consolidated CLOs. The carrying value approximates fair value as the nature of these liabilities has historically been short-term. The fair value of these liabilities is classified as Level 2. Other liabilities also include accrued interest on CLO debt.

Fair Value Option

The Company has elected the fair value option for the financial assets and liabilities of the consolidated CLOs. Management believes that the use of the fair value option better matches the changes in fair value of assets and liabilities related to the CLOs.

The following table presents the fair value and unpaid principal balance of loans and debt for which the fair value option has been elected:

	December 31,	
	2022	2021
	(in millions)	
Syndicated loans		
Unpaid principal balance	$ 2,525	$ 2,233
Excess unpaid principal over fair value	(209)	(52)
Fair value	$ 2,316	$ 2,181
Fair value of loans more than 90 days past due	$ —	$ —
Fair value of loans in nonaccrual status	23	13
Difference between fair value and unpaid principal of loans more than 90 days past due, loans in nonaccrual status or both	48	10
Debt		
Unpaid principal balance	$ 2,636	$ 2,296
Excess unpaid principal over fair value	(273)	(132)
Carrying value[1]	$ 2,363	$ 2,164

[1] The carrying value of the CLOs' debt is set equal to the fair value of the CLOs' assets. The estimated fair value of the CLOs' debt was $2.4 billion and $2.2 billion as of December 31, 2022 and 2021, respectively.

During the third quarter of 2022, the Company launched one new CLO and issued debt of $352 million.

Interest income from syndicated loans, bonds and structured investments is recorded based on contractual rates in Net investment income. Gains and losses related to the changes in fair value of investments and gains and losses on sales of investments are also recorded in Net investment income. Interest expense on debt is recorded in Interest and debt expense with gains and losses related to the changes in fair value of debt recorded in Net investment income.

Total net gains (losses) recognized in Net investment income related to the changes in fair value of investments the Company owns in the consolidated CLOs where it has elected the fair value option and collateralized financing entity accounting were immaterial for the years ended December 31, 2022, 2021 and 2020.

Debt of the consolidated investment entities and the stated interest rates were as follows:

	Carrying Value		Weighted Average Interest Rate	
	December 31,		December 31,	
	2022	2021	2022	2021
	(in millions)			
Debt of consolidated CLOs due 2028-2034	$ 2,363	$ 2,164	5.3%	1.7%

The debt of the consolidated CLOs has both fixed and floating interest rates, which range from nil to 13.6%. The interest rates on the debt of CLOs are weighted average rates based on the outstanding principal and contractual interest rates.

6. Investments

The following is a summary of Ameriprise Financial investments:

	December 31,	
	2022	2021
	(in millions)	
Available-for-Sale securities, at fair value	$ 40,811	$ 32,050
Mortgage loans (allowance for credit losses: 2022, $12; 2021, $12)	1,987	1,953
Policy loans	847	835
Other investments (allowance for credit losses: 2022, $5; 2021, $5)	879	972
Total	$ 44,524	$ 35,810

Other investments primarily reflect the Company's interests in affordable housing partnerships, trading securities, equity securities, seed money investments in proprietary funds, syndicated loans, credit card receivables and certificates of deposit with original or remaining maturities at the time of purchase of more than 90 days.

The following is a summary of Net investment income:

	Years Ended December 31,		
	2022	2021	2020
	(in millions)		
Investment income on fixed maturities	$ 1,320	$ 933	$ 1,161
Net realized gains (losses)	(87)	636	(10)
Affordable housing partnerships	(48)	(71)	(66)
Other	187	70	89
Consolidated investment entities	102	115	77
Total	$ 1,474	$ 1,683	$ 1,251

Available-for-Sale securities distributed by type were as follows:

Description of Securities	December 31, 2022				
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
	(in millions)				
Corporate debt securities	$ 10,361	$ 180	$ (823)	$ (20)	$ 9,698
Residential mortgage backed securities	17,056	37	(1,390)	—	15,703
Commercial mortgage backed securities	6,648	3	(439)	—	6,212
Asset backed securities	6,408	14	(158)	—	6,264
State and municipal obligations	773	53	(27)	(2)	797
U.S. government and agency obligations	2,079	1	(1)	—	2,079
Foreign government bonds and obligations	43	—	(2)	—	41
Other securities	16	1	—	—	17
Total	$ 43,384	$ 289	$ (2,840)	$ (22)	$ 40,811

Description of Securities	December 31, 2021 Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
			(in millions)		
Corporate debt securities	$ 8,737	$ 1,243	$ (48)	$ —	$ 9,932
Residential mortgage backed securities	10,927	67	(50)	—	10,944
Commercial mortgage backed securities	4,950	59	(23)	—	4,986
Asset backed securities	3,639	26	(11)	—	3,654
State and municipal obligations	850	244	(1)	(1)	1,092
U.S. government and agency obligations	1,301	—	—	—	1,301
Foreign government bonds and obligations	88	5	(1)	—	92
Other securities	49	—	—	—	49
Total	$ 30,541	$ 1,644	$ (134)	$ (1)	$ 32,050

As of December 31, 2022 and 2021, accrued interest of $237 million and $140 million, respectively, is excluded from the amortized cost basis of Available-for-Sale securities in the tables above and is recorded in Receivables.

As of December 31, 2022 and 2021, investment securities with a fair value of $3.3 billion and $3.1 billion, respectively, were pledged to meet contractual obligations under derivative contracts and short-term borrowings, of which $302 million and $314 million, respectively, may be sold, pledged or rehypothecated by the counterparty.

As of December 31, 2022 and 2021, fixed maturity securities comprised approximately 92% and 89%, respectively, of Ameriprise Financial investments. Rating agency designations are based on the availability of ratings from Nationally Recognized Statistical Rating Organizations ("NRSROs"), including Moody's Investors Service ("Moody's"), Standard & Poor's Ratings Services ("S&P") and Fitch Ratings Ltd. ("Fitch"). The Company uses the median of available ratings from Moody's, S&P and Fitch, or if fewer than three ratings are available, the lower rating is used. When ratings from Moody's, S&P and Fitch are unavailable, the Company may utilize ratings from other NRSROs or rate the securities internally. As of December 31, 2022 and 2021, the Company's internal analysts rated $270 million and $400 million, respectively, of securities using criteria similar to those used by NRSROs.

A summary of fixed maturity securities by rating was as follows:

Ratings	December 31, 2022			December 31, 2021		
	Amortized Cost	Fair Value	Percent of Total Fair Value	Amortized Cost	Fair Value	Percent of Total Fair Value
	(in millions, except percentages)					
AAA	$ 30,900	$ 28,980	71%	$ 20,563	$ 20,625	64%
AA	1,219	1,249	3	727	898	3
A	2,080	2,097	5	1,775	2,129	7
BBB	8,524	7,890	19	6,495	7,268	23
Below investment grade[(1)]	661	595	2	981	1,130	3
Total fixed maturities	$ 43,384	$ 40,811	100%	$ 30,541	$ 32,050	100%

(1) The amortized cost of below investment grade securities includes interest in non-consolidated CLOs managed by the Company of $1 million as of both December 31, 2022 and 2021 The fair value of below investment grade securities includes interest in non-consolidated CLOs managed by the Company of $1 million and $2 million as of December 31, 2022 and 2021, respectively. These securities are not rated but are included in below investment grade due to their risk characteristics.

As of both December 31, 2022 and 2021, approximately 30% of securities rated AAA were GNMA, FNMA and FHLMC mortgage backed securities. No holdings of any issuer were greater than 10% of the Company's total equity as of both December 31, 2022 and 2021.

The following tables summarize the fair value and gross unrealized losses on Available-for-Sale securities, aggregated by major investment type and the length of time that individual securities have been in a continuous unrealized loss position for which no allowance for credit losses has been recorded:

	December 31, 2022								
	Less than 12 months			12 months or more			Total		
Description of Securities	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses
	(in millions, except number of securities)								
Corporate debt securities	457	$ 5,782	$ (458)	108	$ 1,575	$ (365)	565	$ 7,357	$ (823)
Residential mortgage backed securities	589	9,407	(577)	244	4,076	(813)	833	13,483	(1,390)
Commercial mortgage backed securities	249	3,857	(220)	101	1,802	(219)	350	5,659	(439)
Asset backed securities	145	4,413	(86)	31	977	(72)	176	5,390	(158)
State and municipal obligations	48	134	(16)	27	60	(11)	75	194	(27)
U.S. government and agency obligations	13	566	(1)	—	—	—	13	566	(1)
Foreign government bonds and obligations	11	37	(2)	1	1	—	12	38	(2)
Total	1,512	$ 24,196	$ (1,360)	512	$ 8,491	$ (1,480)	2,024	$ 32,687	$ (2,840)

	December 31, 2021								
	Less than 12 months			12 months or more			Total		
Description of Securities	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses
	(in millions, except number of securities)								
Corporate debt securities	110	$ 2,056	$ (43)	14	$ 81	$ (5)	124	$ 2,137	$ (48)
Residential mortgage backed securities	206	5,808	(48)	56	191	(2)	262	5,999	(50)
Commercial mortgage backed securities	102	2,184	(22)	9	139	(1)	111	2,323	(23)
Asset backed securities	41	1,883	(11)	6	118	—	47	2,001	(11)
State and municipal obligations	26	64	(1)	—	—	—	26	64	(1)
Foreign government bonds and obligations	5	6	—	6	4	(1)	11	10	(1)
Total	490	$ 12,001	$ (125)	91	$ 533	$ (9)	581	$ 12,534	$ (134)

As part of the Company's ongoing monitoring process, management determined that the change in gross unrealized losses on its Available-for-Sale securities for which an allowance for credit losses has not been recognized during the year ended December 31, 2022 is primarily attributable to the impact of higher interest rates and wider credit spreads driven by continued market volatility, with no specific credit concerns. The Company did not recognize these unrealized losses in earnings because it was determined that such losses were due to non-credit factors. The Company does not intend to sell these securities and does not believe that it is more likely than not that the Company will be required to sell these securities before the anticipated recovery of the remaining amortized cost basis. As of December 31, 2022 and 2021, approximately 95% and 96%, respectively, of the total of Available-for-Sale securities with gross unrealized losses were considered investment grade.

The following table presents a rollforward of the allowance for credit losses on Available-for-Sale securities:

	Corporate Debt Securities	Asset Backed Securities	State and Municipal Obligations	Total
	(in millions)			
Balance at January 1, 2020	$ —	$ —	$ —	$ —
Additions for which credit losses were not previously recorded	13	1	—	14
Additional increases (decreases) on securities that had an allowance recorded in a previous period	(3)	—	—	(3)
Balance at December 31, 2020	10	1	—	11
Additions for which credit losses were not previously recorded	—	—	1	1
Charge-offs	(10)	(1)	—	(11)
Balance at December 31, 2021	—	—	1	1
Additions for which credit losses were not previously recorded	20	—	—	20
Additional increases (decreases) on securities that had an allowance recorded in a previous period	—	—	1	1
Balance at December 31, 2022	$ 20	$ —	$ 2	$ 22

Net realized gains and losses on Available-for-Sale securities, determined using the specific identification method, recognized in Net investment income were as follows:

	Years Ended December 31,		
	2022	2021	2020
	(in millions)		
Gross realized investment gains	$ 28	$ 582	$ 25
Gross realized investment losses	(22)	(7)	(3)
Credit losses	(21)	(1)	(11)
Other impairments	(70)	(13)	—
Total	$ (85)	$ 561	$ 11

Credit losses for the year ended December 31, 2022 primarily related to recording an allowance for credit losses on a corporate debt security in the communications industry. Credit losses for the year ended December 31, 2021 primarily related to recording an allowance for credit losses on certain state and municipal securities. Credit losses for the year ended December 31, 2020 primarily related to recording an allowance for credit losses on certain corporate debt securities, primarily in the oil and gas industry. Other impairments for the years ended December 31, 2022 and 2021 related to Available-for-Sale securities which the Company intended to sell.

See Note 20 for a rollforward of net unrealized investment gains (losses) included in AOCI.

Available-for-Sale securities by contractual maturity as of December 31, 2022 were as follows:

	Amortized Cost	Fair Value
	(in millions)	
Due within one year	$ 2,576	$ 2,573
Due after one year through five years	2,506	2,424
Due after five years through 10 years	3,609	3,105
Due after 10 years	4,581	4,530
	13,272	12,632
Residential mortgage backed securities	17,056	15,703
Commercial mortgage backed securities	6,648	6,212
Asset backed securities	6,408	6,264
Total	$ 43,384	$ 40,811

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Residential mortgage backed securities, commercial mortgage backed securities and asset backed securities are not due at a single maturity date. As such, these securities were not included in the maturities distribution.

7. Financing Receivables

Financing receivables are comprised of commercial loans, consumer loans and deposit receivables. See Note 2 for information regarding the Company's accounting policies related to financing receivables and the allowance for credit losses.

Allowance for Credit Losses

The following table presents a rollforward of the allowance for credit losses:

	Commercial Loans	Consumer Loans	Total
	(in millions)		
Balance at December 31, 2019[1]	$ 51	$ —	$ 51
Cumulative effect of adoption of current expected credit losses guidance	2	3	5
Balance at January 1, 2020	53	3	56
Provisions	19	2	21
Charge-offs	(6)	(3)	(9)
Balance at December 31, 2020	66	2	68
Provisions	(13)	2	(11)
Charge-offs	(8)	(2)	(10)
Recoveries	—	1	1
Other	2	—	2
Balance at December 31, 2021	47	3	50
Provisions	10	3	13
Charge-offs	(3)	(1)	(4)
Balance at December 31, 2022	$ 54	$ 5	$ 59

[1] Prior to January 1, 2020, the allowance for credit losses was based on an incurred loss model that did not require estimating expected credit losses over the expected life of the asset.

The decrease in the allowance for credit losses provision for commercial loans in 2021 reflected the sale of certain commercial mortgage loans and syndicated loans in conjunction with the fixed deferred and immediate annuity reinsurance transaction in 2021.

As of December 31, 2022 and 2021, accrued interest on commercial loans was $17 million and $13 million, respectively, and is recorded in Receivables and excluded from the amortized cost basis of commercial loans.

Purchases and Sales

There were no commercial mortgage loans sold for the years ended December 31, 2022 and 2020. During the year ended December 31, 2021, the Company sold $746 million of commercial mortgage loans.

During the years ended December 31, 2022, 2021 and 2020, the Company purchased $67 million, $37 million and $173 million, respectively, of syndicated loans, and sold $1 million, $354 million and $17 million, respectively, of syndicated loans.

During the years ended December 31, 2022, 2021 and 2020, the Company purchased $72 million, $33 million and $22 million, respectively, of residential mortgage loans, and sold nil, $1 million and nil, respectively, of residential mortgage loans. The allowance for credit losses for residential mortgage loans was not material as of both December 31, 2022 and 2021.

The Company has not acquired any loans with deteriorated credit quality as of the acquisition date.

Credit Quality Information

Nonperforming loans were $11 million and $9 million as of December 31, 2022 and 2021, respectively. All other loans were considered to be performing.

Commercial Loans
Commercial Mortgage Loans
The Company reviews the credit worthiness of the borrower and the performance of the underlying properties in order to determine the risk of loss on commercial mortgage loans. Loan-to-value ratio is the primary credit quality indicator included in this review.

Based on this review, the commercial mortgage loans are assigned an internal risk rating, which management updates when credit risk changes. Commercial mortgage loans which management has assigned its highest risk rating were less than 1% of total commercial mortgage loans as of both December 31, 2022 and 2021. Loans with the highest risk rating represent distressed loans which the Company has identified as impaired or expects to become delinquent or enter into foreclosure within the next six months. There were no commercial mortgage loans past due as of both December 31, 2022 and 2021.

The tables below present the amortized cost basis of commercial mortgage loans by the year of origination and loan-to-value ratio:

	December 31, 2022						
Loan-to-Value Ratio	2022	2021	2020	2019	2018	Prior	Total
	(in millions)						
> 100%	$ —	$ —	$ 2	$ 2	$ 3	$ 39	$ 46
80% — 100%	7	9	2	20	8	29	75
60% — 80%	39	87	17	52	9	107	311
40% — 60%	48	89	69	90	57	435	788
< 40%	18	12	30	46	85	471	662
Total	$ 112	$ 197	$ 120	$ 210	$ 162	$ 1,081	$ 1,882

	December 31, 2021						
Loan-to-Value Ratio	2021	2020	2019	2018	2017	Prior	Total
	(in millions)						
> 100%	$ —	$ —	$ 20	$ 10	$ —	$ 29	$ 59
80% — 100%	9	2	9	2	—	29	51
60% — 80%	142	80	60	23	61	138	504
40% — 60%	42	33	86	74	57	401	693
< 40%	11	8	48	6	58	478	609
Total	$ 204	$ 123	$ 223	$ 115	$ 176	$ 1,075	$ 1,916

Loan-to-value ratio is based on income and expense data provided by borrowers at least annually and long-term capitalization rate assumptions based on property type.

In addition, the Company reviews the concentrations of credit risk by region and property type. Concentrations of credit risk of commercial mortgage loans by U.S. region were as follows:

	Loans December 31,		Percentage December 31,	
	2022	**2021**	**2022**	**2021**
	(in millions)			
East North Central	$ 201	$ 194	11%	10%
East South Central	54	57	3	3
Middle Atlantic	114	122	6	6
Mountain	129	119	7	6
New England	23	28	1	2
Pacific	638	627	34	33
South Atlantic	479	497	25	26
West North Central	120	141	6	7
West South Central	124	131	7	7
	1,882	1,916	100%	100%
Less: allowance for credit losses	11	12		
Total	$ 1,871	$ 1,904		

Concentrations of credit risk of commercial mortgage loans by property type were as follows:

	Loans December 31,		Percentage December 31,	
	2022	**2021**	**2022**	**2021**
	(in millions)			
Apartments	$ 495	$ 496	26%	26%
Hotel	14	14	1	1
Industrial	321	319	17	17
Mixed use	66	68	4	3
Office	259	271	14	14
Retail	594	617	31	32
Other	133	131	7	7
	1,882	1,916	100%	100%
Less: allowance for credit losses	11	12		
Total	$ 1,871	$ 1,904		

Syndicated Loans
The recorded investment in syndicated loans as of December 31, 2022 and 2021 was $175 million and $149 million, respectively. The Company's syndicated loan portfolio is diversified across industries and issuers. There were no syndicated loans past due as of both December 31, 2022 and 2021. The Company assigns an internal risk rating to each syndicated loan in its portfolio ranging from 1 through 5, with 5 reflecting the lowest quality.

The tables below present the amortized cost basis of syndicated loans by origination year and internal risk rating:

Internal Risk Rating	December 31, 2022						
	2022	2021	2020	2019	2018	Prior	Total
	(in millions)						
Risk 5	$ 1	$ —	$ —	$ —	$ —	$ —	$ 1
Risk 4	—	—	—	2	—	2	4
Risk 3	—	9	1	6	5	8	29
Risk 2	8	21	7	12	5	28	81
Risk 1	6	9	4	6	13	22	60
Total	$ 15	$ 39	$ 12	$ 26	$ 23	$ 60	$ 175

Internal Risk Rating	December 31, 2021						
	2021	2020	2019	2018	2017	Prior	Total
	(in millions)						
Risk 5	$ —	$ —	$ 1	$ —	$ —	$ —	$ 1
Risk 4	—	—	—	—	1	2	3
Risk 3	—	—	4	5	5	6	20
Risk 2	15	4	12	10	18	12	71
Risk 1	8	3	3	11	16	13	54
Total	$ 23	$ 7	$ 20	$ 26	$ 40	$ 33	$ 149

Financial Advisor Loans

The Company offers loans to financial advisors for transitional cost assistance and practice operations. Repayment of the loan is highly dependent on the retention of the financial advisor. In the event a financial advisor is no longer affiliated with the Company, any unpaid balances become immediately due. Accordingly, the primary risk factor for advisor loans is termination status. The allowance for credit losses related to loans to advisors that have terminated their relationship with the Company was $6 million and $5 million as of December 31, 2022 and 2021, respectively.

The tables below present the amortized cost basis of advisor loans by origination year and termination status:

Termination Status	December 31, 2022						
	2022	2021	2020	2019	2018	Prior	Total
	(in millions)						
Active	$ 359	$ 178	$ 133	$ 99	$ 76	$ 158	$ 1,003
Terminated	—	1	1	2	1	5	10
Total	$ 359	$ 179	$ 134	$ 101	$ 77	$ 163	$ 1,013

Termination Status	December 31, 2021						
	2021	2020	2019	2018	2017	Prior	Total
	(in millions)						
Active	$ 231	$ 184	$ 120	$ 89	$ 116	$ 113	$ 853
Terminated	1	1	—	—	—	6	8
Total	$ 232	$ 185	$ 120	$ 89	$ 116	$ 119	$ 861

Consumer Loans

Credit Card Receivables

The credit cards are co-branded with Ameriprise Financial, Inc. and issued to the Company's customers by a third party. FICO scores and delinquency rates are the primary credit quality indicators for the credit card portfolio. Delinquency rates are measured based on the number of days past due. Credit card receivables over 30 days past due were 1% of total credit card receivables as of both December 31, 2022 and 2021.

The table below presents the amortized cost basis of credit card receivables by FICO score:

	December 31,	
	2022	2021
	(in millions)	
> 800	$ 32	$ 30
750 - 799	27	24
700 - 749	28	25
650 - 699	17	14
< 650	6	5
Total	$ 110	$ 98

Policy Loans

Policy loans do not exceed the cash surrender value at origination. As there is minimal risk of loss related to policy loans, there is no allowance for credit losses.

Margin Loans

The margin loans balance was $1.2 billion as of both December 31, 2022 and 2021. The Company monitors collateral supporting margin loans and requests additional collateral when necessary in order to mitigate the risk of loss. As of both December 31, 2022 and 2021, there was no allowance for credit losses on margin loans.

Pledged Asset Lines of Credit

The pledged asset lines of credit balance was $589 million and $467 million as of December 31, 2022 and 2021, respectively. The Company monitors collateral supporting pledged asset lines of credit and requests additional collateral when necessary in order to mitigate the risk of loss. As of both December 31, 2022 and 2021, there was no allowance for credit losses on pledged asset lines of credit.

Deposit Receivables

Deposit receivables were $7.4 billion and $7.9 billion as of December 31, 2022 and 2021, respectively. Deposit receivables are collateralized by the fair value of the assets held in trusts. Based on management's evaluation of the collateral value relative to the deposit receivables, the allowance for credit losses for deposit receivables was not material as of both December 31, 2022 and 2021.

Troubled Debt Restructurings

There were no loans accounted for as a troubled debt restructuring by the Company during the years ended December 31, 2022, 2021 and 2020. There are no commitments to lend additional funds to borrowers whose loans have been restructured.

8. Reinsurance

The Company reinsures a portion of the insurance risks associated with its traditional life, DI and LTC insurance products through reinsurance agreements with unaffiliated reinsurance companies. RiverSource Life Insurance Company ("RiverSource Life") reinsures 100% of its insurance risk associated with its life contingent immediate annuity policies in force as of June 30, 2021 through a reinsurance agreement with Commonwealth. Policies issued on or after July 1, 2021 and policies issued by RiverSource Life of NY are not subject to this reinsurance agreement.

Reinsurance contracts do not relieve the Company from its primary obligation to policyholders.

The Company generally reinsures 90% of the death benefit liability for new term life insurance policies beginning in 2001 and new individual UL and VUL insurance policies beginning in 2002. Policies issued prior to these dates are not subject to these same reinsurance levels.

However, for IUL policies issued after September 1, 2013 and VUL policies issued after January 1, 2014, the Company generally reinsures 50% of the death benefit liability. Similarly, the Company reinsures 50% of the death benefit and morbidity liabilities related to its UL product with LTC benefits.

The maximum amount of life insurance risk the Company will retain is $10 million on a single life and $10 million on any flexible premium survivorship life policy; however, reinsurance agreements are in place such that retaining more than

$1.5 million of insurance risk on a single life or a flexible premium survivorship life policy is very unusual. Risk on UL and VUL policies is reinsured on a yearly renewable term basis. Risk on most term life policies starting in 2001 is reinsured on a coinsurance basis, a type of reinsurance in which the reinsurer participates proportionally in all material risks and premiums associated with a policy.

For existing LTC policies, the Company has continued ceding 50% of the risk on a coinsurance basis to subsidiaries of Genworth Financial, Inc. ("Genworth") and retains the remaining risk. For RiverSource Life Insurance Co. of New York ("RiverSource Life of NY"), this reinsurance arrangement applies for 1996 and later issues only. Under these agreements, the Company has the right, but never the obligation, to recapture some, or all, of the risk ceded to Genworth.

Generally, the Company retains at most $5,000 per month of risk per life on DI policies sold on policy forms introduced in most states starting in 2007 and reinsures the remainder of the risk on a coinsurance basis with unaffiliated reinsurance companies. The Company retains all risk for new claims on DI contracts sold on other policy forms introduced prior to 2007. The Company also retains all risk on accidental death benefit claims and substantially all risk associated with waiver of premium provisions.

As of December 31, 2022 and 2021, traditional life and UL insurance policies in force were $198.9 billion and $198.6 billion, respectively, of which $146.2 billion and $145.1 billion as of December 31, 2022 and 2021 were reinsured at the respective year ends.

The effect of reinsurance on premiums for the Company's traditional long-duration contracts was as follows:

	Years Ended December 31,		
	2022	**2021**	**2020**
	(in millions)		
Direct premiums	$ 530	$ 490	$ 565
Reinsurance ceded	(224)	(1,361)	(224)
Net premiums	$ 306	$ (871)	$ 341

Cost of insurance and administrative charges for non-traditional long-duration products are reflected in Premiums, policy and contract charges and were net of reinsurance ceded of $165 million, $152 million and $140 million for the years ended December 31, 2022, 2021 and 2020, respectively.

The amount of claims recovered through reinsurance on all contracts was $435 million, $404 million and $400 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Receivables included $4.4 billion and $4.5 billion of reinsurance recoverables as of December 31, 2022 and 2021, respectively, including $2.7 billion and $2.6 billion related to LTC risk ceded to Genworth, respectively.

Policyholder account balances, future policy benefits and claims include $388 million and $413 million related to previously assumed reinsurance arrangements as of December 31, 2022 and 2021, respectively.

9. Goodwill and Other Intangible Assets

Goodwill and intangible assets deemed to have indefinite lives are not amortized but are instead subject to impairment tests. There were nil, nil and $2 million of impairments of indefinite-lived intangible assets recorded for the years ended December 31, 2022, 2021 and 2020, respectively.

The changes in the carrying amount of goodwill reported in the Company's main operating segments were as follows:

	Advice & Wealth Management	Asset Management	Retirement & Protection Solutions	Consolidated
	(in millions)			
Balance at January 1, 2021	$ 279	$ 806	$ 91	$ 1,176
Acquisitions	—	287	—	287
Foreign currency translation	—	(4)	—	(4)
Other adjustments	—	(1)	—	(1)
Balance at December 31, 2021	279	1,088	91	1,458
Foreign currency translation	—	(59)	—	(59)
Other adjustments	—	(10)	—	(10)
Balance at December 31, 2022	$ 279	$ 1,019	$ 91	$ 1,389

On November 8, 2021, the Company completed its acquisition of the European-based asset management business of BMO Financial Group for $973 million, excluding an estimated $7 million reduction due to customary deferred and contingent adjustments. The all-cash transaction added $136 billion of assets under management in EMEA. Goodwill of $287 million arising from acquisition consists largely of the synergies and economies of scale expected from combining the Company's EMEA operations. All goodwill was assigned to the Asset Management segment. During the fourth quarter of 2022, the Company finalized its purchase accounting and measurement period adjustments, reported within Other adjustments above.

In addition to our annual impairment evaluation for goodwill as of July 1, we evaluated goodwill for impairment in the fourth quarter 2022 due to the current macroeconomic conditions and concluded our goodwill was not impaired.

The carrying amount of indefinite-lived intangible assets consisted of the following:

	December 31,	
	2022	2021
	(in millions)	
Customer contracts	$ 837	$ 848
Trade names	67	69
Total	$ 904	$ 917

Definite-lived intangible assets consisted of the following:

	December 31, 2022			December 31, 2021		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in millions)					
Customer relationships	$ 265	$ (174)	$ 91	$ 254	$ (163)	$ 91
Contracts	222	(210)	12	235	(217)	18
Other	295	(206)	89	272	(188)	84
Total	$ 782	$ (590)	$ 192	$ 761	$ (568)	$ 193

The aggregate amortization expense for definite-lived intangible assets during the years ended December 31, 2022, 2021 and 2020 was $45 million, $34 million and $31 million, respectively. In 2022, 2021 and 2020, the Company did not record any impairment charges on definite-lived intangible assets.

Estimated intangible amortization expense as of December 31, 2022 for the next five years is as follows:

	(in millions)
2023	$ 42
2024	31
2025	26
2026	21
2027	13

10. Deferred Acquisition Costs and Deferred Sales Inducement Costs

Management updates market-related inputs on a quarterly basis and implements model changes related to the living benefit valuation. In addition, management conducts its annual review of life insurance and annuity valuation assumptions relative to current experience and management expectations including modeling changes. These aforementioned changes are collectively referred to as unlocking. The impact of unlocking to DAC for the year ended December 31, 2022 primarily reflected a $49 million increase from lower surrenders on variable annuities with living benefits and UL and VUL insurance products partially offset by a $27 million decrease from updating mortality assumptions for variable annuities and a $13 million decrease from updating the discount rate for variable annuities. The impact of unlocking to DAC for the year ended December 31, 2021 primarily reflected a favorable impact from lower surrenders on variable annuities with living benefits and UL and VUL insurance products. The impact of unlocking to DAC for the year ended December 31, 2020 primarily reflected updates to interest rate assumptions, partially offset by a favorable impact from lower surrenders on annuity contracts with a withdrawal benefit.

The balances of and changes in DAC were as follows:

	2022	2021	2020
	(in millions)		
Balance at January 1	$ 2,782	$ 2,532	$ 2,698
Capitalization of acquisition costs	197	280	228
Amortization	(216)	(184)	(177)
Amortization, impact of valuation assumptions review	8	60	(100)
Impact of change in net unrealized (gains) losses on securities	389	94	(117)
Balance at December 31	$ 3,160	$ 2,782	$ 2,532

The balances of and changes in DSIC, which is included in Other assets, were as follows:

	2022	2021	2020
	(in millions)		
Balance at January 1	$ 189	$ 189	$ 218
Capitalization of sales inducement costs	1	1	1
Amortization	(24)	(16)	(13)
Amortization, impact of valuation assumptions review	2	2	(16)
Impact of change in net unrealized (gains) losses on securities	15	13	(1)
Balance at December 31	$ 183	$ 189	$ 189

11. Policyholder Account Balances, Future Policy Benefits and Claims and Separate Account Liabilities

Policyholder account balances, future policy benefits and claims consisted of the following:

	December 31,	
	2022	2021
	(in millions)	
Policyholder account balances		
Fixed annuities[1]	$ 7,596	$ 8,117
Variable annuity fixed sub-accounts	4,779	4,990
UL/VUL insurance	3,070	3,103
IUL insurance	2,654	2,534
Structured variable annuities	6,383	4,440
Other life insurance	524	563
Total policyholder account balances	25,006	23,747
Future policy benefits		
Variable annuity GMWB	1,853	2,336
Variable annuity GMAB[2]	35	(23)
Other annuity liabilities[3]	267	67
Fixed annuity life contingent liabilities	1,205	1,278
Life and DI insurance	1,096	1,139
LTC insurance	5,173	5,664
UL/VUL and other life insurance additional liabilities	1,169	1,291
Total future policy benefits	10,798	11,752
Policy claims and other policyholders' funds	263	251
Total policyholder account balances, future policy benefits and claims	$ 36,067	$ 35,750

[1] Includes fixed deferred annuities, non-life contingent fixed payout annuities and fixed deferred indexed annuity host contracts.

[2] Includes the fair value of GMAB embedded derivatives that was a net asset as of December 31, 2021 reported as a contra liability.

[3] Includes the fair value of the structured variable annuity embedded derivatives that was a net asset as of December 31, 2022 reported as a contra liability.

Fixed Annuities

Fixed annuities include deferred, payout and fixed deferred indexed annuity contracts. In 2020, the Company discontinued sales of fixed deferred and fixed deferred indexed annuities.

Deferred contracts offer a guaranteed minimum rate of interest and security of the principal invested. Payout contracts guarantee a fixed income payment for life or the term of the contract. Liabilities for fixed annuities in a benefit or payout status are based on future estimated payments using established industry mortality tables and interest rates, ranging from 2.23% to 9.38% as of December 31, 2022, depending on year of issue, with an average rate of approximately 3.62%. The Company generally invests the proceeds from the annuity contracts in fixed rate securities.

The Company's equity indexed annuity ("EIA") product is a single premium fixed deferred annuity. The Company discontinued new sales of EIAs in 2007. This annuity has a minimum interest rate guarantee of 3% on 90% of the initial premium, adjusted for any surrenders. The Company generally invests the proceeds from the annuity contracts in fixed rate securities and hedges the equity risk with derivative instruments.

The Company's fixed index annuity product is a fixed annuity that includes an indexed account. The rate of interest credited above the minimum guarantee for funds allocated to the indexed account is linked to the performance of the specific index for the indexed account (subject to a cap). The contractholder could allocate all or a portion of the policy value to a fixed or indexed account. The portion of the policy allocated to the indexed account is accounted for as an embedded derivative. The Company hedges the interest credited rate including equity and interest rate risk related to the indexed account with derivative instruments. The contractholder could choose to add a GMWB for life rider for an additional fee.

See Note 17 for additional information regarding the Company's derivative instruments used to hedge the risk related to indexed annuities.

Variable Annuities
Purchasers of variable annuities can select from a variety of investment options and can elect to allocate a portion to a fixed account. A vast majority of the premiums received for variable annuity contracts are held in separate accounts where the assets are held for the exclusive benefit of those contractholders.

See Note 2 and Note 12 for information regarding the Company's variable annuity guarantees. See Note 15 and Note 17 for additional information regarding the Company's derivative instruments used to hedge risks related to GMWB, GMAB and GMDB provisions. The Company does not currently hedge its risk under the GGU and GMIB provisions.

Structured Variable Annuities
The Company offers structured variable annuities which give contractholders the option to allocate a portion of their account value to an indexed account with the contractholder's rate of return, which may be positive or negative, tied to selected indices. The portion of the policy allocated to the indexed account is accounted for as an embedded derivative.

Insurance Liabilities
UL/VUL is the largest group of insurance policies written by the Company. Purchasers of UL accumulate cash value that increases by a fixed interest rate. Purchasers of VUL can select from a variety of investment options and can elect to allocate a portion to a fixed account or a separate account. A vast majority of the premiums received for VUL policies are held in separate accounts where the assets are held for the exclusive benefit of those policyholders.

IUL is a UL policy that includes an indexed account. The rate of credited interest above the minimum guarantee for funds allocated to the indexed account is linked to the performance of the specific index for the indexed account (subject to stated account parameters, which include a cap and floor, or a spread). The policyholder may allocate all or a portion of the policy value to a fixed or any available indexed account. The portion of the policy allocated to the indexed account is accounted for as an embedded derivative at fair value. The Company hedges the interest credited rate including equity and interest rate risk related to the indexed account with derivative instruments. See Note 17 for additional information regarding the Company's derivative instruments used to hedge the risk related to IUL.

The Company also offers term life insurance as well as DI products. The Company no longer offers standalone LTC products and whole life insurance but has in force policies from prior years.

Insurance liabilities include accumulation values, incurred but not reported claims, obligations for anticipated future claims, unpaid reported claims and claim adjustment expenses.

The liability for estimates of benefits that will become payable on future claims on term life, whole life and DI policies is based on the net level premium and LTC policies is based on a gross premium valuation reflecting management's current best estimate assumptions. Both include the anticipated interest rates earned on assets supporting the liability. Anticipated interest rates for term and whole life ranged from 2.25% to 10% as of December 31, 2022. Anticipated interest rates for DI policies ranged from 4% to 7.5% as of December 31, 2022 and for LTC policies ranged from 5% to 5.7% as of December 31, 2022.

The liability for unpaid reported claims on DI and LTC policies includes an estimate of the present value of obligations for continuing benefit payments. The discount rates used to calculate present values are based on average interest rates earned on assets supporting the liability for unpaid amounts and were 4.5% and 5.95% for DI and LTC claims, respectively, as of December 31, 2022.

Portions of the Company's UL and VUL policies have product features that result in profits followed by losses from the insurance component of the policy. These profits followed by losses can be generated by the cost structure of the product or secondary guarantees in the policy. The secondary guarantee ensures that, subject to specified conditions, the policy will not terminate and will continue to provide a death benefit even if there is insufficient policy value to cover the monthly deductions and charges.

Separate Account Liabilities

Separate account liabilities consisted of the following:

	December 31,			
	2022		**2021**	
	(in millions)			
Variable annuity	$	63,223	$	82,862
VUL insurance		7,628		9,343
Other insurance		25		33
Threadneedle investment liabilities		3,086		5,253
Total	$	73,962	$	97,491

Threadneedle Investment Liabilities

Threadneedle provides a range of unitized pooled pension funds, which invest in property, stocks, bonds and cash. The investments are selected by the clients and are based on the level of risk they are willing to assume. All investment performance, net of fees, is passed through to the investors. The value of the liabilities represents the fair value of the pooled pension funds.

12. Variable Annuity and Insurance Guarantees

Most of the variable annuity contracts issued by the Company contain one or more GMDB or GGU provisions. The Company discontinued most new sales of GMWB and GMAB by the end of 2021 and new sales were completely discontinued as of mid-2022. The Company also previously offered contracts containing GMIB provisions. See Note 2 and Note 11 for additional information regarding the Company's variable annuity guarantees.

The GMDB and GGU provisions provide a specified minimum return upon death of the contractholder. The death benefit payable is the greater of (i) the contract value less any purchase payment credits subject to recapture less a pro-rata portion of any rider fees, or (ii) the GMDB provisions specified in the contract. The Company has the following primary GMDB provisions:

- Return of premium — provides purchase payments minus adjusted partial surrenders.

- Reset — provides that the value resets to the account value every sixth contract anniversary minus adjusted partial surrenders. This provision was often provided in combination with the return of premium provision and is no longer offered.

- Ratchet — provides that the value ratchets up to the maximum account value at specified anniversary intervals, plus subsequent purchase payments less adjusted partial surrenders.

The variable annuity contracts with GMWB riders typically have account values that are based on an underlying portfolio of mutual funds, the values of which fluctuate based on fund performance. At contract issue, the guaranteed amount is equal to the amount deposited but the guarantee may be increased annually to the account value (a "step-up") in the case of favorable market performance or by a benefit credit if the contract includes this provision.

The Company has GMWB riders in force, which contain one or more of the following provisions:

- Withdrawals at a specified rate per year until the amount withdrawn is equal to the guaranteed amount.

- Withdrawals at a specified rate per year for the life of the contractholder ("GMWB for life").

- Withdrawals at a specified rate per year for joint contractholders while either is alive.

- Withdrawals based on performance of the contract.

- Withdrawals based on the age withdrawals begin.

- Credits are applied annually for a specified number of years to increase the guaranteed amount as long as withdrawals have not been taken.

Variable annuity contractholders age 79 or younger at contract issue could obtain a principal-back guarantee by purchasing the optional GMAB rider for an additional charge. The GMAB rider guarantees that, regardless of market performance at the end of the 10-year waiting period, the contract value will be no less than the original investment or a specified percentage

of the highest anniversary value, adjusted for withdrawals. If the contract value is less than the guarantee at the end of the 10-year period, a lump sum will be added to the contract value to make the contract value equal to the guarantee value.

Certain UL policies provide secondary guarantee benefits. The secondary guarantee ensures that, subject to specified conditions, the policy will not terminate and will continue to provide a death benefit even if there is insufficient policy value to cover the monthly deductions and charges.

The following table provides information related to variable annuity guarantees for which the Company has established additional liabilities:

Variable Annuity Guarantees by Benefit Type[1]	December 31, 2022				December 31, 2021			
	Total Contract Value	Contract Value in Separate Accounts	Net Amount at Risk	Weighted Average Attained Age	Total Contract Value	Contract Value in Separate Accounts	Net Amount at Risk	Weighted Average Attained Age
	(in millions, except age)							
GMDB:								
Return of premium	$ 53,608	$ 51,993	$ 886	69	$ 70,020	$ 68,145	$ 6	69
Five/six-year reset	6,776	4,165	178	69	8,309	5,612	6	68
One-year ratchet	4,782	4,486	784	72	6,177	5,858	13	71
Five-year ratchet	1,096	1,048	70	68	1,438	1,386	1	68
Other	996	982	244	75	1,302	1,286	38	74
Total — GMDB	$ 67,258	$ 62,674	$ 2,162	69	$ 87,246	$ 82,287	$ 64	69
GGU death benefit	$ 1,016	$ 961	$ 140	72	$ 1,260	$ 1,198	$ 184	72
GMIB	$ 134	$ 121	$ 13	72	$ 184	$ 170	$ 4	71
GMWB:								
GMWB	$ 1,386	$ 1,382	$ 25	75	$ 1,900	$ 1,895	$ 1	75
GMWB for life	39,720	39,717	3,099	69	52,387	52,334	187	69
Total — GMWB	$ 41,106	$ 41,099	$ 3,124	69	$ 54,287	$ 54,229	$ 188	69
GMAB	$ 1,388	$ 1,388	$ 126	62	$ 2,005	$ 2,005	$ —	62

[1] Individual variable annuity contracts may have more than one guarantee and therefore may be included in more than one benefit type. Variable annuity contracts for which the death benefit equals the account value are not shown in this table.

The net amount at risk for GMDB, GGU and GMAB is defined as the current guaranteed benefit amount in excess of the current contract value. The net amount at risk for GMIB is defined as the greater of the present value of the minimum guaranteed annuity payments less the current contract value or zero. The net amount at risk for GMWB is defined as the greater of the present value of the minimum guaranteed withdrawal payments less the current contract value or zero.

The following table provides information related to insurance guarantees for which the Company has established additional liabilities:

	December 31, 2022		December 31, 2021	
	Net Amount at Risk	Weighted Average Attained Age	Net Amount at Risk	Weighted Average Attained Age
	(in millions, except age)			
UL secondary guarantees	$ 6,456	69	$ 6,564	68
Structured variable annuity GMDB	$ 446	64	$ 3	63

The net amount at risk for UL secondary guarantees and structured variable annuity GMDB is defined as the current guaranteed death benefit amount in excess of the current policyholder account balance.

Changes in additional liabilities (contra liabilities) for variable annuity and insurance guarantees were as follows:

	GMDB & GGU	GMIB	GMWB[1]	GMAB[1]	UL
			(in millions)		
Balance at January 1, 2020	$ 16	$ 7	$ 1,462	$ (39)	$ 758
Incurred claims	15	—	1,587	40	209
Paid claims	(7)	(1)	—	—	(51)
Balance at December 31, 2020	24	6	3,049	1	916
Incurred claims	17	—	(713)	(24)	140
Paid claims	(5)	(1)	—	—	(36)
Balance at December 31, 2021	36	5	2,336	(23)	1,020
Incurred claims	36	1	(483)	58	127
Paid claims	(22)	—	—	—	(51)
Balance at December 31, 2022	$ 50	$ 6	$ 1,853	$ 35	$ 1,096

[1] The incurred claims for GMWB and GMAB include the change in the fair value of the liabilities (contra liabilities) less paid claims.

The liabilities for guaranteed benefits are supported by general account assets.

The following table summarizes the distribution of separate account balances by asset type for variable annuity contracts providing guaranteed benefits:

	December 31,	
	2022	2021
	(in millions)	
Mutual funds:		
Equity	$ 36,800	$ 49,183
Bond	19,946	24,998
Other	5,947	8,316
Total mutual funds	$ 62,693	$ 82,497

No gains or losses were recognized on assets transferred to separate accounts for the years ended December 31, 2022, 2021 and 2020.

13. Customer Deposits

Customer deposits consisted of the following:

	December 31,	
	2022	2021
	(in millions)	
Fixed rate certificates	$ 9,080	$ 4,995
Stock market certificates	217	287
Stock market embedded derivatives	4	4
Other	12	15
Less: accrued interest classified in Other liabilities	(12)	(5)
Total investment certificate reserves	9,301	5,296
Banking and brokerage deposits	21,474	14,931
Total	$ 30,775	$ 20,227

Investment Certificates

The Company offers fixed rate investment certificates primarily in amounts ranging from $1 thousand to $2 million with interest crediting rate terms ranging from 3 to 36 months. Investment certificates may be purchased either with a lump sum payment or installment payments. Certificate owners are entitled to receive a fixed sum at either maturity or upon

demand depending on the type of certificate. Payments from certificate owners are credited to investment certificate reserves, which generally accumulate interest at specified percentage rates. Certain investment certificates allow for a surrender charge on premature surrenders. Reserves for certificates that do not allow for a surrender charge were $2.2 billion and $2.7 billion as of December 31, 2022 and 2021, respectively. The Company generally invests the proceeds from investment certificates in fixed and variable rate securities. The interest paid to certificate owners is included in Banking and deposit interest expense.

Certain investment certificate products have returns tied to the performance of equity markets. The Company guarantees the principal for purchasers who hold the certificate for the full term and purchasers may participate in increases in the stock market based on the S&P 500® Index, up to a maximum return. Purchasers can choose 100% participation in the market index up to the cap or 25% participation plus fixed interest with a combined total up to the cap. Current first term certificates have maximum returns of 0.85% to 4.40%, depending on the term length. The equity component of these certificates is considered an embedded derivative and is accounted for separately. See Note 17 for additional information about derivative instruments used to economically hedge the equity price risk related to the Company's stock market certificates.

Banking and Brokerage Deposits

Banking and brokerage deposits are amounts due on demand to customers related to free credit balances, funds deposited by customers and funds accruing to customers as a result of trades or contracts. The Company pays interest on certain customer credit balances and the interest is included in Banking and deposit interest expense.

14. Debt

The balances and stated interest rates of outstanding debt of Ameriprise Financial were as follows:

	Outstanding Balance December 31,		Stated Interest Rate December 31,	
	2022	2021	2022	2021
	(in millions)			
Long-term debt:				
Senior notes due 2022	$ —	$ 500	—%	3.0%
Senior notes due 2023	750	750	4.0	4.0
Senior notes due 2024	550	550	3.7	3.7
Senior notes due 2025	500	500	3.0	3.0
Senior notes due 2026	500	500	2.9	2.9
Senior notes due 2032	500	—	4.5	—
Finance lease liabilities	30	40	N/A	N/A
Other[1]	(9)	(8)	N/A	N/A
Total long-term debt	2,821	2,832		
Short-term borrowings:				
Federal Home Loan Bank ("FHLB") advances	201	200	4.6%	0.3%
Total	$ 3,022	$ 3,032		

[1] Includes adjustments for net unamortized discounts, debt issuance costs and other lease obligations.

N/A Not Applicable

Long-Term Debt

The Company's senior notes may be redeemed, in whole or in part, at any time prior to maturity at a price equal to the greater of the principal amount and the present value of remaining scheduled payments, discounted to the redemption date, plus accrued interest.

The Company repaid $500 million principal amount of its 3.0% senior notes at maturity on March 22, 2022.

On May 13, 2022, the Company issued $500 million of 4.5% unsecured senior notes due May 13, 2032 and incurred debt issuance costs of $5 million. Interest payments are due semi-annually in arrears on May 13 and November 13, which commenced on November 13, 2022.

Short-Term Borrowings

The Company's life insurance and bank subsidiaries are members of the FHLB of Des Moines which provides access to collateralized borrowings. The Company has pledged Available-for-Sale securities consisting of commercial mortgage backed securities and residential mortgage backed securities as collateral to access these borrowings. The fair value of the securities pledged is recorded in Investments and was $1.2 billion of commercial mortgage backed securities as of both December 31, 2022 and 2021, and $479 million and $581 million of residential mortgage backed securities as of December 31, 2022 and 2021, respectively. The remaining maturity of outstanding FHLB advances was less than three months as of both December 31, 2022 and 2021. The stated interest rate of the FHLB advances is a weighted average annualized interest rate on the outstanding borrowings as of the balance sheet date.

In June 2021, the Company entered into an amended and restated credit agreement that provides for an unsecured revolving credit facility of up to $1.0 billion that expires in June 2026. Under the terms of the credit agreement for the facility, the Company may increase the amount of this facility up to $1.25 billion upon satisfaction of certain approval requirements. As of both December 31, 2022 and 2021, the Company had no borrowings outstanding and $1 million of letters of credit issued against the facility. The Company's credit facility contains various administrative, reporting, legal and financial covenants. The Company was in compliance with all such covenants as of both December 31, 2022 and 2021.

American Enterprise Investment Services, Inc. ("AEIS"), a subsidiary of the Company, has credit agreements for uncommitted lines of credit with third party financial institutions, having a combined credit limit of $500 million. As of both December 31, 2022 and 2021, AEIS had no borrowings outstanding.

15. Fair Values of Assets and Liabilities

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are defined as follows:

Level 1 Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following tables present the balances of assets and liabilities of Ameriprise Financial measured at fair value on a recurring basis (See Note 5 for the balances of assets and liabilities for consolidated investment entities):

| | December 31, 2022 | | | |
	Level 1	Level 2	Level 3	Total
	(in millions)			
Assets				
Cash equivalents	$ 1,268	$ 3,835	$ —	$ 5,103
Available-for-Sale securities:				
Corporate debt securities	—	9,293	405	9,698
Residential mortgage backed securities	—	15,703	—	15,703
Commercial mortgage backed securities	—	6,212	—	6,212
Asset backed securities	—	6,258	6	6,264
State and municipal obligations	—	797	—	797
U.S. government and agency obligations	2,079	—	—	2,079
Foreign government bonds and obligations	—	41	—	41
Other securities	—	17	—	17
Total Available-for-Sale securities	2,079	38,321	411	40,811
Investments at net asset value ("NAV")				9[1]
Trading and other securities	211	16	—	227
Separate account assets at NAV				73,962[1]
Investments and cash equivalents segregated for regulatory purposes	646	—	—	646
Receivables:				
Fixed deferred indexed annuity ceded embedded derivatives	—	—	48	48
Other assets:				
Interest rate derivative contracts	7	260	—	267
Equity derivative contracts	129	2,575	—	2,704
Credit derivative contracts	—	13	—	13
Foreign exchange derivative contracts	—	36	—	36
Total other assets	136	2,884	—	3,020
Total assets at fair value	$ 4,340	$ 45,056	$ 459	$ 123,826
Liabilities				
Policyholder account balances, future policy benefits and claims:				
Fixed deferred indexed annuity embedded derivatives	$ —	$ 3	$ 44	$ 47
IUL embedded derivatives	—	—	739	739
GMWB and GMAB embedded derivatives	—	—	608	608[2]
Structured variable annuity embedded derivatives	—	—	(137)	(137)[3]
Total policyholder account balances, future policy benefits and claims	—	3	1,254	1,257[4]
Customer deposits	—	4	—	4
Other liabilities:				
Interest rate derivative contracts	4	351	—	355
Equity derivative contracts	139	2,238	—	2,377
Credit derivative contracts	—	2	—	2
Foreign exchange derivative contracts	6	8	—	14
Other	205	5	62	272
Total other liabilities	354	2,604	62	3,020
Total liabilities at fair value	$ 354	$ 2,611	$ 1,316	$ 4,281

	December 31, 2021			
	Level 1	Level 2	Level 3	Total
	(in millions)			
Assets				
Cash equivalents	$ 2,341	$ 3,478	$ —	$ 5,819
Available-for-Sale securities:				
Corporate debt securities	—	9,430	502	9,932
Residential mortgage backed securities	—	10,944	—	10,944
Commercial mortgage backed securities	—	4,951	35	4,986
Asset backed securities	—	3,647	7	3,654
State and municipal obligations	—	1,092	—	1,092
U.S. government and agency obligations	1,301	—	—	1,301
Foreign government bonds and obligations	—	92	—	92
Other securities	—	49	—	49
Total Available-for-Sale securities	1,301	30,205	544	32,050
Investments at NAV				11[1]
Trading and other securities	217	25	—	242
Separate account assets at NAV				97,491[1]
Investments and cash equivalents segregated for regulatory purposes	600	—	—	600
Receivables:				
Fixed deferred indexed annuity ceded embedded derivatives	—	—	59	59
Other assets:				
Interest rate derivative contracts	1	1,251	—	1,252
Equity derivative contracts	158	4,135	—	4,293
Credit derivative contracts	—	9	—	9
Foreign exchange derivative contracts	1	19	—	20
Total other assets	160	5,414	—	5,574
Total assets at fair value	$ 4,619	$ 39,122	$ 603	$ 141,846
Liabilities				
Policyholder account balances, future policy benefits and claims:				
Fixed deferred indexed annuity embedded derivatives	$ —	$ 5	$ 56	$ 61
IUL embedded derivatives	—	—	905	905
GMWB and GMAB embedded derivatives	—	—	1,486	1,486[5]
Structured variable annuity embedded derivatives	—	—	406	406
Total policyholder account balances, future policy benefits and claims	—	5	2,853	2,858[6]
Customer deposits	—	4	—	4
Other liabilities:				
Interest rate derivative contracts	1	467	—	468
Equity derivative contracts	101	3,653	—	3,754
Foreign exchange derivative contracts	1	—	—	1
Other	212	4	61	277
Total other liabilities	315	4,124	61	4,500
Total liabilities at fair value	$ 315	$ 4,133	$ 2,914	$ 7,362

[1] Amounts are comprised of certain financial instruments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient and have not been classified in the fair value hierarchy.

[2] The fair value of the GMWB and GMAB embedded derivatives included $911 million of individual contracts in a liability position and $303 million of individual contracts in an asset position (recorded as a contra liability) as of December 31, 2022.

[3] The fair value of the structured variable annuity embedded derivatives was a net asset as of December 31, 2022 and the amount is presented as a contra liability.

[4] The Company's adjustment for nonperformance risk resulted in a $510 million cumulative decrease to the embedded derivatives as of December 31, 2022.

[5] The fair value of the GMWB and GMAB embedded derivatives included $1.6 billion of individual contracts in a liability position and $133 million of individual contracts in an asset position (recorded as a contra liability) as of December 31, 2021.

[6] The Company's adjustment for nonperformance risk resulted in a $598 million cumulative decrease to the embedded derivatives as of December 31, 2021.

The following tables provide a summary of changes in Level 3 assets and liabilities of Ameriprise Financial measured at fair value on a recurring basis:

	Available-for-Sale Securities					Receivables
	Corporate Debt Securities	Residential Mortgage Backed Securities	Commercial Mortgage Backed Securities	Asset Backed Securities	Total	Fixed Deferred Indexed Annuity Ceded Embedded Derivatives
	(in millions)					
Balance at January 1, 2022	$ 502	$ —	$ 35	$ 7	$ 544	$ 59
Total gains (losses) included in:						
Net income	(1)	—	—	—	(1)[1]	(8)
Other comprehensive income (loss)	(44)	(4)	—	(1)	(49)	—
Purchases	39	389	112	32	572	—
Settlements	(91)	—	—	—	(91)	(3)
Transfers out of Level 3	—	(385)	(147)	(32)	(564)	—
Balance at December 31, 2022	$ 405	$ —	$ —	$ 6	$ 411	$ 48
Changes in unrealized gains (losses) in net income relating to assets held at December 31, 2022	$ (1)	$ —	$ —	$ —	$ (1)[1]	$ —
Changes in unrealized gains (losses) in other comprehensive income (loss) relating to assets held at December 31, 2022	$ (42)	$ —	$ —	$ (1)	$ (43)	$ —

	Policyholder Account Balances, Future Policy Benefits and Claims					
	Fixed Deferred Indexed Annuity Embedded Derivatives	IUL Embedded Derivatives	GMWB and GMAB Embedded Derivatives	Structured Variable Annuity Embedded Derivatives	Total	Other Liabilities
	(in millions)					
Balance at January 1, 2022	$ 56	$ 905	$ 1,486	$ 406	$ 2,853	$ 61
Total (gains) losses included in:						
Net income	(9)[2]	(105)[2]	(1,127)[3]	(633)[3]	(1,874)	—[4]
Other comprehensive income (loss)	—	—	—	—	—	(3)
Issues	—	51	350	90	491	37
Settlements	(3)	(112)	(101)	—	(216)	(33)
Balance at December 31, 2022	$ 44	$ 739	$ 608	$ (137)[5]	$ 1,254	$ 62
Changes in unrealized (gains) losses in net income relating to liabilities held at December 31, 2022	$ —	$ (105)[2]	$ (1,098)[3]	$ (633)[3]	$ (1,836)	$ —

	Available-for-Sale Securities					Receivables
	Corporate Debt Securities	Residential Mortgage Backed Securities	Commercial Mortgage Backed Securities	Asset Backed Securities	Total	Fixed Deferred Indexed Annuity Ceded Embedded Derivatives
	(in millions)					
Balance at January 1, 2021	$ 772	$ 9	$ —	$ 32	$ 813	$ —
Total gains (losses) included in:						
Net income	(1)	—	—	—	(1)[1]	3
Other comprehensive income (loss)	(10)	—	—	—	(10)	—
Purchases	108	78	35	—	221	—
Sales	—	—	—	(1)	(1)	—
Issues	—	—	—	—	—	57
Settlements	(119)	—	—	(2)	(121)	(1)
Transfers into Level 3	168	—	—	2	170	—
Transfers out of Level 3	(416)	(87)	—	(24)	(527)	—
Balance at December 31, 2021	$ 502	$ —	$ 35	$ 7	$ 544	$ 59
Changes in unrealized gains (losses) in net income relating to assets held at December 31, 2021	$ (1)	$ —	$ —	$ (1)	$ (2)[1]	$ —
Changes in unrealized gains (losses) in other comprehensive income (loss) relating to assets held at December 31, 2021	$ (8)	$ —	$ —	$ 1	$ (7)	$ —

	Policyholder Account Balances, Future Policy Benefits and Claims					
	Fixed Deferred Indexed Annuity Embedded Derivatives	IUL Embedded Derivatives	GMWB and GMAB Embedded Derivatives	Structured Variable Annuity Embedded Derivatives	Total	Other Liabilities
	(in millions)					
Balance at January 1, 2021	$ 49	$ 935	$ 2,316	$ 70	$ 3,370	$ 43
Total (gains) losses included in:						
Net income	10[2]	68[2]	(1,344)[3]	393[3]	(873)	(13)[4]
Issues	—	—	369	(28)	341	45
Settlements	(3)	(98)	145	(29)	15	(14)
Balance at December 31, 2021	$ 56	$ 905	$ 1,486	$ 406	$ 2,853	$ 61
Changes in unrealized (gains) losses in net income relating to liabilities held at December 31, 2021	$ —	$ 68[2]	$ (1,299)[3]	$ —	$ (1,231)	$ —

120

	Available-for-Sale Securities			
	Corporate Debt Securities	Residential Mortgage Backed Securities	Asset Backed Securities	Total
	(in millions)			
Balance at January 1, 2020	$ 750	$ 17	$ 19	$ 786
Total gains (losses) included in:				
Net income	(1)	—	—	(1)[1]
Other comprehensive income (loss)	15	1	(1)	15
Purchases	62	220	—	282
Settlements	(54)	—	—	(54)
Transfers into Level 3	—	—	14	14
Transfers out of Level 3	—	(229)	—	(229)
Balance at December 31, 2020	$ 772	$ 9	$ 32	$ 813
Changes in unrealized gains (losses) in net income relating to assets held at December 31, 2020	$ (1)	$ —	$ (1)	$ (2)[1]
Changes in unrealized gains (losses) in other comprehensive income (loss) relating to assets held at December 31, 2020	$ 16	$ 1	$ (1)	$ 16

	Policyholder Account Balances, Future Policy Benefits and Claims					
	Fixed Deferred Indexed Annuity Embedded Derivatives	IUL Embedded Derivatives	GMWB and GMAB Embedded Derivatives	Structured Variable Annuity Embedded Derivatives	Total	Other Liabilities
	(in millions)					
Balance at January 1, 2020	$ 43	$ 881	$ 763	$ —	$ 1,687	$ 44
Total (gains) losses included in:						
Net income	4[2]	76[2]	1,152[3]	91[3]	1,323	(12)[4]
Issues	3	61	362	(21)	405	20
Settlements	(1)	(83)	39	—	(45)	(9)
Balance at December 31, 2020	$ 49	$ 935	$ 2,316	$ 70	$ 3,370	$ 43
Changes in unrealized (gains) losses in net income relating to liabilities held at December 31, 2020	$ —	$ 76[2]	$ 1,206[3]	$ —	$ 1,282	$ —

[1] Included in Net investment income.

[2] Included in Interest credited to fixed accounts.

[3] Included in Benefits, claims, losses and settlement expenses.

[4] Included in General and administrative expense.

[5] The fair value of the structured variable annuity embedded derivatives was a net asset as of December 31, 2022 and the amount is presented as a contra liability.

The increase (decrease) to pretax income of the Company's adjustment for nonperformance risk on the fair value of its embedded derivatives was $(50) million, $(92) million and $196 million, net of DAC, DSIC, unearned revenue amortization and the reinsurance accrual, for the years ended December 31, 2022, 2021 and 2020, respectively.

Securities transferred from Level 3 primarily represent securities with fair values that are now obtained from a third-party pricing service with observable inputs or fair values that were included in an observable transaction with a market participant. Securities transferred to Level 3 represent securities with fair values that are now based on a single non-binding broker quote.

The following tables provide a summary of the significant unobservable inputs used in the fair value measurements developed by the Company or reasonably available to the Company of Level 3 assets and liabilities:

December 31, 2022

	Fair Value (in millions)	Valuation Technique	Unobservable Input	Range	Weighted Average
Corporate debt securities (private placements)	$ 404	Discounted cash flow	Yield/spread to U.S. Treasuries[1]	1.1% – 2.3%	1.4%
Asset backed securities	$ 1	Discounted cash flow	Annual short-term default rate[2]	0.8%	0.8%
			Annual long-term default rate[2]	3.5%	3.5%
			Discount rate	27.0%	27.0%
			Constant prepayment rate	10.0%	10.0%
			Loss recovery	63.6%	63.6%
Fixed deferred indexed annuity ceded embedded derivatives	$ 48	Discounted cash flow	Surrender rate[3]	0.0% – 66.8%	1.4%
Fixed deferred indexed annuity embedded derivatives	$ 44	Discounted cash flow	Surrender rate[3]	0.0% – 66.8%	1.4%
			Nonperformance risk[4]	95 bps	95 bps
IUL embedded derivatives	$ 739	Discounted cash flow	Nonperformance risk[4]	95 bps	95 bps
GMWB and GMAB embedded derivatives	$ 608	Discounted cash flow	Utilization of guaranteed withdrawals[5][6]	0.0% – 48.0%	11.0%
			Surrender rate[3]	0.1% – 55.7%	3.4%
			Market volatility[7][8]	5.0% – 17.4%	11.7%
			Nonperformance risk[4]	95 bps	95 bps
Structured variable annuity embedded derivatives	$ (137)[10]	Discounted cash flow	Surrender rate[3]	0.8% – 40.0%	0.9%
			Nonperformance risk[4]	95 bps	95 bps
Contingent consideration liabilities	$ 62	Discounted cash flow	Discount rate[9]	0.0% – 10.5%	3.3%

December 31, 2021

	Fair Value (in millions)	Valuation Technique	Unobservable Input	Range	Weighted Average
Corporate debt securities (private placements)	$ 502	Discounted cash flow	Yield/spread to U.S. Treasuries[1]	0.8% – 2.4%	1.1%
Asset backed securities	$ 2	Discounted cash flow	Annual short-term default rate[2]	0.8%	0.8%
			Annual long-term default rate[2]	3.5%	3.5%
			Discount rate	12.0%	12.0%
			Constant prepayment rate	10.0%	10.0%
			Loss recovery	63.6%	63.6%
Fixed deferred indexed annuity ceded embedded derivatives	$ 59	Discounted cash flow	Surrender rate[3]	0.0% – 66.8%	1.4%
Fixed deferred indexed annuity embedded derivatives	$ 56	Discounted cash flow	Surrender rate[3]	0.0% – 66.8%	1.4%
			Nonperformance risk[4]	65 bps	65 bps
IUL embedded derivatives	$ 905	Discounted cash flow	Nonperformance risk[4]	65 bps	65 bps
GMWB and GMAB embedded derivatives	$1,486	Discounted cash flow	Utilization of guaranteed withdrawals[5][6]	0.0% – 48.0%	10.6%
			Surrender rate[3]	0.1% – 55.7%	3.6%
			Market volatility[7][8]	4.3% – 16.8%	10.8%
			Nonperformance risk[4]	65 bps	65 bps
Structured variable annuity embedded derivatives	$ 406	Discounted cash flow	Surrender rate[3]	0.8% – 40.0%	0.9%
			Nonperformance risk[4]	65 bps	65 bps
Contingent consideration liabilities	$ 61	Discounted cash flow	Discount rate[9]	0.0% – 0.0%	0.0%

[1] The weighted average for the yield/spread to U.S. Treasuries for corporate debt securities (private placements) is weighted based on the security's market value as a percentage of the aggregate market value of the securities.

[2] The weighted average annual default rates of asset backed securities is weighted based on the security's market value as a percentage of the aggregate market value of the securities.

[3] The weighted average surrender rate is weighted based on the benefit base of each contract and represents the average assumption in the current year including the effect of a dynamic surrender formula.

[4] The nonperformance risk is the spread added to the observable interest rates used in the valuation of the embedded derivatives.

During the third quarter of 2022, the Company changed to using a U.S. Treasury curve as its observable discount rate curve reflecting the evolution of LIBOR discontinuation as an observable reference rate used by market participants.

(5) The utilization of guaranteed withdrawals represents the percentage of contractholders that will begin withdrawing in any given year.

(6) The weighted average utilization rate represents the average assumption for the current year, weighting each policy evenly. The calculation excludes policies that have already started taking withdrawals.

(7) Market volatility represents the implied volatility of fund of funds and managed volatility funds.

(8) The weighted average market volatility represents the average volatility across all contracts, weighted by the size of the guaranteed benefit.

(9) The weighted average discount rate represents the average discount rate across all contingent consideration liabilities, weighted based on the size of the contingent consideration liability.

(10) The fair value of the structured variable annuity embedded derivatives was a net asset as of December 31, 2022 and the amount is presented as a contra liability.

Level 3 measurements not included in the tables above are obtained from non-binding broker quotes where unobservable inputs utilized in the fair value calculation are not reasonably available to the Company.

Uncertainty of Fair Value Measurements

Significant increases (decreases) in the yield/spread to U.S. Treasuries used in the fair value measurement of Level 3 corporate debt securities in isolation would have resulted in a significantly lower (higher) fair value measurement.

Significant increases (decreases) in the annual default rate and discount rate used in the fair value measurement of Level 3 asset backed securities in isolation, generally, would have resulted in a significantly lower (higher) fair value measurement and significant increases (decreases) in loss recovery in isolation would have resulted in a significantly lower (higher) fair value measurement.

Significant increases (decreases) in the constant prepayment rate in isolation would have resulted in a significantly lower (higher) fair value measurement.

Significant increases (decreases) in the surrender rate used in the fair value measurement of the fixed deferred indexed annuity ceded embedded derivatives in isolation would have resulted in a significantly lower (higher) fair value measurement.

Significant increases (decreases) in nonperformance risk used in the fair value measurement of the IUL embedded derivatives in isolation would have resulted in a significantly lower (higher) fair value measurement.

Significant increases (decreases) in nonperformance risk and surrender rate used in the fair value measurements of the fixed deferred indexed annuity embedded derivatives and structured variable annuity embedded derivatives in isolation would have resulted in a significantly lower (higher) liability value.

Significant increases (decreases) in utilization and volatility used in the fair value measurement of the GMWB and GMAB embedded derivatives in isolation would have resulted in a significantly higher (lower) liability value.

Significant increases (decreases) in nonperformance risk and surrender rate used in the fair value measurement of the GMWB and GMAB embedded derivatives in isolation would have resulted in a significantly lower (higher) liability value. Utilization of guaranteed withdrawals and surrender rates vary with the type of rider, the duration of the policy, the age of the contractholder, the distribution channel and whether the value of the guaranteed benefit exceeds the contract accumulation value.

Significant increases (decreases) in the discount rate used in the fair value measurement of the contingent consideration liability in isolation would have resulted in a significantly lower (higher) fair value measurement.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Assets

Cash Equivalents

Cash equivalents include time deposits and other highly liquid investments with original or remaining maturities at the time of purchase of 90 days or less. Actively traded money market funds are measured at their NAV and classified as Level 1. U.S. Treasuries are also classified as Level 1. The Company's remaining cash equivalents are classified as Level 2 and measured at amortized cost, which is a reasonable estimate of fair value because of the short time between the purchase of the instrument and its expected realization.

Investments (Available-for-Sale Securities, Equity Securities and Trading Securities)

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from third-party pricing services, non-binding broker quotes, or other model-based valuation techniques.

Level 1 securities primarily include trading securities and U.S. Treasuries.

Level 2 securities primarily include corporate bonds, residential mortgage backed securities, commercial mortgage backed securities, asset backed securities, state and municipal obligations, foreign government securities and other securities. The fair value of these Level 2 securities is based on a market approach with prices obtained from third-party pricing services. Observable inputs used to value these securities can include, but are not limited to, reported trades, benchmark yields, issuer spreads and non-binding broker quotes. The fair value of securities included in an observable transaction with a market participant are also considered Level 2 when the market is not active.

Level 3 securities primarily include certain corporate bonds, non-agency residential mortgage backed securities, commercial mortgage backed securities and asset backed securities with fair value typically based on a single non-binding broker quote. The underlying inputs used for some of the non-binding broker quotes are not readily available to the Company. The Company's privately placed corporate bonds are typically based on a single non-binding broker quote. The fair value of certain asset backed securities is determined using a discounted cash flow model. Inputs used to determine the expected cash flows include assumptions about discount rates and default, prepayment and recovery rates of the underlying assets. Given the significance of the unobservable inputs to this fair value measurement, the fair value of the investment in certain asset backed securities is classified as Level 3.

In consideration of the above, management is responsible for the fair values recorded on the financial statements. Prices received from third-party pricing services are subjected to exception reporting that identifies investments with significant daily price movements as well as no movements. The Company reviews the exception reporting and resolves the exceptions through reaffirmation of the price or recording an appropriate fair value estimate. The Company also performs subsequent transaction testing. The Company performs annual due diligence of third-party pricing services. The Company's due diligence procedures include assessing the vendor's valuation qualifications, control environment, analysis of asset-class specific valuation methodologies, and understanding of sources of market observable assumptions and unobservable assumptions, if any, employed in the valuation methodology. The Company also considers the results of its exception reporting controls and any resulting price challenges that arise.

Separate Account Assets

The fair value of assets held by separate accounts is determined by the NAV of the funds in which those separate accounts are invested. The NAV is used as a practical expedient for fair value and represents the exit price for the separate account. Separate account assets are excluded from classification in the fair value hierarchy.

Investments and Cash Equivalents Segregated for Regulatory Purposes

Investments and cash equivalents segregated for regulatory purposes includes U.S. Treasuries that are classified as Level 1.

Receivables

The Company reinsured its fixed deferred indexed annuity products which have an indexed account that is accounted for as an embedded derivative. The Company uses discounted cash flow models to determine the fair value of these ceded embedded derivatives. The fair value of fixed deferred indexed annuity ceded embedded derivatives includes significant observable interest rates, volatilities and equity index levels and significant unobservable surrender rates. Given the significance of the unobservable surrender rates, these embedded derivatives are classified as Level 3.

Other Assets

Derivatives that are measured using quoted prices in active markets, such as derivatives that are exchange-traded, are classified as Level 1 measurements. The variation margin on futures contracts is also classified as Level 1. The fair value of derivatives that are traded in less active over-the-counter ("OTC") markets is generally measured using pricing models with market observable inputs such as interest rates and equity index levels. These measurements are classified as Level 2 within the fair value hierarchy and include swaps, foreign currency forwards and the majority of options. The counterparties' nonperformance risk associated with uncollateralized derivative assets was immaterial as of both December 31, 2022 and 2021. See Note 16 and Note 17 for further information on the credit risk of derivative instruments and related collateral.

Liabilities

Policyholder Account Balances, Future Policy Benefits and Claims

There is no active market for the transfer of the Company's embedded derivatives attributable to the provisions of certain variable annuity riders, fixed deferred indexed annuity, structured variable annuity and IUL products.

The Company values the embedded derivatives attributable to the provisions of certain variable annuity riders using internal valuation models. These models calculate fair value as the present value of future expected benefit payments less the present value of future expected rider fees attributable to the embedded derivative feature. The projected cash flows used by these models include observable capital market assumptions and incorporate significant unobservable inputs related to implied volatility as well as contractholder behavior assumptions that include margins for risk, all of which the Company believes a market participant would expect. The fair value also reflects a current estimate of the Company's nonperformance risk specific to these embedded derivatives. Given the significant unobservable inputs to this valuation, these measurements are classified as Level 3. The embedded derivatives attributable to these provisions are recorded in Policyholder account balances, future policy benefits and claims.

The Company uses a discounted cash flow model to determine the fair value of the embedded derivatives associated with the provisions of its equity index annuity product. The projected cash flows generated by this model are based on significant observable inputs related to interest rates, volatilities and equity index levels and, therefore, are classified as Level 2.

The Company uses discounted cash flow models to determine the fair value of the embedded derivatives associated with the provisions of its fixed deferred indexed annuity, structured variable annuity and IUL products. The structured variable annuity product is a limited flexible purchase payment annuity that offers 45 different indexed account options providing equity market exposure and a fixed account. Each indexed account includes a protection option (a buffer or a floor). If the index has a negative return, contractholder losses will be reduced by a buffer or limited to a floor. The portion allocated to an indexed account is accounted for as an embedded derivative. The fair value of fixed deferred indexed annuity, structured variable annuity and IUL embedded derivatives includes significant observable interest rates, volatilities and equity index levels and significant unobservable surrender rates and the estimate of the Company's nonperformance risk. Given the significance of the unobservable surrender rates and the nonperformance risk assumption, the fixed deferred indexed annuity, structured variable annuity and IUL embedded derivatives are classified as Level 3.

The embedded derivatives attributable to these provisions are recorded in Policyholder account balances, future policy benefits and claims.

Customer Deposits

The Company uses Black-Scholes models to determine the fair value of the embedded derivative liability associated with the provisions of its stock market certificates ("SMC"). The inputs to these calculations are primarily market observable and include interest rates, volatilities and equity index levels. As a result, these measurements are classified as Level 2.

Other Liabilities

Derivatives that are measured using quoted prices in active markets, such as derivatives that are exchange-traded, are classified as Level 1 measurements. The variation margin on futures contracts is also classified as Level 1. The fair value of derivatives that are traded in less active OTC markets is generally measured using pricing models with market observable inputs such as interest rates and equity index levels. These measurements are classified as Level 2 within the fair value hierarchy and include swaps, foreign currency forwards and the majority of options. The Company's nonperformance risk associated with uncollateralized derivative liabilities was immaterial as of both December 31, 2022 and 2021. See Note 16 and Note 17 for further information on the credit risk of derivative instruments and related collateral.

Securities sold but not yet purchased represent obligations of the Company to deliver specified securities that it does not yet own, creating a liability to purchase the security in the market at prevailing prices. When available, the fair value

of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally-recognized pricing services, or other model-based valuation techniques such as the present value of cash flows. Level 1 securities sold but not yet purchased primarily include trading securities and U.S. Treasuries traded in active markets. Level 2 securities sold but not yet purchased primarily include corporate bonds.

Contingent consideration liabilities consist of earn-outs and/or deferred payments related to the Company's acquisitions. Contingent consideration liabilities are recorded at fair value utilizing a discounted cash flow model using an unobservable input (discount rate). Given the use of a significant unobservable input, the fair value of contingent consideration liabilities is classified as Level 3 within the fair value hierarchy.

Fair Value on a Nonrecurring Basis

The Company assesses its investment in affordable housing partnerships for impairment. The investments that are determined to be impaired are written down to their fair value. The Company uses a discounted cash flow model to measure the fair value of these investments. Inputs to the discounted cash flow model are estimates of future net operating losses and tax credits available to the Company and discount rates based on market condition and the financial strength of the syndicator (general partner). The balance of affordable housing partnerships measured at fair value on a nonrecurring basis was $58 million and $93 million as of December 31, 2022 and 2021, respectively, and is classified as Level 3 in the fair value hierarchy.

Assets and Liabilities Not Reported at Fair Value

The following tables provide the carrying value and the estimated fair value of financial instruments that are not reported at fair value:

	December 31, 2022				
	Carrying Value	Fair Value			
		Level 1	Level 2	Level 3	Total
		(in millions)			
Financial Assets					
Mortgage loans, net	$ 1,987	$ —	$ 105	$ 1,695	$ 1,800
Policy loans	847	—	847	—	847
Receivables	10,287	199	1,742	6,996	8,937
Restricted and segregated cash	1,583	1,583	—	—	1,583
Other investments and assets	375	—	323	51	374
Financial Liabilities					
Policyholder account balances, future policy benefits and claims	$ 14,518	$ —	$ —	$ 12,521	$ 12,521
Investment certificate reserves	9,310	—	—	9,253	9,253
Banking and brokerage deposits	21,474	21,474	—	—	21,474
Separate account liabilities — investment contracts	3,383	—	3,383	—	3,383
Debt and other liabilities	3,242	234	2,909	7	3,150

	December 31, 2021				
	Carrying Value	Fair Value			
		Level 1	Level 2	Level 3	Total
		(in millions)			
Financial Assets					
Mortgage loans, net	$ 1,953	$ —	$ 49	$ 1,990	$ 2,039
Policy loans	835	—	835	—	835
Receivables	10,509	135	1,669	9,404	11,208
Restricted and segregated cash	2,195	2,195	—	—	2,195
Other investments and assets	368	—	319	49	368
Financial Liabilities					
Policyholder account balances, future policy benefits and claims	$ 12,342	$ —	$ —	$ 13,264	$ 13,264
Investment certificate reserves	5,297	—	—	5,290	5,290
Banking and brokerage deposits	14,931	14,931	—	—	14,931
Separate account liabilities — investment contracts	5,657	—	5,657	—	5,657
Debt and other liabilities	3,214	206	3,129	9	3,344

Receivables include deposit receivables, brokerage margin loans, securities borrowed, pledged asset lines of credit and loans to financial advisors. Restricted and segregated cash includes cash segregated under federal and other regulations held in special reserve bank accounts for the exclusive benefit of the Company's brokerage customers. Other investments and assets primarily include syndicated loans, credit card receivables, certificate of deposits with original or remaining maturities at the time of purchase of more than 90 days, the Company's membership in the FHLB and investments related to the Community Reinvestment Act. See Note 7 for additional information on mortgage loans, policy loans, syndicated loans, credit card receivables and deposit receivables.

Policyholder account balances, future policy benefits and claims include fixed annuities in deferral status, non-life contingent fixed annuities in payout status, indexed and structured variable annuity host contracts, and the fixed portion of a small number of variable annuity contracts classified as investment contracts. See Note 11 for additional information on these liabilities. Investment certificate reserves represent customer deposits for fixed rate certificates and stock market certificates. Banking and brokerage deposits are amounts payable to customers related to free credit balances, funds deposited by customers and funds accruing to customers as a result of trades or contracts. Separate account liabilities are primarily investment contracts in pooled pension funds offered by Threadneedle. Debt and other liabilities include the Company's long-term debt, short-term borrowings, securities loaned and future funding commitments to affordable housing partnerships and other real estate partnerships. See Note 14 for further information on the Company's long-term debt and short-term borrowings.

16. Offsetting Assets and Liabilities

Certain financial instruments and derivative instruments are eligible for offset in the Consolidated Balance Sheets. The Company's derivative instruments and securities borrowing and lending agreements are subject to master netting and collateral arrangements and qualify for offset. A master netting arrangement with a counterparty creates a right of offset for amounts due to and from that same counterparty that is enforceable in the event of a default or bankruptcy. Securities borrowed and securities loaned result from transactions between the Company's broker dealer subsidiary and other financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed and securities loaned are primarily equity securities. The Company's securities borrowed and securities loaned transactions generally do not have a fixed maturity date and may be terminated by either party under customary terms. The Company's policy is to recognize amounts subject to master netting arrangements on a gross basis in the Consolidated Balance Sheets.

The following tables present the gross and net information about the Company's assets subject to master netting arrangements:

	December 31, 2022						
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Balance Sheets	Amounts of Assets Presented in the Consolidated Balance Sheets	Gross Amounts Not Offset in the Consolidated Balance Sheets			Net Amount
				Financial Instruments[1]	Cash Collateral	Securities Collateral	
			(in millions)				
Derivatives:							
OTC	$ 2,900	$ —	$ 2,900	$ (2,322)	$ (568)	$ (5)	$ 5
OTC cleared	23	—	23	(9)	—	—	14
Exchange-traded	97	—	97	(75)	—	—	22
Total derivatives	3,020	—	3,020	(2,406)	(568)	(5)	41
Securities borrowed	199	—	199	(31)	—	(164)	4
Total	$ 3,219	$ —	$ 3,219	$ (2,437)	$ (568)	$ (169)	$ 45

	December 31, 2021						
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Balance Sheets	Amounts of Assets Presented in the Consolidated Balance Sheets	Gross Amounts Not Offset in the Consolidated Balance Sheets			Net Amount
				Financial Instruments[1]	Cash Collateral	Securities Collateral	
	(in millions)						
Derivatives:							
OTC	$ 5,387	$ —	$ 5,387	$ (3,613)	$ (1,637)	$ (114)	$ 23
OTC cleared	88	—	88	(41)	—	—	47
Exchange-traded	99	—	99	(91)	—	—	8
Total derivatives	5,574	—	5,574	(3,745)	(1,637)	(114)	78
Securities borrowed	135	—	135	(41)	—	(91)	3
Total	$ 5,709	$ —	$ 5,709	$ (3,786)	$ (1,637)	$ (205)	$ 81

[1] Represents the amount of assets that could be offset by liabilities with the same counterparty under master netting or similar arrangements that management elects not to offset on the Consolidated Balance Sheets.

The following tables present the gross and net information about the Company's liabilities subject to master netting arrangements:

	December 31, 2022						
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Consolidated Balance Sheets	Amounts of Liabilities Presented in the Consolidated Balance Sheets	Gross Amounts Not Offset in the Consolidated Balance Sheets			Net Amount
				Financial Instruments[1]	Cash Collateral	Securities Collateral	
	(in millions)						
Derivatives:							
OTC	$ 2,646	$ —	$ 2,646	$ (2,322)	$ (43)	$ (277)	$ 4
OTC cleared	9	—	9	(9)	—	—	—
Exchange-traded	93	—	93	(75)	—	(17)	1
Total derivatives	2,748	—	2,748	(2,406)	(43)	(294)	5
Securities loaned	235	—	235	(31)	—	(197)	7
Total	$ 2,983	$ —	$ 2,983	$ (2,437)	$ (43)	$ (491)	$ 12

	December 31, 2021						
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Consolidated Balance Sheets	Amounts of Liabilities Presented in the Consolidated Balance Sheets	Gross Amounts Not Offset in the Consolidated Balance Sheets			Net Amount
				Financial Instruments[1]	Cash Collateral	Securities Collateral	
	(in millions)						
Derivatives:							
OTC	$ 4,091	$ —	$ 4,091	$ (3,613)	$ (183)	$ (292)	$ 3
OTC cleared	41	—	41	(41)	—	—	—
Exchange-traded	91	—	91	(91)	—	—	—
Total derivatives	4,223	—	4,223	(3,745)	(183)	(292)	3
Securities loaned	207	—	207	(41)	—	(160)	6
Total	$ 4,430	$ —	$ 4,430	$ (3,786)	$ (183)	$ (452)	$ 9

[1] Represents the amount of liabilities that could be offset by assets with the same counterparty under master netting or similar arrangements that management elects not to offset on the Consolidated Balance Sheets.

In the tables above, the amount of assets or liabilities presented are offset first by financial instruments that have the right of offset under master netting or similar arrangements, then any remaining amount is reduced by the amount of cash and securities collateral. The actual collateral may be greater than amounts presented in the tables.

When the fair value of collateral accepted by the Company is less than the amount due to the Company, there is a risk of loss if the counterparty fails to perform or provide additional collateral. To mitigate this risk, the Company monitors collateral values regularly and requires additional collateral when necessary. When the value of collateral pledged by the Company declines, it may be required to post additional collateral.

Freestanding derivative instruments are reflected in Other assets and Other liabilities. Cash collateral pledged by the Company is reflected in Other assets and cash collateral accepted by the Company is reflected in Other liabilities. Securities borrowing and lending agreements are reflected in Receivables and Other liabilities, respectively. See Note 17 for additional disclosures related to the Company's derivative instruments and Note 5 for information related to derivatives held by consolidated investment entities.

17. Derivatives and Hedging Activities

Derivative instruments enable the Company to manage its exposure to various market risks. The value of such instruments is derived from an underlying variable or multiple variables, including equity, foreign exchange and interest rate indices or prices. The Company primarily enters into derivative agreements for risk management purposes related to the Company's products and operations.

Certain of the Company's freestanding derivative instruments are subject to master netting arrangements. The Company's policy on the recognition of derivatives on the Consolidated Balance Sheets is to not offset fair value amounts recognized for derivatives and collateral arrangements executed with the same counterparty under the same master netting arrangement. See Note 16 for additional information regarding the estimated fair value of the Company's freestanding derivatives after considering the effect of master netting arrangements and collateral.

Generally, the Company uses derivatives as economic hedges and accounting hedges. The following table presents the notional value and gross fair value of derivative instruments, including embedded derivatives:

	December 31, 2022			December 31, 2021		
		Gross Fair Value			Gross Fair Value	
	Notional	Assets[1]	Liabilities[2][3]	Notional	Assets[1]	Liabilities[2][3]
			(in millions)			
Derivatives designated as hedging instruments						
Equity contracts — cash flow hedges	$ 6	$ —	$ 1	$ 19	$ —	$ —
Foreign exchange contracts — net investment hedges	85	—	—	58	—	—
Total qualifying hedges	91	—	1	77	—	—
Derivatives not designated as hedging instruments						
Interest rate contracts	101,307	267	355	79,468	1,252	468
Equity contracts	68,493	2,704	2,376	61,142	4,293	3,754
Credit contracts	1,857	13	2	1,748	9	—
Foreign exchange contracts	3,171	36	14	2,380	20	1
Total non-designated hedges	174,828	3,020	2,747	144,738	5,574	4,223
Embedded derivatives						
GMWB and GMAB[4]	N/A	—	608	N/A	—	1,486
IUL	N/A	—	739	N/A	—	905
Fixed deferred indexed annuities and deposit receivables	N/A	48	47	N/A	59	61
Structured variable annuities[5]	N/A	—	(137)	N/A	—	406
SMC	N/A	—	4	N/A	—	4
Total embedded derivatives	N/A	48	1,261	N/A	59	2,862
Total derivatives	$ 174,919	$ 3,068	$ 4,009	$ 144,815	$ 5,633	$ 7,085

N/A   Not applicable.

(1) The fair value of freestanding derivative assets is included in Other assets and the fair value of ceded embedded derivative assets related to deposit receivables is included in Receivables.

(2) The fair value of freestanding derivative liabilities is included in Other liabilities. The fair value of GMWB and GMAB, IUL, fixed deferred indexed annuity and structured variable annuity embedded derivatives is included in Policyholder account balances, future policy benefits and claims. The fair value of the SMC embedded derivative liability is included in Customer deposits.

(3) The fair value of the Company's derivative liabilities after considering the effects of master netting arrangements, cash collateral held by the same counterparty and the fair value of net embedded derivatives was $1.6 billion and $3.2 billion as of December 31, 2022 and 2021, respectively. See Note 16 for additional information related to master netting arrangements and cash collateral.

(4) The fair value of the GMWB and GMAB embedded derivatives as of December 31, 2022 included $911 million of individual contracts in a liability position and $303 million of individual contracts in an asset position. The fair value of the GMWB and GMAB embedded derivatives as of December 31, 2021 included $1.6 billion of individual contracts in a liability position and $133 million of individual contracts in an asset position.

(5) The fair value of the structured variable annuity embedded derivatives as of December 31, 2022 included $194 million of individual contracts in a liability position and $331 million of individual contracts in an asset position. The fair value of the structured variable annuity embedded derivatives as of December 31, 2021 included $409 million of individual contracts in a liability position and $3 million of individual contracts in an asset position.

See Note 15 for additional information regarding the Company's fair value measurement of derivative instruments.

As of December 31, 2022 and 2021, investment securities with a fair value of $14 million and $123 million, respectively, were received as collateral to meet contractual obligations under derivative contracts, of which $5 million and $123 million, respectively, may be sold, pledged or rehypothecated by the Company. As of both December 31, 2022 and 2021, the Company had sold, pledged or rehypothecated none of these securities. In addition, as of both December 31, 2022 and 2021, non-cash collateral accepted was held in separate custodial accounts and was not included in the Company's Consolidated Balance Sheets.

Derivatives Not Designated as Hedges

The following table presents a summary of the impact of derivatives not designated as hedging instruments, including embedded derivatives, on the Consolidated Statements of Operations:

	Net Investment Income	Banking and Deposit Interest Expense	Distribution Expenses	Interest Credited to Fixed Accounts	Benefits, Claims, Losses and Settlement Expenses	Interest and Debt Expense	General and Administrative Expense
				(in millions)			
Year Ended December 31, 2022							
Interest rate contracts	$ 1	$ —	$ (3)	$ —	$ (2,900)	$ (1)	$ —
Equity contracts	8	(1)	(177)	(126)	735	—	(23)
Credit contracts	—	—	(4)	—	279	—	—
Foreign exchange contracts	2	—	—	—	105	—	(7)
GMWB and GMAB embedded derivatives	—	—	—	—	870	—	—
IUL embedded derivatives	—	—	—	217	—	—	—
Fixed deferred indexed annuity and deposit receivables embedded derivatives	—	—	—	4	—	—	—
Structured variable annuity embedded derivatives	—	—	—	—	633	—	—
Total gain (loss)	$ 11	$ (1)	$ (184)	$ 95	$ (278)	$ (1)	$ (30)

	Net Investment Income	Banking and Deposit Interest Expense	Distribution Expenses	Interest Credited to Fixed Accounts	Benefits, Claims, Losses and Settlement Expenses	Interest and Debt Expense	General and Administrative Expense
					(in millions)		
Year Ended December 31, 2021							
Interest rate contracts	$ (23)	$ —	$ (1)	$ —	$ (886)	$ —	$ —
Equity contracts	(4)	1	116	91	(817)	—	17
Credit contracts	—	—	1	—	43	—	—
Foreign exchange contracts	1	—	—	—	5	—	8
GMWB and GMAB embedded derivatives	—	—	—	—	830	—	—
IUL embedded derivatives	—	—	—	30	—	—	—
Fixed deferred indexed annuity and deposit receivables embedded derivatives	—	—	—	(8)	—	—	—
Structured variable annuity embedded derivatives	—	—	—	—	(393)	—	—
SMC embedded derivatives	—	(1)	—	—	—	—	—
Total gain (loss)	$ (26)	$ —	$ 116	$ 113	$ (1,218)	$ —	$ 25
Year Ended December 31, 2020							
Interest rate contracts	$ (1)	$ —	$ 2	$ —	$ 1,633	$ —	$ —
Equity contracts	(1)	1	100	55	(744)	—	15
Credit contracts	—	—	1	—	(106)	—	—
Foreign exchange contracts	1	—	—	—	(8)	—	10
GMWB and GMAB embedded derivatives	—	—	—	—	(1,553)	—	—
IUL embedded derivatives	—	—	—	7	—	—	—
Fixed deferred indexed annuity embedded derivatives	—	—	—	(4)	—	—	—
Structured variable annuity embedded derivatives	—	—	—	—	(91)	—	—
SMC embedded derivatives	—	(1)	—	—	—	—	—
Total gain (loss)	$ (1)	$ —	$ 103	$ 58	$ (869)	$ —	$ 25

The Company holds derivative instruments that either do not qualify or are not designated for hedge accounting treatment. These derivative instruments are used as economic hedges of equity, interest rate, credit and foreign currency exchange rate risk related to various products and transactions of the Company.

Certain annuity contracts contain GMWB or GMAB provisions, which guarantee the right to make limited partial withdrawals each contract year regardless of the volatility inherent in the underlying investments or guarantee a minimum accumulation value of consideration received at the beginning of the contract period, after a specified holding period, respectively. The indexed portion of structured variable annuities and the GMAB and non-life contingent GMWB provisions are considered embedded derivatives, which are bifurcated from their host contracts for valuation purposes and reported on the Consolidated Balance Sheets at fair value with changes in fair value reported in earnings. The Company economically hedges the aggregate exposure related to the indexed portion of structured variable annuities and the GMAB and non-life contingent GMWB provisions using options, swaptions, swaps and futures.

The deferred premium associated with certain of the above options is paid or received semi-annually over the life of the contract or at maturity. The following is a summary of the payments the Company is scheduled to make and receive for these options as of December 31, 2022:

	Premiums Payable	Premiums Receivable
	(in millions)	
2023	$ 50	$ 43
2024	132	23
2025	121	21
2026	251	88
2027	19	—
2028-2029	59	—
Total	$ 632	$ 175

Actual timing and payment amounts may differ due to future settlements, modifications or exercises of the contracts prior to the full premium being paid or received.

The Company has a macro hedge program to provide protection against the statutory tail scenario risk arising from variable annuity reserves on its statutory surplus and to cover some of the residual risks not covered by other hedging activities. As a means of economically hedging these risks, the Company may use a combination of futures, options, swaps and swaptions. Certain of the macro hedge derivatives may contain settlement provisions linked to both equity returns and interest rates. The Company's macro hedge derivatives that contain settlement provisions linked to both equity returns and interest rates, if any, are shown in other contracts in the tables above.

Structured variable annuity, IUL and stock market certificate products have returns tied to the performance of equity markets. As a result of fluctuations in equity markets, the obligation incurred by the Company related to structured variable annuity, IUL and stock market certificate products will positively or negatively impact earnings over the life of these products. The equity component of structured variable annuity, IUL and stock market certificate product obligations are considered embedded derivatives, which are bifurcated from their host contracts for valuation purposes and reported on the Consolidated Balance Sheets at fair value with changes in fair value reported in earnings. As a means of economically hedging its obligations under the provisions of these products, the Company enters into interest rate swaps, index options and futures contracts.

The Company enters into futures, credit default swaps, commodity swaps, total return swaps and foreign currency forwards to manage its exposure to price risk arising from seed money investments in proprietary investment products. The Company enters into foreign currency forward contracts to economically hedge its exposure to certain foreign transactions. The Company enters into futures contracts, total return swaps and foreign currency forwards to economically hedge its exposure related to compensation plans. The Company enters into interest rate swaps to offset interest rate changes on unrealized gains or losses for certain investments.

Cash Flow Hedges

The Company has designated derivative instruments as a cash flow hedge for equity exposure of certain compensation-related liabilities and interest rate exposure on forecasted debt interest payments. For derivative instruments that qualify as cash flow hedges, the gains or losses on the derivative instruments is reported in AOCI and reclassified into earnings when the hedged item or transaction impacts earnings. The amount that is reclassified into earnings is presented within the same line item as the earnings impact of the hedged item in Interest and debt expense.

For the years ended December 31, 2022, 2021 and 2020, the amounts reclassified from AOCI to earnings related to cash flow hedges were immaterial. The estimated net amount recorded in AOCI as of December 31, 2022 that the Company expects to reclassify within the next twelve months to earnings as a reduction to Interest and debt expense is $0.6 million and as an increase to General and administrative expense is $0.6 million. Currently, the longest period of time over which the Company is hedging exposure to the variability in future cash flows is 13 years and relates to forecasted debt interest payments. See Note 20 for a rollforward of net unrealized gains (losses) on derivatives included in AOCI related to cash flow hedges.

Fair Value Hedges

The Company entered into and designated as fair value hedges an interest rate swap to convert senior notes due 2020 from fixed rate debt to floating rate debt. The interest rate swap related to the senior notes due March 2020 was settled

during the first quarter of 2020 when the debt was repaid. The swap had identical terms as the underlying debt being hedged. The Company recognized gains and losses on the derivatives and the related hedged items within Interest and debt expense. The Company has not had any fair value hedges since March 2020.

The following table is a summary of the impact of derivatives designated as hedges on the Consolidated Statements of Operations:

	Years Ended December 31, 2020
	(in millions)
Total Interest and debt expense	$ 162
Gains (losses) on interest rate contracts designated as fair value hedges:	
Hedged items	$ 1
Derivatives designated as fair value hedges	(1)
Gains (losses) on interest rate contracts designated as cash flow hedges:	
Amount of gains (losses) reclassified from AOCI into income	$ 1

Net Investment Hedges

The Company entered into, and designated as net investment hedges in foreign operations, forward contracts to hedge a portion of the Company's foreign currency exchange rate risk associated with its investment in Threadneedle. As the Company determined that the forward contracts are effective, the change in fair value of the derivatives is recognized in AOCI as part of the foreign currency translation adjustment. For the years ended December 31, 2022, 2021 and 2020 , the Company recognized a gain of $15 million, a loss of $1 million and a gain of $1 million, respectively, in OCI.

Credit Risk

Credit risk associated with the Company's derivatives is the risk that a derivative counterparty will not perform in accordance with the terms of the applicable derivative contract. To mitigate such risk, the Company has established guidelines and oversight of credit risk through a comprehensive enterprise risk management program that includes members of senior management. Key components of this program are to require preapproval of counterparties and the use of master netting and collateral arrangements whenever practical. See Note 16 for additional information on the Company's credit exposure related to derivative assets.

Certain of the Company's derivative contracts contain provisions that adjust the level of collateral the Company is required to post based on the Company's debt rating (or based on the financial strength of the Company's life insurance subsidiaries for contracts in which those subsidiaries are the counterparty). Additionally, certain of the Company's derivative contracts contain provisions that allow the counterparty to terminate the contract if the Company's debt does not maintain a specific credit rating (generally an investment grade rating) or the Company's life insurance subsidiary does not maintain a specific financial strength rating. If these termination provisions were to be triggered, the Company's counterparty could require immediate settlement of any net liability position. As of December 31, 2022 and 2021, the aggregate fair value of derivative contracts in a net liability position containing such credit contingent provisions was $240 million and $383 million, respectively. The aggregate fair value of assets posted as collateral for such instruments as of December 31, 2022 and 2021 was $236 million and $383 million, respectively. If the credit contingent provisions of derivative contracts in a net liability position as of December 31, 2022 and 2021 were triggered, the aggregate fair value of additional assets that would be required to be posted as collateral or needed to settle the instruments immediately would have been $4 million and nil, respectively.

18. Leases

The following table presents the balances for operating and finance ROU assets and lease liabilities:

Leases	Balance Sheet Classification	December 31, 2022	December 31, 2021
		(in millions)	
Assets			
Operating lease assets	Other assets	$ 268	$ 291
Finance lease assets	Other assets	28	38
Total lease assets		$ 296	$ 329
Liabilities			
Operating lease liabilities	Other liabilities	$ 317	$ 341
Finance lease liabilities	Long-term debt	30	40
Total lease liabilities		$ 347	$ 381

The following table presents the components of lease cost:

Lease Cost	Income Statement Classification	Years Ended December 31,		
		2022	2021	2020
		(in millions)		
Operating lease cost	General and administrative expense	$ 61	$ 57	$ 57
Finance lease cost:				
Amortization of ROU assets	General and administrative expense	10	13	10
Interest on lease liabilities	Interest and debt expense	1	2	2
Total lease cost		$ 72	$ 72	$ 69

The following table presents the weighted-average lease term and weighted-average discount rate related to operating and finance leases:

Lease Term and Discount Rate	December 31, 2022		December 31, 2021	
	Finance Leases	Operating Leases	Finance Leases	Operating Leases
Weighted-average remaining lease term (years)	2.8	6.7	3.8	7.2
Weighted-average discount rate	3.4%	2.1%	3.4%	2.1%

The following table presents supplemental cash flow information related to operating and finance leases:

Supplemental Cash Flow Information	Years Ended December 31,		
	2022	2021	2020
	(in millions)		
Operating cash flows:			
Cash paid for amounts included in measurement of operating lease liabilities	$ 65	$ 50	$ 65
Cash paid for amounts included in measurement of finance lease liabilities	1	2	2
Financing cash flows:			
Cash paid for amounts included in measurement of finance lease liabilities	$ 10	$ 9	$ 12

The following table presents the maturities of lease liabilities:

Maturity of Lease Liabilities	December 31, 2022	
	Finance Leases	Operating Leases
	(in millions)	
2023	$ 11	$ 69
2024	11	58
2025	10	51
2026	—	45
2027	—	34
Thereafter	—	81
Total lease payments	32	338
Less: interest	2	21
Present value of lease liabilities	$ 30	$ 317

19. Share-Based Compensation

The Company's share-based compensation plans consist of the Amended and Restated Ameriprise Financial 2005 Incentive Compensation Plan (the "2005 ICP"), the Ameriprise Financial 2008 Employment Incentive Equity Award Plan (the "2008 Plan"), the Ameriprise Financial Franchise Advisor Deferred Compensation Plan and the Ameriprise Advisor Group Deferred Compensation Plan.

The components of the Company's share-based compensation expense, net of forfeitures, were as follows:

	Years Ended December 31,		
	2022	2021	2020
	(in millions)		
Stock option	$ 16	$ 20	$ 23
Restricted stock	27	24	24
Restricted stock units	127	108	99
Liability awards	44	92	67
Total	$ 214	$ 244	$ 213

For the years ended December 31, 2022, 2021 and 2020, total income tax benefit recognized by the Company related to share-based compensation expense was $45 million, $51 million and $45 million, respectively.

As of December 31, 2022, there was $186 million of total unrecognized compensation cost related to non-vested awards under the Company's share-based compensation plans, which is expected to be recognized over a weighted-average period of 3.1 years.

Amended and Restated Ameriprise Financial 2005 Incentive Compensation Plan
The 2005 ICP, which was amended and approved by shareholders on April 30, 2014, provides for the grant of cash and equity incentive awards to directors, employees and independent contractors, including stock options, restricted stock awards, restricted stock units, stock appreciation rights, performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction. Under the 2005 ICP, a maximum of 54.4 million shares may be issued. Of this total, no more than 4.5 million shares may be issued after April 30, 2014 for full value awards, which are awards other than stock options and stock appreciation rights. Shares issued under the 2005 ICP may be authorized and unissued shares or treasury shares.

Ameriprise Financial 2008 Employment Incentive Equity Award Plan
The 2008 Plan is designed to align employees' interests with those of the shareholders of the Company and attract and retain new employees. The 2008 Plan provides for the grant of equity incentive awards to new employees, primarily those, who became employees in connection with a merger or acquisition, including stock options, restricted stock awards, restricted stock units, and other equity-based awards designed to comply with the applicable federal and foreign regulations

and laws of jurisdiction. Under the 2008 Plan, a maximum of 6.0 million shares may be issued. Effective February 23, 2023, the 2008 Plan has been terminated by the Company and shares may no longer be issued under the 2008 Plan.

Stock Options

Stock options granted under the 2005 ICP and the 2008 Plan have an exercise price not less than 100% of the current fair market value of a share of the Company's common stock on the grant date and a maximum term of 10 years. Stock options granted generally vest ratably over three to four years. Vesting of option awards may be accelerated based on age and length of service. Stock options granted are expensed on a straight-line basis over the vesting period based on the fair value of the awards on the date of grant. The grant date fair value of the options is calculated using a Black-Scholes option-pricing model.

The following weighted average assumptions were used for stock option grants:

	2022	2021	2020
Dividend yield	2.0%	2.5%	2.5%
Expected volatility	35%	36%	27%
Risk-free interest rate	1.7%	0.4%	1.4%
Expected life of stock option (years)	5.0	5.0	5.0

The dividend yield assumption represents the Company's expected dividend yield based on its historical dividend payouts and management's expectations. The expected volatility is based on the Company's historical and implied volatilities. The risk-free interest rate for periods within the expected option life is based on the U.S. Treasury yield curve at the grant date. The expected life of the option is based on the Company's past experience and other considerations.

The weighted average grant date fair value for options granted during 2022, 2021 and 2020 was $80.48, $48.48 and $31.53, respectively.

A summary of the Company's stock option activity for 2022 is presented below (shares and intrinsic value in millions):

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at January 1	3.3	$ 145.79	6.3	$ 518
Granted	0.2	298.09		
Exercised	(0.7)	127.48		
Outstanding at December 31	2.8	160.57	5.8	419
Exercisable at December 31	2.2	145.10	5.2	368

The intrinsic value of a stock option is the amount by which the fair value of the underlying stock exceeds the exercise price of the option. The total intrinsic value of options exercised was $130 million, $219 million and $139 million during the years ended December 31, 2022, 2021 and 2020, respectively.

Restricted Stock Awards

Restricted stock awards granted under the 2005 ICP and 2008 Plan generally vest ratably over three to four years or at the end of five years. Compensation expense for restricted stock awards is based on the market price of Ameriprise Financial common stock on the date of grant and is amortized on a straight-line basis over the vesting period. Quarterly dividends are paid on restricted stock, as declared by the Company's Board of Directors, during the vesting period and are not subject to forfeiture.

Restricted Stock Units and Deferred Share Units

The 2005 ICP provides for the grant of deferred share units to non-employee directors of the Company and the 2005 ICP and 2008 Plan provide for the grant of restricted stock units or deferred share units to employees. The director awards are fully vested upon issuance and are settled for Ameriprise Financial common stock upon the director's termination of service. The employee awards generally vest ratably over three to four years. Compensation expense for deferred share units and restricted stock units is based on the market price of Ameriprise Financial stock on the date of grant. Restricted stock units and deferred stock units granted to employees are expensed on a straight-line basis over the vesting period or on an accelerated basis if certain age and length of service requirements are met. Deferred share units granted to non-employee directors are expensed immediately. Dividends are paid on restricted stock units, as declared by

the Company's Board of Directors, during the vesting period and are not subject to forfeiture. Dividend equivalents are issued on deferred share units, as dividends are declared by the Company's Board of Directors, and are not paid until distribution of the award. Dividend equivalents on the director awards are not subject to forfeiture, but on employee awards they are forfeited if the award is forfeited.

Ameriprise Financial Deferred Compensation Plan

The Ameriprise Financial Deferred Compensation Plan ("DCP") under the 2005 ICP gives certain employees the choice to defer a portion of their eligible compensation, which can be invested in investment options as provided by the DCP, including the Ameriprise Financial Stock Fund. The DCP is an unfunded non-qualified deferred compensation plan under section 409A of the Internal Revenue Code. The Company provides a match on certain deferrals. Participant deferrals vest immediately and the Company match vests after three years. Distributions are made in shares of the Company's common stock for the portion of the deferral invested in the Ameriprise Financial Stock Fund and the Company match, for which the Company has recorded in equity. The DCP does allow for accelerated vesting of the share-based awards in cases of death, disability and qualified retirement. Compensation expense related to the Company match is recognized on a straight-line basis over the vesting period or on an accelerated basis if certain age and length of service requirements are met. Dividend equivalents are issued on deferrals into the Ameriprise Financial Stock Fund and the Company match. Dividend equivalents related to deferrals are not subject to forfeiture, whereas dividend equivalents related to the Company match are subject to forfeiture until fully vested.

Ameriprise Financial Franchise Advisor Deferred Compensation Plan

The Franchise Advisor Deferred Compensation Plan (the "AFG Deferral Plan") is an unfunded, non-qualified deferred compensation plan that provides benefits to certain advisors and leaders associated with the Company. The AFG Deferral Plan has not been approved by the Company's shareholders, and it is a value-neutral plan (as that term is used by proxy advisory firms) and there will be no additional premium or matching contributions. Under the AFG Deferral Plan, a maximum of 12.5 million Company shares may be issued.

The AFG Deferral Plan allows participants to voluntarily defer a portion of their cash commissions and elect crediting rate alternatives that includes a fund based on Ameriprise Financial stock or other investment options in lieu of receiving the applicable cash compensation. Amounts a participant chooses to invest in the fund tracking Ameriprise Financial stock will be settled in Ameriprise shares; all voluntary deferrals invested in other investment options will be settled in cash. From 2006-2010, the Company provided advisors with a matching contribution with respect to these voluntary deferred amounts; however, the Company has not provided a match since 2010 and has amended the AFG Deferral Plan to remove any matching contributions. There are approximately 123,000 shares outstanding under this prior matching contribution. Other than this historical matching contribution, the Company does not provide any additional premium in connection with the deferred compensation.

In addition to the voluntary deferral of cash commissions, certain participants are eligible to earn amounts in recognition of certain performance achievements that vest ratably over three or four years. When earned, award amounts are credited to a participant's account and receive a crediting rate based on Ameriprise Financial stock, and a participant elects (when an award is granted) whether to receive payout of these awards in cash or stock. The Company does not provide any additional premium or matching contribution in connection with the deferred compensation. Share units receive dividend equivalents, as dividends are declared by the Company's Board of Directors, until distribution and are subject to forfeiture until vested.

Ameriprise Advisor Group Deferred Compensation Plan

The Advisor Group Deferred Compensation Plan (the "AAG Deferral Plan") was established in 2009 as an unfunded, non-qualified deferred compensation plan that provides benefits to certain employee advisors and field leaders of the Company. The AAG Deferral Plan was not approved by the Company's shareholders and is considered a value-neutral plan (as that term is used by proxy advisory firms) and there will be no additional premium or matching contributions. Under the AAG Deferral Plan, a maximum of 3.0 million Company shares may be issued.

The AAG Deferral Plan allows eligible employees to voluntarily defer a portion of their base salary, bonus and/or commissions and elect crediting rate alternatives that include a fund based on Ameriprise Financial stock or other investment options in lieu of receiving the applicable cash compensation. Such deferrals are fully vested and not subject to future service requirements or forfeitures and the Company does not provide any additional premium or matching contribution in connection with the deferred compensation. Amounts a participant chooses to invest in the fund tracking Ameriprise Financial stock will be settled in Ameriprise shares; all voluntary deferrals invested in other investment options will be settled in cash.

In addition to the voluntary deferral component, participants may earn amounts in recognition of certain performance achievements. These amounts receive a crediting rate based on Ameriprise Financial stock or other investment options, at the participant's election where applicable. For amounts allocated in the fund that tracks the performance of Ameriprise Financial stock, a participant elects (when an award is granted) whether to receive payout of these awards in cash or Company shares. For amounts allocated to other options, the participant receives payout in cash. These award types are subject to future service requirements and forfeitures, and the Company does not provide any additional premium or matching contribution in connection with the deferred compensation. Share units receive dividend equivalents, as dividends are declared by the Company's Board of Directors, until distribution and are subject to forfeiture until vested.

BMO Share Plans

As part of the acquisition of the BMO Global Asset Management (EMEA) business in 2021, the Company maintains certain legacy BMO Financial Group share-based awards that were granted prior to the acquisition. All relevant awards are cash settled with the last vesting date in 2023. As of December 31, 2022 and 2021, the liability related to these awards was $26 million and $48 million, respectively, and is included in Other liabilities.

Full Value Share Award Activity

A summary of activity for the Company's restricted stock awards, restricted stock units granted to employees (including advisors), compensation and commission deferrals into stock and deferred share units for 2022 is presented below (shares in millions):

	Shares	Weighted Average Grant-date Fair Value
Non-vested shares at January 1	1.3	$ 170.91
Granted	0.6	289.60
Deferred	0.1	281.31
Vested	(0.6)	210.30
Forfeited	—	225.29
Non-vested shares at December 31	1.4	214.78

The deferred shares in the table above primarily relate to franchise advisor voluntary deferrals of their commissions into Ameriprise Financial stock under the Franchise Advisor Deferral Plan that are fully vested at the deferral date.

The fair value of full value share awards vested during the years ended December 31, 2022, 2021 and 2020 was $191 million, $139 million and $124 million, respectively.

The weighted average grant date fair value for restricted shares, restricted stock units and deferred share units during 2022, 2021 and 2020 was $296.50, $207.49 and $163.54, respectively. The weighted average grant date fair value for franchise advisor and advisor group deferrals during 2022, 2021 and 2020 was $280.49, $241.34 and $147.96, respectively.

Performance Share Units

Under the 2005 ICP, the Company's Executive Leadership Team may be awarded a target number of performance share units ("PSUs"). PSUs will be earned only to the extent that the Company attains certain goals relating to the Company's performance and relative total shareholder returns against peers over a three-year period. The awards also have a three-year service condition with cliff vesting with an accelerated service condition based on age and length of service. The actual number of PSUs ultimately earned could vary from zero, if performance goals are not met, to as much as 200% of the target for awards made prior to 2018 and 175% of the target for awards made in 2018 or later, if performance goals are significantly exceeded. The value of each target PSU is equal to the value of one share of Ameriprise Financial common stock. The total number of target PSUs outstanding at the end of December 31, 2022, 2021 and 2020 was 0.3 million, 0.4 million and 0.4 million, respectively. The PSUs are liability awards. During the years ended December 31, 2022, 2021 and 2020, the value of shares settled for PSU awards was $85 million, $47 million and $34 million, respectively.

20. Shareholders' Equity

The following tables provide the amounts related to each component of OCI:

	Year Ended December 31, 2022		
	Pretax	Income Tax Benefit (Expense)	Net of Tax
	(in millions)		
Net unrealized gains (losses) on securities:			
Net unrealized gains (losses) on securities arising during the period[1]	$ (4,146)	$ 918	$ (3,228)
Reclassification of net (gains) losses on securities included in net income[2]	85	(18)	67
Impact of DAC, DSIC, unearned revenue, benefit reserves and reinsurance recoverables	821	(172)	649
Net unrealized gains (losses) on securities	(3,240)	728	(2,512)
Net unrealized gains (losses) on derivatives:			
Reclassification of net (gains) losses on derivatives included in net income[3]	(1)	—	(1)
Net unrealized gains (losses) on derivatives	(1)	—	(1)
Defined benefit plans:			
Prior service credits and costs	(1)	—	(1)
Net gains (losses)	97	(20)	77
Defined benefit plans	96	(20)	76
Foreign currency translation	(216)	45	(171)
Total other comprehensive income (loss)	$ (3,361)	$ 753	$ (2,608)

	Year Ended December 31, 2021		
	Pretax	Income Tax Benefit (Expense)	Net of Tax
	(in millions)		
Net unrealized gains (losses) on securities:			
Net unrealized gains (losses) on securities arising during the period[1]	$ (622)	$ 137	$ (485)
Reclassification of net (gains) losses on securities included in net income[2]	(561)	118	(443)
Impact of DAC, DSIC, unearned revenue, benefit reserves and reinsurance recoverables[4]	322	(67)	255
Net unrealized gains (losses) on securities	(861)	188	(673)
Net unrealized gains (losses) on derivatives:			
Reclassification of net (gains) losses on derivatives included in net income[3]	(1)	—	(1)
Net unrealized gains (losses) on derivatives	(1)	—	(1)
Defined benefit plans:			
Prior service credits and costs	(3)	1	(2)
Net gains (losses)	70	(15)	55
Defined benefit plans	67	(14)	53
Foreign currency translation	(16)	3	(13)
Total other comprehensive income (loss)	$ (811)	$ 177	$ (634)

	Year Ended December 31, 2020		
	Pretax	Income Tax Benefit (Expense)	Net of Tax
		(in millions)	
Net unrealized gains (losses) on securities:			
Net unrealized gains (losses) on securities arising during the period[1]	$ 907	$ (192)	$ 715
Reclassification of net (gains) losses on securities included in net income[2]	(11)	2	(9)
Impact of DAC, DSIC, unearned revenue, benefit reserves and reinsurance recoverables[4]	(274)	57	(217)
Net unrealized gains (losses) on securities	622	(133)	489
Net unrealized gains (losses) on derivatives:			
Reclassification of net (gains) losses on derivatives included in net income[3]	(2)	1	(1)
Net unrealized gains (losses) on derivatives	(2)	1	(1)
Defined benefit plans:			
Prior service credits	(2)	—	(2)
Net gains (losses)	(82)	18	(64)
Defined benefit plans	(84)	18	(66)
Foreign currency translation	32	(5)	27
Total other comprehensive income (loss)	$ 568	$ (119)	$ 449

[1] Includes impairments on Available-for-Sale securities related to factors other than credit that were recognized in OCI during the period.

[2] Reclassification amounts are recorded in Net investment income.

[3] Includes a $1 million, $1 million and $1 million pretax gain reclassified to Interest and debt expense and nil pretax loss reclassified to Net investment income for the years ended December 31, 2022, 2021 and 2020, respectively.

[4] See Note 28 for a summary of the revision to the Company's previously reported Consolidated Financial Statements.

Other comprehensive income (loss) related to net unrealized gains (losses) on securities includes three components: (i) unrealized gains (losses) that arose from changes in the market value of securities that were held during the period; (ii) (gains) losses that were previously unrealized, but have been recognized in current period net income due to sales of Available-for-Sale securities and due to the reclassification of noncredit losses to credit losses; and (iii) other adjustments primarily consisting of changes in insurance and annuity asset and liability balances, such as DAC, DSIC, unearned revenue, benefit reserves and reinsurance recoverables, to reflect the expected impact on their carrying values had the unrealized gains (losses) been realized as of the respective balance sheet dates.

The following table presents the changes in the balances of each component of AOCI, net of tax:

	Net Unrealized Gains (Losses) on Securities	Net Unrealized Gains (Losses) on Derivatives	Defined Benefit Plans	Foreign Currency Translation	Other	Total
			(in millions)			
Balance at January 1, 2020	$ 758	$ 6	$ (138)	$ (181)	$ (1)	$ 444
OCI before reclassifications	498	—	(66)	27	—	459
Amounts reclassified from AOCI	(9)	(1)	—	—	—	(10)
Total OCI	489	(1)	(66)	27	—	449
Balance at December 31, 2020	1,247	5	(204)	(154)	(1)	893
OCI before reclassifications	(230)	—	36	(13)	—	(207)
Amounts reclassified from AOCI	(443)	(1)	17	—	—	(427)
Total OCI	(673)	(1)	53	(13)	—	(634)
Balance at December 31, 2021	574	4	(151)	(167)	(1)	259
OCI before reclassifications	(2,579)	—	61	(171)	—	(2,689)
Amounts reclassified from AOCI	67	(1)	15	—	—	81
Total OCI	(2,512)	(1)	76	(171)	—	(2,608)
Balance at December 31, 2022	$ (1,938)	$ 3	$ (75)	$ (338)	$ (1)	$ (2,349)

For the years ended December 31, 2022, 2021 and 2020, the Company repurchased a total of 6.6 million shares, 7.1 million shares and 8.4 million shares, respectively, of its common stock for an aggregate cost of $1.9 billion, $1.8 billion and $1.3 billion, respectively. In February 2019, the Company's Board of Directors authorized an additional repurchase up to $2.5 billion of the Company's common stock through March 31, 2021, which was exhausted in the fourth quarter of 2020. In August 2020, the Company's Board of Directors authorized an additional expenditure of up to $2.5 billion for the repurchase of shares of the Company's common stock through September 30, 2022, which was exhausted in the second quarter of 2022. In January 2022, the Company's Board of Directors authorized an additional $3.0 billion for the repurchase of the Company's common stock through March 31, 2024. As of December 31, 2022, the Company had $1.6 billion remaining under this share repurchase authorization.

The Company may also reacquire shares of its common stock under its share-based compensation plans related to restricted stock awards and certain option exercises. The holders of restricted shares may elect to surrender a portion of their shares on the vesting date to cover their income tax obligation. These vested restricted shares are reacquired by the Company and the Company's payment of the holders' income tax obligations are recorded as a treasury share purchase.

For the years ended December 31, 2022, 2021 and 2020, the Company reacquired 0.3 million shares, 0.3 million shares and 0.3 million shares, respectively, of its common stock through the surrender of shares upon vesting and paid in the aggregate $99 million, $69 million and $52 million, respectively, related to the holders' income tax obligations on the vesting date. Option holders may elect to net settle their vested awards resulting in the surrender of the number of shares required to cover the strike price and tax obligation of the options exercised. These shares are reacquired by the Company and recorded as treasury shares. For the years ended December 31, 2022, 2021 and 2020, the Company reacquired 0.5 million shares, 1.3 million shares and 1.5 million shares, respectively, of its common stock through the net settlement of options for an aggregate value of $145 million, $306 million and $263 million, respectively.

For the years ended December 31, 2022, 2021 and 2020, the Company reissued 0.8 million, 0.4 million and 0.5 million, respectively, treasury shares for restricted stock award grants, performance share units, and issuance of shares vested under advisor deferred compensation plans.

21. Earnings per Share

The computations of basic and diluted earnings per share were as follows:

	Years Ended December 31,		
	2022	**2021**	**2020**
	(in millions, except per share amounts)		
Numerator:			
Net income	$ 2,559	$ 2,760	$ 1,534
Denominator:			
Basic: Weighted-average common shares outstanding	111.3	117.3	123.8
Effect of potentially dilutive nonqualified stock options and other share-based awards	2.4	2.7	1.9
Diluted: Weighted-average common shares outstanding	113.7	120.0	125.7
Earnings per share attributable to Ameriprise Financial, Inc. common shareholders:			
Basic	$ 22.99	$ 23.53	$ 12.39
Diluted	$ 22.51	$ 23.00	$ 12.20

The calculation of diluted earnings per share excludes the incremental effect of 0.2 million, nil and nil options for the years ended December 31, 2022, 2021 and 2020, respectively, due to their anti-dilutive effect.

22. Regulatory Requirements

Restrictions on the transfer of funds exist under regulatory requirements applicable to certain of the Company's subsidiaries. As of December 31, 2022, the aggregate amount of unrestricted net assets was approximately $1.3 billion.

Insurance subsidiaries

The National Association of Insurance Commissioners ("NAIC") defines Risk-Based Capital ("RBC") requirements for insurance companies. The RBC requirements are used by the NAIC and state insurance regulators to identify companies

that merit regulatory actions designed to protect policyholders. These requirements apply to the Company's life insurance companies. The Company's life insurance companies each met their respective minimum RBC requirements.

The Company's life insurance companies are required to prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by the insurance departments of their respective states of domicile, which vary materially from GAAP. Prescribed statutory accounting practices include publications of the NAIC, as well as state laws, regulations and general administrative rules. The more significant differences from GAAP include charging policy acquisition costs to expense as incurred, establishing annuity and insurance reserves using different actuarial methods and assumptions, valuing investments on a different basis and excluding certain assets from the balance sheet by charging them directly to surplus, such as a portion of the net deferred income tax assets.

State insurance statutes contain limitations as to the amount of dividends that insurers may make without providing prior notification to state regulators. For RiverSource Life, payments in excess of unassigned surplus, as determined in accordance with accounting practices prescribed by the State of Minnesota, require advance notice to the Minnesota Department of Commerce, RiverSource Life's primary regulator, and are subject to potential disapproval. RiverSource Life's statutory unassigned (deficit)/surplus was $(679) million and $175 million as of December 31, 2022 and 2021, respectively.

In addition, dividends whose fair market value, together with that of other dividends made within the preceding 12 months, exceed the greater of the previous year's statutory net gain from operations or 10% of the previous year-end statutory capital and surplus are referred to as "extraordinary dividends." Extraordinary dividends also require advance notice to the Minnesota Department of Commerce, and are subject to potential disapproval. Statutory capital and surplus for RiverSource Life was $3.1 billion and $3.4 billion as of December 31, 2022 and 2021, respectively. On February 17, 2023, RiverSource Life's Board of Directors declared a cash dividend of up to $200 million to Ameriprise Financial, Inc., payable on or after March 20, 2023.

Statutory net gain from operations and net income are summarized as follows:

	Years Ended December 31,		
	2022	2021	2020
	(in millions)		
RiverSource Life			
Statutory net gain from operations	$ 1,615	$ 1,366	$ 1,393
Statutory net income	1,769	253	1,582

Government debt securities of $4 million and $5 million as of December 31, 2022 and 2021, respectively, held by the Company's life insurance subsidiaries were on deposit with various states as required by law.

Broker-dealer subsidiaries

The Company's broker-dealer subsidiaries are subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Rule 15c3-1 provides an "alternative net capital requirement" which AEIS and Ameriprise Financial Services, LLC ("AFS") (significant broker dealers) have elected. Regulations require that minimum net capital, as defined, be equal to the greater of $250 thousand or 2% of aggregate debit items arising from client balances. Financial Industry Regulatory Authority ("FINRA") may impose certain restrictions, such as restricting withdrawals of equity capital, if a member firm were to fall below a certain threshold or fail to meet minimum net capital requirements.

The following table presents the net capital position of both AEIS and AFS:

	December 31,	
	2022	2021
	(in millions, except percentages)	
AEIS		
Net capital as a percent of aggregate debit items	15.76%	10.58%
Net capital	$ 208	$ 155
Less: required net capital	26	29
Excess net capital	$ 182	$ 126

	December 31,	
	2022	**2021**
	(in millions, except percentages)	
AFS		
Net capital	$ 90	$ 103
Less: required net capital	—	—
Excess net capital	$ 90	$ 103

On February 15, 2023, AEIS and AFS paid cash dividends of $60 million and $30 million, respectively, to AMPF Holding, LLC.

Bank subsidiary

The Company is a savings and loan holding company that is subject to various banking regulations. However, the Company is not currently subject to the risk-based capital requirements of the Federal Reserve Bank because it is substantially engaged in insurance activities.

Ameriprise Bank is subject to regulation by the Office of the Comptroller of the Currency ("OCC") and the Federal Deposit Insurance Corporation in its role as insurer of its deposits. Ameriprise Bank is required to maintain minimum amounts and ratios of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), Tier 1 Capital to average assets (as defined), and under rules defined under the Basel III capital framework, Common equity Tier 1 capital ("CEIT") to risk-weighted assets. Ameriprise Bank calculates these ratios under the Basel III standardized approach in order to assess compliance with both regulatory requirements and Ameriprise Bank's internal capital policies. Ameriprise Bank's requirements to maintain adequate capital ratios in relation to its risk-weighted asset levels could affect its ability to take capital actions, such as the payment of dividends. As of December 31, 2022, Ameriprise Bank's capital levels exceeded the capital conservation buffer requirement and was categorized as "well-capitalized." To meet requirements for capital adequacy purposes or to be categorized as "well-capitalized," Ameriprise Bank must maintain minimum CEIT, Tier 1 capital, Total capital and Tier 1 leverage amounts and ratios as set forth in the following table:

Regulatory Capital	Actual		Requirement for capital adequacy purposes		To be well capitalized under regulatory provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
	(in millions, except percentages)					
At December 31, 2022						
Common equity Tier 1 capital	$ 1,542	30.18%	$ 230	4.50%	$ 332	6.50%
Tier 1 capital	1,542	30.18	307	6.00	409	8.00
Total capital	1,546	30.26	409	8.00	511	10.00
Tier 1 leverage	1,542	7.72	799	4.00	999	5.00
At December 31, 2021						
Common equity Tier 1 capital	$ 853	29.54%	$ 130	4.50%	$ 188	6.50%
Tier 1 capital	853	29.54	173	6.00	231	8.00
Total capital	855	29.60	231	8.00	289	10.00
Tier 1 leverage	853	7.24	471	4.00	589	5.00

Other subsidiaries

Ameriprise Certificate Company ("ACC") is registered as an investment company under the Investment Company Act of 1940 (the "1940 Act"). ACC markets and sells investment certificates to clients. ACC is subject to various capital requirements under the 1940 Act, laws of the State of Minnesota and understandings with the Securities and Exchange Commission ("SEC") and the Minnesota Department of Commerce. The terms of the investment certificates issued by ACC and the provisions of the 1940 Act also require the maintenance by ACC of qualified assets. Under the provisions of its certificates and the 1940 Act, ACC was required to have qualified assets (as that term is defined in Section 28(b) of the 1940 Act) in the amount of $9.3 billion and $5.3 billion as of December 31, 2022 and 2021, respectively. ACC had qualified assets of $9.9 billion and $5.7 billion as of December 31, 2022 and 2021, respectively.

Ameriprise Trust Company is subject to capital adequacy requirements under the laws of the State of Minnesota as enforced by the Minnesota Department of Commerce.

Required capital for Columbia Threadneedle Investments UK International Ltd. is predominantly based on the requirements specified by its regulator, the Financial Conduct Authority ("FCA"), under its Capital Adequacy Requirements for investment firms.

23. Income Taxes

The components of income tax provision attributable to continuing operations were as follows:

	Years Ended December 31,		
	2022	2021	2020
	(in millions)		
Current income tax			
Federal	$ 509	$ 551	$ 527
State and local	93	79	63
Foreign	25	47	28
Total current income tax	627	677	618
Deferred income tax			
Federal	(1)	(62)	(309)
State and local	3	(3)	(16)
Foreign	(6)	(22)	4
Total deferred income tax	(4)	(87)	(321)
Total income tax provision	$ 623	$ 590	$ 297

The geographic sources of pretax income from continuing operations were as follows:

	Years Ended December 31,		
	2022	2021	2020
	(in millions)		
United States	$ 3,075	$ 3,126	$ 1,685
Foreign	107	224	146
Total	$ 3,182	$ 3,350	$ 1,831

The principal reasons that the aggregate income tax provision attributable to continuing operations is different from that computed by using the U.S. statutory rate of 21% were as follows:

	Years Ended December 31,		
	2022	2021	2020
Tax at U.S. statutory rate	21.0%	21.0%	21.0%
Changes in taxes resulting from:			
State taxes, net of federal benefit	2.4	1.8	2.1
Low income housing tax credits	(1.4)	(2.0)	(4.3)
Incentive compensation	(1.3)	(1.6)	(1.4)
Dividends received deduction	(1.1)	(1.0)	(2.1)
Other, net	—	(0.6)	0.9
Income tax provision	19.6%	17.6%	16.2%

The increase in the Company's effective tax rate for the year ended December 31, 2022 compared to 2021 is primarily the result of a decrease in low income housing tax credits and an increase in state taxes, net of federal benefit, and various other adjustments.

The increase in the Company's effective tax rate for the year ended December 31, 2021 compared to 2020 is primarily the result of a decrease in the dividends received deduction and low income housing tax credits, partially offset by various other adjustments.

Deferred income tax assets and liabilities result from temporary differences between the assets and liabilities measured for GAAP reporting versus income tax return purposes. Deferred income tax assets and liabilities are measured at the statutory rate of 21% as of both December 31, 2022 and 2021. The significant components of the Company's deferred income tax assets and liabilities, which are included net within Other assets or Other liabilities, were as follows:

	December 31,	
	2022	2021
	(in millions)	
Deferred income tax assets		
Liabilities for policyholder account balances, future policy benefits and claims	$ 2,397	$ 1,996
Net unrealized losses on Available-for-Sale securities	542	—
Deferred compensation	477	586
Other	198	179
Gross deferred income tax assets	3,614	2,761
Less: valuation allowance	65	32
Total deferred income tax assets	3,549	2,729
Deferred income tax liabilities		
Investment related	924	565
Deferred acquisition costs	463	481
Intangible assets	216	209
Goodwill	85	77
Net unrealized gains on Available-for-Sale securities[1]	—	182
Other	160	196
Gross deferred income tax liabilities	1,848	1,710
Net deferred income tax assets	$ 1,701	$ 1,019

[1] See Note 28 for a summary of the revision to the Company's previously reported Consolidated Financial Statements.

Included in the Company's deferred income tax assets are tax benefits related to state net operating losses of $30 million, net of federal benefit, which will expire beginning December 31, 2023 and foreign net operating losses of $34 million. Based on analysis of the Company's tax position as of December 31, 2022, management believes it is more likely than not that the Company will not realize certain state net operating losses of $29 million, state deferred tax assets of $2 million and foreign net operating losses of $34 million; therefore, a valuation allowance of $65 million has been established.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits was as follows:

	2022	2021	2020
	(in millions)		
Balance at January 1	$ 125	$ 110	$ 100
Additions based on tax positions related to the current year	12	21	11
Reductions based on tax positions related to the current year	(1)	(1)	(1)
Additions for tax positions of prior years	5	5	10
Reductions for tax positions of prior years	(1)	(8)	(4)
Reductions due to lapse of statute of limitations	—	(1)	(5)
Audit settlements	(2)	(1)	(1)
Balance at December 31	$ 138	$ 125	$ 110

If recognized, approximately $106 million, $95 million and $80 million, net of federal tax benefits, of unrecognized tax benefits as of December 31, 2022, 2021 and 2020, respectively, would affect the effective tax rate.

It is reasonably possible that the total amount of unrecognized tax benefits will change in the next 12 months. The Company estimates that the total amount of gross unrecognized tax benefits may decrease by approximately $58 million in the next 12 months primarily due to Internal Revenue Service ("IRS") settlements and state exams.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of the income tax provision. The Company recognized a net increase of $4 million, nil and a net increase of $2 million in interest and penalties for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022 and 2021, the Company had a payable of $14 million and $10 million, respectively, related to accrued interest and penalties.

The Company or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The federal statute of limitations are closed on years through 2015, except for one issue for 2014 and 2015 which was claimed on amended returns. The IRS is currently auditing the Company's U.S. income tax returns for 2016 through 2020. The Company's state income tax returns are currently under examination by various jurisdictions for years ranging from 2015 through 2020.

24. Retirement Plans and Profit Sharing Arrangements

Defined Benefit Plans

Pension Plans and Other Postretirement Benefits

The Company's U.S. non-advisor employees who were hired prior to April of 2019 are generally eligible for the Ameriprise Financial Retirement Plan (the "Retirement Plan"), a noncontributory defined benefit plan which is a qualified plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). However, effective April 2020, the Company no longer enrolled new employees in the Retirement Plan. Funding of costs for the Retirement Plan complies with the applicable minimum funding requirements specified by ERISA and is held in a trust. The Retirement Plan is a cash balance plan by which the employees' accrued benefits are based on notional account balances, which are maintained for each individual. Each pay period these balances are credited with an amount equal to a percentage of eligible compensation as defined by the Retirement Plan (which includes, but is not limited to, base pay, performance based incentive pay, commissions, shift differential and overtime). The percentage ranges from 2.5% to 10% depending on several factors including years of service as of April 2020 and will no longer increase with more years of service. Employees' balances are also credited with a fixed rate of interest that is updated each January 1 and is based on the average of the daily five-year U.S. Treasury Note yields for the previous October 1 through November 30, with a minimum crediting rate of 5% and maximum crediting rate of 10%. Employees are fully vested after 3 years of service or upon retirement at or after age 65, disability or death while employed. Employees have the option to receive annuity payments or a lump sum payout of vested balance at termination or retirement.

In addition, the Company sponsors the Ameriprise Financial Supplemental Retirement Plan (the "SRP"), an unfunded non-qualified deferred compensation plan subject to Section 409A of the Internal Revenue Code. This plan is for certain highly compensated employees to replace the benefit that cannot be provided by the Retirement Plan due to IRS limits. The SRP generally parallels the Retirement Plan but offers different payment options.

The Company also sponsors unfunded defined benefit postretirement plans that provide health care and life insurance to retired U.S. employees. On December 31, 2016, the access to retiree health care coverage was closed to all active employees who had previously met the qualification requirements. Instead, only existing retirees, as of January 1, 2017, qualifying for the plan and electing coverage will be provided a fixed amount to subsidize health care insurance purchased through other providers. Net periodic postretirement benefit costs were not material for the years ended December 31, 2022, 2021 and 2020.

Most employees outside the U.S. are covered by local retirement plans, some of which are funded, while other employees receive payments at the time of retirement or termination under applicable labor laws or agreements. All plans are closed to new participants. The plans provide benefits calculated using salary data of the participants. The plans are based on final salary payments and benefits are adjusted in line with plan rules (e.g. in line with price inflation in the U.K.) once in payment during retirement. The level of benefits provided depends on the member's length of service and pensionable salary at retirement date or date of termination if earlier.

All components of the net periodic benefit cost are recorded in General and administrative expense and were as follows:

	Years Ended December 31,		
	2022	2021	2020
	(in millions)		
Service cost	$ 43	$ 45	$ 45
Interest cost	39	21	29
Expected return on plan assets	(70)	(57)	(55)
Amortization of prior service credits	(1)	(2)	(2)
Amortization of net loss	18	23	15
Other	3	5	7
Net periodic benefit cost	$ 32	$ 35	$ 39

The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or the market-related value of assets are amortized on a straight-line basis over the expected average remaining service period of active participants.

The following table provides a reconciliation of changes in the benefit obligation:

| | Pension Plans | | Other Postretirement Plans | |
	2022	2021	2022	2021
	(in millions)			
Benefit obligation at January 1	$ 1,815	$ 1,271	$ 13	$ 14
Service cost	43	45	—	—
Interest cost	39	21	—	—
Plan change	—	7	—	—
Benefits paid	(21)	(12)	(1)	(1)
Actuarial (gain) loss	(520)	16	(1)	—
Acquisitions	—	498	—	—
Settlements	(27)	(27)	—	—
Foreign currency rate changes	(73)	(4)	—	—
Benefit obligation at December 31	$ 1,256	$ 1,815	$ 11	$ 13

The actuarial (gain) loss for pension plans were primarily due to changes in the discount rate assumption as of December 31, 2022 and 2021, respectively.

The following table provides a reconciliation of changes in the fair value of assets:

| | Pension Plans | |
	2022	2021
	(in millions)	
Fair value of plan assets, January 1	$ 1,583	$ 905
Actual return on plan assets	(365)	121
Employer contributions	56	14
Benefits paid	(21)	(12)
Acquisitions	—	586
Settlements	(27)	(27)
Foreign currency rate changes	(84)	(4)
Fair value of plan assets, December 31	$ 1,142	$ 1,583

The Company complies with the minimum funding requirements in all countries. The following table provides the amounts recognized in the Consolidated Balance Sheets as of December 31, which equal the funded status of the plans:

| | Pension Plans | | Other Postretirement Plans | |
	2022	2021	2022	2021
	(in millions)			
Benefit liability	$ (215)	$ (339)	$ (11)	$ (13)
Benefit asset	101	107	—	—
Net amount recognized	$ (114)	$ (232)	$ (11)	$ (13)

The accumulated benefit obligation for all pension plans as of December 31, 2022 and 2021 was $1.2 billion and $1.8 billion, respectively. The following table provides information for pension plans with benefit obligations in excess of plan assets:

	December 31,			
	2022		2021	
	(in millions)			
Pension plans with accumulated benefit obligations in excess of plan assets				
Accumulated benefit obligation	$	874	$	1,769
Fair value of plan assets		688		1,583
Pension plans with projected benefit obligations in excess of plan assets				
Projected benefit obligation	$	903	$	1,815
Fair value of plan assets		688		1,583

The weighted average assumptions used to determine benefit obligations were as follows:

	Pension Plans		Other Postretirement Plans	
	2022	2021	2022	2021
Discount rates	5.30%	2.46%	5.41%	2.01%
Rates of increase in compensation levels	3.72	3.72	N/A	N/A
Interest crediting rates for cash balance plans	5.00	5.00	N/A	N/A

N/A   Not Applicable

The weighted average assumptions used to determine net periodic benefit cost of pension plans were as follows:

	2022	2021	2020
Discount rates	2.46%	2.33%	2.97%
Rates of increase in compensation levels	3.69	5.21	4.01
Expected long-term rates of return on assets	4.82	6.58	7.14
Interest crediting rates for cash balance plans	5.00	5.00	5.00

In developing the expected long-term rate of return on assets, management evaluated input from an external consulting firm, including their projection of asset class return expectations and long-term inflation assumptions. The Company also considered historical returns on the plans' assets. Discount rates are based on yields available on high-quality corporate bonds that would generate cash flows necessary to pay the benefits when due.

The Company's pension plans' assets are invested in an aggregate diversified portfolio to minimize the impact of any adverse or unexpected results from a security class on the entire portfolio. Diversification is interpreted to include diversification by asset type, performance and risk characteristics and number of investments. When appropriate and consistent with the objectives of the plans, derivative instruments may be used to mitigate risk or provide further diversification, subject to the investment policies of the plans. Asset classes and ranges considered appropriate for investment of the plans' assets are determined by each plan's investment committee. The target allocations are 70% equity securities, 20% debt securities and 10% all other types of investments, except for the assets in pooled pension funds and certain collective funds described below, and additional voluntary contribution assets outside the U.S. which are allocated at the discretion of the individual and will be converted at retirement into the defined benefit pension plan. Actual allocations will generally be within 5% of these targets. In addition, assets in pooled pension funds and certain collective funds reflect allocations between growth and liability matching portfolios and may shift based on manager discretion. These funds invest primarily in debt securities, equity securities, and certain derivatives, either directly or through other collective funds. As of December 31, 2022 and 2021, there were no significant holdings of any single issuer and the exposure to derivative instruments was not significant.

The following tables present the Company's pension plans assets measured at fair value on a recurring basis:

	December 31, 2022			
Asset Category	Level 1	Level 2	Level 3	Total
	(in millions)			
Equity securities:				
U.S. small cap stocks	$ 76	$ 6	$ —	$ 82
Registered investment companies	80	—	—	80
Insurance contracts	—	—	19	19
Cash equivalents at NAV				6[1]
Collective investment funds at NAV				758[1]
Real estate investment trusts at NAV				29[1]
Hedge funds at NAV				16[1]
Pooled pension funds at NAV				152[1]
Total	$ 156	$ 6	$ 19	$ 1,142

	December 31, 2021			
Asset Category	Level 1	Level 2	Level 3	Total
	(in millions)			
Equity securities:				
U.S. small cap stocks	$ 102	$ —	$ —	$ 102
Non-U.S. large cap stocks	41	—	—	41
Debt securities:				
U.S. investment grade bonds	45	21	—	66
Non-U.S. investment grade bonds	17	—	—	17
Insurance contracts	—	—	41	41
Cash equivalents at NAV				20[1]
Collective investment funds at NAV				984[1]
Real estate investment trusts at NAV				24[1]
Hedge funds at NAV				62[1]
Pooled pension funds at NAV				226[1]
Total	$ 205	$ 21	$ 41	$ 1,583

[1] Amounts are comprised of certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient and have not been classified in the fair value hierarchy.

Equity securities are managed to track the performance of common market indices for both U.S. and non-U.S. securities, primarily across large cap, small cap and emerging market asset classes. Debt securities are managed to track the performance of common market indices for both U.S. and non-U.S. investment grade bonds as well as a pool of U.S. high yield bonds. Cash equivalents consist of holdings in a money market fund that seeks to equal the return of the three month U.S. Treasury bill. Collective investment funds include equity and debt securities. Real estate funds are managed to track the performance of a broad population of investment grade non-agricultural income producing properties. The Company's investments in hedge funds include investments in a multi-strategy fund and an off-shore fund managed to track the performance of broad fund of fund indices. Pooled pension funds are managed to track a specific benchmark based on the investment objectives of the fund.

The fair value of equity securities classified as Level 1 use quoted prices in active markets and the fair value of equity securities classified as Level 2 is determined based on a market approach using observable inputs. Level 1 securities include U.S. Treasuries and actively traded mutual funds. Level 2 debt securities include mortgage and asset backed securities, agency securities and corporate debt securities. The fair value of the Level 2 securities is determined based on a market approach using observable inputs. Insurance contracts support certain non-U.S plans and are classified as Level 3.

The amounts recognized in AOCI, net of tax, as of December 31, 2022 but not recognized as components of net periodic benefit cost included an unrecognized actuarial loss of $80 million and an unrecognized prior service credit of $2 million

related to the Company's pension plans. The Company's other postretirement plans included an unrecognized actuarial gain of $2 million and an unrecognized prior service credit of $1 million as of December 31, 2022. See Note 20 for a rollforward of AOCI related to the Company's defined benefit plans.

The Company's pension plans expect to make benefit payments to retirees as follows:

	Pension Plans	Other Postretirement Plans
	(in millions)	
2023	$ 77	$ 2
2024	80	1
2025	79	1
2026	80	1
2027	84	1
2028-2032	465	5

The Company expects to contribute $4 million and nil to its pension plans and other postretirement plans, respectively, in 2023.

Defined Contribution Plans

The Company's U.S. employees are generally eligible to participate in the Ameriprise Financial 401(k) Plan (the "401(k) Plan"). The 401(k) Plan allows eligible employees to make contributions through payroll deductions up to IRS limits and invest their contributions in one or more of the 401(k) Plan investment options, which include the Ameriprise Financial Stock Fund. The Company provides a dollar for dollar match up to the first 5% of eligible compensation an employee contributes on a pretax and/or Roth 401(k) basis for each annual period. Effective April 2020, employees not eligible to participate in the Retirement Plan will receive a 2% company contribution to their 401(k) Plan once they become eligible for contributions.

Under the 401(k) Plan, employees become eligible for contributions under the plan during the pay period they reach 60 days of service. Match contributions are fully vested after five years of service, vesting ratably over the first five years of service, or upon retirement at or after age 65, disability or death while employed. The Company's defined contribution plan expense was $67 million, $59 million and $55 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Employees outside the U.S. who are not covered by the 401(k) may be covered by local defined contribution plans which are subject to applicable laws and rules of the country where the plan is administered. The Company's expense related to defined contribution plans outside the U.S. was $8 million, $8 million and $7 million for the years ended December 31, 2022, 2021 and 2020, respectively.

25. Commitments, Guarantees and Contingencies

Commitments

The following table presents the Company's funding commitments as of December 31:

	2022	2021
	(in millions)	
Commercial mortgage loans	$ 1	$ 48
Affordable housing and other real estate partnerships	8	9
Property funds	26	38
Pledged asset lines of credit	1,448	919
Total funding commitments	$ 1,483	$ 1,014

Guarantees

The Company's annuity and life products all have minimum interest rate guarantees in their fixed accounts. As of December 31, 2022, these guarantees range from 1% to 5%.

Contingencies

The Company and its subsidiaries are involved in the normal course of business in legal proceedings which include regulatory inquiries, arbitration and litigation, including class actions, concerning matters arising in connection with the

conduct of its activities as a diversified financial services firm. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industries in which it operates. The Company can also be subject to legal proceedings arising out of its general business activities, such as its investments, contracts, leases and employment relationships. Uncertain economic conditions, heightened and sustained volatility in the financial markets and significant financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated. From time to time, the Company receives requests for information from, and/or has been subject to examination or claims by, the SEC, the Financial Industry Regulatory Authority, the OCC, the U.K. Financial Conduct Authority, the Federal Reserve Board, state insurance and securities regulators, state attorneys general and various other domestic and foreign governmental and quasi-governmental authorities on behalf of themselves or clients concerning the Company's business activities and practices, and the practices of the Company's financial advisors. The Company typically has numerous pending matters which include information requests, exams or inquiries regarding certain subjects, including from time to time: sales and distribution of mutual and other pooled funds, exchange traded funds, private funds, segregated accounts, annuities, equity and fixed income securities, real estate investment trusts, insurance products, banking products and financial advice offerings, including managed accounts; wholesaler activity; supervision of the Company's financial advisors and other associated persons; administration of insurance and annuity claims; security of client information; trading activity and the Company's monitoring and supervision of such activity; and transaction monitoring systems and controls. The Company has cooperated and will continue to cooperate with the applicable regulators.

These matters are subject to uncertainties and, as such, it is inherently difficult to determine whether any loss is probable or even reasonably possible, or to reasonably estimate the amount of any loss. The Company cannot predict with certainty if, how, or when any such proceedings will be initiated or resolved. Matters frequently need to be more developed before a loss or range of loss can be reasonably estimated for any proceeding. An adverse outcome in any proceeding could result in an adverse judgment, a settlement, fine, penalty, or other sanction, and may lead to further claims, examinations, or adverse publicity each of which could have a material adverse effect on the Company's consolidated results of operations, financial condition, or liquidity.

In accordance with applicable accounting standards, the Company establishes an accrued liability for contingent litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. The Company discloses the nature of the contingency when management believes there is at least a reasonable possibility that the outcome may be material to the Company's consolidated financial statements and, where feasible, an estimate of the possible loss. In such cases, there still may be an exposure to loss in excess of any amounts reasonably estimated and accrued. When a loss contingency is not both probable and reasonably estimable, the Company does not establish an accrued liability, but continues to monitor, in conjunction with any outside counsel handling a matter, further developments that would make such loss contingency both probable and reasonably estimable. Once the Company establishes an accrued liability with respect to a loss contingency, the Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established, and any appropriate adjustments are made each quarter.

Guaranty Fund Assessments

RiverSource Life and RiverSource Life of NY are required by law to be a member of the guaranty fund association in every state where they are licensed to do business. In the event of insolvency of one or more unaffiliated insurance companies, the Company could be adversely affected by the requirement to pay assessments to the guaranty fund associations. The Company projects its cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations and the amount of its premiums written relative to the industry-wide premium in each state. The Company accrues the estimated cost of future guaranty fund assessments when it is considered probable that an assessment will be imposed, the event obligating the Company to pay the assessment has occurred and the amount of the assessment can be reasonably estimated.

The Company has a liability for estimated guaranty fund assessments and a related premium tax asset. As of both December 31, 2022 and 2021, the estimated liability was $12 million. As of both December 31, 2022 and 2021, the related premium tax asset was $10 million. The expected period over which guaranty fund assessments will be made and the related tax credits recovered is not known.

26. Related Party Transactions

The Company may engage in transactions in the ordinary course of business with significant shareholders or their subsidiaries, between the Company and its directors and officers or with other companies whose directors or officers may also serve as directors or officers for the Company or its subsidiaries. The Company carries out these transactions on customary terms.

The Company's executive officers and directors may have transactions with the Company or its subsidiaries involving financial products and insurance services. All obligations arising from these transactions are in the ordinary course of the Company's business and are on the same terms in effect for comparable transactions with the general public. Such obligations involve normal risks of collection and do not have features or terms that are unfavorable to the Company or its subsidiaries.

These transactions have not had a material impact on the Company's consolidated results of operations or financial condition.

27. Segment Information

The Company's four reporting segments are Advice & Wealth Management, Asset Management, Retirement & Protection Solutions and Corporate & Other.

The accounting policies of the segments are the same as those of the Company, except for operating adjustments defined below, the method of capital allocation, the accounting for gains (losses) from intercompany revenues and expenses and not providing for income taxes on a segment basis.

The largest source of intersegment revenues and expenses is retail distribution services, where segments are charged transfer pricing rates that approximate arm's length market prices for distribution through the Advice & Wealth Management segment. The Advice & Wealth Management segment provides distribution services for affiliated and non-affiliated products and services. The Asset Management segment provides investment management services for the Company's owned assets and client assets, and accordingly charges investment and advisory management fees to the other segments. All intersegment activity is eliminated in the Company's consolidated results.

All costs related to shared services are allocated to the segments based on a rate times volume or fixed basis.

The Advice & Wealth Management segment provides financial planning and advice, as well as full-service brokerage services, primarily to retail clients through the Company's advisors. These services are centered on long-term, personal relationships between the Company's advisors and its clients and focus on helping clients achieve their financial goals. The Company's advisors provide a distinctive approach to financial planning and have access to a broad selection of both affiliated and non-affiliated products to help clients meet their financial needs and goals. A significant portion of revenues in this segment are fee-based and driven by the level of client assets, which is impacted by both market movements and net asset flows. The Company also earns net investment income on owned assets primarily from certificate and banking products. This segment earns revenues (distribution fees) for distributing non-affiliated products and intersegment revenues (distribution fees) for distributing the Company's affiliated products and services provided to its retail clients. Intersegment expenses for this segment include expenses for investment management services provided by the Asset Management segment.

The Asset Management segment provides investment management, advice and products to retail, high net worth and institutional clients on a global scale through the Columbia Threadneedle Investments® brand, which represents the combined capabilities, resources and reach of Columbia Management Investment Advisers, LLC ("Columbia Management") and Threadneedle, which is continuing to integrate the BMO Global Asset Management (EMEA) business acquired in 2021. Columbia Management primarily provides products and services in the U.S. and Threadneedle primarily provides products and services internationally. Additional subsidiaries beyond Columbia Management and Threadneedle are also included in our Asset Management segment. The Company offers U.S. retail clients with a range of products through both unaffiliated third-party financial institutions and the Advice & Wealth Management segment. The Company provides institutional products and services through its institutional sales force. Retail products for non-U.S. investors are primarily distributed through third-party financial institutions and unaffiliated financial advisors. Retail products include U.S. mutual funds and their non-U.S. equivalents, exchange-traded funds and variable product funds underlying insurance and annuity separate accounts. Institutional asset management services are designed to meet specific client objectives and may involve a range of products, including those that focus on traditional asset classes, separately managed accounts, individually managed accounts, CLOs, hedge fund or alternative strategies, collective funds and property and infrastructure funds. CLOs, hedge fund or alternative strategies and certain private funds are often classified as alternative assets.

Revenues in this segment are primarily earned as fees based on managed asset balances, which are impacted by market movements, net asset flows, asset allocation and product mix. The Company may also earn performance fees from certain accounts where investment performance meets or exceeds certain pre-identified targets. The Asset Management segment also provides intercompany asset management services for Ameriprise Financial subsidiaries. The fees for all such services are reflected within the Asset Management segment results through intersegment transfer pricing. Intersegment expenses for this segment include distribution expenses for services provided by the Advice & Wealth Management and Retirement & Protection Solutions segments.

The Retirement & Protection Solutions segment includes Retirement Solutions (variable annuities and payout annuities) and Protection Solutions (life and disability insurance). Retirement Solutions provides variable annuity products of RiverSource Life companies to individual clients. The Company provides variable annuity products through its advisors. Revenues for the Company's variable annuity products are primarily earned as fees based on underlying account balances, which are impacted by both market movements and net asset flows. The Company also earns net investment income on general account assets supporting reserves for immediate annuities with a non-life contingent feature and for certain guaranteed benefits offered with variable annuities and on capital supporting the business. Revenues for the Company's immediate annuities with a life contingent feature are earned as premium revenue. Protection Solutions offers a variety of products to address the protection and risk management needs of the Company's retail clients including life and DI insurance. Life and DI products are primarily provided through the Company's advisors. The Company issues insurance policies through its RiverSource Life insurance subsidiaries. The primary sources of revenues for Protection Solutions are premiums, fees and charges that the Company receives to assume insurance-related risk. The Company earns net investment income on owned assets supporting insurance reserves and capital supporting the business. The Company also receives fees based on the level of the RiverSource Life companies' separate account assets supporting VUL investment options. Intersegment revenues for this segment reflect fees paid by the Asset Management segment for marketing support and other services provided in connection with the availability of variable insurance trust funds ("VIT Funds") under the variable annuity contracts and VUL contracts. Intersegment expenses for this segment include distribution expenses for services provided by the Advice & Wealth Management segment, as well as expenses for investment management services provided by the Asset Management segment.

The Corporate & Other segment consists of net investment income or loss on corporate level assets, including excess capital held in the Company's subsidiaries and other unallocated equity and other revenues as well as unallocated corporate expenses. The Corporate & Other segment also includes the results of the Company's closed blocks of long term care insurance and fixed annuity and fixed indexed annuity business. The Corporate & Other segment also includes revenues and expenses of consolidated investment entities, which are excluded on an operating basis. Revenues for the Company's fixed deferred annuity products are primarily earned as net investment income on the RiverSource Life companies' general account assets supporting fixed account balances, with profitability significantly impacted by the spread between net investment income earned and interest credited on the fixed account balances.

Management uses segment adjusted operating measures in goal setting, as a basis for determining employee compensation and in evaluating performance on a basis comparable to that used by some securities analysts and investors. Consistent with GAAP accounting guidance for segment reporting, adjusted operating earnings is the Company's measure of segment performance. Adjusted operating earnings should not be viewed as a substitute for GAAP pretax income. The Company believes the presentation of segment adjusted operating earnings, as the Company measures it for management purposes, enhances the understanding of its business by reflecting the underlying performance of its core operations and facilitating a more meaningful trend analysis.

Management excludes mean reversion related impacts from the Company's adjusted operating measures. The mean reversion related impact is defined as the impact on variable annuity and VUL products for the difference between assumed and updated separate account investment performance on DAC, DSIC, unearned revenue amortization, reinsurance accrual and additional insurance benefit reserves.

Effective in the third quarter of 2021, management has excluded the impacts of block transfer reinsurance transactions from the adjusted operating measures. Prior periods have been updated to reflect this change to be consistent with the current period presentation.

Adjusted operating earnings is defined as adjusted operating net revenues less adjusted operating expenses. Adjusted operating net revenues and adjusted operating expenses exclude net realized investment gains or losses (net of the related DSIC and DAC amortization, unearned revenue amortization and the reinsurance accrual); the market impact on non-traditional long-duration products (including variable and fixed deferred annuity contracts and UL insurance contracts), net of hedges and the related DSIC and DAC amortization, unearned revenue amortization, and the reinsurance accrual; mean reversion related impacts (the impact on variable annuity and VUL products for the difference between assumed and updated separate account investment performance on DAC, DSIC, unearned revenue amortization, reinsurance accrual

and additional insurance benefit reserves); the market impact of hedges to offset interest rate and currency changes on unrealized gains or losses for certain investments; block transfer reinsurance transaction impacts; integration and restructuring charges; and the impact of consolidating CIEs. The market impact on non-traditional long-duration products includes changes in embedded derivative values caused by changes in financial market conditions, net of changes in economic hedge values and unhedged items including the difference between assumed and actual underlying separate account investment performance, fixed income credit exposures, transaction costs and certain policyholder contract elections, net of related impacts on DAC and DSIC amortization. The market impact also includes certain valuation adjustments made in accordance with FASB Accounting Standards Codification 820, *Fair Value Measurements and Disclosures*, including the impact on embedded derivative values of discounting projected benefits to reflect a current estimate of the Company's life insurance subsidiary's nonperformance spread.

The following tables summarize selected financial information by segment and reconcile segment totals to those reported on the consolidated financial statements:

	December 31,	
	2022	2021
	(in millions)	
Advice & Wealth Management	$ 35,132	$ 24,986
Asset Management	7,967	10,990
Retirement & Protection Solutions	98,530	119,400
Corporate & Other	16,839	20,534
Total assets	$ 158,468	$ 175,910

	Years Ended December 31,		
	2022	2021	2020
	(in millions)		
Adjusted operating net revenues:			
Advice & Wealth Management	$ 8,461	$ 8,021	$ 6,675
Asset Management	3,506	3,682	2,891
Retirement & Protection Solutions	3,134	3,244	3,094
Corporate & Other	479	487	546
Elimination of intersegment revenues[1]	(1,316)	(1,573)	(1,377)
Total segment adjusted operating net revenues	14,264	13,861	11,829
Net realized gains (losses)	(107)	90	(11)
Revenue attributable to consolidated investment entities	99	107	71
Market impact on non-traditional long-duration products, net	16	38	10
Mean reversion related impacts	(1)	1	—
Market impact of hedges on investments	—	(22)	—
Block transfer reinsurance transaction impacts	—	(644)	—
Total net revenues per consolidated statements of operations	$ 14,271	$ 13,431	$ 11,899

[1] Represents the elimination of intersegment revenues recognized for the years ended December 31, 2022, 2021 and 2020 in each segment as follows: Advice and Wealth Management ($847, $1,043 and $893, respectively); Asset Management ($52, $50 and $53, respectively); Retirement & Protection Solutions ($420, $478 and $433, respectively); and Corporate & Other ($(3), $2 and $(2), respectively).

	Years Ended December 31,		
	2022	**2021**	**2020**
		(in millions)	
Adjusted operating earnings:			
Advice & Wealth Management	$ 2,192	$ 1,743	$ 1,321
Asset Management	844	1,096	697
Retirement & Protection Solutions	630	735	480
Corporate & Other	(275)	(270)	(369)
Total segment adjusted operating earnings	3,391	3,304	2,129
Net realized gains (losses)	(97)	87	(10)
Net income (loss) attributable to consolidated investment entities	(5)	(4)	4
Market impact on non-traditional long-duration products, net	211	(656)	(375)
Mean reversion related impacts	(268)	152	87
Market impact of hedges on investments	—	(22)	—
Block transfer reinsurance transaction impacts	—	521	—
Integration and restructuring charges	(50)	(32)	(4)
Pretax income per consolidated statements of operations	$ 3,182	$ 3,350	$ 1,831

28. Revision of Prior Period Financial Statements

The Company revised prior period Consolidated Financial Statements to correct shadow unearned revenue liability balances associated with universal life insurance products for which the error began prior to the periods presented below. See Note 1 for additional information. A summary of the revision to our previously reported Consolidated Financial Statements is presented below:

Revised Consolidated Balance Sheet

	December 31, 2021		
	As Reported	**Impact of Revision**	**As Revised**
		(in millions)	
Other assets	$ 11,444	$ (69)	$ 11,375
Total assets	175,979	(69)	175,910
Other liabilities	8,966	(325)	8,641
Total liabilities	170,294	(325)	169,969
Accumulated other comprehensive income (loss), net of tax	3	256	259
Total equity	5,685	256	5,941
Total liabilities and equity	175,979	(69)	175,910

Revised Consolidated Statements of Comprehensive Income

	Years Ended December 31,					
	2021			**2020**		
	As Reported	**Impact of Revision**	**As Revised**	**As Reported**	**Impact of Revision**	**As Revised**
			(in millions)			
Net unrealized gains (losses) on securities	$ (665)	$ (8)	$ (673)	$ 407	$ 82	$ 489
Total other comprehensive income (loss), net of tax	(626)	(8)	(634)	367	82	449
Total comprehensive income (loss)	2,134	(8)	2,126	1,901	82	1,983

Revised Consolidated Statements of Equity

	As Reported		Impact of Revision	As Revised	
	Accumulated Other Comprehensive Income (Loss)	Total Equity		Accumulated Other Comprehensive Income (Loss)	Total Equity
			(in millions)		
Balances at January 1, 2020	$ 262	$ 5,729	$ 182	$ 444	$ 5,911
Other comprehensive income, net of tax	367	367	82	449	449
Balances at December 31, 2020	629	5,867	264	893	6,131
Other comprehensive loss, net of tax	(626)	(626)	(8)	(634)	(634)
Balances at December 31, 2021	3	5,685	256	259	5,941

Item 9.   Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") designed to provide reasonable assurance that the information required to be reported in the Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in and pursuant to U.S. Securities and Exchange Commission ("SEC") regulations, including controls and procedures designed to ensure that this information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding the required disclosure. It should be noted that, because of inherent limitations, our Company's disclosure controls and procedures, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the disclosure controls and procedures are met.

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our company's Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective at a reasonable level of assurance as of December 31, 2022.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth fiscal quarter of the year to which this report relates that have materially affected, or are reasonably likely to materially affect, our company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

The Company's internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America, and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, the Company's management used the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on management's assessment and those criteria, we conclude that, as of December 31, 2022, the Company's internal control over financial reporting is effective.

PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2022.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III.

Item 10. Directors, Executive Officers and Corporate Governance

The following portions of the Proxy Statement are incorporated herein by reference:

- information included under the caption "Corporate Governance — Item 1 — Election of the Eight Director Nominees";

- information included under the caption "Information About the Annual Meeting and Voting — Other Business — Requirements and Deadlines for Submission of Shareholder Proposals or Nomination of Directors for the 2024 Annual Meeting";

- information under the caption "Corporate Governance — Corporate Governance Documents and Policies — Codes of Conduct";

- information under the caption "Corporate Governance — Item 1 — Election of the Eight Director Nominees-Board Composition";

- information included under the caption "Corporate Governance — Committees of the Board";

- information included under the caption "Corporate Governance — Committees of the Board — Audit and Risk Committee";

- information included under the caption "Corporate Governance — Committees of the Board — Audit Committee — Audit and Risk Committee Financial Experts"; and

- information under the caption "Delinquent Section 16(a) Reports", if applicable.

EXECUTIVE LEADERSHIP TEAM

Set forth below is a list of the members of our Executive Leadership Team as of the date this Annual Report on Form 10-K has been filed with the SEC. Also included in this list is Dawn M. Brockman, our principal accounting officer. Each such person's age is indicated by the number in parentheses next to his or her name.

Each individual with an asterisk next to his or her name has been designated as an "executive officer" for purposes of the Exchange Act. None of the below individuals have any family relationship with any other member of the Executive Leadership Team or our principal accounting officer, and none of such individuals became a member of the Executive Leadership Team pursuant to any arrangement or understanding with any other person. Each executive officer has been elected to serve until the next annual election of officers or until his or her successor is elected and qualified.

*James M. Cracchiolo — Chairman and Chief Executive Officer, Ameriprise Financial
Mr. Cracchiolo (64) has been our Chairman and Chief Executive Officer since September 2005 when the Company completed its spinoff from American Express. Prior to his current role, Mr. Cracchiolo held a number of senior-level positions at American Express, including group president of American Express Global Financial Services (2000-2005); CEO and president of American Express Financial Corporation (AEFC) (2000-2005) and chairman of AEFC (2001-2005); chairman of American Express Bank Ltd. (2000-2005); president and CEO of Travel Related Services International (TRS) (1998-2000); president of Global Network Services (1997-1998); senior vice president of TRS Quality, Global Reengineering (1993-1997); and executive vice president and chief financial officer of Shearson Lehman Brothers (then a unit of American Express) (1990 -1993). In addition, Mr. Cracchiolo previously served on the boards of directors of the American Council of Life Insurers, the Financial Services Roundtable and on the board of advisors to the March of Dimes Foundation.

*Walter S. Berman — Executive Vice President and Chief Financial Officer
Mr. Berman (80) has been our Executive Vice President and Chief Financial Officer since September 2005. Prior to that, Mr. Berman served as Executive Vice President and Chief Financial Officer of AEFC, a position he held since January 2003. From April 2001 to January 2004, Mr. Berman served as Corporate Treasurer of American Express.

Kelli A. Hunter Petruzillo — Executive Vice President of Human Resources
Ms. Hunter Petruzillo (61) has been our Executive Vice President of Human Resources since September 2005. Prior to that, Ms. Hunter Petruzillo served as Executive Vice President of Human Resources of AEFC since joining our company in June 2005. Prior to joining AEFC, Ms. Hunter Petruzillo was Senior Vice President — Global Human Capital for Crown Castle International Corporation in Houston, Texas. Prior to that, she held a variety of senior level positions in human resources for Software Spectrum, Inc., Mary Kay, Inc., as well as Morgan Stanley Inc. and Bankers Trust New York Corporation.

*Dawn M. Brockman — Senior Vice President and Corporate Controller (Principal Accounting Officer)
Ms. Brockman (50) has been our Senior Vice President and Controller since September 2022, and previously was Interim Controller from July 2022 until September 2022. Prior to that, Ms. Brockman served as Vice President Finance — Controllership since November 2019 until July 2022 and the Vice President Finance — Advice & Wealth Management from October 2013 to November 2019. Ms. Brockman joined the Ameriprise in 1994.

Deirdre D. McGraw — Executive Vice President-Marketing, Communications and Community Relations
Ms. McGraw (52) has been our Executive Vice President — Marketing, Communications and Community Relations since May 2014. Previously, Ms. McGraw served as Executive Vice President, Corporate Communications and Community Relations since February 2010. Prior to that, Ms. McGraw served as Senior Vice President — Corporate Communications and Community Relations since February 2007 and as Vice President — Corporate Communications since May 2006. Prior thereto, Ms. McGraw served as Vice President-Business Planning and Communications for the Group President, Global Financial Services at American Express.

*Gerard Smyth — Executive Vice President and Chief Information Officer
Mr. Smyth (61) has been our Chief Information Officer since August 2020. Prior to that date, Mr. Smyth served as Executive Vice President — Technology for Ameriprise's AWM Business since August 2013. Prior to joining Ameriprise in 2002, he held senior delivery and architectural roles with American Express, the Australian Stock Exchange and Qantas Airways. He has a bachelor's degree in electronics engineering from Imperial College London and an MBA from the University of Sydney.

*Heather J. Melloh — Executive Vice President and General Counsel
Ms. Melloh (51) has been our Executive Vice President — General Counsel since June 2022. Ms. Melloh previously served as Senior Vice President & Assistant General Counsel since January 2020 to June 2022. From January 2017 until January 2020, Ms. Melloh was Vice President & Lead Chief Counsel. Ms. Melloh joined Ameriprise in 2005 and had previously been a partner at the law firm of Dorsey & Whitney, LLP in Minneapolis. She is active as a leader in many industry groups and within Ameriprise serves on the board of the Political Action Committee.

Patrick H. O'Connell — Executive Vice President, Ameriprise Advisor Group & Ameriprise Financial Institutions Group
Mr. O'Connell (53) has been our Executive Vice President of the Ameriprise Advisor Group since February 2013. Prior to that, he was Senior Vice President for the employee advisor business in the eastern half of the United States and in other senior leadership positions within Ameriprise before that. Mr. O'Connell earned his M.B.A. and B.S. from Widener University.

*Joseph E. Sweeney — President-Advice & Wealth Management, Products and Service Delivery
Mr. Sweeney (61) has been our President — Advice & Wealth Management, Products and Service Delivery since June 2012. Prior to that time, Mr. Sweeney served as President — Advice & Wealth Management, Products and Services since May 2009 and as President — Financial Planning, Products and Services since 2005. Prior to that, Mr. Sweeney served as Senior Vice President and General Manager of Banking, Brokerage and Managed Products of AEFC since April 2002. Prior thereto, he served as Senior Vice President and Head, Business Transformation, Global Financial Services of American Express from March 2001 until April 2002. Mr. Sweeney is on the board of directors of the Securities Industry and Financial Markets Association and the American Securities Association.

Bill Williams — Executive Vice President, Ameriprise Franchise Group
Bill Williams (55) has been our Executive Vice President, Ameriprise Franchise Group since February 2013. Mr. Williams joined Ameriprise in 1989 as an advisor. Mr. Williams has held a number of management roles within Ameriprise before assuming his current position. Mr. Williams is a graduate of Bentley University with a B.A. in Finance.

*Gumer Alvero — President-Insurance & Annuities
Mr. Alvero (55) has been our President — Insurance and Annuities since February 2022. Mr. Alvero previously served as Executive Vice President and General Manager — Insurance and Annuities from April 2021 to February 2022 and Executive

Vice President and General Manager — Annuities from April 2010 to April 2021. Mr. Alvero joined Ameriprise in 1989. He earned a B.S. in business from the University of Minnesota.

Scott E. Couto — Head of North America, Columbia Threadneedle Investments
Mr. Couto (53) has been our Head of North America for Columbia Threadneedle Investments since February 2018. He was previously President of Fidelity Institutional Asset Management and held executive positions across distribution, product and marketing at Fidelity Investments. Mr. Couto joined Fidelity in 2009 from Evergreen Investments. Prior to that, he was with Liberty Funds, a predecessor fund family of Columbia. Mr. Couto received a degree in finance and investments from Babson College and holds the Chartered Financial Analyst (CFA) designation.

*William Davies — Executive Vice President and Global Chief Investment Officer
Mr. Davies (59) has been our Executive Vice President and Global Chief Investment Officer since February 2022. Mr. Davies previously served as Global Head of Equities from July 2017 until February 2022. Mr. Davies joined Threadneedle Asset Management Limited at its inception in 1994 and previously held roles as head of EMEA equities, head of global equities and head of European equities. He has been a member of the investment community since 1985 and earned a B.A. in economics from Exeter University.

Nick Ring — Chief Executive Officer — Global Asset Management, EMEA
Mr. Ring (57) has been our Chief Executive Officer — Global Asset Management, EMEA since September 2019. He was previously the Global Head of Distribution at Jupiter Asset Management, a U.K.-based fund management group, from September 2015 to August 2019. Prior to that, Mr. Ring worked at Columbia Threadneedle in various product and distribution roles from 2008 to 2014, including most recently as Global Head of Product in 2014. Mr. Ring has a LLB (Hons) degree from the University of Reading and held various roles at Northern Trust, KPMG, Gartmore Fund Managers and Prudential earlier in his career.

*William F. Truscott — CEO — Global Asset Management
Mr. Truscott (62) has been our CEO — Global Asset Management since September 2012. Prior to that time, Mr. Truscott had served as CEO — U.S. Asset Management and President, Annuities since May 2010, as President — U.S. Asset Management, Annuities and Chief Investment Officer since February 2008 and as President — U.S. Asset Management and Chief Investment Officer since September 2005. Prior to that, Mr. Truscott served as Senior Vice President and Chief Investment Officer of AEFC, a position he held since he joined the company in September 2001.

CORPORATE GOVERNANCE

We have adopted a set of Corporate Governance Principles and Categorical Standards of Director Independence which, together with the charters of the three standing committees of the Board of Directors (Audit and Risk; Compensation and Benefits; and Nominating and Governance) and our Code of Conduct (which constitutes the Company's code of ethics), provide the framework for the governance of our company. A complete copy of our Corporate Governance Guidelines and Categorical Standards of Director Independence, the charters of each of the Board committees, the Code of Conduct (which applies not only to our Chief Executive Officer, Chief Financial Officer and Controller, but also to all other employees of our company) and the Code of Business Conduct for the Members of the Board of Directors may be found by clicking the "Corporate Governance" link found on our Investor Relations website at ir.ameriprise.com. You may also access our Investor Relations website through our main website at ameriprise.com by clicking on the "Investor Relations" link, which is located at the bottom of the page. (Information from such sites is not incorporated by reference into this report.) You may also obtain free copies of these materials by writing to our Corporate Secretary at our principal executive offices.

Item 11. Executive Compensation

The following portions of the Proxy Statement are incorporated herein by reference:

- information under the caption "Corporate Governance-Committees of the Board-Compensation and Benefits Committee-Compensation Committee Interlocks and Insider Participation";
- information included under the caption "Compensation and Benefits Committee Report";
- information included under the caption "Compensation Discussion and Analysis" (other than under the heading "Pay Versus Performance"), and
- information included under the caption "Compensation of Directors."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The Equity Compensation Plan Information table under the caption "Item 4 — To adopt and approve the Ameriprise Financial 2005 Incentive Compensation Plan, as Amended and Restated" in the Proxy Statement is incorporated herein by reference.

Descriptions of our equity compensation plans can be found in Note 19 to our Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K. Information concerning the market for our common shares and our shareholders can be found in Part II, Item 5 of this Annual Report on Form 10-K. The information included under the caption "Ownership of Our Common Shares" in the Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information under the captions "Corporate Governance — Board Composition — Director Independence," "Corporate Governance — Board Composition — Independence of Committee Members" and "Certain Transactions" in the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information set forth under the heading "Item 5-Ratification of Audit and Risk Committee's Selection of PricewaterhouseCoopers LLP as the Company's Independent Registered Public Accounting Firm for 2023", "— Independent Registered Public Accounting Firm Fees"; "— Services to Associated Organizations"; and "— Policy on Pre-Approval of Services Provided by Independent Registered Public Accounting Firm," in the Proxy Statement is incorporated herein by reference.

PART IV.

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statements:

The information required herein has been provided in Item 8, which is incorporated herein by reference.

2. Financial schedules required to be filed by Item 8 of this form, and by Item 15(b):

Schedule I-Condensed Financial Information of Registrant (Parent Company Only)

All other financial schedules are not required under the related instructions, or are inapplicable and therefore have been omitted.

3. Exhibits:

Pursuant to the rules and regulations of the Securities and Exchange Commission, we have filed certain agreements as exhibits to this Annual Report on Form 10-K. These agreements may contain representations and warranties by the parties. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (i) may have been qualified by disclosures made to such other party or parties, (ii) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments, which may not be fully reflected in our public disclosure, (iii) may reflect the allocation of risk among the parties to such agreements and (iv) may apply materiality standards different from what may be viewed as material to investors. Accordingly, these representations and warranties may not describe our actual state of affairs at the date hereof and should not be relied upon.

The following exhibits are filed as part of this Annual Report on Form 10-K. The exhibit numbers followed by an asterisk (*) indicate exhibits electronically filed herewith. All other exhibit numbers indicate exhibits previously filed and are hereby incorporated herein by reference.

Exhibit	Description
3.1	Amended Restated Certificate of Incorporation of Ameriprise Financial, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, File No. 1-32525, filed on May 1, 2014).
3.2	Amended and Restated Bylaws of Ameriprise Financial, Inc. (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K, File No. 1-32525, filed on February 24, 2021).
4.1	Description of Securities (incorporated by reference to Exhibit 4.1 to the Annual Report on Form 10-K, File No. 1-32525 filed on February 26, 2020).
4.2	Form of Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 3 to Form 10 Registration Statement, File No. 1-32525, filed on August 19, 2005).
	Other instruments defining the rights of holders of long-term debt securities of the registrant are omitted pursuant to Section (b)(4)(iii)(A) of Item 601 of Regulation S-K. The registrant agrees to furnish copies of these instruments to the SEC upon request.
4.3	Indenture dated as of October 5, 2005, between Ameriprise Financial, Inc. and U.S. Bank National Association, trustee (incorporated by reference to Exhibit 4(a) to the Registration Statement on Form S-3, File No. 333-128834, filed on October 5, 2005).
4.4	Indenture dated as of May 5, 2006, between Ameriprise Financial, Inc. and U.S. Bank National Association, trustee (incorporated by reference to Exhibit 4.A to the Registration Statement on Form S-3ASR, File No. 333-133860, filed on May 5, 2006).

Exhibit	Description
4.5	Junior Subordinated Debt Indenture, dated as of May 5, 2006, between Ameriprise Financial, Inc. and U.S. Bank National Association, trustee (incorporated by reference to Exhibit 4.C to the Registration Statement on Form S-3ASR, File No. 333-133860, filed on May 5, 2006).
4.6	Subordinated Debt Indenture, dated as of May 5, 2006, between Ameriprise Financial, Inc. and U.S. Bank National Association, trustee (incorporated by reference to Exhibit 4.B to the Registration Statement on Form S-3ASR, File No. 333-133860, filed on May 5, 2006).
10.1	Tax Allocation Agreement by and between American Express and Ameriprise Financial, Inc., dated as of September 30, 2005 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, File No. 1-32525, filed on October 4, 2005).
10.2†	Ameriprise Financial 2005 Incentive Compensation Plan, as amended and restated effective April 30, 2014 (incorporated by reference to Exhibit B to the Proxy Statement for the Annual Meeting of Shareholders held on April 30, 2014, File No. 001-32525, filed on March 17, 2014).
10.3†	Ameriprise Financial Deferred Compensation Plan, as amended and restated effective January 1, 2012 (incorporated by reference to Exhibit 10.3 of the Annual Report on Form 10-K, File No. 1-32525, filed on February 24, 2012).
10.4†	Ameriprise Financial Supplemental Retirement Plan, as amended and restated effective October 3, 2017 (incorporated by reference to Exhibit 10.4 of the Annual Report on Form 10-K, File No. 1-32525, filed on February 23, 2018).
10.5†	Form of Ameriprise Financial 2005 Incentive Compensation Plan Master Agreement for Substitution Awards (incorporated by reference to Exhibit 10.8 to Amendment No. 2 to Form 10 Registration Statement, File No. 1-32525, filed on August 15, 2005).
10.6†	Ameriprise Financial Form of Award Certificate — Non-Qualified Stock Option Award (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K, File No. 1-32525, filed on October 4, 2005).
10.7†	Ameriprise Financial Form of Award Certificate — Restricted Stock Award (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K, File No. 1-32525, filed on October 4, 2005).
10.8†	Ameriprise Financial Form of Award Certificate — Restricted Stock Unit Award (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K, File No. 1-32525, filed on October 4, 2005).
10.9†	Ameriprise Financial Form of Agreement — Cash Incentive Award (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K, File No. 1-32525, filed on October 4, 2005).
10.10†*	Ameriprise Financial Long-Term Incentive Award Program Guide
10.11†	Ameriprise Financial Performance Cash Unit Plan Supplement to the Long Term Incentive Award Program Guide (incorporated by reference to Exhibit 10.11 of the Annual Report on Form 10-K File No. 1-32525, filed on February 25, 2022).
10.12†	Ameriprise Financial Form of Award Certificate — Performance Cash Unit Plan Award (incorporated by reference to Exhibit 10.12 of the Annual Report on Form 10-K File No. 1-32525, filed on February 25, 2016).
10.13†	Ameriprise Financial Performance Share Unit Plan Supplement to the Long-Term Incentive Award Program Guide (incorporated by reference to Exhibit 10.13 of the Annual Report on Form 10-K File No. 1-32525, filed on February 25, 2022).
10.14†	Ameriprise Financial Form of Award Certificate — Performance Share Unit Plan Award (incorporated by reference to Exhibit 10.14 of the Annual Report on Form 10-K File No. 1-32525, filed on February 25, 2016).
10.15†	Ameriprise Financial Deferred Share Plan for Outside Directors, as amended and restated effective December 3, 2014 (incorporated by reference to Exhibit 10.15 of the Annual Report on Form 10-K File No. 1-32525, filed on February 24, 2015).
10.16†	CEO Security and Compensation Arrangements (incorporated by reference to Item 1.01 of the Current Report on Form 8-K, File No. 1-32525, filed on October 31, 2005).
10.17†	Ameriprise Financial Senior Executive Severance Plan, as amended and restated effective January 1, 2012 (incorporated by reference to Exhibit 10.17 of the Annual Report on Form 10-K, File No. 1-32525, filed on February 24, 2012).
10.18†	Restricted Stock Awards in lieu of Key Executive Life Insurance Program (incorporated by reference to Item 1.01 of the Current Report on Form 8-K, File No. 1-32525, filed on November 18, 2005).
10.19†	Form of Indemnification Agreement for directors, Chief Executive Officer, Chief Financial Officer, General Counsel and Principal Accounting Officer and any other officers designated by the Chief Executive Officer (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, File No. 1-32525, filed on April 26, 2012).
10.20†	Ameriprise Advisor Group Deferred Compensation Plan, as amended and restated effective January 1, 2016 (incorporated by reference to Exhibit 10.23 of the Annual Report on Form 10-K File No. 1-32525, filed on February 25, 2016).
10.21†	Ameriprise Financial Annual Incentive Award Plan, as amended and restated as of January 1, 2009 (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q, File No. 1-32525, filed on May 2, 2018).

Exhibit	Description
10.22	Fourth Amended and Restated Credit Agreement, dated as of June 11, 2021, among Ameriprise Financial, Inc., as Borrower, the lenders party thereto, Wells Fargo Bank, National Association as Administrative Agent, Swingline Lender and Issuing Lender, Bank of America, N.A. and Citibank, N.A. as Co-Syndication Agents, and Credit Suisse AG, New York Branch, Goldman Sachs Bank USA, HSBC Bank USA, National Association, JPMorgan Chase Bank, N.A., U.S. Bank National Association and BMP Harris Bank N.A. as Co-Documentation Agents, and Wells Fargo Securities, LLC, BofA Securities, Inc. and CitiBank, N,A. as Joint Lead Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, File No. 1-32525, filed on June 11, 2021).
10.23†	Threadneedle Deferral Plan (as amended and restated effective January 1, 2018) (incorporated by reference to Exhibit 10.24 of the Annual Report on Form 10-K File No. 1-32525, filed on February 25, 2022).
10.24†	First Amendment to the Threadneedle Deferral Plan (effective December 6, 2018) (incorporated by reference to Exhibit 10.25 of the Annual Report on Form 10-K File No. 1-32525, filed on February 25, 2022).
10.25†	Deferred Stock Unit Award Certificate — Threadneedle Deferral Plan (incorporated by reference to Exhibit 10.26 of the Annual Report on Form 10-K File No. 1-32525, filed on February 25, 2022).
10.26†	Form of Deferred Stock Unit Award — Threadneedle Deferral Plan (incorporated by reference to Exhibit 10.27 of the Annual Report on Form 10-K File No. 1-32525, filed on February 25, 2022).
13*	Portions of the Ameriprise Financial, Inc. 2022 Annual Report to Shareholders, which are furnished solely for the information of the SEC and are not to be deemed "filed."
21*	Subsidiaries of Ameriprise Financial, Inc.
23*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
24*	Powers of attorney
31.1*	Certification of James M. Cracchiolo pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
31.2*	Certification of Walter S. Berman pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
32*	Certification of James M. Cracchiolo and Walter S. Berman pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	The following materials from Ameriprise Financial, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2022, formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020; (ii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021 and 2020; (iii) Consolidated Balance Sheets at December 31, 2022 and 2021; (iv) Consolidated Statements of Equity for the years ended December 31, 2022, 2021 and 2020; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020; (vi) Notes to the Consolidated Financial Statements; and (vii) Schedule I — Condensed Financial Information of Registrant (Parent Only).
104	The cover page from Ameriprise Financial, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2022 is formatted in iXBRL and contained in Exhibit 101.

*   Filed electronically herewith.

†   Management contract or compensation plan or arrangement

Item 16. Form 10-K Summary

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

| | AMERIPRISE FINANCIAL, INC. |
| | Registrant |

Date: February 23, 2023	By	/s/ Walter S. Berman
		Walter S. Berman
		Executive Vice President and
		Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacity and on the dates indicated.

Date: February 23, 2023	By	/s/ James M. Cracchiolo
		James M. Cracchiolo
		Chairman and Chief Executive Officer
		(Principal Executive Officer and Director)

Date: February 23, 2023	By	/s/ Walter S. Berman
		Walter S. Berman
		Executive Vice President and Chief Financial Officer
		(Principal Financial Officer)

Date: February 23, 2023	By	/s/ Dawn M. Brockman
		Dawn M. Brockman
		Senior Vice President and Controller
		(Principal Accounting Officer)

Date: February 23, 2023	By	/s/ Dianne Neal Blixt*
		Dianne Neal Blixt
		Director

Date: February 23, 2023	By	/s/ Amy DiGeso*
		Amy DiGeso
		Director

Date: February 23, 2023	By	/s/ Armando Pimentel, Jr.*
		Armando Pimentel, Jr.
		Director

Date: February 23, 2023	By	/s/ Robert F. Sharpe, Jr.*
		Robert F. Sharpe, Jr.
		Director

Date: February 23, 2023	By	/s/ Brian T. Shea*
		Brian T. Shea
		Director

Date: February 23, 2023	By /s/ W. Edward Walter III*
	W. Edward Walter III
	Director

Date: February 23, 2023	By /s/ Christopher J. Williams*
	Christopher J. Williams
	Director

*By /s/ Walter S. Berman

Walter S. Berman
Executive Vice President and Chief Financial Officer

*   Walter S. Berman, by signing his name hereto on the 23rd day of February, 2023 does hereby sign this document pursuant to powers of attorney duly executed by the Directors named, filed with the Securities and Exchange Commission on behalf of such Directors as Exhibit 24 to this Form 10-K, all in the capacities and on the date stated, such persons being the majority of the Directors of the Registrant.

Schedule I — Condensed Financial Information of Registrant

(Parent Company Only)

Schedule I — Condensed Financial Information of Registrant
Condensed Statements of Operations

(Parent Company Only)

	Years Ended December 31,		
	2022	**2021**	**2020**
	(in millions)		
Revenues			
Net investment income	$ 16	$ 27	$ 23
Other revenues	6	9	15
Total revenues	22	36	38
Banking and deposit interest expense	8	2	3
Total net revenues	14	34	35
Expenses			
Distribution expenses	4	7	12
Interest and debt expense	104	102	105
General and administrative expense	265	258	198
Total expenses	373	367	315
Pretax loss before equity in earnings of subsidiaries	(359)	(333)	(280)
Income tax provision (benefit)	139	157	(87)
Loss before equity in earnings of subsidiaries	(498)	(490)	(193)
Equity in earnings of subsidiaries, net of tax	3,057	3,250	1,727
Net income	2,559	2,760	1,534
Other comprehensive income (loss), net of tax	(2,608)	(634)	449
Total comprehensive income (loss)	$ (49)	$ 2,126	$ 1,983

See Notes to Condensed Financial Information of Registrant.

Schedule I — Condensed Financial Information of Registrant Condensed Balance Sheets

(Parent Company Only)

	December 31,			
	2022		**2021**	
	(in millions, except share amounts)			
Assets				
Cash and cash equivalents	$	361	$	827
Investments		831		905
Loans to subsidiaries		249		483
Due from subsidiaries		338		242
Receivables		26		4
Land, buildings, equipment, and software, net of accumulated depreciation of $874 and $973, respectively		216		193
Investments in subsidiaries		5,653		7,266
Other assets		1,262		1,308
Total assets	$	8,936	$	11,228
Liabilities and Equity				
Liabilities:				
Accounts payable and accrued expenses	$	999	$	1,118
Due to subsidiaries		107		83
Borrowings from subsidiaries		602		446
Long-term debt		2,819		2,829
Other liabilities		796		811
Total liabilities		5,323		5,287
Equity:				
Common shares ($0.01 par value; shares authorized, 1,250,000,000; shares issued, 335,864,062 and 334,828,117, respectively)		3		3
Additional paid-in capital		9,517		9,220
Retained earnings		19,531		17,525
Treasury shares, at cost (230,585,072 and 223,967,107 shares, respectively)		(23,089)		(21,066)
Accumulated other comprehensive income (loss), net of tax, including amounts applicable to equity investments in subsidiaries		(2,349)		259
Total equity		3,613		5,941
Total liabilities and equity	$	8,936	$	11,228

See Notes to Condensed Financial Information of Registrant.

Schedule I — Condensed Financial Information of Registrant
Condensed Statements of Cash Flows

(Parent Company Only)

	Years Ended December 31,		
	2022	**2021**	**2020**
	(in millions)		
Cash Flows from Operating Activities			
Net income	$ 2,559	$ 2,760	$ 1,534
Equity in earnings of subsidiaries	(3,057)	(3,250)	(1,727)
Dividends received from subsidiaries	2,512	4,027	2,018
Other operating activities, primarily with subsidiaries	226	343	282
Net cash provided by (used in) operating activities	2,240	3,880	2,107
Cash Flows from Investing Activities			
Available-for-Sale securities:			
Proceeds from sales	—	—	922
Maturities, sinking fund payments and calls	153	93	161
Purchases	(124)	(82)	(15)
Proceeds from sale of other investments	7	1	—
Purchase of other investments	(1)	(16)	(12)
Proceeds from sale of land, buildings, equipment and software	—	1	2
Purchase of land, buildings, equipment and software	(70)	(28)	(54)
Contributions to subsidiaries	(743)	(1,291)	(416)
Return of capital from subsidiaries	207	39	131
Repayment of loans to subsidiaries	1,960	2,701	3,288
Issuance of loans to subsidiaries	(1,726)	(2,937)	(3,174)
Acquisition of surplus loans to subsidiaries	—	—	(500)
Net cash provided by (used in) investing activities	(337)	(1,519)	333
Cash Flows from Financing Activities			
Dividends paid to shareholders	(534)	(511)	(497)
Repurchase of common shares	(1,978)	(2,030)	(1,441)
Issuance of long-term debt, net of issuance costs	495	4	496
Repayments of long-term debt	(510)	(9)	(762)
Borrowings from subsidiaries	1,210	244	871
Repayments of borrowings from subsidiaries	(1,034)	(403)	(751)
Exercise of stock options	—	1	3
Other, net	(18)	99	(18)
Net cash provided by (used in) financing activities	(2,369)	(2,605)	(2,099)
Net increase (decrease) in cash and cash equivalents	(466)	(244)	341
Cash and cash equivalents at beginning of period	827	1,071	730
Cash and cash equivalents at end of period	$ 361	$ 827	$ 1,071
Supplemental Disclosures:			
Interest paid on debt	$ 98	$ 95	$ 107
Income taxes paid (received), net	91	173	26
Non-cash contributions to subsidiaries	—	52	—

See Notes to Condensed Financial Information of Registrant.

Schedule I — Condensed Financial Information of Registrant
Notes to Condensed Financial Information of Registrant

(Parent Company Only)

1. Basis of Presentation

The accompanying Condensed Financial Statements include the accounts of Ameriprise Financial, Inc. (the "Parent Company") and, on an equity basis, its subsidiaries and affiliates. The Condensed Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles. The financial information of the Parent Company should be read in conjunction with the Consolidated Financial Statements and Notes of Ameriprise Financial, Inc. and its subsidiaries ("Ameriprise Financial"). Parent Company revenues and expenses, other than compensation and benefits and interest and debt expense, are primarily related to intercompany transactions with subsidiaries and affiliates.

During 2022, Ameriprise Financial identified an error related to the shadow unearned revenue liability balance associated with universal life insurance products. Ameriprise Financial evaluated the error and determined that the impact was not material to its results for any prior period, but that correcting the cumulative impact of the error in the current period would be material to total comprehensive income for the year ended December 31, 2022. Accordingly, and for comparability, Ameriprise Financial revised its prior period Consolidated Financial Statements and related disclosures impacted. The Parent Company also revised the prior period Condensed Financial Statements and related disclosures impacted. A summary of the revision to the Parent Company's previously reported Condensed Financial Statements is presented below:

Revised Condensed Balance Sheet

	December 31, 2021		
	As Reported	Impact of Revision	As Revised
	(in millions)		
Investments in subsidiaries	$ 7,010	$ 256	$ 7,266
Total assets	10,972	256	11,228
Accumulated other comprehensive income (loss), net of tax, including amounts applicable to equity investments in subsidiaries	3	256	259
Total equity	5,685	256	5,941
Total liabilities and equity	10,972	256	11,228

Revised Condensed Statements of Operations

	Years Ended December 31,					
	2021			2020		
	As Reported	Impact of Revision	As Revised	As Reported	Impact of Revision	As Revised
	(in millions)					
Other comprehensive income (loss), net of tax	$ (626)	$ (8)	$ (634)	$ 367	$ 82	$ 449
Total comprehensive income (loss)	2,134	(8)	2,126	1,901	82	1,983

The change in fair value of derivative instruments used as hedges is reflected in the Parent Company's Condensed Statements of Operations. For certain derivatives, the change in the hedged item is reflected in the subsidiaries' Statements of Operations. The change in fair value of certain derivatives used to economically hedge risk related to guaranteed minimum withdrawal benefit ("GMWB") provisions is included in Benefits, claims, losses and settlement expenses, while the underlying benefits, claims, losses and settlement expenses are reflected in Equity in earnings of subsidiaries, net of tax.

2. Investments

On December 23, 2020, RiverSource Life Insurance Company ("RiverSource Life") issued a $500 million unsecured 3.5% surplus note due December 31, 2050 to the Parent Company. The surplus note is subordinate in right of payment to the prior payment in full of RiverSource Life's obligations to policyholders, claimants and beneficiaries and all other creditors. No payment of principal or interest shall be made without the prior approval of the Minnesota Department of

Commerce and such payments shall be made only from RiverSource Life's statutory surplus. Interest payments, which commenced on June 30, 2021, are due semi-annually in arrears on June 30 and December 31. Subject to the preceding conditions, RiverSource Life may prepay all or a portion of the principal at any time. The held-to-maturity investment was $500 million as of both December 31, 2022 and 2021 is recorded in Investments on the Parent Company's Condensed Balance Sheets. For the years ended December 31, 2022 and 2021, interest income was $18 million and $17 million, respectively, and is reported in Net investment income on the Parent Company's Condensed Statements of Operations.

The Parent Company invested in the residual tranche of an asset backed security structure issued by Ameriprise Advisor Financing, LLC ("AAF") and in the residual tranche of an asset backed security structure issued by Ameriprise Advisor Financing 2, LLC ("AAF2"), both subsidiaries of the Parent Company. The asset backed securities are collateralized by a portfolio of loans issued to advisors affiliated with Ameriprise Financial Services, LLC ("AFS"), a subsidiary of the Parent Company. As of December 31, 2021, the fair value of the residual tranche issued by AAF was $100 million. During the third quarter of 2022, the Parent Company redeemed the outstanding residual tranche issued by AAF, realizing a $23 million loss, and invested $30 million in a new residual tranche issued by AAF2. As of December 31, 2022, the fair value of the residual tranche issued by AAF2 was $27 million. The fair value of the residual tranche is reported in Investments on the Parent Company's Condensed Balance Sheets. For the years ended December 31, 2022, 2021 and 2020, interest income was $7 million, $7 million and $6 million, respectively, and is reported in Net investment income on the Parent Company's Condensed Statements of Operations.

3. Debt

All of the debt of Ameriprise Financial is borrowings of the Parent Company, except as indicated below.

- As of December 31, 2022 and 2021, Ameriprise Financial had $201 million and $200 million, respectively, of borrowings from the Federal Home Loan Bank of Des Moines, which is collateralized with commercial mortgage backed securities and residential mortgage backed securities.

- As of December 31, 2022 and 2021, Ameriprise Financial debt included $2 million and $3 million, respectively, of other subsidiary lease obligations.

4. Borrowings from Subsidiaries

The Parent Company has intercompany lending arrangements with its subsidiaries. At the end of each business day, taking into consideration all legal and regulatory requirements associated with its subsidiaries, the Parent Company is entitled to draw on all funds in specified bank accounts. Repayment of all or a portion of the funds is due on demand. As of December 31, 2022 and 2021, the Company had $411 million and $431 million, respectively, available for repayment due on demand. The Parent Company also has revolving credit agreements with its subsidiaries as the borrower aggregating $1.1 billion and $1.4 billion as of December 31, 2022 and 2021, respectively, of which $191 million and $15 million was outstanding as of December 31, 2022 and 2021, respectively.

5. Guarantees, Commitments and Contingencies

The Parent Company is the guarantor for operating leases of certain subsidiaries. All consolidated legal, regulatory and arbitration proceedings, including class actions of Ameriprise Financial are potential or current obligations of the Parent Company. The Parent Company has committed revolving credit agreements with its subsidiaries as the lender aggregating $361 million and $366 million as of December 31, 2022 and 2021, respectively, of which nil and $243 million was outstanding as of December 31, 2022 and 2021, respectively.

The Parent Company and Ameriprise Certificate Company ("ACC") entered into a Capital Support Agreement on March 2, 2009, pursuant to which the Parent Company agrees to commit such capital to ACC as is necessary to satisfy applicable minimum capital requirements. Effective April 30, 2014, this agreement was amended to revise the maximum commitment to $50 million. For the years ended December 31, 2022, 2021 and 2020, ACC did not draw upon the Capital Support Agreement and had met all applicable capital requirements.

AFS entered into a Financial Industry Regulatory Authority ("FINRA") approved subordinated loan agreement with the Parent Company on December 15, 2014 for regulatory net capital purposes. The agreement consists of a $200 million secured demand note. The note is secured by cash and securities equal to the principal value of the note pledged by the Parent Company. As of December 31, 2022, AFS had not made a demand of the principal amount.

Ameriprise Enterprise Investment Services, Inc. ("AEIS") entered into a FINRA approved subordinated loan agreement with the Parent Company on January 25, 2017 for regulatory net capital purposes. Under this agreement, AEIS borrowed $60 million from the Parent Company with an initial term of five years to be repaid no later than January 22, 2022. Both

companies have the option to renew the agreement in one year-increments in perpetuity. The agreement was renewed in January 2022 and 2023, respectively, extending the current maturity date to January 22, 2024.

6. Subsequent Events

On January 18, 2023, the Parent Company paid a cash contribution of $15 million to Ameriprise Holdings, Inc.

On January 25, 2023, the Parent Company paid a cash contribution of $15 million to Ameriprise Advisor Capital, LLC.

On January 30, 2023, the Parent Company paid a cash contribution of $35 million to ACC.

On February 15, 2023, the Parent Company received a cash dividend of $90 million from AMPF Holding, LLC.

On February 17, 2023, RiverSource Life's Board of Directors declared a cash dividend of up to $200 million to the Parent Company, payable on or after March 20, 2023, pending approval by the Minnesota Department of Commerce.

(This page has been left blank intentionally.)

PERFORMANCE GRAPH

The graphs below match Ameriprise Financial, Inc.'s cumulative total shareholder return on common stock with the cumulative total returns of the S&P 500 Index and the S&P 500 Financials Index for two time periods: five years and since Ameriprise Financial became an independent, public company in 2005. The graphs track the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) to Dec. 31, 2022.

Comparison of a five-year cumulative total return*
Ameriprise Financial, Inc., the S&P 500 Index and the S&P 500 Financials Index

Comparison of cumulative total return since becoming an independent, public company*
Ameriprise Financial, Inc., the S&P 500 Index and the S&P 500 Financials Index





● Ameriprise Financial, Inc.   ● S&P 500 Index   ● S&P 500 Financials Index

---

*$100 invested on Dec. 31, 2017, and Oct. 1, 2005, in stock or index, including reinvestment of dividends.

Source: Bloomberg.

Fiscal year ending Dec. 31.

The Standard & Poor's 500 Index (S&P 500® Index), an unmanaged index of common stocks, is frequently used as a general measure of market performance. The Index reflects reinvestment of all distributions and changes in market prices, but excludes brokerage commissions or other fees. The S&P 500 Financials Index measures the performance of financial components of the S&P 500 Index.

Past performance does not guarantee future results. It is not possible to invest directly in an index.

GENERAL INFORMATION

Executive Offices
Ameriprise Financial Center
707 2nd Avenue South
Minneapolis, MN 55474
612.671.3131

One World Trade Center
285 Fulton Street
New York, NY 10007

**Information Available
to Shareholders**
Copies of our company's Annual
Report on Form 10-K, proxy
statement, press releases and other
documents, as well as information on
financial results and products and
services, are available through the
Ameriprise Financial website at
ameriprise.com. Written copies of
these materials are available without
charge upon written request to the
corporate secretary's office.

Stock Exchange Listing
New York Stock Exchange
Symbol: AMP

**Independent Registered Public
Accounting Firm**
PricewaterhouseCoopers LLP
45 South 7th Street, Suite #3400
Minneapolis, MN 55402

Transfer Agent
Broadridge Corporate Issuer
Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717
Phone: 866.337.4999
International/Toll free: 303.974.3777

Email:
shareholder@broadridge.com

Website:
shareholder.broadridge.com/amp

Annual Meeting
The Board of Directors of Ameriprise
Financial intends to hold the annual
shareholders meeting on Wednesday,
April 26, 2023, at 11 a.m. Central
time. Information about the event will
be provided to shareholders in the
company's 2023 proxy statement

and will be accessible online at
ir.ameriprise.com. A transcript of the
meeting will be available upon written
request to the corporate secretary's
office at a modest charge.

Shareholders
As of Feb. 10, 2023, there were
12,153 shareholders of record.
Copies of the Ameriprise Financial
Corporate Governance Guidelines,
as well as the charters of the four
standing committees of the Board
of Directors and the Ameriprise
Financial Global Code of Conduct,
are available on the company's
website at ir.ameriprise.com. Our
website also provides important
information about how and when we
grant share-based compensation
such as stock options and restricted
stock, including the schedule of grant
dates for 2023. We provide a copy
of our Long-Term Incentive Awards
Policy on our website and explain our
policy for the approval of grants on a
date when the Compensation and
Benefits Committee of the Board of
Directors or our chairman and chief
executive officer is aware of material,
nonpublic information about our
company or its securities. Copies of
these materials are available without
charge upon written request to the
corporate secretary's office.

We filed the Certifications of our
chief executive officer and chief
financial officer with the Securities
and Exchange Commission pursuant
to section 302 of the Sarbanes-Oxley
Act of 2002 as exhibits 31.1 and
31.2, respectively, to our Annual
Report on Form 10-K for the year
ended Dec. 31, 2022.

Shareholder and Investor Inquiries
Written shareholder inquiries may be
sent to:
Broadridge Corporate Issuer
Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717

or to:
Corporate Secretary's Office
1098 Ameriprise Financial Center
Minneapolis, MN 55474

Written inquiries from the investment
community should be sent to:
Investor Relations
243 Ameriprise Financial Center
Minneapolis, MN 55474

Trademarks
The following service marks of
Ameriprise Financial, Inc. and its
affiliates appear in this report:

Ameriprise Financial®

Columbia Threadneedle Investments®

All other trademarks are property of
their respective owners, and their
use does not constitute an
endorsement of Ameriprise Financial,
Inc., its affiliates or subsidiaries, or
its or their products or services.

*This report was printed using a
printer recognized by Printing
Industry Midwest for its green
initiatives and is certified as a Very
Small Quantity Generator. The press
used to print the report emits no
volatile organic compounds.*



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Executive Leadership Team

James M. Cracchiolo
Chairman and Chief Executive Officer

Walter S. Berman
Executive Vice President, Chief Financial Officer

Gerard Smyth
Executive Vice President and Global Chief Information Officer

Kelli Hunter Petruzillo
Executive Vice President, Human Resources

Heather J. Melloh
Executive Vice President and General Counsel

Deirdre D. McGraw
Executive Vice President, Marketing and Corporate Affairs

Joseph E. Sweeney
President, Advice & Wealth Management
Products and Service Delivery

William J. (Bill) Williams
Executive Vice President, Ameriprise Franchise Group

Patrick H. O'Connell
Executive Vice President, Ameriprise Advisor and Institutions Group

Gumer Alvero
President, Insurance & Annuities

William F. (Ted) Truscott
Chief Executive Officer, Global Asset Management

William Davies
Executive Vice President, Global Chief Investment Officer

Scott E. Couto
Executive Vice President, North America, Global Asset Management

Nick Ring
Chief Executive Officer, EMEA, Global Asset Management

Board of Directors

James M. Cracchiolo
Chairman and Chief Executive Officer
Ameriprise Financial, Inc.

Robert F. Sharpe, Jr.
Presiding Director
Former President, Commercial Foods,
and Chief Administrative Officer
ConAgra Foods, Inc.

Dianne Neal Blixt
Former Executive Vice President
and Chief Financial Officer
Reynolds American, Inc.

Amy DiGeso
Former Executive Vice President
Global Human Resources
The Estée Lauder Companies Inc.

Armando Pimentel, Jr.
President and Chief Executive Officer
Florida Power & Light Company

Brian T. Shea
Former Vice Chairman and
Chief Executive Officer
Investment Services, BNY Mellon

W. Edward Walter III
Former Global Chief Executive Officer
and Director
Urban Land Institute

Christopher J. Williams
Chairman
Siebert Williams Shank & Co., LLC



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